
13002064



2012 ANNUAL REPORT

LETTER TO STOCKHOLDERS • PROXY STATEMENT • 10-K



AllianceData.

REVENUE INCREASED 15% TO $3.6 BILLION

CORE EPS INCREASED 14% TO $8.71

ADJUSTED EBITDA INCREASED 18% TO $1.2 BILLION

ENTERPRISE VALUE INCREASED TO $10 BILLION



DEAR STOCKHOLDERS:

2012 was, no doubt, our finest year ever. From a financial perspective, the results were compelling, but perhaps even more exciting were the two key themes that made the year so exceptional. First, our growth was nicely balanced across our three segments, with revenue growth between 9% and 18% for LoyaltyOne, Private Label and Epsilon, respectively; and second, consolidated revenue growth of 15% was driven by approximately 9% organic growth. As the macro-economic environment has shifted away from an historical average annual growth rate of 3.5% and toward a more modest 2% rate, organic growth is much harder to achieve. As such, our ability to generate organic growth at 4 times GDP allowed us to stand out. This was clearly not lost on you, our stockholders, who continued to vote in favor of our model as evidenced by the approximate eleven-fold increase in stock value we have realized since our $12 per share IPO in 2001. Thank you for your trust and support.

WHAT DROVE OUR GROWTH?

Two things: the growing demand for our solutions and an improved macro-economic environment. Specifically, we saw:

- **Increased demand for our loyalty and marketing services.** Our consumer-centric clients continued to rely on us to develop and execute highly sophisticated, data-driven multi-channel marketing programs. Deep insight and understanding of our clients' customers and knowing the right channel through which to engage them drove powerful results. We helped our clients deliver a seamless customer experience across all channels—from bricks and mortar, to online, to mobile for researching, buying, or engaging with brands via SMS/texting and geolocation targeting.
- **Modest economic growth, and macro-economic conditions continued to stabilize.** As consumers regained confidence in the future, businesses also felt more confident in spending for growth. In our businesses, this renewed confidence drove our clients to allocate additional funds for our services. Additionally, interest rates remained at low levels, and we were able to secure favorable financing terms for our corporate and Private Label liquidity needs.

KEY BUSINESS HIGHLIGHTS

LoyaltyOne, the operator of our Canadian coalition loyalty program, the AIR MILES® Reward Program, had a very solid year, highlighted by over 9% organic growth in revenues. We saw a nice resurgence in AIR MILES reward miles issued (up 6%). We also rolled out AIR MILES Cash, which added consumer excitement by permitting collectors to instantly redeem their AIR MILES reward miles in-store. Additionally, the speed with which our joint-venture program in Brazil, dotz, expanded during the year demonstrated our success in replicating the coalition loyalty model internationally. We opened in new markets and signed new program sponsors, and by year-end we had membership in the program at 6 million—significantly more than anticipated.

Epsilon posted enviable results, with mid-teens growth in both revenues and adjusted EBITDA. Organic revenue growth of 4% was below expectations as we witnessed a temporary pullback (or "air pocket") in our healthcare/pharmaceutical vertical. Strong expense management allowed Epsilon to hit its goal of 10% adjusted EBITDA growth, excluding non-recurring items. Fortunately, by year-end, this air pocket had passed, and Epsilon was poised to enter 2013 with strong momentum. Also, during 2012 we made investments in critical delivery platforms, bolstering long-term prospects, and realigned Epsilon's business to serve industry verticals to more effectively deliver the full suite of Epsilon's marketing services. At the end of the year, we announced the strategic acquisition of the HMI group of companies, an impressive collection of digital marketing agency services that secured Epsilon's foothold as an 'agency of the future.'

Private Label Services and Credit had an enormous year. Our Private Label business saw record credit portfolio growth of $1 billion—up almost 20%—the best in our history. Combined with strong credit quality and low funding costs, Private Label was our primary driver of over-performance during 2012. We opportunistically used some of this over-performance to reinvest in higher-rate, but longer-term fixed rate funding, giving us nice visibility into future earnings. We achieved record new business signings, including both new program start-ups as well as modest portfolio acquisitions. Additionally, we saw significant increases in credit sales across our core portfolio of brands.

And at the **corporate level**, our war chest of liquidity increased to $1.8 billion, which included completing two high-yield offerings.

Our reputation and history of strong performance has served us well in enabling us to amass ample funds for compelling M&A opportunities and/or share repurchases. To date, approximately $2 billion of our stock has been repurchased since 2008.

WHAT'S ON TAP FOR 2013?

I am confident in our future and believe we will continue to deliver strong growth, with superior organic growth. Specifically:

For **LoyaltyOne**, the focus is on AIR MILES reward miles issuance. Partnering with our sponsors to offer compelling marketing campaigns that drive collector spend (i.e., issuance) is the name of the game. Further, we expect to renew some key anchor sponsors, sign new sponsors, and continue to promote the AIR MILES Cash program. Finally, we plan to accelerate our market expansion in Brazil with dotz, expecting to grow to 10 million members by the end of 2013. This country continues to be promising as it has all the critical components of an optimum market for our coalition model: a strong and growing middle class, a stable economic and social environment, and a consumer-friendly culture.

Epsilon will be focused on pursuing new clients and expanding business with existing clients. As I alluded to previously, our operational realignment, combined with a powerhouse of capabilities and services, enables Epsilon to provide the "total offering" to the top global brands. The business is equipped on all levels to deliver the full suite of data-driven marketing solutions across the traditional set of services (data, database, analytics, distribution) as well as the newer, more technologically sophisticated digital services (digital agency products, creative offerings, strategy).

As **Private Label** rounded out 2012 with record performance, in 2013, the continued focus will be on signing new clients. Our goal is to sign new clients sufficient to provide $1 billion in portfolio growth when fully ramped up. That's a big number for us, but we did it in 2012, and the pipeline remains robust. Where's all this demand coming from? Simply stated, we believe that we are witnessing a long-term, positive secular trend toward private label. Why? Because of the high value our millions of cardholders get from our card programs, which are fueled by customer data and how we leverage that data. Private label provides a closed loop network that is linked to the merchant's POS/merchandising systems, allowing us, on behalf of our clients, to extract category and SKU-level purchase data tied to the individual customer. This is significant, as it enables us to then create highly targeted communications and promotional campaigns that drive incremental sales for our clients.

IN CLOSING

We remain confident that our leadership and our associates are up for both a strong 2013 as well as continuing to build momentum for the future. I want to thank our 11,000 outstanding associates for their dedication and hard work. It's how they do their jobs every day that has given Alliance Data its solid reputation and market-leading position of delivering on our promises to our clients, our stockholders, and our communities. We value the trust and confidence that our clients and stockholders have in us, and we've never felt more optimistic about our Company's bright future. That should do it for 2012—time to get back to work on 2013 and beyond.



Edward J. Heffernan
President and Chief Executive Officer



ALLIANCE DATA SYSTEMS CORPORATION
7500 Dallas Parkway, Suite 700
Plano, Texas 75024
(214) 494-3000

NOTICE OF 2013 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 6, 2013


Proxy

To the stockholders of Alliance Data Systems Corporation:

We will hold the 2013 annual meeting of our stockholders at our corporate headquarters, 7500 Dallas Parkway, Suite 700, Plano, Texas 75024, on Thursday, June 6, 2013 at 10:00 a.m. (local time), for the following purposes:

(1) to re-elect three class I directors;

(2) to hold an advisory vote on executive compensation;

(3) to amend the company's certificate of incorporation to declassify the board of directors;

(4) to amend the company's certificate of incorporation to provide stockholders certain rights to call a special meeting;

(5) to ratify the selection of Deloitte & Touche LLP as the independent registered public accounting firm of the company for 2013; and

(6) to transact such other business as may properly come before the annual meeting or any adjournments or postponements thereof.

Stockholders of record as of April 8, 2013 are the only stockholders entitled to vote at the meeting and any adjournments or postponements thereof. **You are cordially invited to attend the meeting, but whether or not you expect to attend in person, we urge you to grant your proxy to vote your shares by telephone or through the Internet by following the instructions included on the Notice of Internet Availability of Proxy Materials that you received, or if you received a paper copy of the proxy card, to mark, date, sign and return the proxy card in the envelope provided. You may still vote in person if you attend the meeting, even if you have given your proxy. Please note, however, that if a broker or other nominee holds your shares of record and you wish to vote at the meeting, you must obtain from that registered holder a proxy card issued in your name.**

Pursuant to rules promulgated by the Securities and Exchange Commission, we are providing access to our proxy materials, including this proxy statement and our annual report on Form 10-K for the year ended December 31, 2012, over the Internet. As a result, we are mailing to many of our stockholders a Notice of Internet Availability of Proxy Materials instead of a paper copy of our proxy materials. The notice contains instructions on how to access those proxy materials over the Internet, as well as instructions on how to request a paper copy of our proxy materials. All stockholders who do not receive a notice will receive a paper copy of our proxy materials by mail. This electronic distribution process reduces the environmental impact and lowers the costs of printing and distributing our proxy materials.

By Order of the Board of Directors

Leigh Ann K. Epperson
Corporate Secretary

April 19, 2013
Plano, Texas

THIS PAGE INTENTIONALLY LEFT BLANK



ALLIANCE DATA SYSTEMS CORPORATION
7500 Dallas Parkway, Suite 700
Plano, Texas 75024

PROXY STATEMENT
2013 Annual Meeting of Stockholders
To be Held on June 6, 2013

The board of directors of Alliance Data Systems Corporation is soliciting your proxy to vote at the 2013 annual meeting of stockholders to be held on June 6, 2013 at 10:00 a.m. (local time) and any adjournments or postponements of that meeting. The meeting will be held at our corporate headquarters, 7500 Dallas Parkway, Suite 700, Plano, Texas 75024.

The Notice of Internet Availability of Proxy Materials or this proxy statement and the accompanying proxy card, notice of meeting and annual report on Form 10-K for the year ended December 31, 2012 were first mailed on or about April 19, 2013 to all stockholders of record as of April 8, 2013. **Our only voting securities are shares of our common stock, of which there were 51,323,772 shares outstanding as of April 8, 2013.** We will have a list of stockholders available for inspection for at least ten days prior to the annual meeting at our principal executive offices at 7500 Dallas Parkway, Suite 700, Plano, Texas 75024 and at the annual meeting.

Questions and Answers about the Proxy Process

Why did I receive a Notice of Internet Availability of Proxy Materials instead of a paper copy of the proxy materials?

Pursuant to Securities and Exchange Commission ("SEC") rules, we are providing access to our proxy materials over the Internet. As a result, we are mailing to many of our stockholders a Notice of Internet Availability of Proxy Materials instead of a paper copy of our proxy materials. The notice contains instructions on how to access our proxy materials over the Internet, as well as instructions on how to request a paper copy of our proxy materials by mail.

Why didn't I receive a Notice of Internet Availability of Proxy Materials?

We are providing those of our stockholders that have previously requested a paper copy of our proxy materials with paper copies of our proxy materials instead of a Notice of Internet Availability of Proxy Materials.

How can I access the proxy materials over the Internet?

Your Notice of Internet Availability of Proxy Materials or proxy card will contain instructions on how to view our proxy materials for the annual meeting, which include our proxy statement and annual report on Form 10-K, on the Internet. Our proxy materials are also available on our company website at http://www.alliancedata.com.

What is the purpose of holding this meeting?

We are holding the 2013 annual meeting of stockholders to re-elect three class I directors, to hold an advisory vote on executive compensation, to amend our certificate of incorporation to declassify the board of directors, to amend our certificate of incorporation to provide stockholders certain rights to call a special meeting and to ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2013. The director nominees, all of whom are currently serving as our class I directors, have been recommended by our nominating/corporate governance committee to our board of directors; and our board of directors has nominated the three nominees and recommends that our stockholders re-elect them as class I directors. The board of directors also recommends that our stockholders (1) approve, on an advisory basis, the compensation of our named executive officers, (2) approve an amendment to our certificate of incorporation to declassify the board of directors, (3) approve an amendment to our certificate of incorporation to provide stockholders certain rights to call a special meeting and (4) ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2013. If any other matters requiring a stockholder vote properly come before the meeting, those stockholders present at the meeting and the proxies who have been appointed by our stockholders will vote as they think appropriate.

How does the proxy process and stockholder voting operate?

The proxy process is the means by which corporate stockholders can exercise their rights to vote for the election of directors and other strategic corporate proposals. The notice of meeting and this proxy statement provide notice of a scheduled stockholder meeting, describe the directors presented for re-election, include information about the advisory vote on executive compensation, include information regarding the proposed amendment to our certificate of incorporation to declassify our board of directors, include information regarding the proposed amendment to our certificate of incorporation to provide stockholders certain rights to call special meetings, include information regarding the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2013 and include other information required to be disclosed to stockholders. Stockholders may vote by telephone or through the Internet, or by returning a proxy card, without having to attend the stockholder meeting in person.

By executing a proxy, you authorize Charles L. Horn and Laura Santillan, and each of them, to act as your proxies to vote your shares in the manner that you specify. The proxy voting mechanism is vitally important to us. In order for us to obtain the necessary stockholder approval of proposals, a "quorum" of stockholders (a majority of the issued and outstanding shares of common stock as of the record date entitled to vote) must be represented at the meeting in person or by proxy. Because few stockholders can spend the time or money to attend stockholder meetings in person, voting by proxy is necessary to obtain a quorum and complete the stockholder vote. It is important that you attend the meeting in person or grant a proxy to vote your shares to assure a quorum is present so corporate business can be transacted. If a quorum is not present, we must adjourn the meeting and solicit additional proxies; this is an expensive and time-consuming process that is not in the best interest of our company or its stockholders.

Why did I receive these materials?

All of our stockholders as of the close of business on April 8, 2013, the record date, are entitled to vote at our 2013 annual meeting. We are required by law to distribute the Notice of Internet Availability of Proxy Materials or a full set of proxy materials to all of our stockholders as of the record date.

What does it mean if I receive more than one set of materials?

This means your ownership of shares is registered under different names. For example, you may own some shares directly as a "registered holder" and other shares through a broker in "street name," or you may own shares through more than one broker. In these situations, you may receive multiple sets of proxy materials. It is necessary for you either to attend in person (please note, however, that if a broker or other nominee holds your shares of record and you wish to vote at the meeting, you must obtain from that registered holder a proxy card issued in your name), to vote your shares by telephone or through the Internet by following the instructions provided in the Notice of Internet Availability of Proxy Materials, or to return a signed, dated and marked proxy card if you received a paper copy of the proxy card. If you vote by mail, make sure you return each proxy card in the return envelope that accompanied that proxy card.

If I own my shares through a broker, how is my vote recorded?

Brokers typically own shares of common stock for many stockholders who are referred to as "beneficial owners." In this situation, the "registered holder" on our stock register is the broker or its nominee. The beneficial owners do not appear in our stockholder register, and their ownership is often referred to as holding shares in "street name." Therefore, for shares held in street name, distributing the proxy materials and tabulating votes are both two-step processes. Brokers inform us how many of their clients are beneficial owners and we provide the broker with the appropriate number and type of proxy materials. Each broker then forwards the appropriate proxy materials to its clients who are beneficial owners to obtain their votes. When you receive proxy materials from your broker, instructions will be included to submit your voting instructions to your broker. Shortly before the meeting, each broker totals the votes and submits a proxy reflecting the aggregate votes of the beneficial owners for whom it holds shares.

How do I vote?


Proxy

You may attend the annual meeting and vote your shares in person. Please note, however, that if a broker or other nominee holds your shares of record and you wish to vote at the meeting, you must obtain from that registered holder a proxy card issued in your name.

You may also grant your proxy to vote by telephone or through the Internet by following the instructions included on the Notice of Internet Availability of Proxy Materials, or by returning a signed, dated and marked proxy card if you received a paper copy of the proxy card. To grant your proxy to vote by mail, sign and date each proxy card you receive, indicating your voting preference on each proposal, and return each proxy card in the prepaid envelope that accompanied that proxy card. If you return a signed and dated proxy card but you do not indicate your voting preference, your shares, except for those shares you own beneficially or in the ADS Stock Fund portion of the Alliance Data Systems 401(k) and Retirement Savings Plan, will be voted in favor of the three class I director nominees, the approval, on an advisory basis, of the compensation of our named executive officers, the amendment to our certificate of incorporation to declassify the board of directors, the amendment to our certificate of incorporation to provide stockholders certain rights to call special meetings and the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2013, all in accordance with the recommendation of our board of directors. If you are a registered holder or hold your shares in street name, votes submitted by Internet or telephone must be received by 11:59 p.m. eastern daylight time on June 5, 2013. For shares you own in the ADS Stock Fund portion of the Alliance Data Systems 401(k) and Retirement Savings Plan, your proxy card or voting instructions must be received by June 3, 2013. All outstanding shares of common stock for which you have provided instructions that are received by the applicable deadline will be voted.

Does my vote matter?

Yes. Corporations are required to obtain stockholder approval for the election of directors and certain other important matters. Stockholder participation is not a mere formality. Each share of our common stock held on the record date is entitled to one vote, and every share voted has the same weight. It is also important that you vote to assure that a quorum is present so corporate business can be transacted.

What constitutes a quorum?

Unless a quorum is present at the annual meeting, no action may be taken at the meeting except the adjournment thereof until a later time. The presence at the annual meeting, in person or by proxy, of stockholders holding a majority of our issued and outstanding shares of common stock as of the record date will constitute a quorum for the transaction of business at the 2013 annual meeting. Shares that are represented at the annual meeting but abstain from voting on any or all matters and "broker non-votes" (shares held by brokers or nominees for which they have no discretionary power to vote on a particular matter and have received no instructions from the beneficial owners or persons entitled to vote) will be counted as shares present and entitled to vote in determining whether a quorum is present at the annual meeting. If you own shares in the ADS Stock Fund portion of the Alliance Data Systems 401(k) and Retirement Savings Plan, your shares will not be represented at the meeting for quorum purposes and the trustee cannot vote those shares if you do not provide a proxy with explicit directions to the trustee. The inspector of election appointed for the annual meeting will determine the number of shares of our common stock present at the meeting, determine the validity of proxies and ballots, determine whether a quorum is present, and count all votes and ballots.

What percentage of votes is required to re-elect directors, to approve, on an advisory basis, the compensation of our named executive officers, to approve the amendment to our certificate of incorporation to declassify the board of directors, to approve the amendment to our certificate of incorporation to provide stockholders certain rights to call special meetings and to ratify the selection of Deloitte & Touche LLP as the independent registered public accounting firm of the company for 2013?

If a quorum is present, directors are elected by the affirmative vote of a majority of the votes cast, in person or by proxy. The number of shares voted "For" a director nominee must exceed the number of votes cast "Against" that nominee. Stockholders may not cumulate their votes with respect to the re-election of directors.

If a quorum is present and a majority of the shares represented, in person or by proxy, and entitled to vote are voted in favor of Proposal Two, the compensation of our named executive officers will be approved on an advisory basis. Votes marked "For" Proposal Two will be counted in favor of approval, on an advisory basis, of the compensation of our named executive officers. On Proposal Two "broker non-votes" will not be counted as votes cast "For" or "Against" the proposal and thus will have no effect on the outcome of the approval, on an advisory basis, of the compensation of our named executive officers. An "Abstention" with respect to Proposal Two will not be voted on that item, although it will be counted for purposes of determining the number of shares represented and entitled to vote. Accordingly, an "Abstention" will have the same effect as a vote "Against" Proposal Two.

If a quorum is present and a majority of the shares of our outstanding common stock are voted in favor of Proposal Three, the amendment to our certificate of incorporation to declassify the board of directors will be approved. Votes marked "For" Proposal Three will be counted in favor of approval of the amendment to our certificate of incorporation to declassify the board of directors. On Proposal Three "broker non-votes" and "Abstentions" will have the same effect as a vote "Against" Proposal Three.

If a quorum is present and a majority of the shares of our outstanding common stock are voted in favor of Proposal Four, the amendment to our certificate of incorporation to provide stockholders certain rights to call special meetings will be approved. Votes marked "For" Proposal Four will be counted in favor of approval of the amendment to our certificate of incorporation to provide stockholders certain rights to call special meetings. On Proposal Four "broker non-votes" and "Abstentions" will have the same effect as a vote "Against" Proposal Four.

If a quorum is present and a majority of the shares represented, in person or by proxy, and entitled to vote are in favor of Proposal Five, the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2013 will be ratified. Votes marked "For" Proposal Five will be counted in favor of ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2013. An "Abstention" with respect to Proposal Five will not be voted on that item, although it will be counted for purposes of determining the number of shares represented and entitled to vote. Accordingly, an "Abstention" will have the same effect as a vote "Against" Proposal Five.

What is the effect of not voting?

Not voting will have the effect of a vote against Proposals Three and Four. For all other Proposals, the effect of not voting depends on how you own your shares. If you own shares as a registered holder, rather than through a broker, your unvoted shares will not be represented at the meeting and will not count toward the quorum requirement. Assuming a quorum is present, your unvoted shares will not affect whether a proposal is approved or rejected, except for Proposals Three and Four. If you own shares through a broker and do not vote, your broker may represent your shares at the meeting for purposes of obtaining a quorum. As described in the answer to the following question, if you do not provide your broker with voting instructions, your broker may or may not vote your shares, depending upon the proposal. If you own shares in the ADS Stock Fund portion of the Alliance Data Systems 401(k) and Retirement Savings Plan, your unvoted shares will not be represented at the meeting and will not count toward the quorum requirements, or affect whether a proposal is approved or rejected, except for Proposals Three and Four.

If I do not vote, will my broker vote for me?

If you own your shares through a broker and you do not vote, your broker may vote your shares in its discretion on some "routine matters." However, with respect to other proposals, your broker may not vote your shares for you. With respect to these proposals, the aggregate number of unvoted shares is reported as broker non-votes. Broker non-vote shares are counted toward the quorum requirement. Proposals One, Two, Three and Four set forth in this proxy statement are not considered to be routine matters and brokers will not be permitted to vote unvoted shares on these four proposals. Proposal Five set forth in this proxy statement is a routine matter on which brokers will be permitted to vote unvoted shares.


Proxy

Is my vote confidential?

It is our policy that all stockholder meeting proxies, ballots and voting records that identify the particular vote of a stockholder are confidential. The vote of any stockholder will not be revealed to anyone other than an inspector of election or a non-employee tabulator of votes, except: (1) as necessary to meet applicable legal and stock exchange listing requirements; (2) to assert claims for or defend claims against us; (3) to allow the inspector of election to certify the results of the stockholder vote; (4) in the event of a contested proxy solicitation; or (5) if a stockholder has requested that their vote be disclosed.

Can I revoke my proxy and change my vote?

You have the right to revoke your proxy at any time prior to the time your shares are voted. If you are a registered holder, your proxy can be revoked in several ways: (1) by timely delivery of a written revocation delivered to Leigh Ann K. Epperson, Corporate Secretary, Alliance Data Systems Corporation, 7500 Dallas Parkway, Suite 700, Plano, Texas 75024; (2) by submitting another valid proxy bearing a later date; or (3) by attending the meeting in person and giving the inspector of election notice that you intend to vote your shares in person. However, if your shares are held in street name by a broker, you must contact your broker in order to revoke your proxy.

Will any other business be transacted at the meeting? If so, how will my proxy be voted?

We do not know of any business to be transacted at the 2013 annual meeting other than the re-election of directors, the approval, on an advisory basis, of compensation for our named executive officers, the amendment to our certificate of incorporation to declassify the board of directors, the amendment to our certificate of incorporation to provide stockholders certain rights to call special meetings and the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2013, as described in this proxy statement. The period specified in our bylaws for submitting proposals to be considered at the meeting has passed and no proposals were submitted and not withdrawn. However, should any other matters properly come before the meeting, and any adjournments and postponements thereof, shares with respect to which voting authority has been granted to the proxies will be voted by the proxies in accordance with their judgment.

Who counts the votes?

If you are a registered holder, your vote, as provided by mail, telephone or through the Internet, will be returned or delivered directly to Computershare Investor Services for tabulation. As noted above, if you hold your shares through a broker or trustee, your broker or trustee returns one proxy to Computershare on behalf of its clients. Votes will be counted and certified by the inspector of election.

Will you use a soliciting firm to receive votes?

We use Computershare, our transfer agent and their agents, as well as brokers to distribute all the proxy materials to our stockholders. We will pay them a fee and reimburse any expenses they incur in making the distribution. Our directors, officers and employees may solicit proxies in person, by mail, telephone, facsimile transmission or electronically. No additional compensation will be paid to such directors, officers and employees for soliciting proxies. We will bear the entire cost of solicitation of proxies.

What is the deadline for submitting proposals, including director nominations, for our 2014 annual meeting?

Requirements for Stockholder Proposals to Be Considered for Inclusion in the Company's Proxy Materials:

If any of our stockholders intends to present a proposal for consideration at the 2014 annual meeting, excluding the nomination of directors, and desires to have such proposal included in the proxy statement and form of proxy distributed by the board of directors with respect to such meeting, such proposal must be in writing and received by us not later than December 20, 2013. Proposals may be submitted by eligible stockholders and must comply with the relevant regulations of the SEC regarding stockholder proposals.

Requirements for Stockholder Proposals or Director Nominations to Be Brought Before the 2014 Annual Meeting:

If any of our stockholders intends to present a proposal or nominate a director for consideration at the 2014 annual meeting without inclusion in the proxy statement and form of proxy, notice of such proposal or nomination must be in writing and received by our Corporate Secretary no sooner than November 20, 2013 and no later than December 20, 2013. Any such notice must comply with our bylaws. The foregoing time limits also apply in determining whether notice is timely for purposes of rules adopted by the SEC relating to the exercise of discretionary voting authority with respect to proxies.

A copy of our bylaws is available from our Corporate Secretary upon written request. Requests or proposals should be directed to Leigh Ann K. Epperson, Corporate Secretary, Alliance Data Systems Corporation, 7500 Dallas Parkway, Suite 700, Plano, Texas 75024.

How can I request a full set of proxy materials?

You may request, without charge, a full set of our proxy materials, including our annual report on Form 10-K for the year ended December 31, 2012, for one year following the annual meeting of stockholders. If a broker or other nominee holds your shares of record, you may request a full set of our proxy materials by following the instructions contained in the Notice of Internet Availability of Proxy Materials that you received. If you are a registered holder or if you own shares through the ADS Stock Fund portion of the Alliance Data Systems 401(k) and Retirement Savings Plan, you may request, without charge, a full set of our proxy materials by following the instructions contained in the Notice of Internet Availability of Proxy Materials that you received or by written request directed to Leigh Ann K. Epperson, Corporate Secretary, Alliance Data Systems Corporation, 7500 Dallas Parkway, Suite 700, Plano, Texas 75024.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, age and positions of each of our directors, nominees for director, and Section 16 officers as of March 15, 2013:

Name	Age	Positions
Bruce K. Anderson	73	Director
Roger H. Ballou	61	Director
Lawrence M. Benveniste, Ph.D.	62	Director
D. Keith Cobb	72	Director
E. Linn Draper, Jr., Ph.D.	71	Director
Leigh Ann K. Epperson	47	Senior Vice President, General Counsel and Secretary
Edward J. Heffernan	50	Director, President and Chief Executive Officer
Charles L. Horn	52	Executive Vice President and Chief Financial Officer
Kenneth R. Jensen	69	Director
Bryan J. Kennedy	44	Executive Vice President and President, Epsilon®
Melisa A. Miller	54	Executive Vice President and President, Retail Credit Services
Robert A. Minicucci	60	Director; Non-Executive Chairman of the Board
Bryan A. Pearson	49	Executive Vice President and President, LoyaltyOne®
Laura Santillan	41	Senior Vice President and Chief Accounting Officer

Proxy

PROPOSAL ONE: RE-ELECTION OF DIRECTORS

Pending stockholder approval of Proposal Three regarding an amendment to our certificate of incorporation to declassify our board of directors, our board of directors is currently divided into three classes, being divided as equally as possible with each class having a term of three years. Each year the term of office of one class expires. This year, the term of class I directors, currently consisting of three directors, expires. Our nominating/corporate governance committee has recommended to our board of directors and our board of directors has nominated each of the current class I directors, Lawrence M. Benveniste, Ph.D., D. Keith Cobb and Kenneth R. Jensen, for re-election as a director, each to hold office for a term of one year until the annual meeting of stockholders in 2014 if Proposal Three is approved or three years until the annual meeting of stockholders in 2016 if Proposal Three is not approved, and in either case, until his respective successor is duly elected and qualified.

Mr. Horn and Ms. Santillan, and each of them, as proxies, will have full discretion to cast votes for other persons in the event any nominee is unable to serve. Our board of directors has no reason to believe that any nominee will be unable to serve if re-elected. If a quorum is present, directors are re-elected by a majority of the votes cast, in person or by proxy. This means that the three nominees will be re-elected if they receive more "For" votes than "Against" votes. Votes marked "For" a nominee will be counted in favor of that nominee. Votes marked "Abstain" will have no effect on the vote since a majority of the votes cast at the annual meeting is required for the re-election of each nominee. Stockholders may not cumulate their votes with respect to the re-election of directors. In accordance with our bylaws, any nominee who does not receive a majority of votes cast shall immediately tender his resignation for consideration by our board of directors. Our board of directors will evaluate whether to accept or reject such resignation, or whether other action should be taken. The board of directors will publicly disclose its decision to accept or reject such resignation and its rationale within 90 days from the date of certification of the director election results.

The following sets forth information regarding each nominee, and the remaining directors who will continue in office after the annual meeting, including proposed committee memberships.

Class I Nominees for Re-Election to the Board of Directors
(Terms expiring in 2013; if re-elected, terms will expire in 2014 if Proposal Three is approved or in 2016 if Proposal Three is not approved)

LAWRENCE M. BENVENISTE, Ph.D. has served as a director since June 2004. Dr. Benveniste has served as the Dean of Goizueta Business School at Emory University since July 2005. Dr. Benveniste served as the Dean of the Carlson School of Management at the University of Minnesota from January 2001 to July 2005, and prior to January 2001, he was an associate dean, the chair of the finance department, and a professor of finance at the Carlson School of Management. He previously served on the faculties of Boston College, Northwestern University, the University of Pennsylvania, the University of Rochester and the University of Southern California. Dr. Benveniste is currently a director of Rimage Corporation. Dr. Benveniste holds a Bachelor's degree from the University of California at Irvine and a Ph.D. in Mathematics from the University of California at Berkeley. Dr. Benveniste's academic background provides a unique perspective and broad overview of finance topics, as well as providing a rigorous level of questioning regarding procedures and disclosures.

Committees: Audit

D. KEITH COBB has served as a director since June 2004. Mr. Cobb has served as a business consultant and strategic advisor for a number of companies since 1996. He spent 32 years as a practicing certified public accountant for KPMG, LLP, including as the National Managing Partner – Financial Services and as a senior member of the firm's management committee. Mr. Cobb was vice chairman and chief executive officer of Alamo Rent-a-Car, Inc. from 1995 until 1996. Mr. Cobb is currently a director of the Wayne Huizenga Graduate School of Business and Entrepreneurship at Nova Southeastern University. He completed a six-year term on the board of the Federal Reserve Bank of Atlanta, Miami Branch in 2002. Mr. Cobb holds a Bachelor's degree from the University of Southern Mississippi. Mr. Cobb's qualifications include extensive accounting and executive-level business experience, with a particular focus on the banking and financial services industries.

Committees: Audit (Chair) and Nominating/Corporate Governance

KENNETH R. JENSEN has served as a director since February 2001. Mr. Jensen has served as a business consultant and strategic advisor for a number of companies since July 2006. Mr. Jensen served as the executive vice president, chief financial officer, treasurer and assistant secretary of Fiserv, Inc., a public company engaged in data processing outsourcing, from July 1984 until June 2006. He was named senior executive vice president of Fiserv in 1986. Mr. Jensen was a director of Fiserv, Inc. from 1984 until May 2007. Mr. Jensen is currently a director of United Capital Financial Partners, Inc. and Transfirst Group Holdings, Inc. Mr. Jensen holds a Bachelor's degree from Princeton University in Economics, an MBA from the University of Chicago in Accounting, Economics and Finance and a Ph.D. from the University of Chicago in Accounting, Economics and Finance. Mr. Jensen possesses both strong academic credentials as well as extensive executive leadership experience at a public company in a similar industry, including specifically an understanding of accounting and finance issues.

Committees: Audit and Executive

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR EACH OF THE THREE NOMINEES.

Continuing Directors

Class II Directors
(Terms expiring in 2014)

BRUCE K. ANDERSON has served as a director since August 1996. He co-founded the investment firm Welsh, Carson, Anderson & Stowe, or WCAS, and has been a general partner of WCAS since March 1979. Prior to that, he served for nine years with Automatic Data Processing, Inc., or ADP, where, as executive vice president and a director of ADP, and president of ADP International, he was active in corporate development and general management. Before joining ADP, Mr. Anderson spent four years in computer marketing with International Business Machines Corporation, or IBM. Mr. Anderson served as a director of Amdocs Limited from 1997 until 2012. He holds a Bachelor's degree from the University of Minnesota. Mr. Anderson has demonstrated executive leadership skills as well as having first-hand knowledge of the company and its industry based on his experience as a member of our board of directors since our inception in 1996.

Committees: Nominating/Corporate Governance

ROGER H. BALLOU has served as a director since February 2001. Mr. Ballou served as the chief executive officer and a director of CDI Corporation, a public company engaged in providing staffing and outsourcing services, from October 2001 until January 2011. He was a self-employed consultant from October 2000 to October 2001. Before that time, Mr. Ballou had served as chairman and chief executive officer of Global Vacation Group, Inc. from April 1998 to September 2000. Prior to that, he was a senior advisor for Thayer Capital Partners from September 1997 to April 1998. From April 1995 to August 1997, he served as vice chairman and chief marketing officer, then as president and chief operating officer, of Alamo Rent-a-Car, Inc. Mr. Ballou is also currently a director of Fox Chase Bank. Mr. Ballou holds a Bachelor's degree from the Wharton School of the University of Pennsylvania and an MBA from the Tuck School of Business at Dartmouth. Mr. Ballou brings banking industry experience to his service on our board of directors. In addition, Mr. Ballou has served in a variety of executive level positions, including with a large public company in a similar industry.

Committees: Compensation, Nominating/Corporate Governance (Chair) and Executive

E. LINN DRAPER, JR., Ph.D. has served as a director since February 2005. He has served in an executive and directoral capacity for a number of companies since 1980. Dr. Draper was chairman of the board of American Electric Power Company, Inc., or AEP, for 11 years until his retirement from AEP in 2004, and served as president and chief executive officer of AEP from 1993 to 2003. He was the president of the Ohio Valley Electric Corporation from 1992 until 2004, and was the chairman, president and chief executive officer of Gulf States Utilities Company from 1987 to 1992. Dr. Draper is a director of TransCanada Corporation, Alpha Natural Resources, Inc. and NorthWestern Corporation. Dr. Draper also serves on the University of Texas Engineering Advisory Board. Dr. Draper was a director of Temple-Inland Inc. until February 2012. He holds two Bachelor's degrees from Rice University and a Doctorate from Cornell University. Dr. Draper has extensive experience serving as an advisor and as a director, including compensation committee experience. In addition, Dr. Draper has had executive-level experience in a highly regulated industry environment.

Committees: Compensation (Chair)

Class III Directors
(Terms expiring in 2015)

ROBERT A. MINICUCCI, chairman of the board, has served as a director since August 1996. Mr. Minicucci is a general partner with Welsh, Carson, Anderson & Stowe, or WCAS, joining the firm in August 1993. Before joining WCAS, he served as senior vice president and chief financial officer of First Data Corporation from December 1991 to August 1993. Prior to joining First Data Corporation, Mr. Minicucci was treasurer and senior vice president of American Express Company. Mr. Minicucci is currently the chairman of the board of directors of Amdocs Limited and serves as a director of Paycom Inc. and Retalix Ltd. Mr. Minicucci holds a Bachelor's degree from Amherst College and an MBA from Harvard Business School. Mr. Minicucci has demonstrated executive leadership skills in a similar industry and has first-hand knowledge of the company based on his experience as a member of our board of directors since our inception in 1996.

Committees: Compensation and Executive

EDWARD J. HEFFERNAN, president and chief executive officer, joined us in May 1998, and has served as a director since June 2009. From May 2000 until March 2009, Mr. Heffernan served as an executive vice president and chief financial officer of Alliance Data and, prior to that, he was responsible for mergers and acquisitions for Alliance Data. Before joining us, he served as vice president, mergers and acquisitions, for First Data Corporation from October 1994 to May 1998. Prior to that, he served as vice president, mergers and acquisitions for Citicorp from July 1990 to October 1994, and prior to that he served in corporate finance at Credit Suisse First Boston from June 1986 until July 1990. Mr. Heffernan is currently a director of Children's Medical Center Dallas. Mr. Heffernan holds a Bachelor's degree from Wesleyan University and an MBA from Columbia Business School. Mr. Heffernan's role as our former chief financial officer and current chief executive officer provides a link to the company's management and a unique level of insight into the company's operations.

Committees: Executive

Executive Officers

LEIGH ANN K. EPPERSON, senior vice president, general counsel and secretary, joined us in June 2002 and assumed her current position in January 2011. Prior to assuming her current position, she served as vice president, assistant general counsel. Before joining us, Ms. Epperson was with Akin Gump Strauss Hauer & Feld LLP, where she practiced law from 1996 until June 2002. From 1995-1996, Ms. Epperson served as judicial clerk for the Honorable Barefoot Sanders, N.D. Texas. Ms. Epperson holds a Bachelor's degree from Colorado State University, a Master's degree from the University of Texas at Dallas and a J.D. from the Southern Methodist University Dedman School of Law.

CHARLES L. HORN, executive vice president and chief financial officer, joined us in December 2009. From 1999 to November 2009, he served as senior vice president and chief financial officer for Builders Firstsource, Inc. From 1994 to 1999, he served as vice president, finance and treasury, for the retail operations of Pier 1 Imports, Inc. and as executive vice president and chief financial officer of Conquest Industries from 1992 to 1994. Mr. Horn is currently a director and the chair of the audit committee of Moody National REIT I, Inc. Mr. Horn holds a Bachelor's degree in business administration from Abilene Christian University and an MBA from the University of Texas at Austin. Mr. Horn is a Certified Public Accountant in the state of Texas.


Proxy

BRYAN J. KENNEDY, executive vice president and president, Epsilon, joined our wholly-owned subsidiary, Epsilon, in June 1996. Mr. Kennedy has served as president of Epsilon since January 2009. Prior to that, he served as chief operating officer for Epsilon since October 2001 along with various senior management and executive positions within Epsilon. Mr. Kennedy held senior management positions with Capstead Mortgage Corporation from June 1990 to August 1994. Mr. Kennedy holds a Bachelor's degree from Wheaton College and an MBA from Harvard Business School.

MELISA A. MILLER, executive vice president and president, Retail Credit Services, joined us in February 2006 and assumed her current position in September 2011. Prior to assuming her current position, she served as senior vice president, chief client officer. Before joining us, Ms. Miller held a similar role with Experian, and prior to that she held several positions with Experian where she gained increasing responsibility in sales and client services roles during her 22 years of service.

BRYAN A. PEARSON, executive vice president and president, LoyaltyOne, joined our wholly-owned subsidiary, LoyaltyOne, Inc., in November 1992 and assumed his current position in 2006. Mr. Pearson has served as president for the AIR MILES® Reward Program since January 1999 and prior to becoming president, he held various senior management and executive positions within the AIR MILES Reward Program. Mr. Pearson held management positions with Alias Research Inc. from June 1991 until October 1992. Prior to that, he worked in brand marketing at Quaker Oats Company of Canada from July 1988 until June 1991. Mr. Pearson holds a BScH degree and an MBA from Queen's University.

LAURA SANTILLAN, senior vice president and chief accounting officer, joined us in February 2004 and assumed her current position in February 2010. Ms. Santillan has served in various capacities of increasing responsibility, most recently as vice president, finance since October 2007 and senior vice president, finance since December 2009. Before joining the company, she served as senior manager of reporting for Dresser, Inc. from February 2002 to February 2004 and director of financial reporting for Wyndham International, Inc. from 1997 to 2002. Prior to that, she was with Ernst & Young LLP from 1993 to 1997. Ms. Santillan holds a Bachelor's degree from Southern Methodist University and is a Certified Public Accountant in the state of Texas.

CORPORATE GOVERNANCE

Board of Directors and Committees

We are managed under the direction of our board of directors. Under our bylaws, the size of our board of directors may be between six and twelve. We currently have eight directors, including seven non-employee directors. Assuming the stockholders approve Proposal One: Election of Directors, we will continue to have eight directors, including seven non-employee directors.

Our board of directors is currently divided into three classes of directors and each class serves a three year term. If stockholders approve Proposal Three to amend our certificate of incorporation to declassify our board of directors, directors elected in 2013 and thereafter will serve a one year term. Our incumbent directors will continue to serve their existing terms expiring in 2014 and 2015. Our board of directors presently has four regular committees, consisting of the audit committee, the compensation committee, the nominating/corporate governance committee and the executive committee. The charters for each of these committees, as well as our Corporate Governance Guidelines and our Codes of Ethics for our Senior Financial Executives, CEO, Directors and employees, are posted on our web site at http://www.alliancedata.com.

During 2012, the board of directors met seven times, the audit committee met 12 times, the compensation committee met seven times and the nominating/corporate governance committee met four times. Each of our directors attended at least 75% of the meetings of the board of directors and their respective regular committees. It is our policy that the directors who are up for election at the annual meeting attend the annual meeting, and we encourage all other directors to attend the annual meeting if possible. All directors, including those up for re-election at the annual meeting, attended the 2012 annual meeting of stockholders.

Audit Committee

The audit committee currently consists of Lawrence M. Benveniste, D. Keith Cobb and Kenneth R. Jensen. Assuming the stockholders approve Proposal One: Election of Directors, the audit committee will continue to consist of Lawrence M. Benveniste, D. Keith Cobb and Kenneth R. Jensen. Mr. Cobb currently serves as chairman of the audit committee. The primary function of the audit committee is to assist our board of directors in fulfilling its oversight responsibilities by reviewing: (1) the integrity of our financial statements; (2) our compliance with legal and regulatory requirements; (3) the independent registered public accounting firm's qualifications and independence; and (4) the performance of both our internal audit department and the independent registered public accounting firm. In addition, the audit committee has sole responsibility to: (1) prepare the audit committee report required by the SEC for inclusion in our annual proxy statement; (2) appoint, retain, compensate, evaluate and terminate our independent registered public accounting firm; (3) approve audit and permissible non-audit services to be performed by our independent accountant; (4) review and approve related party transactions; and (5) establish procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding any questionable accounting or auditing matters. The audit committee adopted and will periodically review the written charter that specifies the scope of the audit committee's responsibilities. Our audit committee members do not simultaneously serve on the audit committees of more than two other public companies. Also, as discussed under the caption "Risk Oversight Function of the Board of Directors" below, the audit committee has the primary responsibility to evaluate the risk information provided by management and to report to the full board of directors those material strategic, financial, compliance, operational and enterprise risks that the audit committee believes appropriate for review by the full board of directors.

The audit committee includes three independent members of our board of directors, as such independence is defined by applicable requirements of the New York Stock Exchange ("NYSE"), the Sarbanes-Oxley Act of 2002 and rules and regulations of the SEC. As determined by our board of directors, each member of the audit committee is financially literate and two members are audit committee financial experts, as defined by the SEC, with accounting or related financial management expertise as required by the NYSE. Each of Mr. Cobb, who currently serves as chairman of the audit committee, and Mr. Jensen is an audit committee financial expert, as defined by the SEC, because each has an understanding of generally accepted accounting principles ("GAAP") and financial statements. Each of Mr. Cobb and Mr. Jensen has an understanding of the general application of GAAP, including the ability to assess the accounting for estimates, accruals and reserves. Each has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our financial statements, or experience actively supervising one or more persons engaged in such activities. Each of Mr. Cobb and Mr. Jensen has an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions. Each acquired these attributes through education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions. Each has also had experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements.

Compensation Committee


Proxy

The compensation committee currently consists of Roger H. Ballou, E. Linn Draper, Jr. and Robert A. Minicucci. Dr. Draper currently serves as chairman of the compensation committee. The compensation committee consists of non-employee directors who are independent as defined by applicable requirements of the NYSE, the SEC, and the Internal Revenue Service.

The compensation committee's primary function is to oversee matters relating to compensation and our benefit plans. Specifically, the compensation committee's responsibilities include, among other duties, the responsibility to: (1) annually review the compensation levels of the members of our executive committee of management; (2) set salaries for the members of our executive committee of management, and recommend such matters to the board of directors with respect to our chief executive officer; (3) determine target levels of incentive compensation and corresponding performance objectives, and recommend such matters to the board of directors with respect to our chief executive officer; (4) review and approve our compensation philosophy, programs and plans for associates generally; (5) periodically review director compensation practices and recommend to the board of directors appropriate revisions to such practices; (6) administer specific matters with respect to our equity and certain other compensation plans; and (7) review disclosure related to executive and director compensation in our proxy statements and discuss the Compensation Discussion and Analysis annually with management. For a discussion about the compensation committee's risk oversight in our compensation program design, see "Assessment of Risk in Compensation Program Design" contained in the Compensation Discussion and Analysis below.

With the assistance of an external executive compensation consultant, target compensation amounts for the members of our executive committee of management are determined by the compensation committee and, with respect to our chief executive officer, by the board of directors. Typically, our chief executive officer makes compensation recommendations to the compensation committee with respect to the other members of our executive committee of management. The compensation committee may accept or adjust the chief executive officer's recommendations in its sole discretion and also makes a recommendation regarding the chief executive officer's compensation to the full board of directors. The chief executive officer does not make any recommendations to the compensation committee or to the board of directors relating to performance measures, targets or similar items that affect his own compensation. Moreover, the chief executive officer excuses himself from any discussions of his own compensation during board of directors and compensation committee meetings. Material changes to pay levels for individuals are typically made only upon a significant change in job responsibilities.

The compensation committee sets the total direct compensation targets for the members of our executive committee of management immediately prior to the beginning of each year. This timing allows us to consider the performance of the company and each potential recipient in the prior year, as well as expectations for the upcoming year. Performance-based non-equity incentive compensation and long-term equity incentive compensation are awarded as early as practicable in the year, contingent upon the availability of the prior year's financial results, in order to maximize the time period over which the applicable performance incentives apply. Whenever practicable, our grants of equity-based awards to the executive officers are made on February 21 (or if February 21 falls on a weekend or holiday, the next business day) of each year, or such other pre-determined date following public release of our earnings for the prior year. This is consistent with our practice of granting equity-based awards for new hires, promotions and associates that have joined us as a result of a merger or acquisition on the 21st day of each month (or if the 21st day falls on a weekend or holiday, the next business day). In the event there exists material information that we have not yet disclosed, the compensation committee may delay or defer the grant of any equity-based awards until all disclosures are current.

The compensation committee has the authority to delegate certain of its responsibilities under our compensation and benefits plans. Under our compensation plans, the compensation committee generally may delegate administrative functions to members of management and may delegate other responsibilities under the plans to the extent permitted by applicable law. The compensation committee generally may not delegate (1) responsibilities with regard to participants subject to Section 16 of the Securities Exchange Act of 1934, as amended; (2) the responsibility to certify the satisfaction of applicable performance objectives set under the plans; or (3) responsibilities with regard to the compensation practices of the company.

Compensation Committee Interlocks and Insider Participation

Our compensation committee is currently composed of Messrs. Ballou, Draper and Minicucci, who are non-employee directors. No member of the compensation committee is or has ever been one of our officers or employees. No interlocking relationship exists between our executive officers or the members of our compensation committee and the board of directors or compensation committee of any other company.

Nominating/Corporate Governance Committee

The nominating/corporate governance committee currently consists of Bruce K. Anderson, Roger H. Ballou and D. Keith Cobb. Assuming the stockholders approve Proposal One: Election of Directors, the nominating/corporate governance committee will continue to consist of Bruce K. Anderson, Roger H. Ballou and D. Keith Cobb. Mr. Ballou currently serves as chairman of the nominating/corporate governance committee. The primary functions of the nominating/corporate governance committee are to: (1) assist the board of directors by identifying individuals qualified to become board members and to recommend to the board of directors the director nominees for the next annual meeting of stockholders (or to fill vacancies); (2) recommend to the board of directors the director nominees for each committee; (3) develop and recommend to the board of directors a set of corporate governance principles applicable to us and to re-evaluate these principles on an annual basis; and (4) lead the board of directors in its annual review of both the board of directors' performance and the Corporate Governance Guidelines. The nominating/corporate governance committee develops criteria for the selection of directors, including procedures for reviewing potential nominees proposed by stockholders. The nominating/corporate governance committee reviews with the board of directors the desired experience, mix of skills and other qualities, including diversity of race/ethnicity and gender, to assure appropriate board of directors composition, taking into account the current directors and the specific needs of our company and the board of directors. The nominating/corporate governance committee also reviews and monitors the size and composition of the board of directors and its committees to ensure that the requisite number of directors are "independent directors," "non-employee directors" and "outside directors" within the meaning of any rules and laws applicable to us. The members of the nominating/corporate governance committee are independent as defined by applicable requirements of the NYSE and rules and regulations of the SEC.

How does the board of directors identify candidates for nomination to the board of directors?

The nominating/corporate governance committee identifies nominees by first evaluating the current members of our board of directors willing to continue in service. Current members of our board of directors with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of our board of directors with that of obtaining relevant new skills, experience or perspective. The nominating/corporate governance committee has two primary methods, other than those proposed by our stockholders, as discussed below, for identifying new candidates for possible inclusion in our recommended slate of director nominees. First, on a periodic basis, the nominating/corporate governance committee solicits ideas for possible candidates from a number of sources — members of our board of directors, individuals personally known to either our senior level executives or the members of the board of directors, and research, including database or Internet searches.

Second, the nominating/corporate governance committee may from time to time use its authority under its charter to retain, at our expense, one or more third-party search firms to identify candidates. If the nominating/corporate governance committee retains one or more search firms, they may be asked to identify possible candidates who meet the minimum and desired qualifications, to interview and screen such candidates (including conducting appropriate background and reference checks), to act as a liaison among the board of directors, the nominating/corporate governance committee and each candidate during the screening and evaluation process, and thereafter to be available for consultation as needed by the nominating/corporate governance committee.


Proxy

In addition to the methods described above, any of our stockholders entitled to vote for the election of directors may nominate one or more persons for election to our board of directors at an annual meeting of stockholders if the stockholder complies with the nomination requirements set forth in our bylaws and any applicable rules and regulations of the SEC. Such nominations must be made by notice in writing and received by our Corporate Secretary no sooner than November 20, 2013 and no later than December 20, 2013. Such nominations will not be included in the proxy statement and form of proxy distributed by the board of directors. Each such notice must comply with the requirements set forth in our bylaws. In addition, a stockholder who wishes to recommend a prospective nominee for our nominating/corporate governance committee to consider for election to our board of directors may notify our Corporate Secretary as set forth below in writing with whatever supporting material the stockholder considers appropriate. Nominations and recommendations should be addressed to: Leigh Ann K. Epperson, Corporate Secretary, Alliance Data Systems Corporation, 7500 Dallas Parkway, Suite 700, Plano, Texas 75024.

How does the board of directors evaluate candidates for nomination to the board of directors?

The nominating/corporate governance committee will consider all candidates identified through the processes described above, and will evaluate each of them, including incumbents, based on the same criteria. Once the nominating/corporate governance committee has identified a candidate, the nominating/corporate governance committee makes an initial determination as to whether to conduct a full evaluation of the candidate. This initial determination is based on information provided to the nominating/corporate governance committee with the recommendation of the candidate, as well as the nominating/corporate governance committee's own knowledge of the candidate, which may be supplemented by inquiries to the person making the recommendation or others. The preliminary determination is based primarily on the need for additional board members to fill vacancies or expand the size of the board of directors and the likelihood that the candidate can satisfy the minimum and desired qualifications set forth in the Corporate Governance Guidelines, as posted on our web site at http://www.alliancedata.com, as well as the applicable qualification requirements of the NYSE and the SEC. There are no firm prerequisites to qualify as a candidate for our board of directors, but we seek a diverse group of candidates who possess the requisite background, knowledge, experience, expertise and time, as well as, where appropriate, diversity with respect to race/ethnicity and gender, that would strengthen and increase the diversity of the board of directors. We seek director candidates with time to make a significant contribution to the board of directors, to our company, and to our stockholders. Each member of our board of directors is expected to ensure that other existing and planned future commitments do not materially interfere with his or her service as a director. Directors are expected to attend meetings of the board of directors and the board committees on which they serve and to spend the time needed to prepare for meetings. If the nominating/corporate governance committee determines, in consultation with the chairman of the board of directors and other board members as appropriate, that additional consideration is warranted, it may request a third-party search firm to gather additional information about the candidate's background and experience and to report its findings to the nominating/corporate governance committee.

The nominating/corporate governance committee also considers such other relevant factors as it deems appropriate, including the current composition of the board of directors, the balance of management and independent directors and the need for audit committee expertise. In connection with this evaluation, the nominating/corporate governance committee determines whether to interview the candidate, and if warranted, one or more members of the nominating/corporate governance committee, and others as appropriate, will interview candidates in person or by telephone. After completing this evaluation and interview, and the evaluations of other candidates, the nominating/corporate governance committee makes a recommendation to the full board of directors as to the persons who should be nominated by the board of directors, and the board of directors determines the nominees to be recommended to our stockholders after considering the recommendation and report of the nominating/corporate governance committee.

The nominating/corporate governance committee evaluated and recommended to our full board of directors, and our board of directors approved, the director nominees submitted for re-election at the 2013 annual meeting of our stockholders. The nominating/corporate governance committee and the board determined that each nominee brings a strong and unique background and set of skills to our board of directors, enhancing, as a whole, our board of directors' competence and experience in a variety of areas, including executive management and board service, internal controls and corporate governance, an understanding of industries in which we operate, as well as risk assessment and management. Specifically, in nominating our three class I directors for re-election at the 2013 annual meeting of our stockholders, the nominating/corporate governance committee and our board of directors considered such directors' past service on our board of directors and its committees and the information discussed in each of such directors' individual biographies set forth above. Our board of directors unanimously recommends that our stockholders vote in favor of each of these director nominees.

Executive Committee

The executive committee currently consists of Roger H. Ballou, Edward J. Heffernan, Kenneth R. Jensen and Robert A. Minicucci. The executive committee has the authority to approve acquisitions, divestitures, capital expenditures and leases that were not included in the budget approved by the board of directors, with a total cost of up to $10 million, provided that prior notice of all acquisitions is given to the full board of directors. The executive committee did not meet during 2012.

Executive Session

We regularly conclude our board of directors' meetings with executive sessions. First, the chief executive officer leads the board of directors in a director-only executive session. After the chief executive officer leaves the meeting, Mr. Minicucci, the chairman of the board, then leads the non-management members of the board of directors in an executive session. Each committee meeting also concludes, at the election of such committee members, with an executive session.

Board of Directors Leadership Structure

From shortly after our inception in 1996 until December 2009, our leadership structure was headed by our then current chief executive officer as both chairman of the board and chief executive officer. Consistent with best practices for corporate governance, the board of directors amended our bylaws, effective as of December 10, 2009, to allow for a non-executive chairman of the board as elected from among the directors. On that date, the board elected Mr. Robert A. Minicucci to serve as non-executive chairman of the board. Mr. Minicucci has been a board member since our inception and had served in the lead director capacity since 2002. We believe this leadership structure permits the chairman of the board to focus on the long-term strategic direction of the company while permitting the chief executive officer to concentrate on day-to-day operation and management of the company.

Risk Oversight Function of the Board of Directors

Management is responsible for the day-to-day handling of risks our company faces, while our board of directors, as a whole and through its committees, has overall responsibility for the oversight of risk management. The audit committee of the board of directors has the primary responsibility to oversee the company's enterprise risk framework, to evaluate the risk information provided by management and the risk management group and to report to the full board of directors those material risks appropriate for escalation that might adversely affect the achievement of our strategic, financial, compliance, operational and enterprise objectives. Our risk management group consists of core risk personnel, as well as dedicated personnel within each business segment. Collectively, this group works with the segment business leaders to identify, assess, respond to and monitor internal and external risks.

Further, consideration is given to interrelated risks and emerging risk themes across the enterprise to provide an integrated risk view and enhanced reporting to the audit committee regarding key risks faced by the enterprise and highlighting those critical risks that may be appropriate for deeper review by the board of directors, based on a combination of the likelihood of occurrence of the risk, the potential impact of the risk and the presence of mitigating controls. This summary is provided to the audit committee and the board of directors and reviewed in-depth with the audit committee at least semi-annually. In addition, the board of directors is informed of each committee's risk oversight and related activities through regular oral reports from each committee chair and committee meeting minutes are available for review by any director. Finally, on at least an annual basis, our board of directors reviews our long-term strategic plans, including discussion of strategic, operational and competitive risks.

For a discussion about risk oversight in our compensation program design, see "Assessment of Risk in Compensation Program Design" contained in Compensation Discussion and Analysis below.

Communications with the Board of Directors

We welcome and encourage stockholder communication with the board of directors. The board of directors provides a process for stockholders and interested parties to send communications to the board of directors or any individual director. Stockholders and interested parties may forward communications to the board of directors or any individual director through the Corporate Secretary. Communications should be addressed to Leigh Ann K. Epperson, Corporate Secretary, Alliance Data Systems Corporation, 7500 Dallas Parkway, Suite 700, Plano, Texas 75024. All communications will be compiled by the office of the Corporate Secretary and submitted to the board of directors or the individual directors on a periodic basis. Stockholders and interested parties may also submit questions or comments, on an anonymous basis if desired, to the board of directors through our Ethics and Compliance Hotline at (877) 217-6218. Concerns relating to accounting, internal control over financial reporting or auditing matters will be brought to the attention of the audit committee and handled in accordance with our procedures with respect to such matters.

Director Independence

We have adopted general standards for determination of director independence that are consistent with the NYSE listing standards. For a director to be deemed independent, the board of directors must affirmatively determine that the director has no material relationship with us or our affiliates or any member of our senior management or his or her affiliates. This determination is disclosed in the proxy statement for each annual meeting of our stockholders. In making this determination, the board of directors applies the following standards:

- A director who is an employee, or whose immediate family member is an executive officer, of our company may not be deemed independent until three years after the end of such employment relationship. Employment as an interim chairman or chief executive officer or other executive officer will not disqualify a director from being considered independent following that employment.

- A director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from our company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), may not be deemed independent until three years after he or she ceases to receive more than $120,000 in compensation. Compensation received by a director for former service as an interim chairman, chief executive officer or other executive officer and compensation received by an immediate family member for service as a non-executive employee for us will not be considered in determining independence under this test.
- A director: (1) who is a current partner, or whose immediate family member is a current partner, of a firm that is our company's internal or external auditor; (2) who is a current employee of such a firm; (3) who has an immediate family member who is a current employee of such a firm and who personally works on our company's audit; or (4) who was, or whose immediate family member was, a partner or employee of such firm and personally worked on our company's audit may not be deemed independent until three years after the end of the affiliation or the employment or auditing relationship.
- A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of our current executive officers serve on that company's compensation committee may not be deemed independent until three years after the end of such service or the employment relationship.
- A director who is an executive officer, general partner or employee, or whose immediate family member is an executive officer or general partner, of an entity that makes payments to, or receives payments from, us for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other entity's consolidated gross revenues, may not be deemed independent until three years after falling below that threshold.
- For relationships not covered by the guidelines above, the determination of whether the relationship is material and, therefore, whether the director would be independent, is made by the board of directors. The board of directors annually reviews the independence of its non-employee directors. Directors have an affirmative obligation to inform the board of directors of any material changes in their circumstances or relationships that may impact their designation as "independent."

The board of directors undertook a review of director independence and considered transactions and relationships between each of the nominees (including their immediate family members) and directors (including their immediate family members), and us (including our subsidiaries and our senior management). As a result of this review, the board of directors affirmatively determined that, as of the record date for the 2013 annual meeting, none of Messrs. Anderson, Ballou, Benveniste, Cobb, Draper, Jensen or Minicucci has a material relationship with us and, therefore, each is independent as defined by the rules and regulations of the SEC, the listing standards of the NYSE and Internal Revenue Code ("IRC") Section 162(m).

Code of Ethics

We have adopted codes of ethics that apply to our chief executive officer, chief financial officer, financial executives, board of directors and employees. The Alliance Data Systems Code of Ethics for Senior Financial Executives and CEO, the Code of Ethics for members of the board of directors and the Code of Ethics for employees are posted on our web site, found at http://www.alliancedata.com; we intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to or waiver from a provision of this code of ethics, if any, by posting such information on our web site.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transaction Policy

It is our policy not to enter into any "related party transaction" unless the audit committee approves such transaction in accordance with our written related party transaction policy, or the transaction is approved by a majority of disinterested directors of the company. The board of directors has determined that the audit committee is best suited to review and approve related party transactions, although the board of directors may instead determine that a particular related party transaction be reviewed and approved by a majority of disinterested directors. The audit committee annually reviews and assesses the adequacy of the related party transaction policy and recommends any appropriate changes to the board of directors.

No member of the audit committee shall participate in the review or approval of any related party transaction with respect to which such member is a related party. In reviewing and approving any related party transaction, the audit committee shall:

- satisfy itself that it has been fully informed as to the material facts of the related party's relationship and interest and as to the material facts of the proposed related party transaction; and
- determine that the related party transaction is fair to the company.

For these purposes, a related party is: (1) any person who is, or at any time since the beginning of the company's current fiscal year was, an "executive officer" of the company (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended, and Rule 3b-7 promulgated under the Securities Exchange Act of 1934, as amended); (2) any person who is, or at any time since the beginning of the company's current fiscal year was, a director of the company or a nominee for director of the company; (3) a person (including an entity or group) known to the company to be the beneficial owner of more than 5% of any class of the company's voting securities; (4) an individual who is an "immediate family member" (including any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law) of a person listed in 1, 2, or 3 above; (5) an entity that is, directly or indirectly, owned or controlled by a person listed in 1, 2, 3, or 4 above; (6) an entity in which a person listed in 1, 2, 3 or 4 above serves as an executive officer or principal or in a similar position, or in the case of a partnership, serves as a general partner or holds any position other than that of a limited partner; (7) an entity in which a person listed in 1, 2, 3 or 4 above, together with all other persons specified in 1, 2, 3 and 4 above, owns 10% or more of the equity interest, or in the case of a partnership, 10% or more of the partnership interest; or (8) an entity at which a person listed in 1, 2, 3 or 4 above is employed if (a) the person is directly involved in the negotiation of the related party transaction or will have or share primary responsibility at such entity for the performance of the related party transaction, or (b) the person's compensation from the entity is directly tied to the related party transaction.

A related party transaction includes any transaction (including any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness)), or series of related transactions, or any material amendment to any such transaction, involving a related party and in which the company or any of its subsidiaries is a participant, other than: (1) a transaction involving compensation of directors (the procedures for the review and approval of such transactions have been set forth in the charter of the compensation committee of the board of directors); (2) a transaction involving compensation of an executive officer or involving an employment agreement, severance arrangement, change in control provision or agreement or special supplemental benefit of an executive officer (the procedures for the review and approval of such transactions have been set forth in the charter of the compensation committee of the board of directors); (3) a transaction with a related party involving less than $120,000; (4) a transaction in which the interest of the related party arises solely from the ownership of a class of the company's equity securities and all holders of that class receive the same benefit on a pro rata basis; (5) a transaction in which the rates or charges involved therein are determined by competitive bids, or a transaction that involves the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority; or (6) a transaction that involves services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

At each audit committee meeting, management shall recommend any proposed related party transactions, if applicable, to be entered into by the company. After review, the audit committee shall approve or disapprove such transactions and at each subsequently scheduled meeting, management shall update the audit committee as to any material change to those approved transactions. The audit committee shall establish such guidelines as it determines are necessary or appropriate for management to follow in its dealings with related parties in related party transactions.

All related party transactions of which management is aware are required to be disclosed to the audit committee. If management becomes aware of a proposed related party transaction or an existing related party transaction that has not been pre-approved by the audit committee, management is required to promptly notify the chairman of the audit committee and such transactions shall be submitted to the audit committee for its review, consideration and determination of whether to approve or ratify, as applicable, such transaction if the audit committee determines it is fair to the company. If management, in consultation with the company's chief executive officer or chief financial officer, determines that it is not practicable to wait until the next audit committee meeting, the chairman of the audit committee has the delegated authority during the period between audit committee meetings, to review, consider and determine whether any such transaction is fair to the company and whether the transaction should be approved, or ratified, as the case may be. The chairman of the audit committee shall report to the audit committee any transactions reviewed by him or her pursuant to this delegated authority at the next audit committee meeting.

COMPENSATION COMMITTEE REPORT

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement.

This report has been furnished by the current members of the compensation committee.

E. Linn Draper, Jr., Chair
Roger H. Ballou
Robert A. Minicucci

Proxy

COMPENSATION DISCUSSION AND ANALYSIS

Overview

We consider our total executive compensation package integral to our ability to grow and improve our business. By design, we have tailored, with the guidance of external compensation consultants, a mix of compensation elements unique to our business. Our total program, assuming sustained above industry-average performance, is designed to reward executive officers at competitive levels. However, the total program is also structured to significantly reduce rewards for performance below expectations. The compensation committee believes that this design will attract, retain, and motivate executive officers with the quality and profile required to successfully lead the company and each of its segments in our highly competitive and evolving industries. The compensation committee further believes that this design does not create risks that are reasonably likely to have a material adverse effect on Alliance Data as discussed in more detail below.

Executive Officers

Our compensation committee, and with respect to the chief executive officer, the board of directors, annually approves compensation for our named executive officers, which for 2012 included Edward J. Heffernan, Charles L. Horn, Bryan J. Kennedy, Melisa A. Miller and Bryan A. Pearson. In determining appropriate compensation for these executive officers, the compensation committee uses the philosophies and methodologies described in this Compensation Discussion and Analysis.

Objectives of Compensation

The objectives of our compensation program are to retain our executive officers, to reward our executive officers for meeting our growth and profitability objectives and to align the interests of our executive officers with those of our stockholders. The total direct compensation in 2012 for our executive officers was a combination of three components:

- base salary;
- annual performance-based non-equity incentive compensation; and
- periodic (typically annual) awards of long-term equity incentive compensation, which may be subject to either performance-based or time-based vesting provisions, or both.

We use each component of compensation to satisfy one or more of our compensation objectives. The compensation committee places a significant portion of the overall target compensation for our executive officers "at risk" in the form of performance-based non-equity incentive compensation and long-term equity incentive compensation, without encouraging excessive or unnecessary risk taking. According to the survey results provided by our external executive compensation consultant, our target percentage of executive compensation "at risk" for 2012 was consistent with our proxy peer group.

Retention

We believe that continuity in our executive leadership is critical to our long-term success. To encourage executive retention and foster a focus on long-term results, portions of the equity-based compensation granted to our executive officers are subject to multi-year vesting schedules. In addition, the compensation committee has occasionally granted special retention awards designed to encourage retention of our executive officers. Further details of these compensation practices are included below under the caption "Elements of Compensation."

Pay for Performance

Historically, we have tracked metrics such as revenue growth, adjusted EBITDA growth, core earnings per share ("core EPS"), growth and income from continuing operations before income taxes ("EBT"), growth. The compensation committee selects target performance measures for performance-based non-equity incentive compensation and long-term equity incentive compensation that it believes are integral to achievement of these and other growth and profitability objectives. Performance-based non-equity incentive compensation and performance-based long-term equity incentive compensation generally pay out or vest only upon achievement of a threshold performance target. Further details of these compensation practices are included below under the caption "Elements of Compensation."

Assessment of Risk in Compensation Program Design

In connection with fulfilling its responsibilities, the compensation committee reviewed the design of our compensation program for both our executive officers and other officers and key contributors who receive performance-based non-equity incentive compensation and performance-based long-term equity incentive compensation and assessed the potential for our compensation program to encourage excessive risk taking. The compensation committee considered the following characteristics of our compensation program, among others: (1) a balance of both short- and long-term performance-based incentive compensation; (2) a balance within equity incentive compensation of both time-based restricted stock units and performance-based restricted stock units, some of which may also be subject to further time-based vesting restrictions; (3) the use of multiple performance metrics in incentive compensation, including the use of both corporate and segment-specific performance measures; (4) the definition of performance metrics at the beginning of the performance period; (5) inclusion of maximum payout limitations under our 2010 Omnibus Incentive Plan; (6) stock ownership guidelines applicable to certain key executives that were first implemented in 2006 and are monitored annually for compliance; (7) standardized equity grant procedures; (8) ability of the compensation committee to apply negative discretion in determining the payouts for incentive compensation; and (9) clawback provisions contained in various executive compensation plans and agreements. As a result of this review, the compensation committee believes that the design of our compensation program provides multiple, effective safeguards against and does not promote unnecessary or excessive risk taking that is reasonably likely to have a material adverse effect on Alliance Data.


Proxy

Alignment with Stockholders

We believe that our directors and executive officers should maintain at least a minimum position in our common stock so that their interests are aligned with those of our stockholders. First implemented in 2006, our stock ownership guidelines require our chief executive officer to maintain an investment position in our common stock equal to five times his or her base salary; our chief financial officer and each of our other named executive officers listed here to maintain an investment position in our common stock equal to three times their base salary; and our non-employee directors to maintain an investment position in our common stock equal to five times their annual cash compensation. These investment positions must be met within five years from the January 1st following the time a director or executive officer first becomes subject to the stock ownership guidelines. The following table shows the stock ownership levels at March 15, 2013 of our chief executive officer, chief financial officer and three other most highly compensated executive officers (our "NEOs"):

Name	Title	Stock Ownership Position[1]
Edward J. Heffernan	President and Chief Executive Officer	25 times base salary
Charles L. Horn	Executive Vice President and Chief Financial Officer	3 times base salary
Bryan J. Kennedy	Executive Vice President and President, Epsilon	24 times base salary
Melisa A. Miller	Executive Vice President and President, Retail Credit Services	5 times base salary
Bryan A. Pearson	Executive Vice President and President, LoyaltyOne	28 times base salary

(1) The share price used for ownership calculations is calibrated periodically under our stock ownership guidelines. The 12-month average fair market value of our common stock as of December 31, 2012, the last date on which we calibrated the stock price used to determine the retained value required by the stock ownership guidelines, was $130.48 and is the basis for the stock ownership positions shown in this table.

In addition to our stock ownership guidelines for our directors and executive officers, we have also built stock ownership restrictions into the grants made to the non-employee directors since 2008, with each grant of restricted stock units containing restrictions that lapse on the earlier of 10 years from the date of grant or upon termination of the director's service on our board of directors.

2012 "Say-on-Pay" Advisory Vote on Executive Compensation

We provided stockholders a "say-on-pay" advisory vote on the compensation of our named executive officers in 2012 and will continue to provide an annual advisory vote on executive compensation through our next stockholder advisory vote regarding the frequency of holding advisory votes on executive compensation, which will be no later than our annual meeting of stockholders in 2017. At our 2012 annual meeting of stockholders, stockholders expressed substantial support for the compensation of our named executive officers. The compensation committee evaluated the results of the 2012 "say-on-pay" advisory vote together with the other factors discussed in this Compensation Discussion & Analysis, including the committee's assessment of retention of executives, alignment of performance targets with growth and profitability objectives, evaluation of our executive compensation program by external consultants with respect to pay practices of our proxy peer companies, each of which is evaluated in the context of the committee's fiduciary duty to act as such directors determine is in the best interests of our stockholders. Based on its analysis, the compensation committee did not make any changes to the executive compensation program or policies as a direct result of the 2012 "say-on-pay" advisory vote.

Competitive Considerations

In determining appropriate levels of compensation, the compensation committee considers the competitive market for talent and compensation levels provided by comparable companies to minimize significant differences that could negatively impact our ability to attract and retain exceptional executive officers. In 2012, the compensation committee directly engaged the assistance of an external executive compensation consultant, Meridian Compensation Partners, LLC ("Meridian"). Meridian was selected as the advisor to the compensation committee based on industry knowledge and their overall breadth of experience in advising on matters of executive compensation. The Committee has considered and assessed all relevant factors, including but not limited to those set forth in Rule 10C-1(b)(4)(i) through (vi) under the Securities Exchange Act of 1934, that could give rise to a potential conflict of interest with respect to Meridian. Based on this review, we are not aware of any conflict of interest that has been raised by the work performed by Meridian. In particular, Meridian assisted the compensation committee in 2012 with competitive market analysis, peer assessment, consultation and review of compensation policies and practices.

Meridian reviewed the compensation practices at the proxy peer companies set forth below, with whom we compete for business and talent, as well as general industry companies of comparable size. This approach provides us with a balanced perspective, reflecting industry, performance and company size considerations as they affect executive pay. Meridian collected, analyzed and presented comprehensive market data, including base salary and target short- and long-term incentive amounts, for each member of our executive committee of management, including our NEOs, from both published proxy data and proprietary data sources.

Market data provides an important benchmark by indicating what an executive could expect to earn at a comparable company and what we might expect to pay if we should have to recruit and compete for outside executive talent. However, market data is only one factor that the compensation committee considers in assessing the reasonableness of compensation provided to our NEOs. The compensation committee also considers other relevant factors, including an incumbent's experience, breadth of knowledge, talent supply and demand that may be industry or application specific, cost constraints, internal compensation equity considerations, company performance, individual performance, expected future contributions, prior compensation and retention risk for each NEO. For 2012, the companies comprising the proxy peer group included:

- Acxiom Corporation
- Convergys Corporation
- Discover Financial Services
- DST Systems, Inc.
- Equifax Incorporated
- Fidelity National Information Services, Inc.
- Fiserv, Inc.
- Global Payments Inc.
- Harte-Hanks, Inc.
- MasterCard Incorporated
- Total System Services, Inc.
- Visa Incorporated
- The Western Union Company

Our market capitalization is slightly below the median for this proxy peer group, while our annual revenue is slightly above the median for this proxy peer group and our one-, three- and five-year total stockholder return are at the highest level in this proxy peer group.

When conducting the market review, the compensation committee reviews each component of compensation in relation to certain percentiles of those companies surveyed. For our NEOs, base salaries generally fall at or below the 50th percentile, while total cash compensation (base salary plus target performance-based non-equity incentive compensation) and total direct compensation (base salary plus target performance-based non-equity incentive compensation plus target long-term equity incentive compensation) generally fall between the 50th and 75th percentiles. We believe compensation at this level, vis-à-vis the companies surveyed, is appropriate given our performance record; actual performance above or below each of the established targets for our performance-based non-equity incentive compensation and long-term equity incentive compensation results in actual compensation that may be higher or lower than these percentiles.

Elements of Compensation

Base Salary

While a large portion of our NEOs and other executive officers' compensation is contingent upon meeting specified performance targets, we pay our executive officers a base salary as fixed compensation for their time, efforts and commitments throughout the year. To aid in attracting and retaining qualified executive officers, the compensation committee seeks to keep base salary competitive. In determining the appropriate base salary, the compensation committee also considers, among other factors, the nature and responsibility of the position and, to the extent available, salary norms for persons in comparable positions at both our proxy peer companies and those companies included in a general industry group demonstrating similar performance and other market characteristics; the expertise of the individual; and the competitiveness in the market for the executive officer's services. In 2012, the base salary for our NEOs fell at or below the 50th percentile of our proxy peer companies, as described above.

Annual Performance-Based Non-Equity Incentive Compensation

For 2012, performance-based non-equity incentive compensation was paid to our NEOs pursuant to the 2010 Omnibus Incentive Plan. The purpose of performance-based non-equity incentive compensation is to provide an incentive to our NEOs and other executive officers to contribute to our annual growth and profitability objectives, to retain such executive officers and, where possible, to qualify for tax deductibility under IRC Section 162(m). The 2010 Omnibus Incentive Plan focuses on matching rewards with results and encourages executive officers to make significant contributions toward our financial results by providing a basic reward for reaching threshold expectations, plus an upside for reaching our aspirational goals. Typically, base salary plus target performance-based non-equity incentive compensation, or total cash compensation, for our NEOs falls between the 50th and 75th percentile of our proxy peer companies, as described above.

Terms of Awards

Each NEO has a target payout amount that approximates a percentage of his or her annualized base salary. Guided by our annual growth and profitability objectives, the payout of performance-based non-equity incentive plan compensation for our NEOs is generally contingent upon meeting segment-specific and/or corporate targets, which in 2012 were based on revenue and EBT at the corporate level, as well as segment-specific revenue and EBT for each segment. As discussed above, the compensation committee does not believe that the targets set for each of these metrics promotes unnecessary or excessive risk taking that is reasonably likely to have a material adverse effect on Alliance Data.

The compensation committee set the performance targets for consolidated and segment revenue and EBT related to payout of our performance-based non-equity incentive compensation at the beginning of 2012 based on certain assumptions about our performance. In determining the payout for the performance-based non-equity incentive compensation, the compensation committee exercised its discretion to adjust our reported consolidated and segment revenue and EBT for certain items, including but not limited to, (1) inclusion or exclusion of certain foreign currency exchange translation detriments or benefits related to our Canadian LoyaltyOne segment; (2) adjustments for the acquisition of the Hyper Marketing group of companies (based on the imputed cost of capital that we had to spend to make this purchase as well as for the amortization of purchased intangibles); (3) exclusion of revenue attributable to the acquisition of the Hyper Marketing group of companies; (4) adjustments related to the interest expense attributable to our share repurchase program during 2012; and (5) adjustments related to the interest expense for additional high yield debt incurred in 2012 in preparation for liquidity needs in 2013. Adjusting for these factors did not alter the resultant payout level related to consolidated EBT but reduced the payout levels related to consolidated revenue and Epsilon revenue and EBT.

The following tables set forth the individual calculations for the non-equity incentive plan compensation payouts for the 2012 performance year for each of our NEOs. The non-equity incentive plan compensation for each of Edward J. Heffernan and Charles L. Horn was based on the consolidated corporate performance targets and weightings set forth in the first table below; Melisa A. Miller's non-equity incentive plan compensation was based on a combination of consolidated corporate and private label services and credit performance targets and weightings set forth in the second table below; Bryan J. Kennedy's non-equity incentive plan compensation was based on a combination of consolidated corporate and Epsilon performance targets and weightings set forth in the third table below; and Bryan A. Pearson's non-equity incentive plan compensation was based on a combination of consolidated corporate and LoyaltyOne performance targets and weightings set forth in the fourth table below. For each performance target, payout is determined on a fixed scale, ranging from 30-50% payout when a minimum 80-90% of the target is met, 100% payout when 100% of the target is met and a maximum 200% payout when the target is exceeded at 115-120% or more for each of the metrics set forth in the various tables below. Establishing a maximum payout amount under our non-equity incentive plan helps deter excessive risk taking, while having a minimum payout amount that can be earned at a defined performance threshold encourages goal attainment. No payout is made for performance below the minimum threshold.

2012 Corporate Performance for the Non-Equity Incentive Plan

Components	Target Performance	Weighting	Performance	Achievement Level	Payout Level	Weighted Payout Level
Consolidated EBT	$ 568,000,000	67.0%	$ 694,000,000	122.2%	200.0%	134.0%
Consolidated Revenue	$3,490,000,000	33.0%	$3,610,400,000	103.5%	117.5%	38.8%
Total:		100.0%				172.8%

2012 Private Label Services and Credit Performance for the Non-Equity Incentive Plan

Components	Target Performance	Weighting	Performance	Achievement Level	Payout Level	Weighted Payout Level
Consolidated EBT	$ 568,000,000	20.0%	$ 694,000,000	122.2%	200.0%	40.0%
Private Label Services and Credit Revenue	$1,600,000,000	20.0%	$1,732,200,000	108.3%	141.5%	28.3%
Private Label Services and Credit EBT	$ 470,000,000	60.0%	$ 625,900,000	133.2%	200.0%	120.0%
Total:		100.0%				188.3%

2012 Epsilon Performance for the Non-Equity Incentive Plan

Components	Target Performance	Weighting	Performance	Achievement Level	Payout Level	Weighted Payout Level
Consolidated EBT	$ 568,000,000	20.0%	$694,000,000	122.2%	200.0%	40.0%
Epsilon Revenue	$1,016,000,000	20.0%	$965,200,000	95.0%	83.0%	16.6%
Epsilon EBT	$ 119,000,000	60.0%	$104,700,000	88.0%	70.0%	42.0%
Total:		100%				98.6%

2012 LoyaltyOne Performance for the Non-Equity Incentive Plan

Components	Target Performance	Weighting	Performance	Achievement Level	Payout Level	Weighted Payout Level
Consolidated EBT	$568,000,000	20%	$694,000,000	122.2%	200.0%	40.0%
LoyaltyOne Revenue	$900,000,000	20%	$919,000,000	102.1%	110.5%	22.1%
LoyaltyOne EBT	$201,000,000	60%	$208,700,000	103.8%	119.0%	71.4%
Total:		100%				133.5%

The target non-equity incentive plan compensation for each of Edward J. Heffernan, Charles L. Horn, Bryan J. Kennedy, Melisa A. Miller and Bryan A. Pearson is set forth in the first column of the following table and represents approximately 135%, 100%, 100%, 100% and 100% of their respective base salaries. The actual non-equity incentive plan payouts, prior to the exercise of discretion to increase or decrease such payouts by the chief executive officer or board of directors that are discussed below, are set forth in the final column of the following table.

	Target Non-Equity Incentive Plan Compensation	Weighted Payout	Actual Non-Equity Incentive Plan Compensation
Edward J. Heffernan	$1,282,500	172.8%	$2,216,160
Charles L. Horn	$ 500,000	172.8%	$ 864,000
Bryan J. Kennedy	$ 500,000	98.6%	$ 493,000
Melisa A. Miller	$ 425,000	188.3%	$ 800,275
Bryan A. Pearson[(1)]	$ 515,000	133.5%	$ 687,525

(1) Amounts for Mr. Pearson are shown in Canadian Dollars; in the Summary Compensation Table, this amount was converted to U.S. Dollars using the prevailing exchange rate as of the last business day of 2012 of 1.00786132 U.S. Dollars per Canadian Dollar.

The compensation committee feels that revenue and EBT performance measures are integral to achievement of our long-term growth and profitability objectives. However, when making awards, the compensation committee has discretion to select from numerous performance measures and may employ those performance measures it deems most appropriate for a given year. The selected performance measures may differ from year to year, and may also include any of the following: revenue, annual return on capital, net earnings, annual earnings per share, annual cash flow provided by operations, funds from operations, funds from operations per share, operating income, before or after tax income, cash available for distribution, cash available for distribution per share, return on equity, return on assets, share price performance, improvements in our attainment of expense levels, implementation or completion of critical projects, improvement in cash flow or (before or after tax) earnings and attainment of strategic business criteria or total shareholder return.

We set applicable revenue and EBT targets at relatively high levels with respect to our past performance. While performance targets have frequently been achieved, we are a young company with historically high rates of growth. As we have encountered periods of slow economic growth but continued to challenge our lines of business to grow and expand our client base, these performance targets challenge our executive officers and will continue to encourage sustained above industry-average growth. Additional details about the

2010 Omnibus Incentive Plan are included below under the caption "Plans or Agreements Governing Certain Elements of Executive Compensation."

The aggregate performance-based non-equity incentive compensation paid to our NEOs for 2012 totaled $5.1 million, or approximately 44% of the performance-based non-equity incentive compensation pool funded pursuant to IRC Section 162(m).

Long-Term Equity Incentive Compensation

We grant long-term equity incentive awards to encourage retention and foster a focus on long-term results, as well as to align the interests of our NEOs and other executive officers with those of our stockholders. In granting these awards, the compensation committee may establish such restrictions, performance measures and targets as it deems appropriate. Generally, awards of long-term equity incentive compensation pay out only upon attainment of a threshold level of pre-determined performance targets, such as core EPS, revenue, EBT, operating cash flow or EBITDA growth, or continued employment of an executive officer.

Typically, total direct compensation, which includes base salary, target performance-based non-equity incentive compensation and target long-term equity incentive compensation, for our NEOs falls between the 50th and 75th percentile of surveyed companies, as described above. In determining the size of long-term equity incentive awards, the compensation committee generally also considers, among other factors, the value of total direct compensation for comparable positions at both our proxy peer companies and those companies included in a general industry group demonstrating similar performance and other market characteristics, company and individual performance against strategic plans, the number and value of stock options and restricted stock or restricted stock unit awards previously granted, the allocation of overall equity awards attributed to our executive officers relative to all equity awards and the relative proportion of long-term incentives within the total direct compensation mix.

In 2012, we granted long-term equity incentive compensation to the executive officers, including our NEOs, pursuant to our 2010 Omnibus Incentive Plan. We also have long-term equity incentive compensation that remains outstanding under our prior equity plans, including our 2005 Long Term Incentive Plan, our 2003 Long Term Incentive Plan and our Amended and Restated Alliance Data Systems Corporation and its Subsidiaries Stock Option and Restricted Stock Plan. Each of the four plans permit the board of directors to delegate all or a portion of its authority under the plan to the compensation committee, and the board of directors has done so except for purposes of awards to the chief executive officer.

Terms of Awards

After taking into consideration the market trend away from options in favor of full value shares and reviewing the long-term incentive practices in the marketplace, we believe that an equity mix of performance-based restricted stock units and time-based restricted stock units provides a conservative and balanced approach. The portion granted in time-based restricted stock units is intended to provide not only some stability in our equity program and increase retention, but also to promote wealth accumulation by ensuring direct alignment with stockholders through our executives' stock holdings. The portion granted in performance-based restricted stock units, whose vesting criteria are tied to selected components of our financial performance, is intended to focus and incentivize our executives to deliver exceptional performance. Performance-based restricted stock unit grants may be subject to both performance criteria and time-based restrictions to vest. With very limited exceptions, the executive officer must be employed by us at the time of vesting to receive the award.

The 45-day average fair market value of the company's common stock as quoted on the NYSE as of the date of grant is utilized as the basis for determining the specific number of either time-based or performance-based restricted stock or restricted stock unit awards. We granted restricted stock awards under our equity plans through February 2006 and have granted exclusively restricted stock unit awards since that time, and we do not anticipate granting restricted stock awards in the future.

Awards granted during 2012

In 2012, consistent with the objective of placing a significant portion of the overall target compensation for our executive officers "at risk" as discussed above, our board of directors and compensation committee approved equity grants for our NEOs consisting of 80% performance-based restricted stock units and 20% time-based restricted stock units, which were awarded on February 21, 2012. The performance-based restricted stock unit equity awards and the time-based restricted stock unit equity awards are scheduled to vest as to 33% of the awards in each of February 2013 and 2014, and on 34% of the awards in February 2015, provided that (1) the executive officer is employed by us at each such time and (2) with respect to the performance-based restricted stock units, we meet pre-determined EBT goals for fiscal year 2012 of $511.2 million to achieve a minimum 50% of the target award, increasing on a fixed scale with up to 100% of the target award obtained by achieving EBT of $568.0 million and up to a maximum 150% of the target award obtained by achieving EBT of $624.8 million. The 100% achievement threshold approximates an 11% growth in EBT over our 2011 performance.

The 2012 long-term equity incentive awards for each of our NEOs fell between the 50th and 75th percentile of our proxy peer companies, except for our chief executive officer whose 2012 long-term equity incentive award fell below the 50th percentile of our proxy peer companies. Establishing a maximum payout amount under our long-term equity incentive plan helps deter excessive risk taking, while having a minimum payout amount that can be earned at a defined performance threshold encourages goal attainment. No payout is made for performance below the minimum threshold.


Proxy

Performance-based and time-based equity grants for 2012 were made to our NEOs as follows:

Name	Performance-Based Restricted Stock Units	Time-Based Restricted Stock Units	Total Equity Value (on Grant Date)
Edward J. Heffernan	23,885	5,971	$3,581,824
Charles L. Horn	8,369	2,092	$1,255,006
Bryan J. Kennedy	13,024	3,256	$1,953,112
Melisa A. Miller	8,406	2,101	$1,260,525
Bryan A. Pearson	12,725	3,181	$1,908,243

Our reported EBT was $682.9 million for 2012, which resulted in vesting of the 2012 performance-based restricted stock unit awards at 150% of the original grant amounts. As discussed above, in determining the payout for the 2012 performance-based restricted stock units, the compensation committee exercised its discretion to adjust reported EBT for certain items. Adjusting for these factors did not alter the resultant payout at 150% of the 2012 performance-based restricted stock units.

The aggregate equity compensation awarded to our NEOs and other key executives for 2012 totaled $10.0 million, or approximately 54% of the equity incentive compensation pool funded pursuant to IRC Section 162(m).

Awards granted during 2011

In 2011, our board of directors and compensation committee approved equity grants for our NEOs consisting of 80% performance-based restricted stock units and 20% time-based restricted stock units, which were awarded on March 21, 2011. The performance-based restricted stock unit equity awards and the time-based restricted stock unit equity awards are scheduled to vest as to 33% of the awards in each of February 2012 and 2013, and on 34% of the awards in February 2014, provided that (1) the executive officer is employed by us at each such time and (2) with respect to the performance-based restricted stock units, we meet pre-determined EBT goals for fiscal year 2011 of $362.7 million to achieve a minimum 50% of the target award, increasing on a fixed scale with up to 100% of the target award obtained by achieving EBT of $403.0 million and up to a maximum 150% of the target award obtained by achieving EBT of $443.3 million.

Our reported EBT was $514.1 million for 2011, which resulted in vesting of the 2011 performance-based restricted stock unit awards at 150% of the original grant amounts. The compensation committee set the performance targets for EBT related to the vesting of the 2011 performance-based restricted stock units at the beginning of 2011 based on certain assumptions about our performance. In determining the payout for the 2011 performance-based restricted stock units, the compensation committee exercised its discretion to adjust reported EBT for certain items, including (1) exclusion of certain foreign currency exchange translation benefits related to our Canadian LoyaltyOne segment; (2) adjustments for the acquisition of Aspen Marketing Holdings, Inc. (based on the imputed cost of capital that we had to spend to make this purchase as well as for the amortization of purchased intangibles) and (3) adjustments related to the interest expense related to our share repurchase program during 2011. Adjusting for these factors did not alter the resultant payout at 150% of the 2011 performance-based restricted stock units.

The aggregate equity compensation awarded to our NEOs and other key executives for 2011 totaled $12.5 million, or approximately 47% of the equity incentive compensation pool funded pursuant to IRC Section 162(m).

Awards granted during 2010

In 2010, our board of directors and compensation committee approved equity grants for our NEOs consisting of 80% performance-based restricted stock units and 20% time-based restricted stock units, which were awarded on February 22, 2010. The performance-based restricted stock unit equity awards are scheduled to vest as to 1/3 of the awards in each of February 2011, 2012 and 2013, and the time-based restricted stock unit equity awards are scheduled to vest as to 33% of the awards in each of February 2011 and 2012, and on 34% of the awards in February 2013, provided that (1) the executive officer is employed by us at each such time and (2) with respect to the performance-based restricted stock units, we meet pre-determined core EPS goals for fiscal year 2010 of $5.11 to achieve a minimum 50% of the target award, increasing on a fixed scale with up to 100% of the target award obtained by achieving core EPS of $5.68 and up to a maximum 150% of the target award obtained by achieving core EPS of $6.25.

Our reported core EPS was $5.86 for 2010, which would have resulted in vesting of the 2010 performance-based restricted stock unit awards at 115% of the original grant amounts; however, the compensation committee exercised its discretion to reduce this amount such that the 2010 performance-based restricted stock unit awards vested at 107%. The compensation committee set the performance targets for core EPS related to the vesting of the 2010 performance-based restricted stock units at the beginning of 2010 based on certain assumptions about our performance. In determining the payout for the 2010 performance-based restricted stock units, the compensation committee exercised its discretion to exclude certain items that were not included in those assumptions, including (1) the benefit of the acquisition of Equifax's Direct Marketing Services and Database Marketing divisions (based on the imputed cost of capital that we had to spend to make this purchase) and (2) the accretive benefit of our share repurchase program during 2010. Based on these factors, the compensation committee set the core EPS value for compensation purposes at $5.75 for 2010, which equates to a payout at 107% of the 2010 performance-based restricted stock units.

The aggregate equity compensation awarded to our NEOs and other key executives for 2010 totaled $10.6 million, or approximately 52.9% of the equity incentive compensation pool funded pursuant to IRC Section 162(m).

Perquisites

With limited exceptions, the compensation committee's policy is to provide personal benefits and perquisites to our NEOs that are substantially similar to those offered to our other associates at or above the level of vice president. The personal benefits and perquisites that may be available to our NEOs in addition to those available to our other associates include enhanced life insurance, long-term disability benefits, an annual physical, and travel and related expenses for spouses in connection with company events. For additional information about the perquisites given to our NEOs in 2012, see the All Other Compensation Table below.

Reasonability of Compensation

In determining appropriate compensation levels during the course of 2012, the compensation committee reviewed all forms of executive compensation, including base salary, performance-based non-equity incentive compensation, long-term equity incentive awards, ratios of vested to unvested equity previously granted to our executive officers, realizable amounts from equity previously granted to our executive officers, the company's contributions to the Alliance Data Systems 401(k) and Retirement Savings Plan and Executive Deferred Compensation Plan and the value of any perquisites received for the 2012 performance year. Based on company performance in 2012 and in prior years, and other applicable factors and known information, including the market data provided by our external executive compensation consultant, the compensation committee, and the board of directors with respect to the chief executive officer, have each determined that the total 2012 compensation paid to our executive officers was reasonable and not excessive. As previously reported, our fiscal year 2012 financial performance included a year-over-year increase of 15% in revenue and 34% for net income, an 18% increase in adjusted EBITDA, a 25% increase in adjusted EBITDA, net of funding costs and a 14% increase in core earnings per diluted share. For 2012, base salary fell below the 50th percentile, while each of target total cash compensation (base salary plus target performance-based non-equity incentive compensation) and target total direct compensation (base salary plus target performance-based non-equity incentive compensation plus target long-term equity incentive compensation) for our executive officers were closer to the 50th than the 75th percentile of our proxy peer companies, as described above.

Proxy Peer Group Assessment and Changes for Fiscal Year 2013

In October 2012, in preparation for determining executive compensation packages for fiscal year 2013, the compensation committee determined that the composition of the current peer group was no longer a representative mix of the core business competencies. The compensation committee, with the assistance of Meridian, undertook a comprehensive review of the companies comprising the proxy peer group. The compensation committee was presented an initial pool of 100 possible peer companies based on a representative mix of our core business competencies, including marketing, data, digital, card services and specialty finance, whose general revenue size ranged from 0.3x to 3.0x of our revenue and also sought to include high-performing companies that had achieved a minimum 5% revenue growth and 8% EBITDA growth over the prior year. From this pool, the compensation committee selected a total of 14 proxy peer companies for 2013, including seven continuing peer companies from the 2012 proxy peer group and seven new proxy peer companies as follows:

Continuing Peer Companies	New Peer Companies
1. Acxiom Corporation	1. American Express Company
2. Discover Financial Services	2. Experian plc
3. Equifax Incorporated	3. Nielsen Holdings N.V
4. Fidelity National Information Services, Inc.	4. Omnicom Group Inc.
5. Fiserv, Inc.	5. The Dun & Bradstreet Corporation
6. Global Payments Inc.	6. The Interpublic Group of Companies, Inc.
7. Total System Services, Inc.	7. WPP plc

Tax Considerations

IRC Section 162(m) limits the tax deduction to $1 million for compensation paid to each of certain executive officers of public companies. The compensation committee has considered these requirements and believes that certain grants made under the Amended and Restated Alliance Data Systems Corporation and its Subsidiaries Stock Option and Restricted Stock Plan, the 2003 Long Term Incentive Plan, the 2005 Long Term Incentive Plan and the 2010 Omnibus Incentive Plan meet the requirement that they be "performance-based" and, therefore, compensation paid to our executive officers pursuant to the terms of these plans would generally be exempt from the limitations on deductibility. Our present intention is to comply with Section 162(m) unless the compensation committee determines that compliance in a particular instance would not be in our best interest.

Each year the compensation committee approves the maximum funding pool for performance-based non-equity incentive awards for our NEOs to be paid in the following year, based on a percentage of our operating EBIDTA. The intent is to qualify, to the extent possible, cash compensation paid to NEOs as tax deductible by the company, subject to the limitations of IRC Section 162(m). For the 2012 performance-based non-equity incentive plan, the compensation committee approved 0.60% for our NEOs (including our CEO) and other key contributors of our operating EBITDA for the period from January 1, 2011 through December 31, 2011 as the maximum award amounts allowable. The aggregate performance-based non-equity incentive awards payable to these individuals may not exceed these amounts to preserve our IRC Section 162(m) deductibility.

In addition, the compensation committee approved a maximum award pool for equity incentive awards to be granted to our NEOs and other key executives in 2012 based on a percentage of our operating EBITDA. For the 2012 equity incentive awards, the compensation committee approved 2.72% for our NEOs (including our CEO) and other key contributors of our operating EBITDA for the period from January 1, 2011 through December 31, 2011 as the maximum award amounts allowable. The aggregate equity incentive awards granted to these individuals may not exceed these amounts to preserve our IRC Section 162(m) deductibility.

Termination Following a Change in Control

We believe that executive performance generally may be hampered by distraction, uncertainty and other activities in the event of an actual or threatened change in control event. In September 2003, in order to reduce such adverse effects, we entered into change in control agreements with the then current executive officers, which included Mr. Heffernan. None of our other NEOs is covered by a change in control agreement.

Qualifying Terminations

Payouts under the change in control agreement are triggered upon a qualifying termination, defined in the change in control agreement as: (1) termination by the executive officer for good reason within two years of a change in control event; or (2) termination of the executive officer by the company without cause within two years of a change in control event. A termination of the executive officer's employment due to disability, retirement or death will not constitute a qualifying termination. We believe that this "double trigger" approach is appropriate, whereby an executive officer will only receive payout under a change in control agreement following both a change in control and a subsequent termination under the enumerated circumstances.

Pursuant to the change in control agreement, "cause" for termination includes: (1) material breach of an executive officer's covenants or obligations under any applicable employment agreement or offer letter or any other agreement for services or non-compete agreement; (2) continued failure after written notice from the company or any applicable affiliate to satisfactorily perform assigned job responsibilities or to follow the reasonable instructions of the executive officer's superiors, including, without limitation, the board of directors; (3) commission of a crime constituting a felony (or its equivalent) under the laws of any jurisdiction in which we or any of our applicable affiliates conducts business or other crime involving moral turpitude; or (4) material violation of any material law or regulation or any policy or code of conduct adopted by the company or engaging in any other form of misconduct which, if it were made public, could reasonably be expected to adversely affect the business reputation or affairs of the company or of an affiliate. The board of directors, in good faith, will determine all matters and questions relating to whether the executive officer has been discharged for cause. Pursuant to the change in control agreement, "good reason" for termination by the executive officer includes the occurrence of any of the following events, in each case without the executive officer's consent: (1) lessening of the executive officer's responsibilities; (2) a reduction of at least five percent in the executive officer's annual salary and/or incentive compensation; or (3) the company's requiring the executive officer to be based anywhere other than within 50 miles of the executive officer's place of employment at the time of the occurrence of the change in control, except for reasonably required travel to the extent substantially consistent with the executive officer's business travel obligations as in existence at the time of the change in control. If an executive is party to an employment agreement, offer letter or any other agreement for services with us that contains a definition for either "cause" or "good reason" and that agreement is in effect at the time of termination of employment, the definition in that agreement will prevail over the definition contained in the change in control agreement described here.

Payments and Benefits Following a Qualifying Termination

Upon a qualifying termination, the executive officer will be paid all earned and accrued salary due and owing to the executive officer, a pro-rata portion of the executive officer's target bonus, continued medical, dental and hospitalization coverage for a pre-determined period, as described below, other benefits due under benefit plans, all accrued and unpaid vacation and a severance amount. The severance amount is equal to two times the sum of the executive officer's current base salary and target non-equity incentive compensation. Any severance amounts to which the executive officer is entitled will be paid in a lump sum within thirty days of execution by the executive officer of a general release. If an executive officer ceases to be actively employed following a change in control, he or she will receive the value of his or her deferred compensation account, if any, no earlier than six months following the end of the quarter in which the termination occurred, unless the executive officer dies before that time.

After a qualifying termination, the executive officer and his or her dependents are eligible to receive equivalent medical, dental and hospitalization coverage and benefits as provided to the executive officer immediately prior to the change in control event or qualifying termination. Such coverage and benefits will continue for a period of 24 months following a qualifying termination. The change in control agreement further provides that if any payments or benefits that the executive officer receives are subject to the "golden parachute" excise tax imposed under IRC Section 4999, the executive officer will be entitled to a "gross-up" payment so that the executive officer is placed in the same after-tax position as if no excise tax had been imposed.

Change of Control — Impact on Outstanding Equity

In the event of a change in control, all equity awards made to the executive officer that remain outstanding generally remain subject to the terms and conditions set forth in any governing plan or award documents applicable to the equity awards. Our equity plans provide that our board of directors may accelerate vesting of stock options and restricted stock or restricted stock units in the event of a change in control. Further, in the event of a qualifying termination within twelve months of a change in control event, all restrictions on stock options and restricted stock or restricted stock units will lapse. Stock options will be exercisable following a qualifying termination until the earlier of the end of the option term or the end of the one year period following a qualifying termination.

Other General Terms of the Change in Control Agreement

The change in control agreement provides a mechanism to resolve disputes, does not constitute a contract of employment, and automatically renews every three years unless we provide 90 days advance written notice of our intent to terminate. If an executive officer becomes entitled to a severance amount under a change in control agreement, such executive officer will not be entitled to severance payments under any other agreement or arrangement, including any employment agreement.

Termination for Cause — Impact on Outstanding Equity

Upon termination of an executive officer for cause, all vested but unexercised options granted to the executive officer will immediately be canceled. If an executive officer terminates employment for any other reason, including retirement, death or disability, but excluding a qualifying termination in connection with a change in control event, as described above, the executive officer may, for a limited time period, exercise those options that were exercisable immediately prior to his or her termination of employment. All unvested shares of restricted stock or restricted stock units granted to an executive officer will be forfeited upon that executive officer's termination of employment for any reason other than a qualifying termination in connection with a change in control event, as described above; notwithstanding the foregoing, the compensation committee may exercise its discretion to accelerate the vesting of any unvested shares of restricted stock or restricted stock units granted to an executive officer upon that executive officer's termination of employment for any reason other than for cause.

Distribution of Deferred Compensation

If an executive officer ceases to be actively employed, retires or becomes disabled, he or she will receive the value of his or her deferred compensation account, if any, no earlier than six months following the end of the quarter in which the termination occurred, unless the executive officer dies before that time. In the event of termination due to death, the balance of the account will be distributed in one lump sum to the executive officer's designated beneficiary.

Plans or Agreements Governing Certain Elements of Executive Compensation

2010 Omnibus Incentive Plan

The 2010 Omnibus Incentive Plan provides for awards of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, cash incentive awards, deferred stock units and other performance-based awards to selected officers, associates, non-employee directors and consultants performing services for us or any of our affiliates. The 2010 Omnibus Incentive Plan is an omnibus plan that gives us flexibility to adjust to changing market forces. The 2010 Omnibus Incentive Plan was adopted by our board of directors on March 25, 2010 and approved by our stockholders on June 8, 2010. On June 15, 2010, we filed a Registration Statement on Form S-8, File No. 333-167525, with the SEC to register an additional 3,000,000 shares of common stock, par value $0.01 per share, which may be issued and sold under the 2010 Omnibus Incentive Plan. As of December 31, 2012, as a result of grants made under all of our equity plans, there were outstanding 384,253 vested but unexercised options to purchase our common stock at a weighted average exercise price of $42.80, 315,151 unvested time-based restricted stock units, and 773,841 unvested performance-based restricted stock units.

The 2010 Omnibus Incentive Plan is administered by the compensation committee, which has full and final authority to make awards, establish the terms thereof, and administer and interpret the 2010 Omnibus Incentive Plan in its sole discretion unless authority is specifically reserved to the board of directors under the 2010 Omnibus Incentive Plan, our certificate of incorporation or bylaws, or applicable law. Any action of the compensation committee with respect to the 2010 Omnibus Incentive Plan will be final, conclusive and binding on all persons. The compensation committee may delegate certain responsibilities to our officers or managers. The board of directors may delegate, by a resolution adopted by the board of directors, authority to one or more of our officers to do one or both of the following: (1) designate the officers and employees who will be granted awards under the 2010 Omnibus Incentive Plan and (2) determine the number of shares subject to specific awards to be granted to such officers and employees.

During any calendar year no participant under the 2010 Omnibus Incentive Plan may be granted awards of more than 750,000 shares of stock, subject to adjustments. We may reserve for the purposes of the 2010 Omnibus Incentive Plan, out of our authorized but unissued shares of stock or out of shares of stock reacquired by us in any manner, or partly out of each, such number of shares of stock as shall be determined by the board of directors. The maximum number of shares of stock available for awards shall be reduced by the number of shares in respect of which the award is granted or denominated. If any stock option is exercised by tendering shares either actually or by attestation, as full or partial payment of the exercise price, the maximum number of shares available shall be increased by the number of shares so tendered. Shares of stock allocable to an expired, canceled, settled or otherwise terminated portion of an award may again be the subject of awards granted thereunder. In addition, any shares of stock withheld for payment of taxes may be the subject of awards granted under this plan and the number of shares equal to the difference between the number of stock appreciation rights exercised and the number of shares delivered upon exercise shall again be available for awards. Any award that by the terms of either the 2010 Omnibus Incentive Plan or the award agreement is to be settled in cash or property other than shares of stock will not reduce or otherwise count against the number of shares of stock available for awards under the 2010 Omnibus Incentive Plan. The maximum cash amount that may be awarded to any single participant in any one calendar year may not exceed $7,500,000.

Upon termination of an executive officer for cause, all unvested and vested but unexercised options granted to such executive officer shall immediately be forfeited or canceled, as appropriate. If an executive officer terminates employment for any other reason, including retirement, death or disability but excluding a qualifying termination following a change in control event, such executive officer may, for a limited time period, exercise those options that were exercisable immediately prior to such termination of employment. All unvested shares of restricted stock or restricted stock units granted to an executive officer will be forfeited upon that executive officer's termination of employment for any reason other than a qualifying termination following a change in control event; notwithstanding the foregoing, the compensation committee may exercise its discretion to accelerate the vesting of any unvested shares of restricted stock or restricted stock units granted to an executive officer upon that executive officer's termination of employment for any reason other than for cause. Additional information regarding change in control events is set forth under the caption "Potential Payments upon Termination or Change in Control."

The 2010 Omnibus Incentive Plan provides for awards of incentive stock options to any person employed by us or by any of our affiliates. The exercise price for incentive stock options granted under the 2010 Omnibus Incentive Plan may not be less than 100% of the fair market value of our common stock on the date of grant. If an incentive stock option is granted to an employee who owns 10% or more of our common stock, the exercise price of that stock option may not be less than 110% of the fair market value of our common stock on the date of grant. The 2010 Omnibus Incentive Plan also provides for awards of nonqualified stock options to any officers, employees, non-employee directors or consultants performing services for us or our affiliates. The exercise price for nonqualified stock options granted under the 2010 Omnibus Incentive Plan may not be less than 100% of the fair market value of our common stock on the date of grant. Under the 2010 Omnibus Incentive Plan, stock options generally vest one-third per year over three years and terminate on the tenth anniversary of the date of grant. The 2010 Omnibus Incentive Plan gives our board of directors discretion to determine the vesting provisions of each individual stock option. In the event of a change in control, this plan provides that our board of directors may provide for accelerated vesting of stock options.

The compensation committee is authorized under the 2010 Omnibus Incentive Plan to grant restricted stock or performance share awards with restrictions that may lapse over time or upon the achievement of specified performance targets, or both. Restrictions may lapse separately or in such installments as the compensation committee may determine. A participant granted restricted stock or performance shares shall have the stockholder rights as may be set forth in the applicable agreement, including, for example, the right to vote the restricted stock or performance shares.

The compensation committee is authorized under the 2010 Omnibus Incentive Plan to grant restricted stock unit awards. Until all restrictions upon restricted stock units granted to a participant shall have lapsed, the participant may not be a stockholder of us, nor have any of the rights or privileges of a stockholder of us, including rights to receive dividends and voting rights with respect to the restricted stock units. We will establish and maintain a separate account for each participant who has received an award of restricted stock units, and such account will be credited for the number of restricted stock units granted to such participant. Restricted stock unit awards granted under the 2010 Omnibus Incentive Plan may vest at such time or times and on such terms and conditions as the compensation committee may determine. The agreement evidencing the award of restricted stock units will set forth any such terms and conditions. As soon as practicable after each vesting date of an award of restricted stock units, payment will be made in either shares of our common stock, other securities or cash (based upon the fair market value of our common stock on the day all restrictions lapse).

The compensation committee is also authorized under the 2010 Omnibus Incentive Plan to grant stock appreciation rights, known as SARs. The exercise price per SAR shall be determined by the compensation committee and may not be less than the fair market value of a share of stock on the date of grant. The full or partial exercise of SARs that provide for stock settlement shall be made only by a written notice specifying the number of SARs with respect to which the award is being exercised. Upon the exercise of SARs, the participant is entitled to receive an amount in shares determined by multiplying (a) the appreciation value by (b) the number of SARs being exercised, minus the number of shares withheld for payment of taxes. The compensation committee may limit the number of shares that may be delivered with respect to any award of SARs by including such a limit in the agreement evidencing SARs at the time of grant.

Following certain significant corporate events, unusual and non-recurring corporate events or following changes in applicable laws, regulations or accounting principles, the compensation committee has the authority under each of the 2010 Omnibus Incentive Plan, the 2005 Long Term Incentive Plan and the 2003 Long Term Incentive Plan to waive performance conditions relating to an award and to make adjustments to any award that the compensation committee feels is appropriate. Further, the compensation committee may reduce payout amounts under performance-based awards if, in the discretion of the compensation committee, such a reduction is appropriate. The compensation committee may not, however, increase the payout amount for any such performance-based award. In addition, these plans do not permit stock options to be "repriced" at a lower exercise price, or otherwise modified or amended in such a manner that would constitute a "repricing." Under each of the 2010 Omnibus Incentive Plan, the 2005 Long Term Incentive Plan and the 2003 Long Term Incentive Plan, the compensation committee has the authority to cancel or require repayment of an award in the event a participant or former participant breaches any non-solicitation agreement entered into with the company. Under the Amended and Restated Alliance Data Systems Corporation and its Subsidiaries Stock Option and Restricted Stock Plan, the board of directors or delegated committee thereof has the right to amend any stock option or restricted stock or restricted stock unit award granted to a participant, in most cases subject to the participant's written consent.

The following table provides information as of December 31, 2012 with respect to shares of our common stock that were issued under prior plans that have since expired and are still outstanding and shares of our common stock that may be issued under the 2010 Omnibus Incentive Plan or the Amended and Restated Employee Stock Purchase Plan:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders	384,253	$42.80	2,423,795[1]
Equity compensation plans not approved by security holders	None	N/A	None
Total	384,253	$42.80	2,423,795

[1] Includes 540,818 shares available for future issuance under the Amended and Restated Employee Stock Purchase Plan.

Executive Deferred Compensation Plan

We adopted an amended and restated Executive Deferred Compensation Plan in December 2007, to be effective as of January 1, 2008. Our original Executive Deferred Compensation Plan was adopted in December 2004 as a successor to our former Supplemental Executive Retirement Plan, a substantially similar deferred compensation plan. The purpose of the Executive Deferred Compensation Plan is to help participants maximize their pre-tax savings and company contributions that are otherwise restricted due to tax limitations. To be eligible to participate in the Executive Deferred Compensation Plan, an individual must: (1) be a regular, full-time U.S. employee of ADS Alliance Data Systems, Inc., one of our wholly owned subsidiaries; (2) receive a base salary equal to or greater than $150,000 on an annual basis, or have received total compensation on an annual basis of at least $170,000 as of December 31, 2003 and have not fallen below that amount in any subsequent year; and (3) be a participant in the Alliance Data Systems 401(k) and Retirement Savings Plan. The Executive Deferred Compensation Plan allows the participant to contribute:

- up to 50% of eligible compensation on a pre-tax basis;
- any pre-tax 401(k) contributions that would otherwise be returned because of reaching the statutory limit under IRC Section 415; and
- any retirement savings plan contributions for compensation in excess of the statutory limits.

At the time of enrollment, a participant may direct the company to withhold a percentage of the participant's base salary and also, provided the enrollment is effective no later than April 1st of the applicable year, the performance-based non-equity incentive compensation earned for services performed in the year but paid in the following year. The percentage selected for each type of compensation is determined by the participant and may be any whole number percentage up to 50%. A participant may not revoke, change or terminate an election to make contributions to the Executive Deferred Compensation Plan at any time following the end of the applicable enrollment period. In addition, we will allocate to the participant any contributions to the Alliance Data Systems 401(k) and Retirement Savings Plan that would otherwise have been returned to the participant as a result of the limit imposed by the IRC on such 401(k) contributions. This allocation includes non-matching retirement contributions and discretionary profit-sharing contributions to the Alliance Data Systems 401(k) and Retirement Savings Plan that were similarly restricted. Loans are not available under the Executive Deferred Compensation Plan. Contributions made under the Executive Deferred Compensation Plan are unfunded and subject to the claims of our creditors, with participants having the status of an unsecured creditor with respect to our obligation to make benefit payments.

Each participant is 100% vested in his or her own contributions. A participant becomes 100% vested in the retirement savings plan contributions after achieving three years of vesting service under the Alliance Data Systems 401(k) and Retirement Savings Plan. In the event of a change in control, as defined under the Executive Deferred Compensation Plan, participants will be 100% vested in their retirement savings plan contributions, and we will establish a rabbi trust to which we will contribute sufficient assets to fully fund all accounts under the Executive Deferred Compensation Plan. The assets in the rabbi trust will remain subject to the claims of our creditors. Account balances accrue interest at a rate that is established and adjusted periodically by the committee of management that administers the Executive Deferred Compensation Plan.

A participant who is actively employed generally may not withdraw or otherwise access any amounts credited under the Executive Deferred Compensation Plan. However, at the time a participant elects to make elective contributions, that participant may elect to have all contributions made pursuant to that election for that year distributed as of January 1 of any subsequent year, subject however, to any restriction imposed under IRC Section 409A. The distribution shall be made within 60 days of January 1 of the specified year or, if earlier, the date required in the event of cessation of employment, retirement or disability, as described below. Furthermore, amounts may be withdrawn in the event of an "unforeseeable emergency," within the meaning of IRC Section 409A(a)(2)(B)(ii). Any such early withdrawal must be approved by the committee of management administering the Executive Deferred Compensation Plan and may not exceed the amount necessary to meet the emergency, taking into account other assets available to the participant, as well as any taxes incurred as a result of the distribution. If the committee of management administering the Executive Deferred Compensation Plan approves a distribution on this basis, the distribution shall be made as soon as practicable thereafter; and the participant's right to make elective contributions shall be suspended until the first day of the following year, subject to enrollment procedures. If a participant ceases to be actively employed, retires or becomes disabled, the participant will receive the value of his or her account within 90 days after he or she became eligible for the distribution unless the participant is a "specified participant" under IRC Section 409A, in which case the distribution will be paid on the date that is six months and one day after the date of separation, unless the "specified participant" dies before that time. Under current IRC Section 409A, each of our NEOs is considered a "specified participant." In the event of termination due to death, the balance of the account will be distributed in one lump sum to the participant's designated beneficiary within 90 days after the date of the participant's death. A distribution from the Executive Deferred Compensation Plan is taxed as ordinary income and is not eligible for any special tax treatment. The Executive Deferred Compensation Plan is designed and administered to comply with the IRC Section 409A regulations.

adjudication that the executive officer committed an act of active and deliberate dishonesty with actual dishonest purpose and intent, which act was material to the cause of action adjudicated.

Non-GAAP Performance Measures for 2012

As described above, pursuant to IRC Section 162(m), tax deductions available for performance-based compensation paid to certain executive officers for 2012 were dependent, in part, upon the attainment of operating EBITDA targets as defined herein. Operating EBITDA is a non-GAAP financial measure equal to income from continuing operations, the most directly comparable GAAP financial measure, plus stock compensation expense, provision for income taxes, interest expense, net, depreciation and other amortization and amortization of purchased intangibles plus the change in deferred revenue and the change in redemption settlement assets, as adjusted for foreign currency exchange rate changes.

DIRECTOR AND EXECUTIVE OFFICER COMPENSATION

The following tables and accompanying narratives set forth the compensation paid to our chief executive officer, chief financial officer and the next three most highly paid executive officers for the fiscal years ended December 31, 2010, 2011 and 2012.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)[4][5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total ($)
Edward J. Heffernan ...	2012	$950,000	—	$3,581,824	—	$2,216,160	$137,987	$ 73,873	$6,959,844
President and Chief	2011	$885,000	$129,857	$3,195,471	—	$1,970,143	$ 75,058	$ 77,177	$6,332,706
Executive Officer	2010	$810,000	$127,983	$2,638,044	—	$2,274,791[8]	$ 42,018	$ 27,673	$5,920,509
Charles L. Horn	2012	$500,000	—	$1,255,006	—	$ 864,000	$ 3,262	$ 68,345	$2,690,613
Executive Vice	2011	$472,500	$ 50,000	$1,083,150	—	$ 779,153	$ 1,275	$ 37,579	$2,423,657
President and Chief	2010	$450,000	$ 52,668	$ 949,833	—	$ 658,350	$ 249	$ 19,497	$2,130,597
Financial Officer									
Bryan J. Kennedy	2012	$500,000	—	$1,953,112	—	$ 493,000	$ 3,684	$ 58,964	$3,008,760
Executive Vice	2011	$450,000	$ 20,000	$1,841,430	—	$ 429,750	$ 2,062	$ 25,175	$2,768,417
President and	2010	$415,000	$ 68,823	$1,529,906	—	$ 573,530	$ 1,508	$ 18,055	$2,606,822
President, Epsilon									
Melisa A. Miller[9]	2012	$425,000	—	$1,260,525	—	$ 800,275	$ 13,973	$ 39,769	$2,539,542
Executive Vice	2011	—	—	—	—	—	—	—	—
President and	2010	—	—	—	—	—	—	—	—
President, Retail									
Credit Services									
Bryan A. Pearson[10] ...	2012	$519,049	—	$1,908,243	—	$ 692,930	($ 32,967)[11]	$191,271	$3,278,526
Executive Vice	2011	$490,364	$ 55,902	$1,787,285	—	$ 703,673	$ 29,015	$170,385	$3,236,624
President and	2010	$482,078	$ 26,148	$1,688,211	—	$ 653,698	$ 6,545	$132,605	$2,989,285
President, LoyaltyOne									

(1) This column includes amounts deferred pursuant to the Executive Deferred Compensation Plan. See "Nonqualified Deferred Compensation" table for additional information. In 2012, $237,500 was deferred by Mr. Heffernan, $30,000 was deferred by Mr. Horn and $49,228 was deferred by Mr. Kennedy; in 2011, $194,700 was deferred by Mr. Heffernan and $23,625 was deferred by Mr. Horn; and in 2010, $162,000 was deferred by Mr. Heffernan and $20,769 was deferred by Mr. Horn.

(2) Amounts in this column represent discretionary payments under our non-equity incentive plan to the executive officers by the chief executive officer, and with regard to the chief executive officer, discretionary payments under our non-equity incentive plan compensation by the board of directors.

(3) Amounts in this column reflect the dollar amount, without any reduction for risk of forfeiture, of the estimate of the aggregate compensation cost to be recognized over the service period as of the grant date under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 718, which for 2012 represents the closing market price of our common stock of $119.97 per share on the grant date of February 21, 2012. These amounts may not correspond to the actual value that will be realized by the NEOs. To see the value of awards made to the NEOs in 2012, see the Fiscal Year 2012 Grants of Plan Based Awards table below. Awards included in the Stock Awards and Option Awards columns were granted pursuant to the 2010 Omnibus Incentive Plan. Additional details are included above under the caption "Long-Term Equity Incentive Compensation."

(4) This column includes amounts deferred pursuant to the Executive Deferred Compensation Plan, which amounts are not paid or deferred until February of the following year. In 2013, $554,040 was deferred by Mr. Heffernan, $73,950 was deferred by Mr. Kennedy and $400,138 was deferred by Ms. Miller; in 2012, $462,000 was deferred by Mr. Heffernan; and in 2011, $345,555 was deferred by Mr. Heffernan.

(5) Amounts in this column reflect the amounts earned and paid to each NEO in February 2011, 2012 and 2013 for 2010, 2011 and 2012 performance, respectively, under the Executive Annual Incentive Plan for 2010 and the 2010 Omnibus Incentive Plan for 2011 and 2012. For the 2012 performance year, these amounts are the actual amounts earned under the awards described in the Fiscal Year 2012 Grants of Plan-Based Awards table below. These payout amounts were computed in accordance with the pre-determined formula for the calculation of performance-based non-equity incentive compensation and the applicable weightings as set forth above in the Compensation Discussion and Analysis.

(6) Amounts in this column consist entirely of above-market earnings on compensation deferred pursuant to the Executive Deferred Compensation Plan, as described below following the Nonqualified Deferred Compensation table. Above-market earnings represent the difference between market interest rates determined pursuant to SEC rules and the 8.5% annual interest rate credited by the company on contributions during 2012.

(7) See the All Other Compensation table below for further information regarding amounts included in this column.

[8] This amount includes $1,599,791 for 2010 non-equity incentive plan compensation paid in 2011 and $675,000 paid in 2010 for the final installment of a performance-based retention award.

[9] Effective September 8, 2011, our board of directors appointed Ms. Miller as an executive officer. Ms. Miller was designated an NEO based on compensation paid for the fiscal year ended December 31, 2012.

[10] Amounts included for Mr. Pearson are shown in U.S. Dollars but were paid to Mr. Pearson in Canadian Dollars. To convert the amounts paid to U.S. Dollars, we used the prevailing exchange rate as of the last business day of the applicable year (for 2012 amounts, an exchange rate of 1.00786132 U.S. Dollars per Canadian Dollar; for 2011 amounts, an exchange rate of .98072868 U.S. Dollars per Canadian Dollar; and for 2010 amounts, an exchange rate of 1.003 U.S. Dollars per Canadian Dollar).

[11] This amount represents the deemed investment earnings (losses) credited to Mr. Pearson pursuant to the terms of the LoyaltyOne, Inc. Canadian Supplemental Executive Retirement Plan ("LoyaltyOne SERP").

All Other Compensation

Name	Year	Registrant Contributions to 401(k) or Other Retirement Savings Plans	Registrant Contributions to Deferred Compensation Plans	Life Insurance Premiums	Medical and Dental Insurance Premiums	Disability Insurance Premiums	Other	Perquisites and Personal Benefits
Edward J. Heffernan	2012	$17,464	$40,000	$ 71	$ 11,555	$ 86	—	$ 4,697[1]
	2011	$17,464	$40,000	$ 42	$ 10,881	$ 83	—	$ 8,707
	2010	$ 9,800	—	$ 43	$ 12,449	$ 86	—	$ 5,295
Charles L. Horn	2012	$18,297	$36,596	$ 71	$ 11,555	$ 86	—	$ 1,740[2]
	2011	$17,464	$ 7,369	$ 42	$ 10,881	$ 83	—	$ 1,740
	2010	$ 5,179	—	$ 43	$ 12,449	$ 86	—	$ 1,740
Bryan J. Kennedy	2012	$ 9,568	$33,894	$ 71	$ 12,307	$ 86	—	$ 3,038[3]
	2011	$ 9,800	—	$ 42	$ 11,200	$ 83	—	$ 4,050
	2010	$ 1,915	—	$ 43	$ 12,449	$ 86	—	$ 3,562
Melisa A. Miller[4]	2012	$18,321	$ 9,736	$ 71	$ 11,555	$ 86	—	—
	2011	—	—	—	—	—	—	—
	2010	—	—	—	—	—	—	—
Bryan A. Pearson[5]	2012	$11,575[6]	$53,407[7]	$363	$106,973[8]	$2,338[9]	—	$16,615[10]
	2011	$11,009	$46,747	—	$ 89,816	$7,901	—	$14,912
	2010	$11,033	$38,522	—	$ 62,344	$8,429	—	$12,277

(1) This amount represents $1,958 in supplemental life insurance premiums and $2,739 for an executive physical.

(2) This amount represents $1,740 in supplemental life insurance premiums.

(3) This amount represents $3,038 for personal use of a country club membership.

(4) Effective September 8, 2011, our board of directors appointed Ms. Miller as an executive officer. Ms. Miller was designated an NEO based on compensation paid for the fiscal year ended December 31, 2012

(5) Amounts included for Mr. Pearson are shown in U.S. Dollars but were paid to Mr. Pearson in Canadian Dollars. To convert the amounts paid to U.S. Dollars, we used the prevailing exchange rate as of the last business day of the applicable year (for 2012 amounts, an exchange rate of 1.00786132 U.S. Dollars per Canadian Dollar; for 2011 amounts, an exchange rate of .98072868 U.S. Dollars per Canadian Dollar; and for 2010 amounts, an exchange rate of 1.003 U.S. Dollars per Canadian Dollar).

(6) This amount represents the company's contributions to Mr. Pearson's account pursuant to the DPSP.

(7) This amount represents the company's contributions to Mr. Pearson's account pursuant to the LoyaltyOne SERP.

(8) This amount includes medical, dental and wellness insurance premiums and $99,681 in required employer health tax, and a wellness program for emergency medical assistance outside of Canada.

(9) This amount includes both short-term and long-term disability insurance premiums.

(10) This amount includes $9,107 in supplemental life insurance premiums, $2,485 in long-term illness premiums, $5,023 in company subsidized parking and personal use of a country club membership. Each of these items were either reimbursed directly to Mr. Pearson or directly paid on behalf of Mr. Pearson.

Fiscal Year 2012
Grants of Plan-Based Awards

The following table provides information about equity and non-equity awards granted to the NEOs in 2012, including performance-based non-equity incentive compensation awards and restricted stock unit awards. Each award is shown separately for each NEO, with the corresponding vesting schedule for each equity award in the footnotes following this table.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]							
Name	Grant Date	Date Authorized by the Board of Directors or Compensation Committee (relative to option awards)	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)[2]	All Other Option Awards: Number of Securities Under-Lying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Closing Market Price on Grant Date (relative to option awards)	Full Grant Date Fair Value of Equity Awards Granted in 2012
Edward J. Heffernan	2/21/12								5,971[3]				$ 716,341
Edward J. Heffernan	2/21/12					11,943	23,885[4]	35,828					$2,865,483
Edward J. Heffernan			$556,605	$1,282,500	$2,565,000								
Charles L. Horn	2/21/12								2,092[5]				$ 250,977
Charles L. Horn	2/21/12					4,185	8,369[6]	12,554					$1,004,029
Charles L. Horn			$217,000	$ 500,000	$1,000,000								
Bryan J. Kennedy	2/21/12								3,256[7]				$ 390,622
Bryan J. Kennedy	2/21/12					6,512	13,024[8]	19,537					$1,562,489
Bryan J. Kennedy			$230,000	$ 500,000	$1,000,000								
Melisa A. Miller	2/21/12								2,101[9]				$ 252,057
Melisa A. Miller	2/21/12					4,203	8,406[10]	12,610					$1,008,468
Melisa A. Miller			$144,500	$ 425,000	$ 850,000								
Bryan A. Pearson	2/21/12								3,181[11]				$ 381,625
Bryan A. Pearson	2/21/12					6,363	12,725[12]	19,089					$1,526,618
Bryan A. Pearson[13]			$238,762	$ 519,049	$1,038,097								

(1) Awards shown in this column were granted pursuant to the 2010 Omnibus Incentive Plan. Actual payout amounts of these awards have already been determined and were paid in February 2013, and are included in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table above.

(2) Full grant date fair value of equity awards granted in 2012 is computed in accordance with FASB ASC 718 and reflects the total amount of the award to be spread over the applicable vesting period. The amount recognized for financial reporting purposes under FASB ASC 718 of the target awards granted is included in the Stock Awards and Option Awards columns of the Summary Compensation Table above.

(3) The award is for 5,971 shares of common stock represented by time-based restricted stock units. The restrictions lapsed on 1,970 shares on 2/21/13 and will lapse on 1,970 shares on 2/21/14 and on 2,031 shares on 2/23/15.

(4) The award is for 23,885 shares of common stock represented by performance-based restricted stock units, which could be adjusted up or down at the time of vesting. On 2/21/13, 150% of the original award of 23,885 performance-based restricted stock units granted on 2/21/12, or 35,828 units, were earned and the restrictions on 11,823 units lapsed. The restrictions will lapse on 11,823 units on 2/21/14 and on 12,182 units on 2/23/15.

(5) The award is for 2,092 shares of common stock represented by time-based restricted stock units. The restrictions lapsed on 690 shares on 2/21/13 and will lapse on 690 shares on 2/21/14 and on 712 shares on 2/23/15.

(6) The award is for 8,369 shares of common stock represented by performance-based restricted stock units, which could be adjusted up or down at the time of vesting. On 2/21/13, 150% of the original award of 8,369 performance-based restricted stock units granted on 2/21/12, or 12,554 units, were earned and the restrictions on 4,142 units lapsed. The restrictions will lapse on 4,143 units on 2/21/14 and on 4,269 units on 2/23/15.

(7) The award is for 3,256 shares of common stock represented by time-based restricted stock units. The restrictions lapsed on 1,074 shares on 2/21/13 and will lapse on 1,074 shares on 2/21/14 and on 1,108 shares on 2/23/15.

(8) The award is for 13,024 shares of common stock represented by performance-based restricted stock units, which could be adjusted up or down at the time of vesting. On 2/21/13, 150% of the original award of 13,024 performance-based restricted stock units granted on 2/21/12, or 19,537 units, were earned and the restrictions on 6,446 units lapsed. The restrictions will lapse on 6,447 units on 2/21/14 and on 6,644 units on 2/23/15.

(9) The award is for 2,101 shares of common stock represented by time-based restricted stock units. The restrictions lapsed on 693 shares on 2/21/13 and will lapse on 693 shares on 2/21/14 and on 715 shares on 2/23/15.

(10) The award is for 8,406 shares of common stock represented by performance-based restricted stock units, which could be adjusted up or down at the time of vesting. On 2/21/13, 150% of the original award of 8,406 performance-based restricted stock units granted on 2/21/12, or 12,610 units, were earned and the restrictions on 4,160 units lapsed. The restrictions will lapse on 4,161 units on 2/21/14 and on 4,289 units on 2/23/15.

(11) The award is for 3,181 shares of common stock represented by time-based restricted stock units. The restrictions lapsed on 1,049 shares on 2/21/13 and will lapse on 1,050 shares on 2/21/14 and on 1,082 shares on 2/23/15.

(12) The award is for 12,725 shares of common stock represented by performance-based restricted stock units, which could be adjusted up or down at the time of vesting. On 2/21/13, 150% of the original award of 12,725 performance-based restricted stock units granted on 2/21/12, or 19,089 units, were earned and the restrictions on 6,299 units lapsed. The restrictions will lapse on 6,299 units on 2/21/14 and on 6,491 units on 2/23/15.

(13) Amounts included for Mr. Pearson are shown in U.S. Dollars but were paid to Mr. Pearson in Canadian Dollars. We used an exchange rate of 1.00786132 U.S. Dollars per Canadian Dollar, which was the prevailing exchange rate as of December 31, 2012, to convert the amounts paid to U.S. Dollars.

Fiscal Year 2012
Outstanding Equity Awards at Fiscal Year-End

The following table provides information on the holdings of stock options and restricted stock units by the NEOs. This table includes unexercised stock options and unvested restricted stock units. Each equity award is shown separately for each NEO, with the corresponding vesting schedule for each award in the footnotes following this table.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options— Exercisable (#)	Number of Securities Underlying Unexercised Options— Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Edward J. Heffernan ..	34,735			$31.38	2/2/14				
Edward J. Heffernan ..	19,337			$41.32	2/3/15				
Edward J. Heffernan ..	21,482			$43.01	2/13/16				
Edward J. Heffernan ..	15,223			$63.35	2/21/17				
Edward J. Heffernan ..						14,251[2]	$2,062,975		
Edward J. Heffernan ..						13,171[3]	$1,906,634		
Edward J. Heffernan ..						30,844[4]	$4,464,977		
Edward J. Heffernan ..						23,885[5]	$3,457,593		
Charles L. Horn						4,965[6]	$ 718,733		
Charles L. Horn						4,742[7]	$ 686,452		
Charles L. Horn						10,457[8]	$1,513,755		
Charles L. Horn						8,369[9]	$1,211,496		
Bryan J. Kennedy	15,000			$43.20	11/17/14				
Bryan J. Kennedy	7,724			$43.01	2/13/16				
Bryan J. Kennedy	4,872			$63.35	2/21/17				
Bryan J. Kennedy						8,040[10]	$1,163,870		
Bryan J. Kennedy						7,638[11]	$1,105,677		
Bryan J. Kennedy						17,774[12]	$2,572,964		
Bryan J. Kennedy						13,024[13]	$1,885,354		
Melisa A. Miller						5,874[14]	$ 850,320		
Melisa A. Miller						2,371[15]	$ 343,226		
Melisa A. Miller						6,273[16]	$ 908,079		
Melisa A. Miller						8,406[17]	$1,216,853		
Bryan A. Pearson	8,000			$24.03	6/23/13				
Bryan A. Pearson	16,000			$31.38	2/2/14				
Bryan A. Pearson	20,000			$41.32	2/3/15				
Bryan A. Pearson	12,346			$41.32	2/3/15				
Bryan A. Pearson	7,724			$43.01	2/13/16				
Bryan A. Pearson	4,628			$63.35	2/21/17				
Bryan A. Pearson						8,065[18]	$1,167,489		
Bryan A. Pearson						8,429[19]	$1,220,182		
Bryan A. Pearson						17,252[20]	$2,497,400		
Bryan A. Pearson						12,725[21]	$1,842,071		

(1) Market values of the restricted stock unit awards shown in this table are based on the closing market price of our common stock as of December 31, 2012, which was $144.76, and assumes the satisfaction of the applicable vesting conditions.

(2) Stock units subject to time-based restrictions. The restrictions subsequently lapsed on 4,502 units on 2/21/13 and on 3,139 units on 2/22/13; the restrictions are scheduled to lapse on 4,579 units on 2/21/14 and on 2,031 units on 2/23/15.

(3) Stock units subject to performance-based restrictions. On 2/22/13, based on meeting a core EPS growth hurdle for 2010, the restrictions subsequently lapsed on 13,171 units.

(4) Stock units subject to performance-based restrictions. On 2/21/13, based on meeting an EBT growth hurdle for 2011, the restrictions subsequently lapsed on 15,191 units; the restrictions are scheduled to lapse on 15,653 units on 2/21/14.

(5) Stock units subject to performance-based restrictions. On 2/21/13, 150% of the original award of 23,885 performance-based restricted stock units granted on 2/21/12, or 35,828 units, were earned and the restrictions on 11,823 units lapsed. The restrictions will lapse on 11,823 units on 2/21/14 and on 12,182 units on 2/23/15.

(6) Stock units subject to time-based restrictions. The restrictions subsequently lapsed on 1,548 units on 2/21/13 and on 1,131 units on 2/22/13; the restrictions are scheduled to lapse on 1,574 units on 2/21/14 and on 712 units on 2/23/15.

[7] Stock units subject to performance-based restrictions. On 2/22/13, based on meeting a core EPS growth hurdle for 2010, the restrictions subsequently lapsed on 4,742 units.

[8] Stock units subject to performance-based restrictions. On 2/21/13, based on meeting an EBT growth hurdle for 2011, the restrictions subsequently lapsed on 5,150 units; the restrictions are scheduled to lapse on 5,307 units on 2/21/14.

[9] Stock units subject to performance-based restrictions. On 2/21/13, 150% of the original award of 8,369 performance-based restricted stock units granted on 2/21/12, or 12,554 units, were earned and the restrictions on 4,142 units lapsed. The restrictions will lapse on 4,143 units on 2/21/14 and on 4,269 units on 2/23/15.

[10] Stock units subject to time-based restrictions. The restrictions subsequently lapsed on 2,533 units on 2/21/13 and on 1,821 units on 2/22/13; the restrictions are scheduled to lapse on 2,578 units on 2/21/14 and on 1,108 units on 2/23/15.

[11] Stock units subject to performance-based restrictions. On 2/22/13, based on meeting a core EPS growth hurdle for 2010, the restrictions subsequently lapsed on 7,638 units.

[12] Stock units subject to performance-based restrictions. On 2/21/13, based on meeting an EBT growth hurdle for 2011, the restrictions subsequently lapsed on 8,754 units; the restrictions are scheduled to lapse on 9,020 units on 2/21/14.

[13] Stock units subject to performance-based restrictions. On 2/21/13, 150% of the original award of 13,024 performance-based restricted stock units granted on 2/21/12, or 19,537 units, were earned and the restrictions on 6,446 units lapsed. The restrictions will lapse on 6,447 units on 2/21/14 and on 6,644 units on 2/23/15.

[14] Stock units subject to time-based restrictions. The restrictions subsequently lapsed on 1,208 units on 2/21/13 and on 566 units on 2/22/13; the restrictions are scheduled to lapse on 1,064 units on 8/22/13, on 1,224 units on 2/21/14, on 1,097 units on 8/22/14 and on 715 units on 2/23/15.

[15] Stock units subject to performance-based restrictions. On 2/22/13, based on meeting a core EPS growth hurdle for 2010, the restrictions subsequently lapsed on 2,371 units.

[16] Stock units subject to performance-based restrictions. On 2/21/13, based on meeting an EBT growth hurdle for 2011, the restrictions subsequently lapsed on 3,090 units; the restrictions are scheduled to lapse on 3,183 units on 2/21/14.

[17] Stock units subject to performance-based restrictions. On 2/21/13, 150% of the original award of 8,406 performance-based restricted stock units granted on 2/21/12, or 12,610 units, were earned and the restrictions on 4,160 units lapsed. The restrictions will lapse on 4,161 units on 2/21/14 and on 4,289 units on 2/23/15.

[18] Stock units subject to time-based restrictions. The restrictions subsequently lapsed on 2,465 units on 2/21/13 and on 2,009 units on 2/22/13; the restrictions are scheduled to lapse on 2,509 units on 2/21/14 and on 1,082 units on 2/23/15.

[19] Stock units subject to performance-based restrictions. On 2/22/13, based on meeting a core EPS growth hurdle for 2010, the restrictions subsequently lapsed on 8,429 units.

[20] Stock units subject to performance-based restrictions. On 2/21/13, based on meeting an EBT growth hurdle for 2011, the restrictions subsequently lapsed on 8,496 units; the restrictions are scheduled to lapse on 8,756 units on 2/21/14.

[21] Stock units subject to performance-based restrictions. On 2/21/13, 150% of the original award of 12,725 performance-based restricted stock units granted on 2/21/12, or 19,089 units, were earned and the restrictions on 6,299 units lapsed. The restrictions will lapse on 6,299 units on 2/21/14 and on 6,491 units on 2/23/15.

Fiscal Year 2012
Option Exercises and Stock Vested

The following table provides information on stock option exercises and restricted stock units vested during 2012.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Edward J. Heffernan	28,699	$3,358,495	51,891[1]	$6,244,236
Charles L. Horn	—	—	13,510[2]	$1,665,633
Bryan J. Kennedy	—	—	31,585[3]	$3,801,507
Melisa A. Miller	—	—	11,626[4]	$1,416,156
Bryan A. Pearson	—	—	32,258[5]	$3,882,854

(1) Of the 51,891 shares acquired by Mr. Heffernan on vesting, 18,081 shares were withheld to pay withholding taxes.

(2) Of the 13,510 shares acquired by Mr. Horn on vesting, 4,092 shares were withheld to pay withholding taxes.

(3) Of the 31,585 shares acquired by Mr. Kennedy on vesting, 10,681 shares were withheld to pay withholding taxes.

(4) Of the 11,626 shares acquired by Ms. Miller on vesting, 4,106 shares were withheld to pay withholding taxes.

(5) Of the 32,258 shares acquired by Mr. Pearson on vesting, 14,973 shares were withheld to pay withholding taxes.

All values in this table reflect gross amounts before payment of any applicable withholding tax and broker commissions. For Stock Awards, the value realized on vesting is calculated by multiplying the number of shares vested by the average of the high and low prices of our common stock on the NYSE during the trading hours on the date of vesting.

Nonqualified Deferred Compensation

The table below provides information on the nonqualified deferred compensation of the NEOs in 2012, including contributions by each NEO and by the company and earnings on contributions credited during 2012.

Name	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)[2]	Aggregate Earnings in Last Fiscal Year ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Edward J. Heffernan	$699,500	$40,000	$253,517	$0	$3,362,067
Charles L. Horn	$ 30,000	$36,596	$ 7,624	$0	$ 129,588
Bryan J. Kennedy	$ 49,228	$33,894	$ 8,591	$0	$ 150,269
Melisa A. Miller	$196,320	$ 9,736	$ 29,861	$0	$ 407,932
Bryan A. Pearson[4]	$ 0	$53,407	($ 32,967)	$0	$ 181,146

(1) In 2012, the following amounts were deferred from salary: $237,500 by Mr. Heffernan, $30,000 by Mr. Horn and $49,228 by Mr. Kennedy. In 2012, the following amounts were deferred from non-equity incentive compensation earned in 2011: $462,000 by Mr. Heffernan and $196,320 by Ms. Miller.

(2) All amounts in this column were included in the All Other Compensation column of the Summary Compensation Table above.

(3) The amounts in this column include all interest accrued on contributions under the Executive Deferred Compensation Plan for U.S. executives. The above-market portion of such earnings, as defined by the SEC, is included in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column of the Summary Compensation Table above. For Mr. Pearson, the amount in this column reflects the deemed investment earnings (losses) credited pursuant to the terms of the LoyaltyOne SERP.

(4) Mr. Pearson is a Canadian executive. As a result, he is not eligible for Alliance Data's EDCP which is offered to U.S. executives. LoyaltyOne SERP amounts included for Mr. Pearson are shown in U.S. Dollars but were paid to Mr. Pearson in Canadian Dollars. We used an exchange rate of 1.00786132 U.S. Dollars per Canadian Dollar, which was the prevailing exchange rate as of December 31, 2012, to convert the amounts paid to U.S. Dollars.

Potential Payments upon Termination or Change in Control

The following tables show estimated payouts to our NEOs in the event of a termination of employment under the circumstances described under the caption "Termination Following a Change in Control," and assuming such event occurred as of December 31, 2012. In accordance with rules prescribed by the SEC, the amounts included with respect to equity awards have been calculated using the closing price of our common stock on December 31, 2012, which was $144.76. A change in control, however, did not occur on December 31, 2012 and the employment of our NEOs was not terminated on that date.

We believe that executive performance generally may be hampered by distraction, uncertainty and other activities in the event of an actual or threatened change in control event. In September 2003, in order to reduce such adverse effects, we entered into change in control agreements with the then current executive officers, which included Mr. Heffernan. The actual amounts that will be paid or provided to Mr. Heffernan upon an event described in the table below (if such an event were to occur) may differ from the amounts shown.

Messrs. Horn, Kennedy and Pearson and Ms. Miller do not have any contractual payments due upon any termination or change in control as of December 31, 2012 and are therefore not included in the information shown below. Pursuant to our long-term equity grant agreements, in the event of a change in control, if the compensation committee fails to exercise its discretion to accelerate the award or fails to provide for the award's assumption, substitution or other continuation, such awards would automatically vest prior to such change in control, resulting in a payout of $4,736,258, $7,670,688, $7,648,395 and $3,927,049 respectively, to each of Messrs. Horn, Kennedy and Pearson and Ms. Miller assuming such change in control occurred on December 31, 2012.

Edward J. Heffernan

Payments and Benefits Upon Separation	Change in Control: Termination Without Cause or Termination by Executive Officer for Good Reason	Termination for Any Reason Other than in Connection with a Change in Control
Severance Amount	$ 4,465,000[1]	—
Pro Rata Target Non-Equity Incentive Compensation for 2012	$ 1,282,500[2]	—
Benefits	$ 23,282[3]	—
Value of Accelerated Equity	$13,621,047[4]	—
Excise Tax and Gross-Up[5]	—	—

(1) Represents the severance amount pursuant to the change in control agreement described above, and is equal to two times the sum of Mr. Heffernan's current base salary and target non-equity incentive compensation.

(2) Represents Mr. Heffernan's target annual cash bonus prorated for the portion of the year worked, which in this case is the full year, pursuant to the change in control agreement.

(3) Represents equivalent medical, dental and hospitalization coverage and benefits pursuant to the change in control agreement described above, and is estimated at two times the sum of the cost of Mr. Heffernan's current equivalent benefits.

(4) Represents the intrinsic value of Mr. Heffernan's accelerated stock options and the value of Mr. Heffernan's accelerated restricted stock and restricted stock units as if exercised or sold on December 31, 2012, calculated in each case using the closing price of our common stock on December 31, 2012 ($144.76).

(5) The company annually assesses whether it would have incurred a tax gross-up obligation under Mr. Heffernan's change in control agreement had a change in control occurred on the last day of the applicable fiscal year. The company estimates that no tax gross-up obligation would have been incurred under this agreement if there had been a qualifying termination of Mr. Heffernan's employment immediately following a change in control event on December 31, 2012.

Director Compensation

Members of our board of directors who are also officers or employees of our company do not receive compensation for their services as directors. All directors are reimbursed for reasonable out-of-pocket expenses incurred while serving on the board of directors and any committee of the board of directors. Non-employee director compensation typically includes an annual cash retainer, cash meeting fees and annual equity awards consisting of restricted stock units. Like our executive officers, we review the non-employee director total compensation annually. For 2012, Meridian collected and analyzed comprehensive market data that we used as a benchmark for what we would expect to pay to remain competitive. However, market data is only one of the factors that we consider when assessing the reasonableness of non-employee director compensation. We feel this approach to non-employee director compensation is appropriate because: (1) we are a public company; (2) there continues to be an increased focus on corporate governance, which has been a corresponding drain on the available talent pool for directors; and (3) we want to align our non-employee director compensation plan with our executive compensation plans.

For the 2012-2013 service term of the board of directors, which began in June 2012 and ends in June 2013, the non-employee directors had the opportunity to receive some or all of the annual cash retainer, committee retainers and meeting fees in the form of equity in lieu of cash. The chairman of the board has the opportunity to receive the additional $100,000 annual retainer in the form of equity in lieu of cash. Non-employee director compensation for the 2012-2013 service term of the board of directors included:

- an annual cash retainer of $65,000;
- chairman of the board retainer of $100,000;
- audit committee chair retainer of $25,000;
- audit committee member retainer of $5,000;
- compensation committee chair retainer of $20,000;
- nominating/corporate governance committee chair retainer of $15,000;
- a cash fee per board of directors meeting of $1,500;
- a cash fee per committee meeting for committee members (other than committee chairs) of $1,000;
- a cash fee per committee meeting for committee chairs of $1,500; and
- an annual equity award valued at $110,000.

The non-employee director compensation package for the 2013-2014 service term of the board of directors, which will begin in June 2013 and end in June 2014 will include an annual equity award valued at $120,000.

The following table provides information concerning the compensation of our non-employee directors for the fiscal year ended December 31, 2012.

Name[1]	Fees Earned or Paid in Cash[2] ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Bruce K. Anderson	$ 16,250	$181,575	—	—	—	—	$197,825
Roger H. Ballou	$ 36,500	$185,490	—	—	$3,562	—	$225,552
Lawrence M. Benveniste, Ph.D.	$ 79,750	$127,710	—	—	$6,811	—	$214,271
D. Keith Cobb	$119,500	$117,315	—	—	—	—	$236,815
E. Linn Draper, Jr., Ph.D.	—	$227,070	—	—	$2,072	—	$229,142
Kenneth R. Jensen	$ 89,500	$117,315	—	—	—	—	$206,815
Robert A. Minicucci	—	$307,665	—	—	—	—	$307,665

(1) Edward J. Heffernan is not included in this table because he was an executive officer of the company during 2012 and thus received no compensation for his service as a director. The compensation received by Mr. Heffernan as an executive officer of the company is shown in the Summary Compensation Table above.

(2) This column includes $70,000 deferred by Dr. Benveniste pursuant to the Non-Employee Director Deferred Compensation Plan. Messrs. Anderson, Draper and Minicucci each elected to receive 100%, and Dr. Benveniste 50%, of their meeting fees in the form of equity in lieu of cash for the 2011-2012 service term. Messrs. Draper and Minicucci each elected to receive 100%, Mr. Ballou 80%, and Mr. Anderson 75% of their annual cash retainer and committee retainer in the form of equity in lieu of cash for the 2012-2013 service term.

The annual cash amounts, other than the board of directors and committee meeting fees, and equity awards, if any, are paid at the beginning of the director's service year, and prior year board of directors and committee meeting fees are paid at the end of the service year. Time-based restrictions on the restricted stock units granted to non-employee directors in 2012 will lapse on the earlier of (1) June 28, 2022 or (2) termination of the director's service on our board of directors. The exercise price for stock options granted in prior years is the fair market value of our common stock on the date of the grant, which, according to the terms of each of our equity plans, is equal to the average of the high and low prices on the NYSE during the trading hours on the date of grant. Stock options expire ten years after the date of grant, if unexercised. In addition to our stock ownership guidelines for our directors and executive officers, we have also built stock ownership restrictions into the grants of equity made to the non-employee directors since 2008, with each grant of restricted stock units containing restrictions that lapse on the earlier of 10 years from the date of grant or termination of the director's service on our board of directors.

We offer our non-employee directors the option to defer up to 50% of their cash compensation under our Non-Employee Director Deferred Compensation Plan. Any non-employee director is eligible to participate in the Non-Employee Director Deferred Compensation Plan. To be eligible to make contributions, a director must complete and file an enrollment form prior to the beginning of the calendar year in which the director performs the services for which the election is to be effective. The only non-employee director who elected to make such a deferral in 2012 was Dr. Benveniste. Participants in the Non-Employee Director Deferred Compensation Plan are always 100% vested in their contributions and related earnings. The amounts reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column are comprised entirely of above-market earnings on compensation deferred pursuant to the Non-Employee Director Deferred Compensation Plan, as described below. Above-market earnings represent the difference between market interest rates determined pursuant to SEC rules and the 8.5% annual interest rate credited by the company on contributions during 2012. This interest rate may be adjusted periodically by the committee of management that administers the Non-Employee Director Deferred Compensation Plan, which committee also administers the Executive Deferred Compensation Plan.

The amounts reported in the Stock Awards and Option Awards columns reflect the dollar amount, without any reduction for risk of forfeiture, of the estimate of the aggregate compensation cost to be recognized over the service period as of the grant date under FASB ASC 718, which represents the closing market price of our common stock of $135.00 per share on the grant date of June 29, 2012. Awards granted in 2012 and included in the Stock Awards column were granted pursuant to the 2010 Omnibus Incentive Plan, discussed in further detail above under the caption "Equity Incentive Compensation."

We have also entered into an indemnification agreement with each of our directors. These indemnification agreements contain substantially the same terms as described above with respect to our executive officers.

Director Aggregate Outstanding Equity Awards at Fiscal Year-End

Name	Stock Awards (#)	Option Awards Exercisable (#)	Option Awards Unexercisable (#)
Bruce K. Anderson	10,148[1]	712	—
Roger H. Ballou	8,677[2]	9,783	—
Lawrence M. Benveniste, Ph.D.	10,026[3]	—	—
D. Keith Cobb	6,485[4]	—	—
E. Linn Draper, Jr., Ph.D.	12,157[5]	—	—
Kenneth R. Jensen	7,508[6]	2,512	—
Robert A. Minicucci	15,769[7]	—	—

(1) Includes 2,388 restricted stock units on which the restrictions will lapse on the earlier of (i) July 1, 2018 or (ii) termination of the director's service on the company's board of directors; 2,619 restricted stock units on which the restrictions will lapse on the earlier of (i) June 30, 2019 or (ii) termination of the director's service on the company's board of directors; 1,889 restricted stock units on which the restrictions will lapse on the earlier of (i) June 29, 2020 or (ii) termination of the director's service on the company's board of directors; 1,907 restricted stock units on which the restrictions will lapse on the earlier of (i) June 29, 2021 or (ii) termination of the director's service on the company's board of directors; and 1,345 restricted stock units on which the restrictions will lapse on the earlier of (i) June 28, 2022 or (ii) termination of the director's service on the company's board of directors.

(2) Includes 1,876 restricted stock units on which the restrictions will lapse on the earlier of (i) July 1, 2018 or (ii) termination of the director's service on the company's board of directors; 2,145 restricted stock units on which the restrictions will lapse on the earlier of (i) June 30, 2019 or (ii) termination of the director's service on the company's board of directors; 1,367 restricted stock units on which the restrictions will lapse on the earlier of (i) June 29, 2020 or (ii) termination of the director's service on the company's board of directors; 1,915 restricted stock units on which the restrictions will lapse on the earlier of (i) June 29, 2021 or (ii) termination of the director's service on the company's board of directors; and 1,374 restricted stock units on which the restrictions will lapse on the earlier of (i) June 28, 2022 or (ii) termination of the director's service on the company's board of directors.

(3) Includes 2,388 restricted stock units on which the restrictions will lapse on the earlier of (i) July 1, 2018 or (ii) termination of the director's service on the company's board of directors; 3,333 restricted stock units on which the restrictions will lapse on the earlier of (i) June 30, 2019 or (ii) termination of the director's service on the company's board of directors; 2,024 restricted stock units on which the restrictions will lapse on the earlier of (i) June 29, 2020 or (ii) termination of the director's service on the company's board of directors; 1,335 restricted stock units on which the restrictions will lapse on the earlier of (i) June 29, 2021 or (ii) termination of the director's service on the company's board of directors; and 946 restricted stock units on which the restrictions will lapse on the earlier of (i) June 28, 2022 or (ii) termination of the director's service on the company's board of directors.

(4) Includes 1,365 restricted stock units on which the restrictions will lapse on the earlier of (i) July 1, 2018 or (ii) termination of the director's service on the company's board of directors; 1,904 restricted stock units on which the restrictions will lapse on the earlier of (i) June 30, 2019 or (ii) termination of the director's service on the company's board of directors; 1,136 restricted stock units on which the restrictions will lapse on the earlier of (i) June 29, 2020 or (ii) termination of the director's service on the company's board of directors; 1,211 restricted stock units on which the restrictions will lapse on the earlier of (i) June 29, 2021 or (ii) termination of the director's service on the company's board of directors; and 869 restricted stock units on which the restrictions will lapse on the earlier of (i) June 28, 2022 or (ii) termination of the director's service on the company's board of directors.

(5) Includes 2,388 restricted stock units on which the restrictions will lapse on the earlier of (i) July 1, 2018 or (ii) termination of the director's service on the company's board of directors; 3,333 restricted stock units on which the restrictions will lapse on the earlier of (i) June 30, 2019 or (ii) termination of the director's service on the company's board of directors; 2,344 restricted stock units on which the restrictions will lapse on the earlier of (i) June 29, 2020 or (ii) termination of the director's service on the company's board of directors; 2,410 restricted stock units on which the restrictions will lapse on the earlier of (i) June 29, 2021 or (ii) termination of the director's service on the company's board of directors; and 1,682 restricted stock units on which the restrictions will lapse on the earlier of (i) June 28, 2022 or (ii) termination of the director's service on the company's board of directors.

(6) Includes 2,388 restricted stock units on which the restrictions will lapse on the earlier of (i) July 1, 2018 or (ii) termination of the director's service on the company's board of directors; 1,904 restricted stock units on which the restrictions will lapse on the earlier of (i) June 30, 2019 or (ii) termination of the director's service on the company's board of directors; 1,136 restricted stock units on which the restrictions will lapse on the earlier of (i) June 29, 2020 or (ii) termination of the director's service on the company's board of directors; 1,211 restricted stock units on which the restrictions will lapse on the earlier of (i) June 29, 2021 or (ii) termination of the director's service on the company's board of directors; and 869 restricted stock units on which the restrictions will lapse on the earlier of (i) June 28, 2022 or (ii) termination of the director's service on the company's board of directors.

(7) Includes 2,388 restricted stock units on which the restrictions will lapse on the earlier of (i) July 1, 2018 or (ii) termination of the director's service on the company's board of directors; 3,452 restricted stock units on which the restrictions will lapse on the earlier of (i) June 30, 2019 or (ii) termination of the director's service on the company's board of directors; 4,404 restricted stock units on which the restrictions will lapse on the earlier of (i) June 29, 2020 or (ii) termination of the director's service on the company's board of directors; 3,246 restricted stock units on which the restrictions will lapse on the earlier of (i) June 29, 2021 or (ii) termination of the director's service on the company's board of directors; and 2,279 restricted stock units on which the restrictions will lapse on the earlier of (i) June 28, 2022 or (ii) termination of the director's service on the company's board of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 15, 2013 (or such other date as set forth below): (1) by each director and nominee for director; (2) by each of the named executive officers included in the Summary Compensation Table set forth under the caption "Director and Executive Officer Compensation"; (3) by all of our directors and executive officers as a group; and (4) by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock. Except as otherwise indicated, the named beneficial owner has sole voting and investment power with respect to the shares held by such beneficial owner. The shares owned by our directors and named executive officers, as indicated below, may be pledged pursuant to the terms of the individual's customary brokerage agreements.

Name of Beneficial Owner	Shares Beneficially Owned[1]	Percent of Shares Beneficially Owned[1]
Bruce K. Anderson[2]	845,503	1.7%
Roger H. Ballou[3]	12,931	*
Lawrence M. Benveniste, Ph.D.	0	*
D. Keith Cobb	0	*
E. Linn Draper, Jr., Ph.D	8,456	*
Edward J. Heffernan[4]	233,925	*
Charles L. Horn	14,515	*
Kenneth R. Jensen[5]	59,756	*
Bryan J. Kennedy[6]	108,509	*
Melisa A. Miller	16,006	*
Robert A. Minicucci	102,723	*
Bryan A. Pearson[7]	138,325	*
All directors and executive officers as a group (14 individuals)[8]	1,565,580	3.1%
BlackRock, Inc.[9] 40 East 52nd Street New York, New York 10022	3,850,565	7.7%
FMR LLC[10] 82 Devonshire Street Boston, Massachusetts 02109	4,985,673	10.0%
The Vanguard Group, Inc.[11] 100 Vanguard Blvd. Malvern, Pennsylvania 19355	2,678,723	5.4%
Wells Fargo & Company[12] 420 Montgomery Street San Francisco, California 94104	2,819,373	5.7%

* Less than 1%

(1) Beneficial ownership is determined in accordance with the SEC's rules. In computing percentage ownership of each person, shares of common stock subject to options held by that person that are currently exercisable, or exercisable within 60 days of March 15, 2013, and restricted stock units that may vest into shares of common stock within 60 days of March 15, 2013, are deemed to be beneficially owned. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of each other person. The percentage of shares beneficially owned is based upon 49,861,163 shares of common stock outstanding as of March 15, 2013. In the second quarter of 2009, we entered into prepaid forward transactions pursuant to which we purchased 1,857,400 shares of our common stock, which are to be delivered over a settlement period in 2014. These shares are treated as retired for purposes of calculating our shares outstanding, but remain outstanding for certain corporate law purposes, including stockholder votes.

(2) Includes options to purchase 712 shares of common stock, which are exercisable within 60 days of March 15, 2013.

(3) Includes options to purchase 9,783 shares of common stock, which are exercisable within 60 days of March 15, 2013.

(4) Includes options to purchase 90,777 shares of common stock, which are exercisable within 60 days of March 15, 2013.

(5) Includes options to purchase 2,512 shares of common stock, which are exercisable within 60 days of March 15, 2013.

(6) Includes options to purchase 27,596 shares of common stock, which are exercisable within 60 days of March 15, 2013.

(7) Includes options to purchase 68,698 shares of common stock, which are exercisable within 60 days of March 15, 2013.

(8) Includes options to purchase an aggregate of 200,078 shares of common stock, which are exercisable within 60 days of March 15, 2013 held by Messrs. Anderson, Ballou, Heffernan, Jensen, Kennedy and Pearson. The 14 individuals are comprised of Mses.

Epperson, Miller and Santillan, and Messrs. Anderson, Ballou, Benveniste, Cobb, Draper, Heffernan, Horn, Jensen, Kennedy, Minicucci and Pearson.

(9) Based on a Schedule 13G/A filed with the SEC on February 8, 2013, BlackRock, Inc. beneficially owns 3,850,565 shares of common stock, over which it has sole voting and dispositive power, through its subsidiaries, BlackRock Advisors, LLC, BlackRock Capital Management, Inc., BlackRock Financial Management, Inc., Blackrock Investment Management, LLC, BlackRock Investment Management (Australia) Limited, BlackRock (Luxembourg) S.A., BlackRock (Netherlands) B.V., BlackRock Fund Managers Limited, BlackRock Life Limited, BlackRock Asset Management Australia Limited, BlackRock Asset Management Canada Limited, BlackRock Asset Management Ireland Limited, BlackRock Advisors (UK) Limited, BlackRock Fund Advisors, BlackRock International Limited, BlackRock Institutional Trust Compay, N.A., BlackRock Japan Co. Ltd. and BlackRock Investment Management (UK) Limited.

(10) Based on a Schedule 13G/A filed with the SEC on February 14, 2013, each of FMR LLC and its chairman Edward C. Johnson 3d beneficially owns 4,985,673 shares of common stock over which they have sole dispositive power with respect to all of such shares and over which they have sole voting power with respect to 85,624 of such shares, in part through subsidiaries of FMR LLC, including Fidelity Management & Research Company, Fidelity Contrafund, Strategic Advisers, Inc., Pyramis Global Advisors, LLC, Pyramis Global Advisors Trust Company and FIL Limited.

(11) Based on a Schedule 13G/A filed with the SEC on February 22, 2013, The Vanguard Group, Inc. beneficially owns 2,678,723 shares of common stock over which it has sole voting power with respect to 52,272 of such shares; shared dispositive power with respect to 49,072 of such shares; and sole dispositive power with respect to 2,629,651 of such shares, in part through its subsidiaries Vanguard Fiduciary Trust Company and Vanguard Investments Australia, Ltd.

(12) Based on a Schedule 13G/A filed with the SEC on March 29, 2013, Wells Fargo & Company beneficially owns 2,819,373 shares of common stock, over which it has sole voting power with respect to 19,576 of such shares; shared voting power with respect to 2,576,034 of such shares; sole dispositive power with respect to 19,576 of such shares; and shared dispositive power with respect to 2,771,344 of such shares (including shares that may be issuable upon the conversion of a note held by Wells Fargo Securities, LLC), through its subsidiaries, Wells Capital Management Incorporated, Wells Fargo Funds Management, LLC, Nelson Capital Management, LLC, Wells Fargo Bank, National Association, Wells Fargo Advisors, LLC, Wells Fargo Advisors Financial Network, LLC, Golden Capital Management, LLC, Wells Fargo Investment Group, Inc. and Wells Fargo Delaware Trust Company, National Association.


Proxy

PROPOSAL TWO: ADVISORY VOTE ON EXECUTIVE COMPENSATION

Pursuant to Section 14A(a)(1) of the Securities Exchange Act of 1934, as amended, which implemented Section 951 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, we are asking that our stockholders approve, on an advisory and non-binding basis, the compensation of our NEOs as such compensation is disclosed in this proxy statement in accordance with Item 402 of Regulation S-K, including the Compensation Discussion & Analysis, the compensation tables and the narrative discussion related thereto. This advisory vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the relevant philosophy, policies and practices used in determining such compensation.

As set forth under the caption "Compensation Discussion & Analysis," our total executive compensation program, assuming sustained above industry-average performance, is designed to reward executive officers at competitive levels. However, the total executive compensation program is also structured to significantly reduce rewards for performance below expectations. The compensation committee believes that this design will attract, retain, and motivate executive officers with the quality and profile required to successfully lead the company and each of its segments in our highly competitive and evolving industries. Payout of certain components of both our non-equity incentive plan compensation and long-term equity incentive plan compensation are subject to meeting or exceeding performance-based metrics set for each fiscal year. The compensation committee sets the performance targets at the beginning of the fiscal year based on certain assumptions about our performance. In 2013, as in prior years, the compensation committee, in determining the actual payout for the 2012 performance-based long-term equity incentive compensation, exercised its discretion to exclude certain items that were not included in those assumptions.

As previously reported and discussed in this proxy statement, while the economic environment continued to slowly improve, our fiscal year 2012 financial performance included a year-over-year increase of 15% in revenue and 34% for net income, 21% for net income per diluted share, an 18% increase in adjusted EBITDA, a 25% increase in adjusted EBITDA, net of funding costs and a 14% increase in core earnings per diluted share.

For the reasons set forth directly above, we are asking our stockholders to indicate their support for this Proposal Two and the compensation paid to our NEOs as described in this proxy statement by voting "FOR" the following resolution:

> "RESOLVED, that the stockholders approve, on an advisory basis, the compensation paid to Alliance Data's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion & Analysis, the compensation tables and the narrative discussion related thereto."

This vote is advisory, and therefore not binding on Alliance Data, the board of directors or the compensation committee. However, both the board of directors and the compensation committee value the opinion of Alliance Data's stockholders and will work to address concerns to the extent that there is any significant vote in opposition to the compensation of our NEOs.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE COMPENSATION PAID TO ALLIANCE DATA'S NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT IN ACCORDANCE WITH THE COMPENSATION DISCLOSURE RULES AND REGULATIONS OF THE SEC.

PROPOSAL THREE: AMENDMENT OF THE SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO DECLASSIFY THE BOARD OF DIRECTORS

Current Classified Board Structure

Paragraph 2 of Article V of our Second Amended and Restated Certificate of Incorporation and Article III, Section 3.3 of our Third Amended and Restated Bylaws currently provide that the board of directors will be divided into three classes, with each class of directors constituting approximately one-third of the entire board of directors. At each annual meeting of stockholders, only one class of directors is elected by the stockholders for a three-year term.

Amendment to Second Amended and Restated Certificate of Incorporation to Declassify our Board of Directors

As part of its ongoing review of our corporate governance practices, our board of directors has determined that it would be in the best interests of the company and its stockholders to amend our Second Amended and Restated Certificate of Incorporation to phase out the classification of the board of directors and provide for the annual election of all directors as described below. Upon the recommendation of the nominating/corporate governance committee, the board of directors has unanimously approved, and recommends to the stockholders for approval, an amendment to our Second Amended and Restated Certificate of Incorporation to require that all directors be elected annually, thereby declassifying the board of directors. As discussed below, because the transition to annual election of directors will be phased in over time, the board of directors will not be fully declassified until after the 2015 annual meeting of stockholders.

Proposed Declassification

Under this proposed amendment, all directors standing for election would be elected for a one-year term as follows:

- All directors standing for election beginning with the 2013 annual meeting of stockholders would be elected for one-year terms ending at the next annual meeting of stockholders and until their successors are elected and qualified;
- Directors previously elected for three-year terms ending in 2014 and 2015 will continue to serve out those terms so that no director previously elected to a three-year term would have his term shortened;
- Beginning at the 2015 annual meeting of stockholders, all directors whose terms expire at that meeting will be elected for terms expiring at the next annual meeting of stockholders and until their successors are elected and qualified, and the board of directors will be fully declassified; and
- Any director elected, or appointed, as the case may be to fill a vacancy on the board of directors (whether by reason of an increase in the number of authorized directors or due to the death, resignation or removal of a director) will hold office until the next annual meeting of stockholders and until his or her successor is elected and qualified, without regard for the term of the director whose death, resignation or removal created such vacancy.

Legal Effectiveness of Proposed Declassification

If our stockholders approve this Proposal Three, changes to our Second Amended and Restated Certificate of Incorporation will become legally effective when we file a certificate of amendment with the Delaware Secretary of State, which we intend to file shortly after the annual meeting. If this Proposal Three is not approved by our stockholders, the board of directors will retain its current classified structure, and the directors elected at the 2013 annual meeting of stockholders will be elected for a three-year term expiring in 2016. All other directors will continue in office for the remainder of their current three-year terms, subject to their earlier death, resignation or removal. The proposed amendment to our Second Amended and Restated

Certificate of Incorporation is set forth in Appendix A to this proxy statement with deletions indicated by strikeouts and additions indicated by underlining.

Amendment to Bylaws

Our board of directors has approved, subject to stockholder approval of the proposed amendment to our Second Amended and Restated Certificate of Incorporation, conforming changes to our Third Amended and Restated Bylaws to phase out the classification of the board of directors. The amendments to our Third Amended and Restated Bylaws do not require any stockholder action. If our stockholders do not approve the proposed amendment to our Second Amended and Restated Certificate of Incorporation, then the conforming amendments to our Third Amended and Restated Bylaws will not take effect.

Stockholder Approval Required

If a quorum is present, this Proposal Three will be approved by the affirmative vote of a majority of our outstanding common stock. If this Proposal Three is not approved by the requisite vote, then the changes to our Second Amended and Restated Certificate of Incorporation will not be filed with the Delaware Secretary of State, the corresponding amendments to our Third Amended and Restated Bylaws will not become effective and our board of directors will remain classified into three classes of directors.

THE BOARD RECOMMENDS A VOTE "FOR" THE AMENDMENT OF THE SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO DECLASSIFY THE BOARD OF DIRECTORS.

PROPOSAL FOUR: AMENDMENT OF THE SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO PROVIDE STOCKHOLDERS CERTAIN RIGHTS TO CALL A SPECIAL MEETING

No Current Right for Stockholders to Call a Special Meeting

Our Second Amended and Restated Certificate of Incorporation does not currently provide any rights with respect to calling a special meeting of stockholders. Section 2.2 of our Third Amended and Restated Bylaws currently provides that a special meeting of stockholders may be called by the chief executive officer or president and shall be called by the president or secretary where a resolution is adopted by a majority of the board of directors.

Amendment to Second Amended and Restated Certificate of Incorporation to Provide Stockholders of Record Holding in the Aggregate Not Less Than 25% of Our Outstanding Common Stock the Right to Call a Special Meeting of Stockholders

The Nominating/Corporate Governance Committee and the board of directors, as part of their ongoing review of our corporate governance practices and in consideration of communications received from existing stockholders, have determined that it would be in the best interests of the company and its stockholders to amend our Second Amended and Restated Certificate of Incorporation to provide stockholders of record holding in the aggregate not less than 25% of our outstanding common stock the right to call a special meeting of stockholders. Our board of directors recognizes that special meetings of stockholders are extraordinary events necessitated only by fiduciary obligations, strategic concerns or significant transactional or similar considerations that should be addressed immediately and not delayed until the next annual meeting of stockholders. In addition, organization and preparation for a special meeting of stockholders requires significant management time that may disrupt focus on other corporate priorities and imposes substantial legal, administrative and distribution costs. Therefore, the board of directors believes that establishing an aggregate ownership threshold of 25%, together with certain procedural requirements and limitations that have been adopted by our board of directors for inclusion in our bylaws as described further below, strikes an appropriate balance between enhancing stockholder rights and protecting against the risk that a minority of stockholders will pursue their own special interests that are not aligned with the best interests of the company and its stockholders as a whole. In addition, establishing an ownership threshold of 25% is consistent with those adopted by other large public companies.

Upon the recommendation of the Nominating/Corporate Governance Committee, the board of directors has unanimously approved, and recommends to the stockholders for approval, an amendment to our Second Amended and Restated Certificate of Incorporation to provide stockholders of record holding in the aggregate not less than 25% of our outstanding common stock the right to call a special meeting of stockholders.

We will continue to maintain our existing governance provisions available to stockholders to submit proposals and concerns regardless of their level of stock ownership and management and the board of directors will continue to be responsive to these communications.

Legal Effectiveness of Proposed Addition of Right for Stockholders of Record Holding in the Aggregate Not Less Than 25% of Our Outstanding Common Stock to Call a Special Meeting of Stockholders

If our stockholders approve this Proposal Four, changes to our Second Amended and Restated Certificate of Incorporation will become legally effective when we file a certificate of amendment with the Delaware Secretary of State, which we intend to file shortly after the annual meeting. The proposed amendment to our Second Amended and Restated Certificate of Incorporation is set forth in Appendix B to this proxy statement with deletions indicated by strikeouts and additions indicated by underlining.

Amendment to Bylaws

Our board of directors has approved, subject to stockholder approval of the proposed amendment to our Second Amended and Restated Certificate of Incorporation, corresponding changes to our Third Amended and Restated Bylaws to establish the procedures that stockholders must comply with to require the corporate secretary to call a special meeting. The amendments to our Third Amended and Restated Bylaws do not require any stockholder action. If our stockholders do not approve the proposed amendment to our Second Amended and Restated Certificate of Incorporation, then the conforming amendments to our Third Amended and Restated Bylaws will not take effect.

The amendments to our Third Amended and Restated Bylaws impose certain procedural requirements on stockholders requesting a special meeting, including the requirement to provide the same information required for requesting stockholder proposals at annual meetings under our advance notice bylaws provisions. The amendments would also impose restrictions designed to prevent duplicative or unnecessary meetings by eliminating from consideration those proposals that:

- are not proper subjects for stockholder action under, or involve a violation of, applicable law;
- are identical or substantially similar to another item, other than election of directors, that was presented at any stockholder meeting held in the prior twelve months, as determined in good faith by the board of directors;
- are received during the period beginning 120 days prior to the anniversary of the prior annual meeting of stockholders and ending on the date of the next annual meeting of stockholders;
- are identical or substantially similar to another item that is, or will be, included in our notice as an item of business to be brought before a stockholder meeting that has been called but not yet held or that is called for a date within 120 days of the receipt of the request, as determined in good faith by the board of directors; or
- are regarding matters that, in the good faith judgment of the board of directors, are not time sensitive and may properly be addressed at the next annual meeting of stockholders.

The amendments to our Third Amended and Restated Bylaws will provide that a stockholder may revoke a request for a special meeting at any time by written notice delivered to the corporate secretary and, if, following such revocation, there remain requests from stockholders of record holding in the aggregate less than the requisite percentage of our common stock outstanding to request the calling of a special meeting, the board of directors, in its discretion, may cancel the special meeting.

The amendments to our Third Amended and Restated Bylaws will provide that a special meeting must be called within 90 calendar days after the receipt by the corporate secretary of valid requests by stockholders of record holding in the aggregate not less than 25% of our outstanding common stock.

Stockholder Approval Required

If a quorum is present, this Proposal Four will be approved by the affirmative vote of a majority of our outstanding common stock. If this Proposal Four is not approved by the requisite vote, then the changes to our Second Amended and Restated Certificate of Incorporation will not be filed with the Delaware Secretary of State, the corresponding amendments to our Third Amended and Restated Bylaws will not become effective and our stockholders will not have the ability to call a special meeting of stockholders.

THE BOARD RECOMMENDS A VOTE "FOR" THE AMENDMENT OF THE SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO PROVIDE STOCKHOLDERS OF RECORD HOLDING IN THE AGGREGATE NOT LESS THAN 25% OF OUR OUTSTANDING COMMON STOCK THE RIGHT TO CALL A SPECIAL MEETING OF STOCKHOLDERS.

REPORT OF THE AUDIT COMMITTEE

The audit committee of the board of directors assists the board of directors in fulfilling its oversight responsibilities by reviewing: (1) the integrity of the company's financial statements; (2) the company's compliance with legal and regulatory requirements; (3) the independent accountant's qualifications and independence; and (4) the performance of the company's internal audit department. The audit committee appoints, compensates, and oversees the work of the independent accountant. The audit committee reviews with the independent accountant the plans and results of the audit engagement, approves and pre-approves professional services provided by the independent accountant, considers the range of audit and non-audit fees, and reviews the adequacy of the company's financial reporting process. The audit committee met with the independent accountant without the presence of any of the other members of the board of directors or management and met with the full board of directors without the presence of the independent accountant to help ensure the independence of the independent accountant. The board of directors has adopted a written charter for the audit committee, posted at http://www.alliancedata.com.

The audit committee obtained from the independent accountant, Deloitte & Touche LLP, a formal written statement describing all relationships between the company and the independent accountant that might bear on the accountant's independence pursuant to the applicable requirements of the Public Company Accounting Oversight Board (United States), and has discussed with the independent accountant the independent accountant's independence. Based on the foregoing, the audit committee has satisfied itself that the non-audit services provided by the independent accountant are compatible with maintaining the independent accountant's independence. The audit committee reviewed with the independent accountant the matters required to be discussed by Statement on Auditing Standards No. 61, "Communications with Audit Committees," as amended, issued by the Auditing Standards Board of the American Institute of Certified Public Accountants. The lead audit partner having primary responsibility for the audit and the concurring audit partner will be rotated at least every five years. The audit committee also discussed with management, internal audit, and the independent accountant the quality and adequacy of the company's disclosure controls and procedures. In addition, the audit committee reviewed with internal audit the risk-based audit plan, responsibilities, budget, and staffing.

The audit committee reviewed and discussed with management, internal audit and the independent accountant the company's system of internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act of 2002. The audit committee discussed the classification of deficiencies under standards established by the Public Company Accounting Oversight Board (United States). Management determined and the independent accountant concluded that no identified deficiency, nor the aggregation of same, rose to the level of a material weakness based on the independent accountant's judgment.

The audit committee reviewed and discussed with management and the independent accountant the audited financial statements for the year ended December 31, 2012. Management has the responsibility for the preparation of the financial statements and the reporting process. The independent accountant has the responsibility for the examination of the financial statements and expressing an opinion on the conformity of the audited financial statements with accounting principles generally accepted in the United States. Based on the review and discussions with management and the independent accountant as described in this report, the audit committee recommended to the board of directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC.

This report has been furnished by the current members of the audit committee.

D. Keith Cobb, Chair
Lawrence M. Benveniste
Kenneth R. Jensen

PROPOSAL FIVE: RATIFICATION OF THE SELECTION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

During fiscal year 2012, Deloitte & Touche LLP served as our independent registered public accounting firm and also provided certain tax and other audit-related services. See "Fees and Services" below. A representative of Deloitte & Touche LLP is expected to be present at the 2013 annual meeting and will have an opportunity to make a statement if so desired and to answer appropriate questions from the stockholders.

In connection with the audit of the 2012 financial statements, we entered into an engagement letter with Deloitte & Touche LLP which set forth the terms by which Deloitte & Touche LLP performed audit services for us. That engagement letter is subject to a limitation on our right to assign or transfer a claim without the prior written consent of Deloitte & Touche LLP. The audit committee does not believe that such provision limits the ability of stockholders to seek redress from Deloitte & Touche LLP.

Required Vote and Recommendation

If a quorum is present and a majority of the shares represented, in person or by proxy, and entitled to vote are in favor of Proposal Five, the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2013 will be ratified. Votes marked "For" Proposal Five will be counted in favor of ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2013. An "Abstention" with respect to Proposal Five will not be voted on that item, although it will be counted for purposes of determining the number of shares represented and entitled to vote. Accordingly, an "Abstention" will have the effect of a vote "Against" Proposal Five. Except as otherwise directed and except for those proxies representing shares held in the ADS Stock Fund portion of the Alliance Data Systems 401(k) and Retirement Savings Plan for which no voting preference is indicated, proxies solicited by the board of directors will be voted to approve the selection by the audit committee of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013.

Stockholder ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm is not required by our bylaws or otherwise. However, the board of directors is submitting the selection of Deloitte & Touche LLP to the stockholders for ratification. If the stockholders do not ratify the selection, the audit committee will reconsider whether it is appropriate to select a different independent registered public accounting firm. In such event, the audit committee may retain Deloitte & Touche LLP, notwithstanding the fact that the stockholders did not ratify the selection, or may select another independent registered public accounting firm without re-submitting the matter to the stockholders. Even if the selection is ratified, the audit committee reserves the right in its discretion to select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the company and its stockholders.

Fees and Services

The billed fees for services provided by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, during 2011 and 2012 were as follows:

	2011	2012
Audit Fees[1]	$2,924,510	$3,502,659
Audit-Related Fees[2]	294,307	267,129
Tax Fees[3]	613,558	354,234
All Other Fees[4]	7,232	—
Total Fees	$3,839,607	$4,124,022

(1) Consists of fees for the audits of our financial statements for the years ended December 31, 2011 and 2012, reviews of our interim quarterly financial statements, and evaluation of our compliance with Section 404 of the Sarbanes-Oxley Act.

(2) Consists of fees for accounting consultations, credit card receivables master trust securitizations, review and support for securities issuances as well as acquisition assistance.

(3) Tax consultation and advice and tax return preparation.

(4) Consists of all other non-audit related fees, primarily government regulatory-related assistance.

Our audit committee has resolved to pre-approve all audit and permissible non-audit services to be performed for us by our independent accountant, Deloitte & Touche LLP. The audit committee pre-approved all fees noted above for 2011 and 2012. Non-audit services that have received pre-approval include tax preparation, tax consultation and advice, assistance with our securitization program and acquisition assistance. The audit committee has considered whether the provision of the above services is compatible with maintaining the registered public accounting firm's independence. The members of our audit committee believe that the payment of the fees set forth above would not prohibit Deloitte & Touche LLP from maintaining its independence.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR 2013.


Proxy

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of our common stock, to file reports of ownership and changes in ownership of our common stock with the SEC. Our directors, executive officers, and greater than 10% beneficial owners are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on a review of the copies furnished to us and representations from our directors and executive officers, we believe that all Section 16(a) filing requirements for the year ended December 31, 2012 applicable to our directors, executive officers and greater than 10% beneficial owners were satisfied. Based on written representations from our directors and executive officers, we believe that no Forms 5 for directors, executive officers and greater than 10% beneficial owners were required to be filed with the SEC that have not been filed for the year ended December 31, 2012.

INCORPORATION BY REFERENCE

With respect to any filings with the SEC into which this proxy statement is incorporated by reference, the material under the headings "Compensation Committee Report" and "Report of the Audit Committee" shall not be incorporated into such filings nor shall it be deemed "filed."

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

If you and other residents at your mailing address own shares of common stock in "street name," your broker or bank may have sent you a notice that your household will receive only one Notice of Internet Availability of Proxy Materials or annual report and proxy statement for each company in which you hold stock through that broker or bank. This practice, known as "householding," is designed to reduce our printing and postage costs. If you did not respond that you did not want to participate in householding, the broker or bank will assume that you have consented and will send one copy of either our Notice of Internet Availability of Proxy Materials or of our annual report and proxy statement to your address. You may revoke your consent to householding at any time by sending your name, the name of your brokerage firm, and your account number to Householding Department, 51 Mercedes Way, Edgewood, New York 11717. The revocation of your consent to householding will be effective 30 days following its receipt.

IN ANY EVENT, IF YOU DID NOT RECEIVE AN INDIVIDUAL COPY OF THIS PROXY STATEMENT OR OUR ANNUAL REPORT, WE WILL PROMPTLY SEND A COPY UPON WRITTEN OR ORAL REQUEST, WITHOUT CHARGE. REQUESTS SHOULD BE DIRECTED TO LEIGH ANN K. EPPERSON, CORPORATE SECRETARY, ALLIANCE DATA SYSTEMS CORPORATION, 7500 DALLAS PARKWAY, SUITE 700, PLANO, TEXAS 75024 OR (214) 494-3000.

OTHER MATTERS

The board of directors knows of no matters that are likely to be presented for action at the 2013 annual meeting other than the election of directors; the advisory vote on executive compensation; the amendment of our certificate of incorporation to declassify the board of directors; the amendment of our certificate of incorporation to provide stockholders certain rights to call a special meeting; and the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2013, as previously described. If any other matter properly comes before the 2013 annual meeting for action, it is intended that the persons named in the accompanying proxy and acting hereunder will vote or refrain from voting in accordance with their best judgment pursuant to the discretionary authority conferred by the proxy.

By order of the Board of Directors



Robert A. Minicucci
Chairman of the Board


Proxy

April 19, 2013
Plano, Texas

APPENDIX A

AMENDMENT TO THE SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO DECLASSIFY THE BOARD OF DIRECTORS

ARTICLE V

1. Election of directors at an annual or special meeting of stockholders need not be by written ballot unless the bylaws of the Corporation shall provide otherwise.

2. Until the election of directors at the 2013 annual meeting of stockholders, t~~T~~he Board of Directors shall be divided into three classes, designated Class I, Class II, and Class III and the assignment of directors among classes shall be as set forth in the Corporation's annual proxy statement filed with the Securities and Exchange Commission on April 20, 2012. Beginning with any director elected at the 2013 annual meeting of stockholders, each director whose term is expiring shall be elected for a term of one year. Any director who was elected for a three-year term prior to the 2013 annual meeting of stockholders (each, a "Continuing Classified Director") shall serve the remaining duration of his or her three-year term. Each director shall hold office for the term for which he or she was elected and until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. Upon the expiration or earlier termination due to death, resignation or removal of the term of a Continuing Classified Director, each elected, or appointed, as the case may be successor for such director shall be elected, or appointed, as the case may be for a one-year term. No decrease in the authorized number of directors shall shorten the term of any Continuing Classified Director. ~~number of directors in each class shall be the whole number contained in the quotient arrived at by dividing the authorized number of directors by three, and if a fraction is also contained in such quotient, then if such fraction is one-third, the extra director shall be a member of Class I, and if the fraction is two-thirds, one of the extra directors shall be a member of Class I and the other shall be a member of Class II. The term of the initial Class I directors shall terminate on the date of the 2001 annual meeting; the term of the initial Class II directors shall terminate on the date of the 2002 annual meeting; and the term of the initial Class III directors shall terminate on the date of the 2003 annual meeting. At each succeeding annual meeting of stockholders beginning in 2001, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. Notwithstanding the foregoing formula provisions, in the event that, as a result of any change in the authorized number of directors, the number of directors in any class would differ from the number allocated to that class under the formula provided in this Article V immediately prior to such change, the following rules shall govern:~~

> ~~(a) each director then serving as such shall nevertheless continue as a director of the class of which such director is a member until the expiration of his current term, or his prior death, resignation or removal;~~
>
> ~~(b) at each subsequent election of directors, even if the number of directors in the class whose term of office then expires is less than the number then allocated to that class under said formula, the number of directors then elected for membership in that class shall not be greater than the number of directors in that class whose term of office then expires, unless and to the extent that the aggregate number of directors then elected plus the number of directors in all classes then duly continuing in office does not exceed the then authorized number of directors of the Corporation;~~
>
> ~~(c) at each subsequent election of directors, if the number of directors in the class whose term of office then expires exceeds the number then allocated to that class under said formula, the Board of Directors shall designate one or more of the directorships then being elected as directors of another class or classes in which the number of directors then serving is less than the number then allocated to such other class or classes under said formula;~~
>
> ~~(d) in the event of the death, resignation or removal of any director who is a member of a class in which the number of directors serving immediately preceding the creation of such vacancy exceeded the number then allocated to that class under said formula, the Board of Directors shall designate the vacancy thus created as a vacancy in another class in which the number of directors then serving is less than the number then allocated to such other class under said formula;~~

~~(e) In the event of any increase in the authorized number of directors, the newly created directorships resulting from such increase shall be apportioned by the Board of Directors to such class or classes as shall, so far as possible, bring the composition of each of the classes into conformity with the formula in this Article V, as it applies to the number of directors authorized immediately following such increase; and~~

~~(f) designation of directorships or vacancies into other classes and apportionments of newly created directorships to classes by the Board of Directors under the foregoing items (c), (d) and (e) shall, so far as possible, be effected so that the class whose term of office is due to expire next following such designation or apportionment shall contain the full number of directors then allocated to said class under said formula. Notwithstanding any of the foregoing provisions of this Article V, each director shall serve until his successor is elected and qualified or until his death, resignation or removal.~~

3. The number of directors of the Corporation shall not be less than six nor more than twelve, the exact number of directors to be such number as may be set from time to time within the limits set forth above by resolution adopted by affirmative vote of a majority of the Board of Directors.

4. Any director may be removed at any annual or special stockholders' meeting upon the affirmative vote of the holders of more than 50 percent of the outstanding shares of voting stock of the Corporation at that time entitled to vote thereon; provided, however, that such director may be removed only for cause and shall receive a copy of the charges against him or her, delivered to him or her personally or by mail at his or her last known address at least ten days prior to the date of the stockholders' meeting.

5. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt the bylaws of the Corporation, to amend or repeal the bylaws or to adopt new bylaws, subject to any limitations that may be contained in such bylaws.


Proxy

APPENDIX B

AMENDMENT TO THE SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO PROVIDE STOCKHOLDERS OF RECORD HOLDING IN THE AGGREGATE NOT LESS THAN 25% OF OUR OUTSTANDING COMMON STOCK THE RIGHT TO CALL A SPECIAL MEETING OF STOCKHOLDERS

ARTICLE III, A

5. Special Meetings. Special meetings of the stockholders of the Corporation, for any purpose or purposes, may be called by:

(a) the chief executive officer or president of the Corporation;

(b) the secretary of the Corporation pursuant to a resolution adopted by a majority of the Whole Board (as defined below) stating the purpose or purposes of the proposed meeting; or

(c) the secretary of the Corporation upon the request of stockholders of record holding in the aggregate not less than twenty-five percent (25%) of the then outstanding shares of common stock of the Corporation entitled to vote, provided the request is in proper form as required in the bylaws of the Corporation or as otherwise required by applicable law.

"Whole Board" shall mean the total number of directors constituting the board of directors of the Corporation pursuant to the terms of Section 3.2 of the bylaws without regard to any current vacancies.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 001-15749

ALLIANCE DATA SYSTEMS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**31-1429215**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
7500 Dallas Parkway, Suite 700	
Plano, Texas	**75024**
(Address of principal executive offices)	**(Zip Code)**

(214) 494-3000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer (Do not check if a smaller reporting company) ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2012, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the common stock held by non-affiliates of the registrant was approximately $6.6 billion (based upon the closing price on the New York Stock Exchange on June 30, 2012 of $135.00 per share).

As of February 25, 2013, 49,874,416 shares of common stock were outstanding.

Documents Incorporated By Reference

Certain information called for by Part III is incorporated by reference to certain sections of the Proxy Statement for the 2013 Annual Meeting of our stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2012.

ALLIANCE DATA SYSTEMS CORPORATION

INDEX

Caution Regarding Forward-Looking Statements

This Form 10-K and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may use words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "predict," "project," "would" and similar expressions as they relate to us or our management. When we make forward-looking statements, we are basing them on our management's beliefs and assumptions, using information currently available to us. Although we believe that the expectations reflected in the forward-looking statements are reasonable, these forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed in the "Risk Factors" section in Item 1A of this Form 10-K, elsewhere in this Form 10-K and in the documents incorporated by reference in this Form 10-K.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statements contained in this Form 10-K reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We have no intention, and disclaim any obligation, to update or revise any forward-looking statements, whether as a result of new information, future results or otherwise, except as required by law.

PART I

Item 1. Business.

Our Company

We are a leading provider of transaction-based, data-driven marketing and loyalty solutions serving large, consumer-based businesses in a variety of industries. We offer a comprehensive portfolio of integrated outsourced marketing solutions, including customer loyalty programs, database marketing services, marketing strategy consulting, analytics and creative services, direct marketing services and private label and co-brand retail credit card programs. We focus on facilitating and managing interactions between our clients and their customers through all consumer marketing channels, including in-store, on-line, catalog, mail, telephone and email, and emerging channels such as mobile and social media. We capture and analyze data created during each customer interaction, leveraging the insight derived from that data to enable clients to identify and acquire new customers and to enhance customer loyalty. We believe that our services are becoming increasingly valuable as businesses shift marketing resources away from traditional mass marketing toward more targeted marketing programs that provide measurable returns on marketing investments.

Our client base of more than 1,000 companies consists primarily of large consumer-based businesses, including well-known brands such as Bank of Montreal, Canada Safeway, Shell Canada, AstraZeneca, Hilton, Bank of America, General Motors, Victoria's Secret, Lane Bryant, Pottery Barn, J. Crew and Ann Taylor. Our client base is diversified across a broad range of end-markets, including financial services, specialty retail, grocery and drugstore chains, petroleum retail, automotive, hospitality and travel, telecommunications and pharmaceuticals. We believe our comprehensive suite of marketing solutions offers us a significant competitive advantage, as many of our competitors offer a more limited range of services. We believe the breadth and quality of our service offerings have enabled us to establish and maintain long-standing client relationships.

Corporate Headquarters. Our corporate headquarters are located at 7500 Dallas Parkway, Suite 700, Plano, Texas 75024, where our telephone number is 214-494-3000.

Our Market Opportunity and Growth Strategy

We intend to continue capitalizing on the shift in traditional advertising and marketing spend to highly targeted marketing programs. We intend to enhance our position as a leading provider of targeted, data-driven and transaction-based marketing and loyalty solutions and to continue our growth in revenue and earnings by pursuing the following strategies:

- *Capitalize on our Leadership in Highly Targeted and Data-Driven Consumer Marketing.* As consumer-based businesses shift their marketing spend to transaction-based marketing strategies, we believe we are well-positioned to acquire new clients and sell additional services to existing clients based on our extensive experience in capturing and analyzing our clients' customer transaction data to develop targeted marketing programs. We believe our comprehensive portfolio of high-quality targeted marketing and loyalty solutions provides a competitive advantage over other marketing services firms with more limited service offerings. We seek to extend our leadership position in the transaction-based and targeted marketing services sector by continuing to improve the breadth and quality of our products and services. We intend to enhance our leadership position in loyalty programs by expanding the scope of the Canadian AIR MILES® Reward Program, by continuing to develop stand-alone loyalty programs such as the Hilton HHonors® Program, and by increasing our penetration in the retail sector with our integrated marketing and credit services offering.
- *Sell More Fully Integrated End-to-End Marketing Solutions.* In our Epsilon® segment, we have assembled what we believe is the industry's most comprehensive suite of targeted and data-driven marketing services, including marketing strategy consulting, data services, database development and management, marketing analytics, creative design and delivery services such as email communications. We offer an end-to-end solution to clients, providing a significant opportunity to expand our relationships with existing clients, the majority of whom do not currently purchase our

full suite of services. In addition, we further intend to integrate our product and service offerings so that we can provide clients with a comprehensive portfolio of targeted marketing solutions, including both coalition and individual loyalty programs, private label retail credit card programs and other transaction-based marketing solutions. By selling integrated solutions across our entire client base, we have a significant opportunity to maximize the value of our long-standing client relationships.

- *Continue to Expand our Global Footprint.* We plan to grow our business by leveraging our core competencies in the North American marketplace to further penetrate international markets. We intend to expand in new markets where a burgeoning middle class has consumer-facing businesses in those geographical regions needing marketing solutions that can help them acquire new customers and increase customer loyalty. Our investment in CBSM-Companhia Brasileira De Servicos De Marketing, the operator of the dotz coalition loyalty program in Brazil, is 37%. In 2012, dotz expanded the number of regions in Brazil in which it operates by entering into three additional regions and now operates in five markets with more than six million customers enrolled in the program. We expect to enter into five additional markets in Brazil during 2013. We also have a 34% ownership interest in Direxions Global Solutions Private Ltd., a loyalty, CRM solutions and data analytics provider in India. Global reach is also increasingly important as our clients grow into new markets, and we are well positioned to cost-effectively increase our global presence. We believe continued international expansion will provide us with strong revenue growth opportunities.
- *Optimize our Business Portfolio.* We intend to continue to evaluate our products and services given our strategic direction and demand trends. While we are focused on realizing organic revenue growth and margin expansion, we will consider select acquisitions of complementary businesses that would enhance our product portfolio, market positioning or geographic presence. In November 2012, we acquired the Hyper Marketing group of companies, or HMI, a marketing services agency. This acquisition expanded Epsilon's agency depth and capabilities; additionally, it added key verticals such as energy, fitness, quick service restaurants and technology.

Products and Services

Our products and services are reported under three segments—LoyaltyOne®, Epsilon and Private Label Services and Credit, and are listed below. Financial information about our segments and geographic areas appears in Note 19, "Segment Information," of the Notes to Consolidated Financial Statements.

Segment	Products and Services
LoyaltyOne	• AIR MILES Reward Program • Loyalty Services —Loyalty consulting —Customer analytics —Creative services
Epsilon	• Marketing Services —Agency services —Database design and management —Data services —Analytical services —Traditional and digital communications
Private Label Services and Credit	• Receivables Financing —Underwriting and risk management —Receivables funding • Processing Services —New account processing —Bill processing —Remittance processing —Customer care • Marketing Services


Form 10-K

LoyaltyOne

Our LoyaltyOne clients are focused on targeting, acquiring and retaining loyal and profitable customers. We use the information gathered through our loyalty programs to help our clients design and implement effective marketing programs. Our clients within this segment include financial services providers, supermarkets, drug stores, petroleum retailers and specialty retailers.

LoyaltyOne owns and operates the AIR MILES Reward Program, which is the premier coalition loyalty program in Canada, with over 170 brand name sponsors participating in the program. The AIR MILES Reward Program enables consumers to earn AIR MILES reward miles as they shop within a range of retailers and other sponsors participating in the AIR MILES Reward Program. These AIR MILES reward miles can be redeemed by our collectors for travel or other rewards.

Approximately two-thirds of Canadian households actively participate in the AIR MILES Reward Program, and it was recently named as one of the ten most influential brands in Canada in Canada's Ipsos Influence index. The three primary parties involved in our AIR MILES Reward Program are: sponsors, collectors and suppliers, each of which is described below.

Sponsors. More than 170 brand name sponsors participate in our AIR MILES Reward Program, including Canada Safeway, Shell Canada, Jean Coutu, RONA, Amex Bank of Canada, Sobey's and Bank of Montreal.

The AIR MILES Reward Program is a full service outsourced loyalty program for our sponsors, who pay us a fee per AIR MILES reward mile issued, in return for which we provide all marketing, customer service, rewards and redemption management. We typically grant participating sponsors exclusivity in their market category, enabling them to realize incremental sales and increase market share as a result of their participation in the AIR MILES Reward Program coalition.

Collectors. Collectors earn AIR MILES reward miles at thousands of retail and service locations, typically including any online presence the sponsor may have. Collectors can also earn at the many locations where collectors can use certain cards issued by Bank of Montreal and Amex Bank of Canada. This enables collectors to rapidly accumulate AIR MILES reward miles across a significant portion of their everyday spend. The AIR MILES Reward Program offers a reward structure that provides a quick, easy and free way for collectors to earn a broad selection of travel, entertainment and other lifestyle rewards through their day-to-day shopping at participating sponsors.

Suppliers. We enter into agreements with airlines, movie theaters, manufacturers of consumer electronics and other providers to supply rewards for the AIR MILES Reward Program. The broad range of rewards that can be redeemed is one of the reasons the AIR MILES Reward Program remains popular with collectors. Over 300 suppliers use the AIR MILES Reward Program as an additional distribution channel for their products. Suppliers include well-recognized companies in diverse industries, including travel, hospitality, electronics and entertainment.

In December 2011, we introduced a new program option called AIR MILES Cash to which collectors can allocate some or all of their future AIR MILES reward miles collected. Effective March 2012, collectors were able to instantly redeem their AIR MILES reward miles collected in AIR MILES Cash towards in-store purchases at participating sponsors. We currently have seven participating sponsors that can process instant redemptions of AIR MILES reward miles collected in the AIR MILES Cash program option.

Epsilon

Epsilon is a leading marketing services firm providing end-to-end, integrated marketing solutions that leverage transactional data to help clients more effectively acquire and build stronger relationships with their customers. Services include strategic consulting, customer database technologies, permission-based email marketing, loyalty management, proprietary data, predictive modeling and a full range of direct and digital agency services. On behalf of our clients, we develop marketing programs for individual consumers with highly targeted offers and communications. Since these communications are more relevant to the consumer, the consumer is more likely to be responsive to these offers, resulting in a measurable return on our clients' marketing investments. We distribute marketing campaigns and communications through all marketing channels based on the consumer's preference, including digital platforms such as email, mobile and social media. Epsilon has over 750 clients, operating primarily in the financial services, automotive, travel and hospitality, pharmaceutical and telecommunications end-markets.

Agency Services. Through our consulting services we analyze our clients' business, brand and/or product strategy to create customer acquisition and retention strategies and tactics designed to further optimize our clients' customer relationships and marketing return on investment. On November 30, 2012, we acquired HMI, a marketing services agency, which offers ROI-based targeted marketing services through digital user experience design technology, customer relationship marketing, consumer promotions marketing, direct and digital shopper marketing, distributed and local area marketing, and analytical services that include brand planning and consumer insights. The acquisition enhances Epsilon's core capabilities, strengthens its competitive advantage, expands Epsilon into new industry verticals and adds a talented team of marketing professionals.

Database Design and Management. We design, build and operate complex consumer marketing databases for large consumer-facing brands such as Hilton HHonors and the Citi ThankYou® programs. Our solutions are highly customized and support our clients' needs for real-time data integration from a multitude of data sources, including multi-channel transactional data.

Data Services. We believe we are one of the leading sources of comprehensive consumer data that is essential to marketers when making informed marketing decisions. Together with our clients, we use this data to develop highly targeted, individualized marketing programs that increase response rates and build stronger customer relationships.

Analytical Services. We provide behavior-based, demographic and attitudinal customer segmentation, purchase analysis, web analytics, marketing mix modeling, program optimization, predictive modeling and program measurement and analysis. Through our analytical services, we gain a better understanding of consumer behavior that can help our clients as they develop customer relationship strategies.

Traditional and Digital Communications. We provide strategic communication solutions and our end-to-end suite of products and services includes strategic consulting, creative services, campaign management and delivery optimization. We deploy marketing campaigns and communications through all marketing channels, including digital platforms such as email, mobile and social media. We also operate what we believe to be one of the largest global permission-based email marketing platforms in the industry.

Private Label Services and Credit

Our Private Label Services and Credit segment assists some of the best known retailers in extending their brand with a private label and/or co-brand credit card account that can be used by customers at the clients' store locations, or through on-line or catalog purchases.

Receivables Financing. Our Private Label Services and Credit segment provides risk management solutions, account origination and funding services for our more than 100 private label and co-brand credit card programs. Through these credit card programs, we had $7.1 billion in principal receivables, from over 30.3 million active accounts for the year ended December 31, 2012, with an average balance during that period of approximately $436 for accounts with outstanding balances. As of December 31, 2012, Limited Brands and its retail affiliates and Ascena Retail Group, Inc. and its retail affiliates accounted for approximately 13.2% and 11.9%, respectively, of our credit card receivables. We process millions of credit card applications each year using automated proprietary scoring technology and verification procedures to make risk-based origination decisions when approving new credit card accountholders and establishing their credit card limits. We augment these procedures with credit risk scores provided by credit bureaus. This helps us segment prospects into narrower risk ranges allowing us to better evaluate individual credit risk.

Our accountholder base consists primarily of middle- to upper-income individuals, in particular women who use our accounts primarily as brand affinity tools as well as pure financing instruments. These accounts generally have lower average balances compared to balances on general purpose credit cards. We focus our sales efforts on prime borrowers and do not target sub-prime borrowers.

We use a securitization program as our primary funding vehicle for our credit card receivables. Securitizations involve the packaging and selling of both current and future receivable balances of credit card accounts to a master trust, which is a variable interest entity, or VIE. The master trusts are consolidated in our financial statements.

Processing Services. We perform processing services and provide service and maintenance for private label and co-brand credit card programs. We use automated technology for bill preparation, printing and mailing, and also offer consumers the ability to view, print and pay their bills on-line. By doing so, we improve the funds availability for both our clients and for those private label and co-brand credit card receivables that we own or securitize. Our customer care operations are influenced by our retail heritage and we view every customer touch point as an opportunity to generate or reinforce a sale. We provide focused training programs in all areas to achieve the highest possible customer service standards and monitor our performance by conducting surveys with our clients and their customers. For the seventh year in a row, we have been certified as a Center of Excellence for the quality of our operations, the most prestigious ranking attainable, by Purdue University's Benchmark Portal. Our call centers are equipped to handle phone, mail, fax, email and web inquiries. We also provide collection activities on delinquent accounts to support our private label and co-brand credit card programs.

Marketing Services. Our private label and co-branded credit card programs are designed specifically for retailers and have the flexibility to be customized to accommodate our clients' specific needs. Through our integrated marketing services, we design and implement strategies that assist our clients in acquiring, retaining and managing valuable repeat customers. Our credit card programs capture transaction data that we analyze to better understand consumer behavior and use to increase the effectiveness of our clients' marketing activities. We use multi-channel marketing communication tools, including in-store, permission-based email, mobile messaging and direct mail to reach our clients' customers.

Safeguards to Our Business: Disaster and Contingency Planning

We operate, either internally or through third-party service providers, multiple data processing centers to process and store our customer transaction data. Given the significant amount of data that we or our third-party service providers manage, much of which is real-time data to support our clients' commerce initiatives, we have established redundant capabilities for our data centers. We have a number of safeguards in place that are designed to protect us from data-related risks and in the event of a disaster, to restore our data centers' systems.

Protection of Intellectual Property and Other Proprietary Rights

We rely on a combination of copyright, trade secret and trademark laws, confidentiality procedures, contractual provisions and other similar measures to protect our proprietary information and technology used in each segment of our business. We currently have one patent application pending with the U.S. Patent and Trademark Office. We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our technology, documentation and other proprietary information. Despite the efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain the use of our products or technology that we consider proprietary and third parties may attempt to develop similar technology independently. We pursue registration and protection of our trademarks primarily in the United States and Canada, although we also have either registered trademarks or applications pending for certain marks in Argentina, New Zealand, the European Union or some of its individual countries (Austria, Belgium, Bulgaria, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, United Kingdom), Peru, Mexico, Venezuela, Brazil, Australia, China, Hong Kong, Japan, South Korea, Switzerland, Norway, Russian Federation, Turkey, Vietnam and Singapore and internationally under the Madrid Protocol in several countries, including several of the aforementioned countries. We are the exclusive Canadian licensee of the AIR MILES family of trademarks pursuant to a perpetual license agreement with Air Miles International Trading B.V., for which we pay a royalty fee. We believe that the AIR MILES family of trademarks and our other trademarks are important for our branding, corporate identification and marketing of our services in each business segment.

Competition

The markets for our products and services are highly competitive. We compete with marketing services companies, credit card issuers, and data processing companies, as well as with the in-house staffs of our current and potential clients.

LoyaltyOne. As a provider of marketing services, our LoyaltyOne segment generally competes with advertising and other promotional and loyalty programs, both traditional and on-line, for a portion of a client's total marketing budget. In addition, we compete against internally developed products and services created by our existing and potential clients. We expect competition to intensify as more competitors enter our market. Competitors with our AIR MILES Reward Program may target our sponsors and collectors as well as draw rewards from our rewards suppliers. Our ability to generate significant revenue from clients and loyalty partners will depend on our ability to differentiate ourselves through the products and services we provide and the attractiveness of our loyalty and rewards programs to consumers. The continued attractiveness of our loyalty and rewards programs will also depend on our ability to remain affiliated with sponsors that are desirable to consumers and to offer rewards that are both attainable and attractive to consumers.

Epsilon. Our Epsilon segment generally competes with a variety of niche providers as well as large media/digital agencies. For the niche provider competitors, their focus has primarily been on one or two services within the marketing value chain, rather than the full spectrum of data-driven marketing services used for both traditional and on-line advertising and promotional marketing programs. For the larger media/digital agencies, most offer the breadth of services but typically do not have the internal integration of offerings to deliver a seamless "one stop shop" solution, from strategy to execution across traditional as well as digital and emerging technologies. In addition, Epsilon competes against internally developed products and services created by our existing clients and others. We expect competition to intensify as more competitors enter our market. For our targeted direct marketing services offerings, our ability to continue to capture detailed customer transaction data is critical in providing effective CRM strategies for our clients. Our ability to differentiate the mix of products and services that we offer, together with the effective delivery of those products and services, are also important factors in meeting our clients' objective to continually improve their return on marketing investment.

Private Label Services and Credit. Our Private Label Services and Credit segment competes primarily with financial institutions whose marketing focus has been on developing credit card programs with large revolving balances. These competitors further drive their businesses by cross-selling their other financial products to their cardholders. Our focus has primarily been on targeting specialty retailers that understand the competitive advantage of developing loyal customers. Typically, these retailers seek customers that make more frequent but smaller transactions at their retail locations. As a result, we are able to analyze card-based transaction data we obtain through managing our credit card programs, including customer specific transaction data and overall consumer spending patterns, to develop and implement targeted marketing strategies and to develop successful CRM strategies for our clients. As an issuer of private label retail credit cards and co-branded private label retail Visa and MasterCard credit cards, we also compete with other payment methods, primarily general purpose credit cards like Visa, MasterCard, American Express and Discover Card, as well as cash, checks and debit cards.

Regulation

In October 2012, our bank subsidiaries, World Financial Network Bank and World Financial Capital Bank, changed their names to Comenity Bank and Comenity Capital Bank, respectively.

Federal and state laws and regulations extensively regulate the operations of Comenity Bank and Comenity Capital Bank. Many of these laws and regulations are intended to maintain the safety and soundness of Comenity Bank and Comenity Capital Bank, and they impose significant restraints on those companies to which other non-regulated companies are not subject. Because Comenity Bank is deemed a credit card bank and Comenity Capital Bank is an industrial bank within the meaning of the Bank Holding Company Act, we are not subject to regulation as a bank holding company. If we were subject to regulation as a bank holding company, we would be constrained in our operations to a limited number of activities that are closely related to banking or financial services in nature. Nevertheless, as a state bank, Comenity Bank is still subject to overlapping supervision by the Federal Deposit Insurance Corporation, or FDIC, and the State of Delaware; and, as an industrial bank, Comenity Capital Bank is still subject to overlapping supervision by the FDIC and the State of Utah.

Comenity Bank and Comenity Capital Bank must maintain minimum amounts of regulatory capital, including maintenance of certain capital ratios, paid-in capital minimums, and an adequate allowance for loan loss, as well as meeting specific guidelines that involve measures and ratios of their assets, liabilities, regulatory capital and interest rate, among other factors. If Comenity Bank or Comenity Capital Bank does not meet these capital requirements, their respective regulators have broad discretion to institute a number of corrective actions that could have a direct material effect on our financial statements. To pay any dividend, Comenity Bank and Comenity Capital Bank must maintain adequate capital above regulatory guidelines.

We are limited under Sections 23A and 23B of the Federal Reserve Act and the implementing Federal Reserve Board Regulation W in the extent to which we can borrow or otherwise obtain credit from or engage in other "covered transactions" with Comenity Bank or Comenity Capital Bank, which may have the effect of limiting the extent to which Comenity Bank or Comenity Capital Bank can finance or otherwise supply funds to us. "Covered transactions" include loans or extensions of credit, purchases of or investments in securities, purchases of assets, including assets subject to an agreement to repurchase, acceptance of securities as collateral for a loan or extension of credit, or the issuance of a guarantee, acceptance, or letter of credit. Although the applicable rules do not serve as an outright bar on engaging in "covered transactions," they do require that we engage in "covered transactions" with Comenity Bank or Comenity Capital Bank only on terms and under circumstances that are substantially the same, or at least as favorable to Comenity Bank or Comenity Capital Bank, as those prevailing at the time for comparable transactions with nonaffiliated companies. Furthermore, with certain exceptions, each loan or extension of credit by Comenity Bank or Comenity Capital Bank to us or our other affiliates must be secured by collateral with a market value ranging from 100% to 130% of the amount of the loan or extension of credit, depending on the type of collateral.

We are required to monitor and report unusual or suspicious account activity as well as transactions involving amounts in excess of prescribed limits under the Bank Secrecy Act, Internal Revenue Service, or IRS, rules, and other regulations. Congress, the IRS and the bank regulators have focused their attention on banks' monitoring and reporting of suspicious activities. Additionally, Congress and the bank regulators have proposed, adopted or passed a number of new laws and regulations that may increase reporting obligations of banks. We are also subject to numerous laws and regulations that are intended to protect consumers, including state laws, the Truth in Lending Act, Equal Credit Opportunity Act and Fair Credit Reporting Act, as amended by the Credit Card Accountability, Responsibility and Disclosure Act of 2009. These laws and regulations mandate various disclosure requirements and regulate the manner in which we may interact with consumers. These and other laws also limit finance charges or other fees or charges earned in our activities. We conduct our operations in a manner that we believe excludes us from regulation as a consumer reporting agency under the Fair Credit Reporting Act. If we were deemed a consumer reporting agency, however, we would be subject to a number of additional complex regulatory requirements and restrictions.

A number of privacy laws and regulations have been enacted in the United States, Canada, the European Union, China and other international markets in which we operate. These laws and regulations place many restrictions on our ability to collect and disseminate customer information. In addition, the enactment of new or amended legislation around the world could place additional restrictions on our ability to utilize customer information. For example, Canada has likewise enacted privacy legislation known as the Personal Information Protection and Electronic Documents Act. Among its principles, this act requires organizations to obtain a consumer's consent to collect, use or disclose personal information. Under this act, which took effect on January 1, 2001, the nature of the required consent depends on the sensitivity of the personal information, and the act permits personal information to be used only for the purposes for which it was collected. Some Canadian provinces have enacted substantially similar privacy legislation. We believe we have taken appropriate steps with our AIR MILES Reward Program to comply with these laws.

In the United States and under the Gramm-Leach-Bliley Act, we are required to maintain a comprehensive written information security program that includes administrative, technical and physical safeguards relating to customer information. It also requires us to provide initial and annual privacy notices to customers that describe in general terms our information sharing practices. If we intend to share nonpublic personal information about customers with affiliates and/or nonaffiliated third parties, we must provide our customers with a notice and a reasonable period of time for each customer to "opt out" of any such disclosure. In Canada, the Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act, more generally known as Canada's Anti-Spam Legislation, may restrict our ability to send commercial "electronic messages," defined to include text, sound, voice and image messages to email, instant messaging, telephone or similar accounts, where the primary purpose is advertising or promoting a commercial product or service to our customers and prospective customers. The Act when in force, will require that a sender have consent to send a commercial electronic message, and provide the customers with an opportunity to opt out from receiving future commercial electronic email messages from the sender.

In addition to U.S. federal privacy laws with which we must comply, states also have adopted statutes, regulations or other measures governing the collection and distribution of nonpublic personal information about customers. In some cases these state measures are preempted by federal law, but if not, we monitor and seek to comply with individual state privacy laws in the conduct of our business.

We also have systems and processes to comply with the USA PATRIOT ACT of 2001, which is designed to deter and punish terrorist acts in the United States and around the world, to enhance law enforcement investigatory tools, and for other purposes.

Employees

As of December 31, 2012, we had approximately 10,700 employees. We believe our relations with our employees are good. We have no collective bargaining agreements with our employees.

Available Information

We file or furnish annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy, for a fee, any document we file or furnish at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC's web site at *www.sec.gov*. You may also obtain copies of our annual, quarterly and current reports, proxy statements and certain other information filed or furnished with the SEC, as well as amendments thereto, free of charge from our web site, *www.AllianceData.com*. No information from this web site is incorporated by reference herein. These documents are posted to our web site as soon as reasonably practicable after we have filed or furnished these documents with the SEC. We post our audit committee, compensation committee, nominating and corporate governance committee, and executive committee charters, our corporate governance guidelines, and our code of ethics, code of ethics for Senior Financial Executives and Chief Executive Officer, and code of ethics for Board Members on our web site. These documents are available free of charge to any stockholder upon request.

Item 1A. Risk Factors.

RISK FACTORS

Strategic Business Risk and Competitive Environment

Our 10 largest clients represented 46.5% of our consolidated revenue in 2012 and the loss of any of these clients could cause a significant drop in our revenue.

We depend on a limited number of large clients for a significant portion of our consolidated revenue. Our 10 largest clients represented approximately 46.5% of our consolidated revenue during the year ended December 31, 2012, with Bank of Montreal representing approximately 10.5% of our consolidated revenue. A decrease in revenue from any of our significant clients for any reason, including a decrease in pricing or activity, or a decision either to utilize another service provider or to no longer outsource some or all of the services we provide, could have a material adverse effect on our consolidated revenue.

LoyaltyOne. LoyaltyOne represents 25.2% of our consolidated revenue. Our 10 largest clients in this segment represented approximately 83.3% of our LoyaltyOne revenue in 2012. Bank of Montreal and Canada Safeway represented approximately 41.5% and 12.7%, respectively, of this segment's revenue for 2012. Our contract with Bank of Montreal expires in 2017 and our contract with Canada Safeway expires in 2015, each subject to automatic renewals at five-year intervals.

Epsilon. Epsilon represents 27.4% of our consolidated revenue. Our 10 largest clients in this segment represented approximately 33.1% of our Epsilon revenue in 2012. General Motors represented approximately 11.0% of this segment's revenue for 2012. Our contract with General Motors expires in 2013, subject to a one-year renewal at the option of General Motors.

Private Label Services and Credit. Private Label Services and Credit represents 47.6% of our consolidated revenue. Our 10 largest clients in this segment represented approximately 72.7% of our Private Label Services and Credit in 2012. Limited Brands and its retail affiliates and Ascena Retail Group, Inc. and its retail affiliates represented approximately 17.9% and 16.4%, respectively, of our revenue for this segment in 2012. Our primary contract with a retail affiliate of Limited Brands expires in 2018 and our contracts with Ascena Retail Group and its retail affiliates expire in 2016 and 2019.

If actual redemptions by AIR MILES Reward Program collectors are greater than expected, or if the costs related to redemption of AIR MILES reward miles increase, our profitability could be adversely affected.

A portion of our revenue is based on our estimate of the number of AIR MILES reward miles that will go unused by the collector base. The percentage of AIR MILES reward miles not expected to be redeemed is known as "breakage."

Breakage is based on management's estimate after viewing and analyzing various historical trends including vintage analysis, current run rates and other pertinent factors, such as the impact of macroeconomic factors and changes in the program structure. If actual redemptions are greater than our estimates, our profitability could be adversely affected due to the cost of the excess redemptions. In addition, since we recognize revenue over the estimated life of an AIR MILES reward mile, for those AIR MILES reward miles subject to breakage, any significant change in, or failure by management to reasonably estimate, breakage could adversely affect our profitability.

Since June 2008, our estimate of breakage has been 28%. Based on the analysis of historical redemption trends, statistical analysis performed, and the expected impact of recent changes in the program structure, we determined that our estimate of breakage should be lowered to 27% as of December 31, 2012.

Our AIR MILES Reward Program also exposes us to risks arising from potentially increasing reward costs. Our profitability could be adversely affected if costs related to redemption of AIR MILES reward miles increase. A 10% increase in the cost of redemptions would have resulted in a decrease in pre-tax income of $43.9 million for the year ended December 31, 2012.

The loss of our most active AIR MILES Reward Program collectors could negatively affect our growth and profitability.

Our most active AIR MILES Reward Program collectors drive a disproportionately large percentage of our AIR MILES Reward Program revenue. The loss of a significant portion of these collectors, for any reason, could impact our ability to generate significant revenue from sponsors. The continued attractiveness of our loyalty and rewards programs will depend in large part on our ability to remain affiliated with sponsors that are desirable to consumers and to offer rewards that are both attainable and attractive.

Airline or travel industry disruptions, such as an airline insolvency, could negatively affect the AIR MILES Reward Program, our revenues and profitability.

Air travel is one of the appeals of the AIR MILES Reward Program to collectors. As a result of airline insolvencies and restructurings, we may experience service disruptions that prevent us from fulfilling collectors' flight redemption requests. If one of our existing airline suppliers sharply reduces its fleet capacity and route network, we may not be able to satisfy our collectors' demands for airline tickets. Tickets from other airlines, if available, could be more expensive than a comparable ticket under our current supply agreements with existing suppliers, and the routes offered by the other airlines may be inadequate, inconvenient or undesirable to the redeeming collectors. As a result, we may experience higher air travel redemption costs, and collector satisfaction with the AIR MILES Reward Program might be adversely affected.

As a result of airline or travel industry disruptions, political instability, terrorist acts or war, some collectors could determine that air travel is too dangerous or burdensome. Consequently, collectors might forego redeeming AIR MILES reward miles for air travel and therefore might not participate in the AIR MILES Reward Program to the extent they previously did, which could adversely affect our revenue from the program.

If we fail to identify suitable acquisition candidates or new business opportunities, or to integrate the businesses we acquire, it could negatively affect our business.

Historically, we have engaged in a significant number of acquisitions, and those acquisitions have contributed to our growth in revenue and profitability. We believe that acquisitions and the identification and pursuit of new business opportunities will be a key component of our continued growth strategy. However, we may not be able to locate and secure future acquisition candidates or to identify and implement new business opportunities on terms and conditions that are acceptable to us. If we are unable to identify attractive acquisition candidates or successful new business opportunities, our growth could be impaired.

In addition, there are numerous risks associated with acquisitions and the implementation of new businesses, including, but not limited to:

- the difficulty and expense that we incur in connection with the acquisition or new business opportunity;
- the potential for adverse consequences when conforming the acquired company's accounting policies to ours;
- the diversion of management's attention from other business concerns;
- the potential loss of customers or key employees of the acquired company;
- the impact on our financial condition due to the timing of the acquisition or new business implementation or the failure of the acquired or new business to meet operating expectations; and
- the assumption of unknown liabilities of the acquired company.

Furthermore, acquisitions that we make may not be successfully integrated into our ongoing operations and we may not achieve expected cost savings or other synergies from an acquisition. If the operations of an acquired or new business do not meet expectations, our profitability and cash flows may be impaired and we may be required to restructure the acquired business or write-off the value of some or all of the assets of the acquired or new business.

We expect growth in our Private Label Services and Credit segment to result from new and acquired credit card programs whose credit card receivables performance could result in increased portfolio losses and negatively impact our earnings.

We expect an important source of growth in our credit card operations to come from the acquisition of existing credit card programs and initiating credit card programs with retailers and others who do not currently offer a private label or co-branded retail credit card. Although we believe our pricing and models for determining credit risk are designed to evaluate the credit risk of existing programs and the credit risk we are willing to assume for acquired and start-up programs, we cannot assure you that the loss experience on acquired and start-up programs will be consistent with our more established programs. The failure to successfully underwrite these credit card programs may result in defaults greater than our expectations and could have a material adverse impact on us and our earnings.

Increases in net charge-offs beyond our current estimates could have a negative impact on our net income and profitability.

The primary risk associated with unsecured consumer lending is the risk of default or bankruptcy of the borrower, resulting in the borrower's balance being charged-off as uncollectible. We rely principally on the customer's creditworthiness for repayment of the loan and therefore have no other recourse for collection. We may not be able to successfully identify and evaluate the creditworthiness of cardholders to minimize delinquencies and losses. An increase in defaults or net charge-offs could result in a reduction in net income. General economic factors, such as the rate of inflation, unemployment levels and interest rates, may result in greater delinquencies that lead to greater credit losses. In addition to being affected by general economic conditions and the success of our collection and recovery efforts, the stability of our delinquency and net credit card receivable charge-off rates are affected by the credit risk of our credit card receivables and the average age or maturity of our various credit card account portfolios. Further, our pricing strategy may not offset the negative impact on profitability caused by increases in delinquencies and losses, thus any material increases in delinquencies and losses beyond our current estimates could have a material adverse impact on us. For 2012, our average credit card receivable net charge-off rate was 4.8%, compared to 6.9% and 8.9% for 2011 and 2010, respectively.

The markets for the services that we offer may contract or fail to expand which could negatively impact our growth and profitability.

Our growth and continued profitability depend on acceptance of the services that we offer. Our clients may not continue to use the loyalty and targeted marketing strategies and programs that we offer. Changes in technology may enable merchants and retail companies to directly process transactions in a cost-efficient manner without the use of our services. Additionally, downturns in the economy or the performance of retailers may result in a decrease in the demand for our marketing strategies. Further, if customers make fewer purchases of our Private Label Services and Credit customers' products and services, we will have fewer transactions to process, resulting in lower revenue. Any decrease in the demand for our services for the reasons discussed above or any other reasons could have a material adverse effect on our growth, revenue and operating results.

Competition in our industries is intense and we expect it to intensify.

The markets for our products and services are highly competitive and we expect competition to intensify in each of those markets. Some of our current competitors have longer operating histories, stronger brand names and greater financial, technical, marketing and other resources than we do. Certain of our segments also compete against in-house staffs of our current clients and others or internally developed products and services by our current clients and others. For example, as a result of increasing competitors in the loyalty market, including from Aeroplan, Air Canada's frequent flyer program, we may experience greater competition in attracting and retaining sponsors in our AIR MILES Reward Program. Our ability to generate significant revenue from clients and partners will depend on our ability to differentiate ourselves through the products and services we provide and the attractiveness of our programs to consumers. We may not be able to continue to compete successfully against our current and potential competitors.

Liquidity, Market and Credit Risk

Conversion of the convertible senior notes and exercise of the convertible note warrants may dilute the ownership interest of existing stockholders.

We issued $805.0 million and $345.0 million aggregate principal amount of convertible senior notes due in 2013 and 2014, respectively. Separately but also concurrently with these issuances, we sold warrants to acquire, subject to customary anti-dilution adjustments, up to approximately 17.5 million shares of our common stock exercisable at various times in 2013 and 2014. The conversion of some or all of the convertible senior notes and exercise of some or all of the convertible note warrants may dilute the ownership interests of existing stockholders. Any sales in the public market of any of our common stock issuable upon such conversion or exercise could adversely affect prevailing market prices of our common stock. In addition, the conversion of the convertible senior notes into shares of our common stock or a combination of cash and shares of our common stock and the exercise of some or all of the convertible note warrants could depress the price of our common stock.

Interest rate increases could materially adversely affect our earnings.

Interest rate risk affects us directly in our lending and borrowing activities. Our borrowing costs were approximately $291.5 million for the year ended December 31, 2012. To manage our risk from market interest rates, we actively monitor the interest rates and the interest sensitive components to minimize the impact that changes in interest rates have on the fair value of assets, net income and cash flow. To achieve this objective, we manage our exposure to fluctuations in market interest rates by matching asset and liability repricings and through the use of fixed-rate debt instruments to the extent that reasonably favorable rates are obtainable with such arrangements. In 2012, a 1.0% increase in interest rates would have resulted in a decrease to fiscal year pre-tax income of approximately $12.3 million. Conversely, a corresponding decrease in interest rates would have resulted in a comparable increase to pre-tax income. In addition, we enter into derivative instruments such as interest rate swaps and interest rate caps to mitigate our interest rate risk on related financial instruments or to lock the interest rate on a portion of our variable debt. We do not enter into derivative or interest rate transactions for trading or other speculative purposes.

If we are unable to securitize our credit card receivables due to changes in the market, we may not be able to fund new credit card receivables, which would have a negative impact on our operations and earnings.

A number of factors affect our ability to fund our receivables in the securitization market, some of which are beyond our control, including:

- conditions in the securities markets in general and the asset-backed securitization market in particular;
- conformity in the quality of our private label credit card receivables to rating agency requirements and changes in that quality or those requirements; and
- ability to fund required overcollateralizations or credit enhancements, which are routinely utilized in order to achieve better credit ratings to lower borrowing cost.

In addition, on April 7, 2010, the SEC proposed revised rules for asset-backed securities offerings that, if adopted, would substantially change the disclosure, reporting and offering process for public and private offerings of asset-backed securities, including those offered under our credit card securitization program. On July 26, 2011, the SEC re-proposed certain rules relating to the registrant and transaction requirements for the shelf registration of asset-backed securities. If the revised rules for asset-backed securities are adopted in their current form, issuers of publicly offered asset-backed securities would be required to disclose more information regarding the underlying assets. In addition, the proposals would alter the safe-harbor standards for the private placement of asset-backed securities to impose informational requirements similar to those that would apply to registered public offerings of such securities. The SEC also issued an advance notice of proposed rulemaking relating to the exemptions that our credit card securitization trusts rely on in our credit card securitization programs to avoid registration as investment companies. The form that these rules may ultimately take is uncertain at this time, but such rules may impact our ability or desire to issue asset-backed securities in the future.

On March 30, 2011, the SEC, the FDIC, the Board of Governors of the Federal Reserve System and certain other banking regulators proposed regulations that would mandate a five percent risk retention requirement for securitizations. We cannot predict at this time whether our existing credit card securitization programs will satisfy the new regulatory requirements or whether structural changes to those programs will be necessary. Such risk retention requirements may impact our ability or desire to issue asset-backed securities in the future.

The inability to securitize card receivables due to changes in the market, regulatory proposals, the unavailability of credit enhancements, or any other circumstance or event would have a material adverse effect on our operations and earnings.

A failure by a counterparty to deliver shares or pay amounts due to us upon completion of a transaction, due to bankruptcy or otherwise, may result in an increase in dilution with respect to our common stock or a decline in our earnings per share.

A failure by a forward counterparty, due to bankruptcy or otherwise, to deliver shares of our common stock at settlement or upon acceleration of its respective prepaid forward transaction could result in the recording of those shares as issued and outstanding for purposes of computing and reporting our basic and diluted weighted average shares and earnings per share. This may lead to a decline in our earnings per share without our receiving a return of the purchase price for those shares that we paid to the relevant forward counterparty at the time we entered into the prepaid forward transaction.

A failure by a hedge counterparty, due to bankruptcy or otherwise, to pay to us amounts owed under the note hedge transactions entered into separately but concurrently with the sale of our convertible senior notes will not reduce the consideration we are required to deliver to a holder upon conversion of its convertible senior notes, which may result in an increase in dilution with respect to our common stock if we issue shares and lead to a decline in our earnings per share, or decrease our available liquidity if we pay cash.

The hedging activity related to the activities of the credit card securitization trusts and our floating rate indebtedness subjects us to counterparty risks relating to the creditworthiness of the commercial banks with whom we enter into hedging transactions.

In order to execute hedging strategies related to the credit card securitization trusts and our floating rate indebtedness, we have entered into interest rate derivative contracts with commercial banks known as counterparties. It is our policy to enter into such contracts with counterparties that are deemed to be creditworthy. However, if macro- or micro-economic events were to negatively impact these banks, the banks might not be able to honor their obligations either to us or to the credit card securitization trusts and we might suffer a direct loss.

Our level of indebtedness could materially adversely affect our ability to generate sufficient cash to repay our outstanding debt, our ability to react to changes in our business and our ability to incur additional indebtedness to fund future needs.

We have a high level of indebtedness, which requires a high level of interest and principal payments. Subject to the limits contained in our credit agreement, the indentures governing our convertible senior notes, the indentures governing our senior notes and our other debt instruments, we may be able to incur substantial additional indebtedness from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our level of indebtedness could intensify. Our level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness. Our higher level of indebtedness, combined with our other financial obligations and contractual commitments, could:

- make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations under any of our debt instruments, including restrictive covenants, could result in an event of default under our credit agreement, the indentures governing our convertible senior notes, the indentures governing our senior notes and the agreements governing our other indebtedness;
- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing funds available for working capital, capital expenditures, acquisitions and other purposes;
- increase our vulnerability to adverse economic and industry conditions, which could place us at a competitive disadvantage;
- limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;
- limit our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions and other corporate purposes;
- reduce or delay investments and capital expenditures;
- cause any refinancing of our indebtedness to be at higher interest rates and require us to comply with more onerous covenants, which could further restrict our business operations; and
- prevent us from raising the funds necessary to repurchase all notes tendered to us upon the occurrence of certain changes of control, which would constitute a default under the indentures governing the convertible senior notes.

We do not intend to pay cash dividends.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be made at the discretion of our board of directors and will be dependent upon our financial condition, operating results, capital requirements and other factors that our board deems relevant.


Form 10-K

As a result of our significant Canadian operations, our reported financial information will be affected by fluctuations in the exchange rate between the U.S. and Canadian dollars.

We are exposed to fluctuations in the exchange rate between the U.S. and Canadian dollars through our significant Canadian operations. We do not hedge any of our net investment exposure in our Canadian operations. A 10% increase in the strength of the Canadian dollar versus the U.S. dollar would have resulted in an increase in pre-tax income of $22.3 million for the year ended December 31, 2012. Conversely, a corresponding decrease in the strength of the Canadian dollar versus the U.S. dollar would result in a comparable decrease to pre-tax income in these periods.

Regulatory Environment

Legislative and regulatory reforms may have a significant impact on our business, results of operation and financial condition.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted into law. The Dodd-Frank Act, among other things, includes a sweeping reform of the regulation and supervision of financial institutions, as well as of the regulation of derivatives and capital market activities.

The full impact of the Dodd-Frank Act is difficult to assess because many provisions require federal agencies to adopt implementing regulations. In addition, the Dodd-Frank Act mandates multiple studies, which could result in future legislative or regulatory action. In particular, the Government Accountability Office issued its study on whether it is necessary, in order to strengthen the safety and soundness of institutions or the stability of the financial system of the United States, to eliminate the exemptions to the definition of "bank" under the Bank Holding Company Act for certain institutions including limited purpose credit card banks and industrial loan companies. The study did not recommend the elimination of these exemptions. However, if legislation were enacted to eliminate these exemptions without any grandfathering or accommodations for existing institutions, we could be required to become a bank holding company and cease certain of our activities that are not permissible for bank holding companies or divest our credit card bank subsidiary, Comenity Bank, or our industrial bank subsidiary, Comenity Capital Bank.

The Dodd-Frank Act created a Consumer Financial Protection Bureau, or CFPB, a new federal consumer protection regulator with authority to make further changes to the federal consumer protection laws and regulations. It is unclear what changes will be promulgated by the CFPB and what effect, if any, such changes would have on our business and operations. The CFPB assumed rulemaking authority under the existing federal consumer financial protection laws, and will enforce those laws against and examine certain non-depository institutions and insured depository institutions with total assets greater than $10 billion and their affiliates.

While the CFPB will not examine Comenity Bank and Comenity Capital Bank, it will receive information from their primary federal regulator. In addition, the CFPB's broad rulemaking authority is expected to impact their operations. For example, the CFPB's rulemaking authority may allow it to change regulations adopted in the past by other regulators including regulations issued under the Truth in Lending Act or the Credit Card Accountability Responsibility and Disclosure Act of 2009, or the CARD Act, by the Board of Governors of the Federal Reserve System. The CFPB's ability to rescind, modify or interpret past regulatory guidance could increase our compliance costs and litigation exposure. Furthermore, the CFPB has broad authority to prevent "unfair, deceptive or abusive" practices. If the CFPB were to exercise this authority, it could result in requirements to alter our products that would make our products less attractive to consumers and impair our ability to offer them profitably.

The Dodd-Frank Act authorizes certain state officials to enforce regulations issued by the CFPB and to enforce the Dodd-Frank Act's general prohibition against unfair, deceptive or abusive practices. To the extent that states enact requirements that differ from federal standards or courts adopt interpretations of federal consumer laws that differ from those adopted by the federal banking agencies, we may be required to alter products or services offered in some jurisdictions or cease offering products, which will increase compliance costs and reduce our ability to offer the same products and services to consumers nationwide.

The effect of the Dodd-Frank Act on our business and operations could be significant, depending upon final implementing regulations, the actions of our competitors and the behavior of other marketplace participants. In addition, we may be required to invest significant management time and resources to address the various provisions of the Dodd-Frank Act and the numerous regulations that are required to be issued under it. The Dodd-Frank Act and any related legislation or regulations may have a material impact on our business, results of operations and financial condition.

Legislation relating to consumer privacy may affect our ability to collect data that we use in providing our loyalty and marketing services, which, among other things, could negatively affect our ability to satisfy our clients' needs.

The enactment of new or amended legislation or industry regulations pertaining to consumer or private sector privacy issues could have a material adverse impact on our marketing services. Legislation or industry regulations regarding consumer or private sector privacy issues could place restrictions upon the collection, sharing and use of information that is currently legally available, which could materially increase our cost of collecting some data. These types of legislation or industry regulations could also prohibit us from collecting or disseminating certain types of data, which could adversely affect our ability to meet our clients' requirements and our profitability and cash flow targets. While 46 states and the District of Columbia have enacted data breach notification laws, there is no such federal law generally applicable to our businesses. Data breach notification legislation has been proposed widely in the United States and Europe. If enacted, these legislative measures could impose strict requirements on reporting time frames for providing notice, as well as the contents of such notices. In addition to the United States and Canadian regulations discussed below, we have expanded our marketing services through the acquisition of companies formed and operating in foreign jurisdictions that may be subject to additional or more stringent legislation and regulations regarding consumer or private sector privacy.

In the United States, federal and state laws such as the federal Gramm-Leach-Bliley Act and the Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act of 2003, make it more difficult to collect, share and use information that has previously been legally available and may increase our costs of collecting some data. Regulations under these acts give cardholders the ability to "opt out" of having information generated by their credit card purchases shared with other affiliated and unaffiliated parties or the public. Our ability to gather, share and utilize this data will be adversely affected if a significant percentage of the consumers whose purchasing behavior we track elect to "opt out," thereby precluding us and our affiliates from using their data.

In the United States, the federal Do-Not-Call Implementation Act makes it more difficult to telephonically communicate with prospective and existing customers. Similar measures were implemented in Canada beginning September 1, 2008. Regulations in both the United States and Canada give consumers the ability to "opt out," through a national do-not-call registry and state do-not-call registries of having telephone solicitations placed to them by companies that do not have an existing business relationship with the consumer. In addition, regulations require companies to maintain an internal do-not-call list for those who do not want the companies to solicit them through telemarketing. These regulations could limit our ability to provide services and information to our clients. Failure to comply with these regulations could have a negative impact on our reputation and subject us to significant penalties.

In the United States, the federal Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 restricts our ability to send commercial electronic mail messages, the primary purpose of which is advertising or promoting a commercial product or service, to our customers and prospective customers. The act requires that a commercial electronic mail message provide the customers with an opportunity to opt-out from receiving future commercial electronic mail messages from the sender. Failure to comply with the terms of this act could have a negative impact on our reputation and subject us to significant penalties.

In Canada, the Personal Information Protection and Electronic Documents Act requires an organization to obtain a consumer's consent to collect, use or disclose personal information. Under this act, consumer personal information may be used only for the purposes for which it was collected. We allow our customers to voluntarily "opt out" from receiving either one or both promotional and marketing mail or promotional and marketing electronic mail. Heightened consumer awareness of, and concern about, privacy may result in customers "opting out" at higher rates than they have historically. This would mean that a reduced number of customers would receive bonus and promotional offers and therefore those customers may collect fewer AIR MILES reward miles.

Canada's Anti-Spam Legislation may restrict our ability to send commercial "electronic messages," defined to include text, sound, voice and image messages to email, instant messaging, telephone or similar accounts, where the primary purpose is advertising or promoting a commercial product or service to our customers and prospective customers. The Act, when in force, will require that a sender have consent to send a commercial electronic message, and provide the customers with an opportunity to opt out from receiving future commercial electronic email messages from the sender. Failure to comply with the terms of this Act or any proposed regulations that may be adopted in the future could have a negative impact on our reputation and subject us to significant monetary penalties.

Current and proposed regulation and legislation relating to our retail credit card services could limit our business activities, product offerings and fees charged.

Various federal and state laws and regulations significantly limit the retail credit card services activities in which we are permitted to engage. Such laws and regulations, among other things, limit the fees and other charges that we can impose on consumers, limit or proscribe certain other terms of our products and services, require specified disclosures to consumers, or require that we maintain certain licenses, qualifications and minimum capital levels. In some cases, the precise application of these statutes and regulations is not clear. In addition, numerous legislative and regulatory proposals are advanced each year which, if adopted, could have a material adverse effect on our profitability or further restrict the manner in which we conduct our activities. The CARD Act, which was enacted in May 2009 and together with its implementing rules, became effective in 2010, acts to limit or modify certain credit card practices and require increased disclosures to consumers. The credit card practices addressed by the rules include, but are not limited to, restrictions on the application of rate increases to existing and new balances, payment allocation, default pricing, imposition of late fees and two-cycle billing. The failure to comply with, or adverse changes in, the laws or regulations to which our business is subject, or adverse changes in their interpretation, could have a material adverse effect on our ability to collect our receivables and generate fees on the receivables, thereby adversely affecting our profitability.

Our bank subsidiaries are subject to extensive federal and state regulation that may require us to make capital contributions to them, and that may restrict the ability of these subsidiaries to make cash available to us.

Federal and state laws and regulations extensively regulate the operations of Comenity Bank, as well as Comenity Capital Bank. Many of these laws and regulations are intended to maintain the safety and soundness of Comenity Bank and Comenity Capital Bank, and they impose significant restraints on them to which other non-regulated entities are not subject. As a state bank, Comenity Bank is subject to overlapping supervision by the State of Delaware and the FDIC. As an industrial bank, Comenity Capital Bank is subject to overlapping supervision by the FDIC and the State of Utah. Comenity Bank and Comenity Capital Bank must maintain minimum amounts of regulatory capital. If Comenity Bank and Comenity Capital Bank do not meet these capital requirements, their respective regulators have broad discretion to institute a number of corrective actions that could have a direct material effect on our financial statements. Comenity Bank and Comenity Capital Bank, as institutions insured by the FDIC, must maintain certain capital ratios, paid-in capital minimums and adequate allowances for loan loss. If either Comenity Bank or Comenity Capital Bank were to fail to meet any of the capital requirements to which it is subject, we may be required to provide them with additional capital, which could impair our ability to service our indebtedness. To pay any dividend, Comenity Bank and Comenity Capital Bank must each maintain adequate capital above regulatory guidelines. Accordingly, neither Comenity Bank nor Comenity Capital Bank may be able to make any of its cash or other assets available to us, including to service our indebtedness.

If our bank subsidiaries fail to meet certain criteria, we may become subject to regulation under the Bank Holding Company Act, which could force us to cease all of our non-banking activities and lead to a drastic reduction in our profits and revenue.

If either of our depository institution subsidiaries failed to meet the criteria for the exemption from the definition of "bank" in the Bank Holding Company Act under which it operates (which exemptions are described below), and if we did not divest such depository institution upon such an occurrence, we would become subject to regulation under the Bank Holding Company Act. This would require us to cease certain of our activities that are not permissible for companies that are subject to regulation under the Bank Holding Company Act. One of our depository institution subsidiaries, Comenity Bank, is a Delaware State FDIC-insured bank and a limited-purpose credit card bank located in Delaware. Comenity Bank will not be a "bank" as defined under the Bank Holding Company Act so long as it remains in compliance with the following requirements:

- it engages only in credit card operations;

- it does not accept demand deposits or deposits that the depositor may withdraw by check or similar means for payment to third parties;
- it does not accept any savings or time deposits of less than $100,000, except for deposits pledged as collateral for its extensions of credit;
- it maintains only one office that accepts deposits; and
- it does not engage in the business of making commercial loans (except small business loans).

Our other depository institution subsidiary, Comenity Capital Bank, is a Utah industrial bank that is authorized to do business by the State of Utah and the FDIC. Comenity Capital Bank will not be a "bank" as defined under the Bank Holding Company Act so long as it remains an industrial bank in compliance with the following requirements:

- it is an institution organized under the laws of a state which, on March 5, 1987, had in effect or had under consideration in such state's legislature a statute which required or would require such institution to obtain insurance under the Federal Deposit Insurance Act; and
- it does not accept demand deposits that the depositor may withdraw by check or similar means for payment to third parties.

Operational and Other Risk

We rely on third party vendors to provide products and services. Our profitability could be adversely impacted if they fail to fulfill their obligations.

The failure of our suppliers to deliver products and services in sufficient quantities and in a timely manner could adversely affect our business. If our significant vendors were unable to renew our existing contracts, we might not be able to replace the related product or service at the same cost which would negatively impact our profitability.

Failure to safeguard our databases and consumer privacy could affect our reputation among our clients and their customers, and may expose us to legal claims.

Although we have extensive physical and cyber security and associated procedures, our databases have in the past been and in the future may be subject to unauthorized access. In such instances of unauthorized access, the integrity of our databases have in the past been and may in the future be affected. Security and privacy concerns may cause consumers to resist providing the personal data necessary to support our profiling capability. The use of our loyalty, marketing services or credit card programs could decline if any compromise of physical or cyber security occurred. In addition, any unauthorized release of customer information or any public perception that we released consumer information without authorization, could subject us to legal claims from our clients or their customers, consumers or regulatory enforcement actions, which may adversely affect our client relationships.

Loss of data center capacity, interruption due to cyber attacks, loss of telecommunication links, computer viruses or inability to utilize proprietary software of third party vendors could affect our ability to timely meet the needs of our clients and their customers.

Our ability, and that of our third-party service providers, to protect our data centers against damage, loss or inoperability from fire, power loss, cyber attacks, telecommunications failure, computer viruses and other disasters is critical. In order to provide many of our services, we must be able to store, retrieve, process and manage large amounts of data as well as periodically expand and upgrade our database capabilities. Any damage to our data centers, or those of our third-party service providers, any failure of our telecommunication links that interrupts our operations or any impairment of our ability to use our software or the proprietary software of third party vendors, including impairments due to cyber attacks, could adversely affect our ability to meet our clients' needs and their confidence in utilizing us for future services.

Our failure to protect our intellectual property rights may harm our competitive position, and litigation to protect our intellectual property rights or defend against third party allegations of infringement may be costly.

Third parties may infringe or misappropriate our trademarks or other intellectual property rights, which could have a material adverse effect on our business, financial condition or operating results. The actions we take to protect our trademarks and other proprietary rights may not be adequate. Litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. We may not be able to prevent infringement of our intellectual property rights or misappropriation of our proprietary information. Any infringement or misappropriation could harm any competitive advantage we currently derive or may derive from our proprietary rights. Third parties may also assert infringement claims against us. Any claims and any resulting litigation could subject us to significant liability for damages. An adverse determination in any litigation of this type could require us to design around a third party's patent or to license alternative technology from another party. In addition, litigation is time consuming and expensive to defend and could result in the diversion of our time and resources. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims.

Our international operations, acquisitions and personnel may require us to comply with complex United States and international laws and regulations in the various foreign jurisdictions where we do business.

Our operations, acquisitions and employment of personnel outside the United States may require us to comply with numerous complex laws and regulations of the United States government and those of the various international jurisdictions where we do business. These laws and regulations may apply to a company, or individual directors, officers, employees or agents of such company, and may restrict our operations, investment decisions or joint venture activities. Specifically, we may be subject to anti-corruption laws and regulations, including the United States' Foreign Corrupt Practices Act, or FCPA; the United Kingdom's Bribery Act 2010, or UKBA; and Canada's Corruption of Foreign Public Officials Act, or CFPOA. These anti-corruption laws generally prohibit providing anything of value to foreign officials for the purpose of influencing official decisions, obtaining or retaining business, or obtaining preferential treatment and require us to maintain adequate record-keeping and internal controls to ensure that our books and records accurately reflect transactions. As part of our business, we or our partners may do business with state-owned enterprises, the employees and representatives of which may be considered foreign officials for purposes of the FCPA, UKBA or CFPOA. There can be no assurance that our policies, procedures, training and compliance programs will effectively prevent violation of all United States and international laws and regulations with which we are required to comply, and such a violation may subject us to penalties that could adversely affect our reputation, business, financial condition or results of operations. In addition, some of the international jurisdictions in which we operate may lack a developed legal system, have elevated levels of corruption, maintain strict currency controls, present adverse tax consequences or foreign ownership requirements, require difficult or lengthy regulatory approvals, or lack enforcement for non-compete agreements, among other obstacles.

Future sales of our common stock, or the perception that future sales could occur, may adversely affect our common stock price.

As of February 25, 2013, we had an aggregate of 100,528,849 shares of our common stock authorized but unissued and not reserved for specific purposes. In general, we may issue all of these shares without any action or approval by our stockholders. We have reserved 24,003,000 shares of our common stock for issuance under our employee stock purchase plan and our long-term incentive plans, of which 1,403,037 shares are issuable upon vesting of restricted stock awards, restricted stock units, and upon exercise of options granted as of February 25, 2013, including options to purchase approximately 380,738 shares exercisable as of February 25, 2013 or that will become exercisable within 60 days after February 25, 2013. We have reserved for issuance 1,500,000 shares of our common stock, 810,603 of which remain issuable, under our 401(k) and Retirement Savings Plan as of December 31, 2012. In addition, we may pursue acquisitions of competitors and related businesses and may issue shares of our common stock in connection with these acquisitions. Sales or issuances of a substantial number of shares of common stock, or the perception that such sales could occur, could adversely affect prevailing market prices of our common stock, and any sale or issuance of our common stock will dilute the ownership interests of existing stockholders.

Anti-takeover provisions in our organizational documents, Delaware law and the fundamental change purchase rights of our convertible senior notes may discourage or prevent a change of control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent or delay change of control transactions or attempts by our stockholders to replace or remove our current management.

Delaware law, as well as provisions of our certificate of incorporation, bylaws and debt instruments, could discourage unsolicited proposals to acquire us, even though such proposals may be beneficial to our stockholders.

These include:

- a board of directors classified into three classes of directors with the directors of each class having staggered, three-year terms;
- our board's authority to issue shares of preferred stock without further stockholder approval;
- provisions of Delaware law providing that directors serving on staggered boards of directors, such as ours, may be removed only for cause; and
- fundamental change purchase rights of our convertible senior notes, which allow such note holders to require us to purchase all or a portion of their convertible senior notes upon the occurrence of a fundamental change, as well as provisions requiring an increase to the conversion rate for conversions in connection with make-whole fundamental changes.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including a merger, tender offer or proxy contest involving us. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline or delay or prevent our stockholders from receiving a premium over the market price of our common stock that they might otherwise receive.


Form 10-K

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

As of December 31, 2012, we own one general office property and lease approximately 80 general office properties worldwide, comprised of approximately 2.7 million square feet. These facilities are used to carry out our operational, sales and administrative functions. Our principal facilities are as follows:

Location	Segment	Approximate Square Footage	Lease Expiration Date
Plano, Texas	Corporate	96,749	June 29, 2021
Columbus, Ohio	Corporate, Private Label Services and Credit	199,112	November 30, 2017
Toronto, Ontario, Canada	LoyaltyOne	194,018	September 30, 2017
Mississauga, Ontario, Canada	LoyaltyOne	50,908	November 30, 2019
Wakefield, Massachusetts	Epsilon	184,411	December 31, 2020
Irving, Texas	Epsilon	150,232	June 30, 2018
Lewisville, Texas	Epsilon	10,000	January 15, 2017
Earth City, Missouri	Epsilon	116,783	December 31, 2014
West Chicago, Illinois	Epsilon	155,412	December 31, 2024
Columbus, Ohio	Private Label Services and Credit	103,161	January 31, 2014
Westerville, Ohio	Private Label Services and Credit	100,800	July 31, 2014
Wilmington, Delaware	Private Label Services and Credit	5,198	November 30, 2020
Salt Lake City, Utah	Private Label Services and Credit	6,488	January 31, 2018

We believe our current and proposed facilities are suitable to our businesses and that we will be able to lease, purchase or newly construct additional facilities as needed.

Item 3. Legal Proceedings.

From time to time we are involved in various claims and lawsuits arising in the ordinary course of our business that we believe will not have a material effect on our business or financial condition, including claims and lawsuits alleging breaches of our contractual obligations.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is listed on the New York Stock Exchange, or NYSE, and trades under the symbol "ADS." The following table sets forth for the periods indicated the high and low composite per share prices as reported by the NYSE.

	High	Low
Year Ended December 31, 2012		
First quarter	$127.55	$100.42
Second quarter	135.49	119.56
Third quarter	144.34	123.11
Fourth quarter	148.41	135.91
Year Ended December 31, 2011		
First quarter	$ 86.10	$ 69.67
Second quarter	97.00	80.31
Third quarter	101.51	80.38
Fourth quarter	107.33	84.91

Holders

As of February 25, 2013, the closing price of our common stock was $155.43 per share, there were 49,874,416 shares of our common stock outstanding, and there were approximately 32 holders of record of our common stock.

Dividends

We have never declared or paid any cash dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for use in the operation and the expansion of our business. Any future determination to pay cash dividends on our common stock will be at the discretion of our board of directors and will be dependent upon our financial condition, operating results, capital requirements and other factors that our board deems relevant. In addition, under the terms of our credit agreement, we are restricted in the amount of any cash dividends or return of capital, other distribution, payment or delivery of property or cash to our common stockholders.

Issuer Purchases of Equity Securities

On December 13, 2011, our Board of Directors authorized a stock repurchase program to acquire up to $400.0 million of our outstanding common stock from January 1, 2012 through December 31, 2012. On January 2, 2013, our Board of Directors authorized a stock repurchase program to acquire up to $400.0 million of our outstanding common stock from January 2, 2013 through December 31, 2013, subject to any restrictions pursuant to the terms of our credit agreements, indentures, applicable securities laws or otherwise.

The following table presents information with respect to purchases of our common stock made during the three months ended December 31, 2012:

Period	Total Number of Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[2]
				(In millions)
During 2012:				
October 1-31	139,695	$138.95	137,200	$315.6
November 1-30	275,972	140.08	273,300	277.3
December 1-31	104,698	143.63	102,381	262.6
Total	520,365	$140.49	512,881	$262.6

(1) During the period represented by the table, 7,484 shares of our common stock were purchased by the administrator of our 401(k) and Retirement Saving Plan for the benefit of the employees who participated in that portion of the plan.

(2) On December 13, 2011, our Board of Directors authorized a stock repurchase program to acquire up to $400.0 million of our outstanding common stock from January 1, 2012 through December 31, 2012. On January 2, 2013, our Board of Directors authorized a stock repurchase program to acquire up to $400.0 million of our outstanding common stock from January 2, 2013 through December 31, 2013, subject to any restrictions pursuant to the terms of our credit agreements, indentures, applicable securities laws or otherwise.

Performance Graph

The following graph compares the yearly percentage change in cumulative total stockholder return on our common stock since December 31, 2007, with the cumulative total return over the same period of (1) the S&P 500 Index, (2) a peer group of fifteen companies selected by us utilized in our prior Annual Report on Form 10-K, which we will refer to as the Old Peer Group Index, and (3) a new peer group of fourteen companies selected by us, which we will refer to as the New Peer Group Index.

The fifteen companies in the Old Peer Group Index are Acxiom Corporation, American Express Company, Capital One Financial Corporation, Convergys Corporation, Discover Financial Services, DST Systems, Inc., Equifax, Inc., Fidelity National Information Services, Inc., Fiserv, Inc., Global Payments, Inc., Harte-Hanks, Inc., Limited Brands, Inc., MasterCard, Incorporated, Total Systems Services, Inc. and The Western Union Company.

The fourteen companies in the New Peer Group Index are Acxiom Corporation, American Express Company, Discover Financial Services, Equifax, Inc., Experian PLC, Fidelity National Information Services, Inc., Fiserv, Inc., Global Payments, Inc., Nielsen Holdings N.V., Omnicom Group Inc., The Dun & Bradstreet Corporation, The Interpublic Group of Companies, Inc., Total Systems Services, Inc. and WPP plc.

Pursuant to rules of the SEC, the comparison assumes $100 was invested on December 31, 2007 in our common stock and in each of the indices and assumes reinvestment of dividends, if any. Also pursuant to SEC rules, the returns of each of the companies in each of the peer groups are weighted according to the respective company's stock market capitalization at the beginning of each period for which a return is indicated. Historical stock prices are not indicative of future stock price performance.

COMPARISON OF CUMULATIVE TOTAL RETURN*
AMONG ALLIANCE DATA SYSTEMS CORPORATION,
S&P 500 INDEX AND AN OLD PEER GROUP INDEX AND A NEW PEER GROUP INDEX


DOLLARS
250
200
150
100
50
0
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
Alliance Data Systems Corporation
S&P 500
Old Peer Group Index
New Peer Group Index

* $100 invested on 12/31/07 in stock or index, including reinvestment of dividends.
Fiscal year ended December 31, 2012

	Alliance Data Systems Corporation	S&P 500	Old Peer Group Index	New Peer Group Index
December 31, 2007	$100.00	$100.00	$100.00	$100.00
December 31, 2008	62.05	63.00	53.65	51.91
December 31, 2009	86.13	79.67	89.34	88.78
December 31, 2010	94.72	91.67	97.12	102.21
December 31, 2011	138.47	93.61	116.35	108.39
December 31, 2012	193.04	108.59	148.91	137.10

Our future filings with the SEC may "incorporate information by reference," including this Form 10-K. Unless we specifically state otherwise, this Performance Graph shall not be deemed to be incorporated by reference and shall not constitute soliciting material or otherwise be considered filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Item 6. Selected Financial Data.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The following table sets forth our summary historical consolidated financial information for the periods ended and as of the dates indicated. You should read the following historical consolidated financial information along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in this Form 10-K. The fiscal year financial information included in the table below is derived from our audited consolidated financial statements.

	Years Ended December 31,				
	2012	2011	2010	2009	2008
	(In thousands, except per share amounts)				
Income statement data[1]					
Total revenue	$3,641,390	$3,173,287	$2,791,421	$1,964,341	$2,025,254
Cost of operations (exclusive of amortization and depreciation disclosed separately below)[2]	2,106,612	1,811,882	1,545,380	1,354,138	1,341,958
Provision for loan loss	285,479	300,316	387,822	—	—
General and administrative[2]	108,059	95,256	85,773	99,823	82,804
Depreciation and other amortization	73,802	70,427	67,806	62,196	68,505
Amortization of purchased intangibles	93,074	82,726	75,420	63,090	67,291
Gain on acquisition of a business	—	—	—	(21,227)	—
Loss on the sale of assets	—	—	—	—	1,052
Merger (reimbursements) costs	—	—	—	(1,436)	3,053
Total operating expenses	2,667,026	2,360,607	2,162,201	1,556,584	1,564,663
Operating income	974,364	812,680	629,220	407,757	460,591
Interest expense, net	291,460	298,585	318,330	144,811	80,440
Income from continuing operations before income taxes	682,904	514,095	310,890	262,946	380,151
Provision for income taxes	260,648	198,809	115,252	86,227	147,599
Income from continuing operations	422,256	315,286	195,638	176,719	232,552
Loss from discontinued operations, net of taxes	—	—	(1,901)	(32,985)	(26,150)
Net income	$ 422,256	$ 315,286	$ 193,737	$ 143,734	$ 206,402
Income from continuing operations per share—basic	$ 8.44	$ 6.22	$ 3.72	$ 3.17	$ 3.25
Income from continuing operations per share—diluted	$ 6.58	$ 5.45	$ 3.51	$ 3.06	$ 3.16
Net income per share—basic	$ 8.44	$ 6.22	$ 3.69	$ 2.58	$ 2.88
Net income per share—diluted	$ 6.58	$ 5.45	$ 3.48	$ 2.49	$ 2.80
Weighted average shares used in computing per share amounts—basic	50,008	50,687	52,534	55,765	71,502
Weighted average shares used in computing per share amounts—diluted	64,143	57,804	55,710	57,706	73,640

(1) The selected financial data for the years ended December 31, 2012, 2011, and 2010 reflects a change in accounting principle as a result of the consolidation of the credit card securitization trusts. Selected financial data for historical periods prior to January 1, 2010 have not been retrospectively adjusted to reflect the change in accounting principle and therefore continue to reflect the accounting standards that were applicable during those historical periods.

(2) Included in cost of operations is stock compensation expense of $32.7 million, $25.8 million, $27.6 million, $29.3 million, and $29.8 million for the years ended December 31, 2012, 2011, 2010, 2009, and 2008, respectively. Included in general and administrative is stock compensation expense of $17.8 million, $17.7 million, $22.5 million, $24.3 million, and $18.9 million for the years ended December 31, 2012, 2011, 2010, 2009, and 2008, respectively.

	Years Ended December 31,				
	2012	2011	2010	2009	2008
	(In thousands, except per share amounts)				
Adjusted EBITDA[1][3]					
Adjusted EBITDA	$ 1,191,737	$ 1,009,319	$ 822,540	$ 590,077	$ 655,229
Other financial data					
Cash flows from operating activities	$ 1,134,190	$ 1,011,347	$ 902,709	$ 358,414	$ 451,019
Cash flows from investing activities	$ (2,671,350)	$(1,040,710)	$ (340,784)	$ (888,022)	$ (512,518)
Cash flows from financing activities	$ 2,209,019	$ 109,250	$ (715,675)	$ 570,189	$ (20,306)
Segment Operating data					
Private label statements generated	166,091	142,064	142,379	130,176	125,197
Credit sales	$12,523,632	$ 9,636,053	$8,773,436	$7,968,125	$7,242,422
Average credit card receivables	$ 5,927,562	$ 4,962,503	$5,025,915	$4,359,625	$3,915,658
AIR MILES reward miles issued	5,222,887	4,940,364	4,584,384	4,545,774	4,463,181
AIR MILES reward miles redeemed	4,040,876	3,633,921	3,634,821	3,326,307	3,121,799

(3) See "Use of Non-GAAP Financial Measures" set forth in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of our use of adjusted EBITDA and a reconciliation to net income, the most directly comparable GAAP financial measure.

	As of December 31,				
	2012	2011	2010	2009	2008
	(In thousands)				
Balance sheet data[1]					
Credit card receivables, net	$ 6,697,674	$5,197,690	$4,838,354	$ 616,298	$ 430,512
Redemption settlement assets, restricted	492,690	515,838	472,428	574,004	531,594
Total assets	12,000,139	8,980,249	8,272,152	5,225,667	4,341,989
Deferred revenue	1,249,061	1,226,436	1,221,242	1,146,146	995,634
Deposits	2,228,411	1,353,775	859,100	1,465,000	688,900
Asset-backed securities debt—owed to securitization investors	4,130,970	3,260,287	3,660,142	—	—
Long-term and other debt, including current maturities	2,854,839	2,183,474	1,869,772	1,782,352	1,491,275
Total liabilities	11,471,652	8,804,283	8,249,058	4,952,891	3,794,691
Total stockholders' equity	528,487	175,966	23,094	272,776	547,298

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

We are a leading provider of data-driven and transaction-based marketing and customer loyalty solutions. We offer a comprehensive portfolio of integrated outsourced marketing solutions, including customer loyalty programs, database marketing services, marketing strategy consulting, analytics and creative services, direct marketing services and private label and co-brand retail credit card programs. We focus on facilitating and managing interactions between our clients and their customers through all consumer marketing channels, including in-store, on-line, catalog, mail, telephone and email, and emerging channels such as mobile and social media. We capture and analyze data created during each customer interaction, leveraging the insight derived from that data to enable clients to identify and acquire new customers and to enhance customer loyalty. We believe that our services are becoming increasingly valuable as businesses shift marketing resources away from traditional mass marketing toward highly targeted marketing programs that provide measurable returns on marketing investments. We operate in the following reportable segments: LoyaltyOne, Epsilon, and Private Label Services and Credit.

LoyaltyOne. The LoyaltyOne segment generates revenue primarily from our coalition loyalty program, the AIR MILES Reward Program in Canada and, as such, the segment can be impacted by changes in the foreign currency exchange rate between the U.S. dollar and the Canadian dollar.

In our AIR MILES Reward Program, we primarily collect fees from our sponsors based on the number of AIR MILES reward miles issued and, in limited circumstances, the number of AIR MILES reward miles redeemed. All of the fees collected for AIR MILES reward miles issued are deferred and recognized over time.

AIR MILES reward miles issued and AIR MILES reward miles redeemed are the two primary drivers of LoyaltyOne's revenue and indicators of the success of the program. These two drivers are also important in the revenue recognition process.

- AIR MILES reward miles issued: The number of AIR MILES reward miles issued reflects the buying activity of the collectors at our participating sponsors, who pay us a fee per AIR MILES reward mile issued. The fees collected from sponsors for the issuance of AIR MILES reward miles represent future revenue and earnings for us. The service element consists of marketing and administrative services. Revenue related to the service element is determined in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Update, or ASU, 2009-13, "Multiple-Deliverable Revenue Arrangements." It is initially deferred and then amortized pro rata over the estimated life of an AIR MILES reward mile, or a period of 42 months, beginning with the issuance of the AIR MILES reward mile and ending upon its expected redemption. There have been no changes to management's estimate of the life of an AIR MILES reward mile in the period presented. With the adoption of ASU 2009-13, the residual method is no longer utilized for new sponsor agreements entered into or existing sponsor agreements that are materially modified; for these agreements, we measure the service element at its estimated selling price.
- AIR MILES reward miles redeemed: Redemptions show that collectors are redeeming AIR MILES reward miles to collect the rewards that are offered through our programs, which is an indicator of the success of the program. We recognize revenue from the redemptions of AIR MILES reward miles by collectors. The revenue related to the redemption element is based on the estimated fair value and is deferred until the collector redeems the AIR MILES reward miles or over the estimated life of an AIR MILES reward mile in the case of AIR MILES reward miles that we estimate will go unused by the collector base or "breakage." The estimate of breakage changed from 28% to 27% as of December 31, 2012. See "Discussion of Critical Accounting Policies and Estimates" and Note 11, "Deferred Revenue," of the Notes to Consolidated Financial Statements for additional information.

The number of AIR MILES reward miles issued impacts the number of future AIR MILES reward miles available to be redeemed. This can also impact our future revenue recognized with respect to the number of AIR MILES reward miles redeemed and the amount of breakage for those AIR MILES reward miles expected to go unredeemed. The estimated life of an AIR MILES reward mile and breakage are actively monitored and subject to external influences that may cause actual performance to differ from estimates.

In the fourth quarter of 2010, the AIR MILES Reward Program implemented a policy for the expiration of inactive accounts, cancelling the AIR MILES reward miles in the collector's account or closing such accounts when no AIR MILES reward miles are collected, redeemed or transferred for 24 consecutive months.

In December 2011, we introduced a new program option called AIR MILES Cash to which collectors can allocate some or all of their future AIR MILES reward miles collected. Effective March 2012, collectors were able to instantly redeem their AIR MILES reward miles collected in AIR MILES Cash towards in-store purchases at participating sponsors.

As of December 31, 2012, approximately one million collectors have enrolled in the program, which permits instant redemptions at seven sponsors. We expect to expand the number of sponsors with instant redemption capability in 2013, with a focus on high-frequency retail sponsors; however, the timing is dependent by required point of sale programming changes on the part of the sponsors. As the AIR MILES reward miles are issued and redeemed in a separate pool, the estimated life of an AIR MILES reward mile in AIR MILES Cash and related breakage are determined separately from our historical pool of AIR MILES reward miles. Our current expectation is that the estimated life of an AIR MILES Cash reward mile is relatively short. We did not recognize any breakage associated with AIR MILES Cash in 2012, and do not expect to recognize any breakage associated with AIR MILES Cash until we have sufficient evidence to make the assessment. AIR MILES Cash did not have a material impact to AIR MILES reward miles redeemed or issued in 2012 or to our 2012 results of operations.

In the fourth quarter of 2011, the AIR MILES Reward Program also implemented an expiry policy, such that all existing and future AIR MILES reward miles will have an expiry of five years, effective from December 31, 2011.

Epsilon. The Epsilon segment is a leading marketing services firm providing end-to-end, integrated marketing solutions that leverage transactional data to help clients more effectively acquire and build stronger relationships with their customers. Services include strategic consulting, customer database technologies, loyalty management, proprietary data, predictive modeling and a full range of direct and digital agency services.

Private Label Services and Credit. The Private Label Services and Credit segment provides risk management solutions, account origination, funding services, transaction processing, customer care and collection services for our more than 100 private label retail and co-branded credit card programs. Private Label Services and Credit primarily generates revenue from finance charges and late fees as well as other servicing fees. We focus our sales efforts on prime borrowers and do not target sub-prime borrowers. Additionally, economic trends can impact this segment.


Form 10-K

Private label credit sales and average credit card receivables are the two primary drivers of revenue for this segment.

- Private Label Credit Sales: This represents the dollar value of private label credit card sales that occur at our clients' point of sale terminals or through catalogs or web sites. Generally, we are paid a percentage of these sales, referred to as merchant discount, from the retailers that utilize our program. Increases in private label credit sales typically lead to higher portfolio balances as cardholders finance their purchases through our bank subsidiaries.
- Average Credit Card Receivables: This represents the average balance of outstanding receivables from our cardholders at the beginning of each month during the period in question. Customers are assessed a finance charge based on their outstanding balance at the end of a billing cycle. There are many factors that impact the outstanding balances, such as payment rates, charge-offs, recoveries and delinquencies. Management actively monitors all of these factors.

Corporate/Other. This includes corporate overhead, which is not allocated to our segments, as well as all other immaterial businesses.

Year in Review Highlights

LoyaltyOne

Revenue increased 8.8% to $919.0 million and adjusted EBITDA increased 8.8% to $236.1 million for the year ended December 31, 2012 as compared to the year ended December 31, 2011.

The LoyaltyOne segment generates revenue primarily from our coalition loyalty program in Canada and, as such, the segment can be impacted by changes in the foreign currency exchange rate between the U.S. dollar and the Canadian dollar. A weaker Canadian dollar negatively impacted the year ended December 31, 2012 as the average foreign currency exchange rate for the year ended December 31, 2012 was $1.00 as compared to $1.01 in the same prior year period, which lowered revenue and adjusted EBITDA by $10.9 million and $3.1 million, respectively.

AIR MILES reward miles redeemed during the year ended December 31, 2012 increased 11.2% as compared to the prior year due to higher collector redemptions. The introduction of a five-year expiry policy for the AIR MILES Reward Program in December 2011 stimulated redemption activity during the first half of 2012, which moderated throughout the latter half of 2012.

AIR MILES reward miles issued during the year ended December 31, 2012 increased 5.7% compared to the prior year due to positive growth in consumer credit card spending and increased promotional activity in the gas and grocer sectors.

During the year ended December 31, 2012, we signed new agreements with General Motors of Canada Limited, Michaels of Canada and Toys "R" Us, Canada to participate as sponsors in the AIR MILES Reward Program.

As of December 31, 2012, we changed our estimate of breakage from 28% to 27%. The change in estimate will have no impact on the total redemption liability, but it will reduce the amount of deferred breakage by approximately $59.0 million that is expected to be recognized over the remaining life of the AIR MILES reward mile. This change in estimate is expected to reduce earnings before taxes by approximately $28.4 million in 2013, $19.2 million in 2014, $9.9 million in 2015 and $1.5 million in 2016. We expect to offset this loss with expense reductions and higher product margins.

With respect to other international initiatives, in 2012, dotz, in which we have a 37% ownership, continued to roll-out its coalition loyalty program into additional regions. We announced the rollout of dotz into the Sao Paulo State interior in April 2012, into Fortaleza in July 2012 and into Recife in November 2012. With these expansions, the dotz program now operates in five markets in Brazil with more than 6 million consumers enrolled in the program. We expect to enter into five additional markets in Brazil during 2013. In June 2012, we acquired an additional 8% ownership interest in Direxions Global Solutions Private Ltd., a loyalty, CRM solutions and data analytics provider in India, bringing our total ownership interest to 34%. We do not expect any significant impact to our results of operations from these international initiatives in 2013.

Epsilon

Revenue increased 17.6% to $996.2 million and adjusted EBITDA increased 13.7% to $222.3 million for the year ended December 31, 2012. These increases were driven primarily by the acquisition of Aspen Marketing Holdings, Inc., or Aspen, in May 2011 and the acquisition of HMI in November 2012.

During the year ended December 31, 2012, Epsilon announced new agreements with Regis Corporation, a global leader in the hair care industry, to provide a robust email marketing platform; with Walgreens, the nation's largest drugstore chain, in support of its Balance Rewards program; with Guideposts, a leading publisher of inspirational magazines and digital content, to provide comprehensive database marketing services; and with Northwestern Mutual Life Insurance Company to manage and deploy their permission-based email newsletters and email marketing initiatives. Additionally, Epsilon expanded its relationship with Jaguar Land Rover to provide global customer relationship management and marketing services. Epsilon also signed a new multi-year agreement with Canadian Tire Corporation, one of Canada's largest general and sporting goods retailers, to host the electronic platform for Canadian Tire Corporation's customer rewards program, and also announced that The Container Store, a leading retailer of storage and organization products, has enlisted Epsilon for comprehensive data and database marketing services.

In addition, Epsilon renewed its long-standing partnership with KeyCorp, one of the nation's largest bank-based financial services businesses, to continue to provide direct marketing strategy, direct mail production, email strategy and analytics; with Brookstone, a nationwide specialty retailer of consumer products, to continue to host and manage Brookstone's customer database and continue to provide list processing and list rental fulfillment; and with Patagonia, a leading designer of sport-related apparel and accessories, where Epsilon will continue to provide comprehensive database marketing services.

On November 30, 2012, we acquired HMI, a marketing services agency. HMI offers ROI-based targeted marketing services through digital user experience design technology, customer relationship marketing, consumer promotions marketing, direct and digital shopper marketing, distributed and local area marketing, and analytical services that include brand planning and consumer insights. The acquisition enhances Epsilon's core capabilities, strengthens its competitive advantage, expands Epsilon into new industry verticals and adds a talented team of marketing professionals.

Private Label Services and Credit

Revenue increased 16.3% to $1.7 billion and adjusted EBITDA increased 21.4% to $823.2 million for the year ended December 31, 2012 as compared to the prior year.

For the year ended December 31, 2012, average credit card receivables increased 19.4% as compared to the same period in the prior year as a result of increased credit sales, stabilized payment rates, recent client signings and recent credit card portfolio acquisitions. Credit sales increased 30.0% for the year ended December 31, 2012 due to strong credit cardholder spending, recent new client signings and recent credit card portfolio acquisitions.

Delinquency rates improved to 4.0% of principal receivables at December 31, 2012, down from 4.4% at December 31, 2011. The principal net charge-off rate was 4.8% for the year ended December 31, 2012 as compared to 6.9% in the prior year period.

In 2012, we purchased the existing credit card portfolios of Pier 1 Imports, Premier Designs, Inc., The Bon-Ton Stores, Inc. and The Talbots, Inc. for a total purchase price of approximately $780.0 million.

During the year ended December 31, 2012, we announced the signing of multi-year renewal agreements to continue providing private label credit card services to Samuels Jewelers, Inc., a leading retailer of diamonds and fine jewelry; Stage Stores, Inc., a leading retailer of brand name apparel; Gordmans Stores, Inc., a national department store retailer; and Crate and Barrel, a leading home furnishing retailer. We also signed long-term extension agreements with Reed Jewelers, a leading multichannel jewelry retailer; The Buckle, Inc., a leading multichannel retailer of private label and brand name apparel, accessories and footwear; Gardner-White Furniture, a Michigan-based multichannel retailer of home furnishings and electronics; and Little Switzerland, Inc., a leading multi-channel retailer of duty-free merchandise, providing for the continuation of credit, loyalty and multi-channel marketing services.

Additionally, we signed new multi-year agreements to provide private label credit card services for *dots*, a national women's apparel and accessories retailer; RainSoft, an international company focused on water and air purification products; Westgate Resorts, a premier operator of time share and destination accommodations; True Value, a leading cooperative of retail locations offering home improvement, hardware products and garden supplies; Ideal Image, a leader among laser hair removal centers; and Blue Nile, Inc., a leading online retailer of diamonds and fine jewelry.

Discussion of Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting policies that are described in the Notes to Consolidated Financial Statements. The preparation of the consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We continually evaluate our judgments and estimates in determination of our financial condition and operating results. Estimates are based on information available as of the date of the financial statements and, accordingly, actual results could differ from these estimates, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and operating results and require management's most subjective judgments. The most critical accounting policies and estimates are described below.

Allowance for loan loss. We maintain an allowance for loan loss at a level that is appropriate to absorb probable losses inherent in credit card receivables. The allowance for loan loss covers forecasted uncollectable principal as well as unpaid interest and fees. The allowance for loan loss is evaluated monthly for adequacy. In estimating the allowance for principal loan losses, we utilize a migration analysis of delinquent and current credit card receivables. Migration analysis is a technique used to estimate the likelihood that a credit card receivable will progress through the various stages of delinquency and to charge-off. The allowance is maintained through an adjustment to the provision for loan loss. Charge-offs of principal amounts, net of recoveries, are deducted from the allowance.

Net charge-offs include the principal amount of losses from credit cardholders unwilling or unable to pay their account balances, as well as bankrupt and deceased credit cardholders, less recoveries and exclude charged-off interest, fees and fraud losses. Charged-off interest and fees reduce finance charges, net while fraud losses are recorded as an expense. Credit card receivables, including unpaid interest and fees, are charged-off at the end of the month during which an account becomes 180 days contractually past due, except in the case of customer bankruptcies or death. Credit card receivables, including unpaid interest and fees, associated with customer bankruptcies or death are charged-off at the end of each month subsequent to 60 days after the receipt of notification of the bankruptcy or death, but in any case, not later than the 180-day contractual time frame.

We record the actual charge-offs for unpaid interest and fees as a reduction to finance charges, net. In estimating the allowance for uncollectable unpaid interest and fees, we utilize historical charge-off trends, analyzing actual charge-offs for the prior three months. The allowance is maintained through an adjustment to finance charges, net.

In evaluating the allowance for loan loss for both principal and unpaid interest and fees, management also considers factors that may impact loan loss experience, including seasoning, loan volume and amounts, payment rates and forecasting uncertainties. If management used different assumptions in estimating incurred net losses, the impact to the allowance for loan loss could have a material effect on our consolidated financial condition and results of operations. For example, a 100 basis point change in management's estimate of incurred net loan losses could have resulted in a change of approximately $73.3 million in the allowance for loan loss at December 31, 2012, with a corresponding change in the provision for loan loss.

AIR MILES Reward Program. Because management has determined that the earnings process is not complete at the time an AIR MILES reward mile is issued, the recognition of revenue on all fees received based on issuance is deferred. We allocate the proceeds from issuances of AIR MILES reward miles into two components as follows:

- *Redemption element.* The redemption element is the larger of the two components. Revenue related to the redemption element is based on the estimated fair value. For this component, we recognize revenue at the time an AIR MILES reward mile is redeemed, or for those AIR MILES reward miles that we estimate will go unredeemed by the collector base, known as "breakage," over the estimated life of an AIR MILES reward mile.
- *Service element.* For this component, which consists of marketing and administrative services, revenue is determined in accordance with ASU 2009-13. It is initially deferred and then amortized pro rata over the estimated life of an AIR MILES reward mile. With the adoption of ASU 2009-13, the residual method is no longer utilized for new sponsor agreements entered into or existing sponsor agreements that are materially modified after January 1, 2011; for these agreements, we measure the service

element at its estimated selling price. Should one of the AIR MILES Reward Program's top five sponsors materially modify or renew its agreement, it could shift the allocation of deferred revenue between the service element and redemption element.

Under certain of our contracts, a portion of the proceeds is paid to us upon the issuance of AIR MILES reward miles and a portion is paid at the time of redemption and therefore, we do not have a redemption obligation related to these contracts. Revenue is recognized at the time of redemption. Under such contracts, the proceeds received at issuance are initially deferred as service revenue and revenue is recognized pro rata over the estimated life of an AIR MILES reward mile. Amounts for revenue related to the redemption element and service element are recorded in redemption revenue and transaction revenue, respectively, in the consolidated statements of income.

The amount of revenue recognized in a period is subject to the estimated life of an AIR MILES reward mile. Based on our historical analysis, we make a determination as to average life of an AIR MILES reward mile. The estimated life of an AIR MILES reward mile is 42 months. As of December 31, 2012, the estimate of breakage was changed from 28% to 27%.

Breakage and the life of an AIR MILES reward mile are based on management's estimate after viewing and analyzing various historical trends including vintage analysis, current run rates and other pertinent factors, such as the impact of macroeconomic factors and changes in the program structure.

Based on the analysis of historical redemption trends and additional statistical analysis performed, including the impact of changes in the program structure, we determined that our estimate of breakage as of December 31, 2012 has changed from 28% to 27%. The change in estimate will have no impact on the total redemption liability, but it will reduce the amount of deferred breakage by approximately $59.0 million that is expected to be recognized over the remaining life of the AIR MILES reward mile. This change in estimate is expected to reduce earnings before taxes by approximately $28.4 million in 2013, $19.2 million in 2014, $9.9 million in 2015 and $1.5 million in 2016.

As of December 31, 2012, we had $1.2 billion in deferred revenue related to the AIR MILES Reward Program that will be recognized in the future. Further information is provided in Note 11, "Deferred Revenue," of the Notes to Consolidated Financial Statements.

Stock-based compensation. We account for stock-based compensation in accordance with Accounting Standards Codification, or ASC, 718, "Compensation — Stock Compensation." Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized ratably over the requisite service period. All share-based payment awards are amortized on a straight-line basis over the awards' requisite service periods, which are generally the vesting periods. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. See Note 13, "Stockholders' Equity," of the Notes to Consolidated Financial Statements for further information regarding the application of ASC 718.

Income Taxes. We account for uncertain tax positions in accordance with ASC 740, "Income Taxes". The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of, and guidance surrounding, income tax laws and regulations change over time. Changes in our subjective assumptions and judgments can materially affect amounts recognized in the consolidated balance sheets and statements of income. See Note 16, "Income Taxes," of the Notes to Consolidated Financial Statements for additional detail on our uncertain tax positions and further information regarding ASC 740.

Recent Accounting Pronouncements

See "Recently Issued Accounting Standards" under Note 2, "Summary of Significant Accounting Policies," of the Notes to Consolidated Financial Statements for a discussion of certain accounting standards that we have not yet been required to adopt and may be applicable to our future financial condition, results of operations or cash flow.

Use of Non-GAAP Financial Measures

Adjusted EBITDA is a non-GAAP financial measure equal to income from continuing operations, the most directly comparable GAAP financial measure, plus stock compensation expense, provision for income taxes, interest expense, net, loss on the sale of assets, merger and other costs, depreciation and other amortization and amortization of purchased intangibles.

We use adjusted EBITDA as an integral part of our internal reporting to measure the performance of our reportable segments. Adjusted EBITDA is considered an important indicator of the operational strength of our businesses. Adjusted EBITDA eliminates the uneven effect across all business segments of considerable amounts of non-cash depreciation of tangible assets and amortization of intangible assets, including certain intangible assets that were recognized in business combinations. A limitation of this measure, however, is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our businesses. Management evaluates the costs of such tangible and intangible assets, as well as asset sales through other financial measures, such as capital expenditures, investment spending and return on capital and therefore the effects are excluded from adjusted EBITDA. Adjusted EBITDA also eliminates the non-cash effect of stock compensation expense. Stock compensation expense is not included in the measurement of segment adjusted EBITDA provided to the chief operating decision maker for purposes of assessing segment performance and decision making with respect to resource allocations. Therefore, we believe that adjusted EBITDA provides useful information to our investors regarding our performance and overall results of operations. Adjusted EBITDA is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, either operating income or net income as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. In addition, adjusted EBITDA is not intended to represent funds available for dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP.

The adjusted EBITDA measure presented in this Annual Report on Form 10-K may not be comparable to similarly titled measures presented by other companies, and may not be identical to corresponding measures used in our various agreements.

	Years Ended December 31,				
	2012	2011	2010	2009	2008
	(In thousands)				
Income from continuing operations	$ 422,256	$ 315,286	$195,638	$176,719	$232,552
Stock compensation expense	50,497	43,486	50,094	53,612	48,734
Provision for income taxes	260,648	198,809	115,252	86,227	147,599
Interest expense, net	291,460	298,585	318,330	144,811	80,440
Loss on the sale of assets	—	—	—	—	1,052
Merger and other costs[(1)]	—	—	—	3,422	9,056
Depreciation and other amortization	73,802	70,427	67,806	62,196	68,505
Amortization of purchased intangibles	93,074	82,726	75,420	63,090	67,291
Adjusted EBITDA	$1,191,737	$1,009,319	$822,540	$590,077	$655,229

(1) Represents investment banking, legal and accounting costs directly associated with the proposed merger with an affiliate of The Blackstone Group. Other costs represent compensation charges related to the departure of certain employees resulting from cost saving initiatives and other non-routine costs associated with the disposition of certain businesses.

Results of Continuing Operations

Year ended December 31, 2012 compared to the year ended December 31, 2011

	Year Ended December 31,		Change	
	2012	2011	$	%
	(in thousands, except percentages)			
Revenue:				
LoyaltyOne	$ 919,041	$ 844,774	$ 74,267	8.8%
Epsilon	996,210	847,136	149,074	17.6
Private Label Services and Credit	1,732,160	1,488,998	243,162	16.3
Corporate/Other	372	1,136	(764)	(67.3)
Eliminations	(6,393)	(8,757)	2,364	nm*
Total	$ 3,641,390	$3,173,287	$ 468,103	14.8%
Adjusted EBITDA[1]:				
LoyaltyOne	$ 236,094	$ 217,083	$ 19,011	8.8%
Epsilon	222,253	195,397	26,856	13.7
Private Label Services and Credit	823,241	678,334	144,907	21.4
Corporate/Other	(89,851)	(76,407)	(13,444)	17.6
Eliminations	—	(5,088)	5,088	nm*
Total	$ 1,191,737	$1,009,319	$ 182,418	18.1%
Stock compensation expense:				
LoyaltyOne	$ 9,311	$ 7,202	$ 2,109	29.3%
Epsilon	14,414	11,816	2,598	22.0
Private Label Services and Credit	8,930	6,748	2,182	32.3
Corporate/Other	17,842	17,720	122	0.7
Total	$ 50,497	$ 43,486	$ 7,011	16.1%
Depreciation and amortization:				
LoyaltyOne	$ 19,614	$ 20,253	$ (639)	(3.2)%
Epsilon	101,684	90,111	11,573	12.8
Private Label Services and Credit	42,464	35,480	6,984	19.7
Corporate/Other	3,114	7,309	(4,195)	(57.4)
Total	$ 166,876	$ 153,153	$ 13,723	9.0%
Operating income from continuing operations:				
LoyaltyOne	$ 207,169	$ 189,628	$ 17,541	9.3%
Epsilon	106,155	93,470	12,685	13.6
Private Label Services and Credit	771,847	636,106	135,741	21.3
Corporate/Other	(110,807)	(101,436)	(9,371)	9.2
Eliminations	—	(5,088)	5,088	nm*
Total	$ 974,364	$ 812,680	$ 161,684	19.9%
Adjusted EBITDA margin[2]:				
LoyaltyOne	25.7%	25.7%	—%	
Epsilon	22.3	23.1	(0.8)	
Private Label Services and Credit	47.5	45.6	1.9	
Total	32.7%	31.8%	0.9%	
Segment operating data:				
Private label statements generated	166,091	142,064	24,027	16.9%
Credit sales	$12,523,632	$9,636,053	$2,887,579	30.0%
Average credit card receivables	$ 5,927,562	$4,962,503	$ 965,059	19.4%
AIR MILES reward miles issued	5,222,887	4,940,364	282,523	5.7%
AIR MILES reward miles redeemed	4,040,876	3,633,921	406,955	11.2%

(1) Adjusted EBITDA is equal to income from continuing operations, plus stock compensation expense, provision for income taxes, interest expense, net, depreciation and amortization and amortization of purchased intangibles. For a reconciliation of adjusted EBITDA to income from continuing operations, the most directly comparable GAAP financial measure, see "Use of Non-GAAP Financial Measures" included in this report.

(2) Adjusted EBITDA margin is adjusted EBITDA divided by revenue. Management uses adjusted EBITDA margin to analyze the operating performance of the segments and the impact revenue growth has on operating expenses.

* not meaningful.

Consolidated Operating Results:

Revenue. Total revenue increased $468.1 million, or 14.8%, to $3.6 billion for the year ended December 31, 2012 from $3.2 billion for the year ended December 31, 2011. The net increase was due to the following:

- *Transaction.* Revenue increased $10.2 million, or 3.5%, to $300.8 million for the year ended December 31, 2012 due to an increase of $13.5 million in AIR MILES reward miles issuance fees, for which we provide marketing and administrative services, as a result of increases in the number of AIR MILES reward miles issued over the previous several quarters. Other servicing fees charged to our credit cardholders also increased transaction revenue by $20.5 million. These increases were offset by a decrease of $20.8 million in lower merchant fees, which are transaction fees charged to the retailer, primarily due to increased profit sharing and royalty payments associated with the signing of new clients.
- *Redemption.* Revenue increased $63.0 million, or 11.0%, to $635.5 million for the year ended December 31, 2012 due to an 11.2% increase in AIR MILES reward miles redeemed. The introduction of a five-year expiry policy to the AIR MILES Reward Program in December 2011 stimulated redemption activity through the first half of 2012.
- *Finance charges, net.* Revenue increased $241.4 million, or 17.2%, to $1.6 billion for the year ended December 31, 2012. This increase was driven by a 19.4% increase in average credit card receivables due to strong credit cardholder spending, the stabilization of customer payment rates, as well as recent client signings and credit card portfolio acquisitions, offset in part by a 50 basis point decline in gross yield related to the recent credit card portfolio acquisitions.
- *Database marketing fees and direct marketing.* Revenue increased $125.1 million, or 15.5%, to $931.5 million for the year ended December 31, 2012. The increase in revenue was driven primarily by our acquisitions of HMI and Aspen, which added $30.8 million and $92.9 million, respectively.
- *Other revenue.* Revenue increased $28.4 million, or 27.9%, to $130.1 million for the year ended December 31, 2012 due to increased revenue associated with strategic consulting initiatives. The Aspen acquisition contributed $19.0 million of this increase.

Cost of operations. Cost of operations increased $294.7 million, or 16.3%, to $2.1 billion for the year ended December 31, 2012 as compared to $1.8 billion for the year ended December 31, 2011. The increase resulted from growth across each of our segments, including the following:

- Within the LoyaltyOne segment, cost of operations increased $57.4 million due to a $19.8 million increase in the cost of fulfillment for the AIR MILES Reward Program as a result of an 11.2% increase in the number of AIR MILES reward miles redeemed. In addition, marketing expenses increased $12.1 million due to costs associated with the launch and promotion of AIR MILES Cash, and payroll and benefit costs increased $16.2 million to support new growth initiatives, including international expansion activities.
- Within the Epsilon segment, cost of operations increased $124.8 million due to the acquisitions of HMI and Aspen, which added $26.7 million and $96.9 million, respectively. Cost of operations also increased as a result of enhancements to infrastructure and security as well as a relocation of a data center to support future growth, which were mitigated by cost-saving initiatives and operational efficiencies implemented in 2012.
- Within the Private Label Services and Credit segment, cost of operations increased $115.3 million due to growth in the segment. Payroll and benefits increased $39.6 million due to an increase in the number of associates and marketing expenses increased $21.2 million due to growth in credit sales. Credit card and other expenses increased $28.4 million due to higher volumes and growth, and legal and consulting expenses also increased $8.1 million due to new initiatives.

Provision for loan loss. Provision for loan loss decreased $14.8 million, or 4.9%, to $285.5 million for the year ended December 31, 2012 as compared to $300.3 million for the year ended December 31, 2011. The decrease in the provision was a result of improved credit quality, offset in part by the growth in credit card receivables. The net charge-off rate improved 210 basis points to 4.8% for the year ended December 31, 2012 as compared to 6.9% for the year ended December 31, 2011. Delinquency rates improved to 4.0% of principal credit card receivables at December 31, 2012 from 4.4% at December 31, 2011.

General and administrative. General and administrative expenses increased $12.8 million, or 13.4%, to $108.1 million for the year ended December 31, 2012 as compared to $95.3 million for the year ended December 31, 2011. The increase was driven by payroll and benefit costs as a result of higher medical costs and an increase in expenses for our retirement savings plans, as well as the impact of the amortization of deferred gains in 2011 associated with sale-leaseback transactions that were fully amortized in April 2011.

Depreciation and other amortization. Depreciation and other amortization increased $3.4 million, or 4.8%, to $73.8 million for the year ended December 31, 2012, as compared to $70.4 million for the year ended December 31, 2011, due to additional assets placed in service resulting from capital expenditures as well as fixed assets acquired in the Aspen and HMI acquisitions.

Amortization of purchased intangibles. Amortization of purchased intangibles increased $10.3 million, or 12.5%, to $93.1 million for the year ended December 31, 2012 as compared to $82.7 million for the year ended December 31, 2011. The increase relates to $9.6 million and $2.6 million of additional amortization associated with the intangible assets acquired in the Aspen and HMI acquisitions, respectively, and additional amortization associated with the intangible assets from recent credit card portfolio acquisitions, offset in part by certain fully amortized intangible assets.

Interest expense, net. Total interest expense, net decreased $7.1 million, or 2.4%, to $291.5 million for the year ended December 31, 2012 as compared to $298.6 million for the year ended December 31, 2011. The decrease was due to the following:

- *Securitization funding costs.* Securitization funding costs decreased $33.9 million due to lower interest rates for the year ended December 31, 2012 as compared to the year ended December 31, 2011.
- *Interest expense on deposits.* Interest on deposits increased $2.1 million as increases from higher borrowings were offset by lower average interest rates.
- *Interest expense on long-term and other debt, net.* Interest expense on long-term and other debt, net increased $24.7 million due in part to an increase in borrowings resulting from the issuance of senior notes in 2012 which added $26.5 million in interest expense. In addition, the amortization of imputed interest associated with the convertible senior notes increased $8.6 million as compared to the prior year. These increases were offset by a decline in interest expense associated with our credit facility and a decline in the amortization of debt issuance costs resulting from a $2.6 million write-off in unamortized debt costs associated with the early extinguishment of certain previous term loans in the second quarter of 2011.


Form 10-K

Taxes. Income tax expense increased $61.8 million to $260.6 million for the year ended December 31, 2012 from $198.8 million for the year ended December 31, 2011 due primarily to an increase in taxable income, offset in part by a decline in the effective tax rate. The effective tax rate for the year ended December 31, 2012 declined to 38.2% as compared to 38.7% for the year ended December 31, 2011 due primarily to the result of settlements of certain state audits and statutory tax rate adjustments in Canada.

Segment Revenue and Adjusted EBITDA:

Revenue. Total revenue increased $468.1 million, or 14.8%, to $3.6 billion for the year ended December 31, 2012 from $3.2 billion for the year ended December 31, 2011. The net increase was due to the following:

- *LoyaltyOne.* Revenue increased $74.3 million, or 8.8%, to $919.0 million for the year ended December 31, 2012. Redemption revenue increased $63.0 million, or 11.0%, due to higher collector redemptions compared to the year ended December 31, 2011. The introduction of a five-year expiry policy to the AIR MILES Reward Program on December 31, 2011 stimulated redemption activity in the first half of 2012. Revenue from issuance fees, for which we provide marketing and administrative services, increased $13.5 million due to increases in the total number of AIR MILES reward miles issued over the previous several quarters. An unfavorable Canadian foreign currency exchange rate impacted revenue by $10.9 million.

- *Epsilon.* Revenue increased $149.1 million, or 17.6%, to $996.2 million for the year ended December 31, 2012. The acquisition of HMI contributed $31.0 million to revenue, while the acquisition of Aspen contributed $111.9 million to revenue. In addition, marketing technology revenue increased $8.4 million, or 2.0%, due to the expansion of services to its clients while data revenue decreased $2.7 million, or 1.4%, due to softness in consumer demographic data offerings.
- *Private Label Services and Credit.* Revenue increased $243.2 million, or 16.3%, to $1.7 billion for the year ended December 31, 2012. Finance charges and late fees increased by $241.4 million, driven by a 19.4% increase in average credit card receivables due to strong credit cardholder spending, the stabilization of customer payment rates, recent new client signings and recent credit card portfolio acquisitions. Other servicing fees charged to our credit cardholders increased by $20.5 million. These increases were offset by a decrease of $20.8 million in lower merchant fees, which are transaction fees charged to the retailer, primarily due to increased profit sharing and royalty payments associated with the signing of new clients.

Adjusted EBITDA. For purposes of the discussion below, adjusted EBITDA is equal to net income plus stock compensation expense, provision for income taxes, interest expense, net, depreciation and other amortization and amortization of purchased intangibles. Adjusted EBITDA margin is adjusted EBITDA divided by revenue. Adjusted EBITDA increased $182.4 million, or 18.1%, to $1.2 billion for the year ended December 31, 2012 from $1.0 billion for the year ended December 31, 2011. The increase was due to the following:

- *LoyaltyOne.* Adjusted EBITDA increased $19.0 million, or 8.8%, to $236.1 million for the year ended December 31, 2012. Adjusted EBITDA was positively impacted by the increase in AIR MILES reward miles redeemed, partially offset by marketing expenses associated with the launch and promotion of AIR MILES Cash and increases in costs associated with our international initiatives.
- *Epsilon.* Adjusted EBITDA increased $26.9 million, or 13.7%, to $222.3 million for the year ended December 31, 2012. Adjusted EDITDA was positively impacted by the HMI acquisition, Aspen's marketing services product lines and growth in marketing technology. The positive impacts to adjusted EBITDA were somewhat offset by higher payroll and benefit costs, costs associated with a data center relocation and incremental spending on infrastructure and security to support future growth. Adjusted EBITDA margin decreased to 22.3% for the year ended December 31, 2012 from 23.1% for the prior year. The negative impact to adjusted EBITDA margin was due to a shift in revenue mix, as agency products typically carry lower adjusted EBITDA margins, and additional costs to support future growth, as discussed above.
- *Private Label Services and Credit.* Adjusted EBITDA increased $144.9 million, or 21.4%, to $823.2 million for the year ended December 31, 2012. Adjusted EBITDA was positively impacted by the increase in finance charges, net and a decline in the provision for loan loss, each as described above, offset by higher operating costs such as payroll and benefits, marketing expenses and credit card and other expenses attributable to growth in the segment.
- *Corporate/Other.* Adjusted EBITDA decreased $13.4 million to a loss of $89.9 million for the year ended December 31, 2012. Payroll and benefit costs increased $10.5 million as a result of higher medical costs and an increase in expenses for our retirement savings plans. In addition, in 2011, we recognized $1.2 million in the amortization of deferred gains in 2011 associated with sale-leaseback transactions that were fully amortized in April 2011.

Results of Continuing Operations

Year ended December 31, 2011 compared to the year ended December 31, 2010

	Year Ended December 31,		Change	
	2011	2010	$	%
	(in thousands, except percentages)			
Revenue:				
LoyaltyOne	$ 844,774	$ 799,534	$ 45,240	5.7%
Epsilon	847,136	613,374	233,762	38.1
Private Label Services and Credit	1,488,998	1,386,274	102,724	7.4
Corporate/Other	1,136	1,866	(730)	(39.1)
Eliminations	(8,757)	(9,627)	870	nm*
Total	$3,173,287	$2,791,421	$381,866	13.7%
Adjusted EBITDA[1]:				
LoyaltyOne	$ 217,083	$ 204,554	$ 12,529	6.1%
Epsilon	195,397	152,304	43,093	28.3
Private Label Services and Credit	678,334	530,021	148,313	28.0
Corporate/Other	(76,407)	(57,875)	(18,532)	32.0
Eliminations	(5,088)	(6,464)	1,376	nm*
Total	$1,009,319	$ 822,540	$186,779	22.7%
Stock compensation expense:				
LoyaltyOne	$ 7,202	$ 10,266	$ (3,064)	(29.8)%
Epsilon	11,816	9,481	2,335	24.6
Private Label Services and Credit	6,748	7,861	(1,113)	(14.2)
Corporate/Other	17,720	22,486	(4,766)	(21.2)
Total	$ 43,486	$ 50,094	$ (6,608)	(13.2)%
Depreciation and amortization:				
LoyaltyOne	$ 20,253	$ 23,823	$ (3,570)	(15.0)%
Epsilon	90,111	77,743	12,368	15.9
Private Label Services and Credit	35,480	35,164	316	0.9
Corporate/Other	7,309	6,496	813	12.5
Total	$ 153,153	$ 143,226	$ 9,927	6.9%
Operating income from continuing operations:				
LoyaltyOne	$ 189,628	$ 170,465	$ 19,163	11.2%
Epsilon	93,470	65,080	28,390	43.6
Private Label Services and Credit	636,106	486,996	149,110	30.6
Corporate/Other	(101,436)	(86,857)	(14,579)	16.8
Eliminations	(5,088)	(6,464)	1,376	nm*
Total	$ 812,680	$ 629,220	$183,460	29.2%
Adjusted EBITDA margin[2]:				
LoyaltyOne	25.7%	25.6%	0.1%	
Epsilon	23.1	24.8	(1.7)	
Private Label Services and Credit	45.6	38.2	7.4	
Total	31.8%	29.5%	2.3%	
Segment operating data:				
Private label statements generated	142,064	142,379	(315)	(0.2)%
Credit sales	$9,636,053	$8,773,436	$862,617	9.8%
Average credit card receivables	$4,962,503	$5,025,915	$ (63,412)	(1.3)%
AIR MILES reward miles issued	4,940,364	4,584,384	355,980	7.8%
AIR MILES reward miles redeemed	3,633,921	3,634,821	(900)	—%

(1) Adjusted EBITDA is equal to income from continuing operations, plus stock compensation expense, provision for income taxes, interest expense, net, depreciation and amortization and amortization of purchased intangibles. For a reconciliation of adjusted EBITDA to income from continuing operations, the most directly comparable GAAP financial measure, see "Use of Non-GAAP Financial Measures" included in this report.

(2) Adjusted EBITDA margin is adjusted EBITDA divided by revenue. Management uses adjusted EBITDA margin to analyze the operating performance of the segments and the impact revenue growth has on operating expenses.

* not meaningful.

Consolidated Operating Results:

Revenue. Total revenue increased $381.9 million, or 13.7%, to $3.2 billion for the year ended December 31, 2011 from $2.8 billion for the year ended December 31, 2010. The net increase was due to the following:

- *Transaction.* Revenue increased $4.9 million, or 1.7%, to $290.6 million for the year ended December 31, 2011 due to the following:
  - AIR MILES reward mile issuance fees, for which we provide marketing and administrative services, increased $20.6 million. Of this increase, $7.3 million was attributable to an increase in the Canadian foreign currency exchange rate, and $13.3 million was attributable to increases in AIR MILES reward miles issued over the past several quarters.
  - Servicing fees decreased $15.7 million primarily due to a decline in merchant fees of $20.3 million due to increased profit sharing and royalty payments to certain private label services and credit clients.
- *Redemption.* Revenue increased $28.9 million, or 5.3%, to $572.5 million for the year ended December 31, 2011. A favorable foreign currency exchange rate contributed $23.8 million, supplemented by higher breakage revenue attributable to an increase in AIR MILES reward miles issued.
- *Finance charges, net.* Revenue increased $117.6 million, or 9.2%, to $1.4 billion for the year ended December 31, 2011. This increase was driven by improvement in our gross yield of 270 basis points, offset in part by a 1.3% decline in average credit card receivables as a result of higher payment rates. The expansion in our gross yield was in part due to changes in cardholder terms made throughout 2010.
- *Database marketing fees and direct marketing.* Revenue increased $204.0 million, or 33.9%, to $806.5 million for the year ended December 31, 2011. The increase in revenue was driven by our acquisitions of Aspen in 2011 and the Direct Marketing Services and Database Marketing divisions of Equifax, Inc., collectively referred to as DMS, in 2010 as well as double digit growth in our marketing technology division. Marketing technology continues to build from recent client signings and expansion of services to existing clients with revenue increasing $58.8 million, or 16.2%. The Aspen acquisition contributed $135.8 million to database marketing fees and direct marketing revenue and, within our targeting sector, the DMS acquisition added $19.2 million to revenue.
- *Other revenue.* Revenue increased $26.5 million, or 35.3%, to $101.7 million for the year ended December 31, 2011, due to the Aspen acquisition, which added $26.8 million in revenue associated with strategic consulting initiatives.

Cost of operations. Cost of operations increased $266.5 million, or 17.2%, to $1.8 billion for the year ended December 31, 2011 as compared to $1.5 billion for the year ended December 31, 2010. The increase resulted from growth across each of our segments, including the following:

- Within the LoyaltyOne segment, cost of operations increased $29.6 million, of which $25.3 million relates to the increase in the foreign currency exchange rate to $1.01 for the year ended December 31, 2011 from $0.97 for the year ended December 31, 2010. Excluding the impact of foreign currency exchange, cost of operations increased $4.3 million due to increases in costs associated with our international initiatives in 2011, offset in part by certain gains in securities realized in 2010 but not in 2011.
- Within the Epsilon segment, cost of operations increased $193.0 million due to the Aspen and DMS acquisitions, which added $137.1 million and $15.0 million to cost of operations, respectively. Excluding these acquisitions, cost of operations increased $40.9 million, which was associated with the growth of the marketing technology business where payroll related costs increased $43.5 million.
- Within the Private Label Services and Credit segment, cost of operations increased by $40.8 million from increases in payroll and benefits of $17.0 million resulting from growth and an increase in

incentive compensation due to over-performance of the segment. Credit card expenses, including marketing and collection fees and other costs increased $11.3 million and $2.9 million, respectively, due to an increase in credit sales and volumes.

Provision for loan loss. Provision for loan loss decreased $87.5 million, or 22.6%, to $300.3 million for the year ended December 31, 2011 as compared to $387.8 million for the year ended December 31, 2010. The provision was impacted by both a decline in the rate and volume of credit card receivables. Average credit card receivables declined 1.3% as a result of higher payment rates. Additionally, the net charge-off rate improved 200 basis points to 6.9% for the year ended December 31, 2011 as compared to 8.9% for 2010. The decline in the net charge-off rate reflected the continued improvement in credit quality of the credit card receivables. Net charge-off rates continue to trend lower and delinquency rates, historically a good predictor of future losses, improved to 4.4% of principal credit card receivables at December 31, 2011 from 5.4% at December 31, 2010.

General and administrative. General and administrative expenses increased $9.5 million, or 11.1%, to $95.3 million for the year ended December 31, 2011 as compared to $85.8 million for the year ended December 31, 2010. The increase was driven by higher medical and benefit costs and incentive compensation due to company performance.

Depreciation and other amortization. Depreciation and other amortization increased $2.6 million, or 3.9%, to $70.4 million for the year ended December 31, 2011 as compared to $67.8 million for the year ended December 31, 2010 due to additional capital expenditures and the Aspen acquisition.

Amortization of purchased intangibles. Amortization of purchased intangibles increased $7.3 million, or 9.7%, to $82.7 million for the year ended December 31, 2011 as compared to $75.4 million for the year ended December 31, 2010. The increase relates to $13.4 million and $5.3 million of amortization associated with the intangible assets acquired in the Aspen and DMS acquisitions, respectively, offset in part by certain fully amortized intangible assets at Epsilon.

Interest expense, net. Total interest expense, net decreased $19.7 million, or 6.2%, to $298.6 million for the year ended December 31, 2011 from $318.3 million for the year ended December 31, 2010. The decrease was due to the following:

- *Securitization funding costs.* Securitization funding costs decreased $28.4 million to $126.7 million primarily as a result of changes in the valuation in our interest rate swaps. In the year ended December 31, 2011, we incurred a gain of $31.7 million in the valuation of our interest rate swaps as compared to a gain of $8.7 million in the prior year, which resulted in a net benefit of $23.0 million from the valuation of our interest rate swaps. Interest on asset-backed securities debt decreased $9.8 million due to lower average borrowings for 2011 versus 2010.
- *Interest expense on deposits.* Interest on deposits decreased $6.4 million to $23.1 million due to lower average rates and lower average borrowings for the year ended December 31, 2011 as compared to the year ended December 31, 2010.
- *Interest expense on long-term and other debt, net.* Interest expense on long-term and other debt, net increased $15.0 million to $148.8 million due to a $7.7 million increase in the amortization of imputed interest associated with the convertible senior notes as compared to 2010, an increase in amortization of debt issuance costs of $4.0 million, in part due to a $2.6 million write-off of unamortized debt costs associated with the early extinguishment of term loans, and increased borrowings associated in part with the Aspen acquisition.

Taxes. Income tax expense increased $83.5 million to $198.8 million for the year ended December 31, 2011 from $115.3 million for 2010 due to an increase in taxable income. The effective tax rate increased to 38.7% for the year ended December 31, 2011 as compared to 37.1% for the year ended December 31, 2010. The 2011 effective rate increase was due to the write-off of certain deferred tax assets where the realization of such deferred tax assets was determined not to meet the more likely than not threshold. In addition, in 2010, we benefitted from the release of a previously recorded uncertain tax position related to a federal capital loss carryforward.

Loss from discontinued operations, net of taxes. There was no loss from discontinued operations for the year ended December 31, 2011. The $1.9 million loss recognized in the year ended December 31, 2010 was due to additional expense related to the terminated operations of our credit program for web and catalog retailer VENUE.

Segment Revenue and Adjusted EBITDA:

Revenue. Total revenue increased $381.9 million, or 13.7%, to $3.2 billion for the year ended December 31, 2011 from $2.8 billion for the year ended December 31, 2010. The net increase was due to the following:

- *LoyaltyOne.* Revenue increased $45.2 million, or 5.7%, to $844.8 million for the year ended December 31, 2011. Revenue benefited from a favorable foreign currency exchange rate, which represented $34.7 million of the increase. In Canadian dollars, revenue for the AIR MILES Reward Program increased CAD $12.8 million, or 1.6%. Revenue from issuance fees, for which we provide marketing and administrative services, increased CAD $13.3 million due to increases in the total number of AIR MILES reward miles issued. Redemption revenue increased a net CAD $6.8 million, or 1.2%. Although AIR MILES reward miles redeemed were flat, issuance growth over the past several quarters has increased revenue associated with breakage. These increases were offset by (1) a decline in investment revenue of CAD $4.5 million due to lower interest earned on investments and (2) a decrease in other consulting revenue.
- *Epsilon.* Revenue increased $233.8 million, or 38.1%, to $847.1 million for the year ended December 31, 2011. Marketing technology revenue continues to build from client signings in 2010 and 2011 and the expansion of services to new and existing clients, growing $58.8 million, or 16.2%. Additionally, the Aspen and DMS acquisitions added $162.6 million and $19.3 million to revenue, respectively.
- *Private Label Services and Credit.* Revenue increased $102.7 million, or 7.4%, to $1.5 billion for the year ended December 31, 2011. Finance charges and late fees increased by $117.6 million driven by an increase in our gross yield of 270 basis points, offset in part by a 1.3% decline in average credit card receivables. The expansion in our gross yield was in part due to changes in cardholder terms made throughout 2010, which positively impacted our gross yield for the year ended December 31, 2011. This increase was partially offset by a $15.0 million reduction in transaction revenue as a result of lower merchant fees.
- *Corporate/Other.* Revenue decreased slightly to $1.1 million for the year ended December 31, 2011, as we are currently earning a nominal amount of revenue related to sublease agreements.

Adjusted EBITDA. For purposes of the discussion below, adjusted EBITDA is equal to net income plus stock compensation expense, provision for income taxes, interest expense, net, depreciation and other amortization and amortization of purchased intangibles. Adjusted EBITDA margin is adjusted EBITDA divided by revenue. Adjusted EBITDA increased $186.8 million, or 22.7%, to $1.0 billion for the year ended December 31, 2011 from $822.5 million for the year ended December 31, 2010. The increase was due to the following:

- *LoyaltyOne.* Adjusted EBITDA increased $12.5 million, or 6.1%, to $217.1 million for the year ended December 31, 2011, helped by a favorable foreign currency exchange rate, which added $9.6 million to adjusted EBITDA. Adjusted EBITDA in local currency (CAD) for the AIR MILES Reward Program increased CAD $9.3 million, or 4.2%, with adjusted EBITDA margin increasing to 25.7% from 25.6%. Adjusted EBITDA benefited from the growth in AIR MILES reward miles issued and increased margins on redemptions, which were offset by both the runoff of amortized revenue and increases in international expansion costs.
- *Epsilon.* Adjusted EBITDA increased $43.1 million, or 28.3%, to $195.4 million for the year ended December 31, 2011. Adjusted EDITDA was positively impacted by double digit growth in our strategic database business and the Aspen acquisition, which added $23.2 million to adjusted EBITDA. Adjusted EBITDA margin decreased to 23.1% for the year ended December 31, 2011

from 24.8% for the year ended December 31, 2010 due to a shift in revenue mix attributable to the Aspen acquisition.

- *Private Label Services and Credit.* Adjusted EBITDA increased $148.3 million, or 28.0%, to $678.3 million for the year ended December 31, 2011 and adjusted EBITDA margin increased to 45.6% for the year ended December 31, 2011 compared to 38.2% for the year ended December 31, 2010. Adjusted EBITDA was positively impacted by the increase in our gross yield as described above and a decline in the provision for loan loss. The net charge-off rate for the year ended December 31, 2011 was 6.9% as compared to 8.9% in 2010. The decline in the net charge-off rate reflected the continued improvement in credit quality of the credit card receivables. Net charge-off rates continue to trend lower and delinquency rates, historically a good predictor of future losses, improved to 4.4% of principal credit card receivables at December 31, 2011 from 5.4% at December 31, 2010.
- *Corporate/Other.* Adjusted EBITDA decreased $18.5 million to a loss of $76.4 million for the year ended December 31, 2011 related to increases in medical and benefit costs, incentive compensation and legal and consulting costs.

Asset Quality

Our delinquency and net charge-off rates reflect, among other factors, the credit risk of our private label credit card receivables, the success of our collection and recovery efforts, and general economic conditions.

Delinquencies. A credit card account is contractually delinquent when we do not receive the minimum payment by the specified due date on the cardholder's statement. Our policy is to continue to accrue interest and fee income on all credit card accounts beyond 90 days, except in limited circumstances, until the credit card account balance and all related interest and other fees are paid or charged off, typically at 180 days delinquent. When an account becomes delinquent, a message is printed on the credit cardholder's billing statement requesting payment. After an account becomes 30 days past due, a proprietary collection scoring algorithm automatically scores the risk of the account becoming further delinquent. The collection system then recommends a collection strategy for the past due account based on the collection score and account balance and dictates the contact schedule and collections priority for the account. If we are unable to make a collection after exhausting all in-house collection efforts, we may engage collection agencies and outside attorneys to continue those efforts.

The following table presents the delinquency trends of our credit card portfolio:

	December 31, 2012	% of Total	December 31, 2011	% of Total
	(In thousands, except percentages)			
Receivables outstanding—principal	$7,097,951	100%	$5,408,862	100%
Principal receivables balances contractually delinquent:				
31 to 60 days	100,479	1.4%	78,272	1.4%
61 to 90 days	62,546	0.9	51,709	1.0
91 or more days	120,163	1.7	105,626	2.0
Total	$ 283,188	4.0%	$ 235,607	4.4%


Form 10-K

Net Charge-Offs. Our net charge-offs include the principal amount of losses from cardholders unwilling or unable to pay their account balances, as well as bankrupt and deceased credit cardholders, less recoveries and exclude charged-off interest, fees and fraud losses. Charged-off interest and fees reduce finance charges, net while fraud losses are recorded as an expense. Credit card receivables, including unpaid interest and fees, are charged-off at the end of the month during which an account becomes 180 days contractually past due, except in the case of customer bankruptcies or death. Credit card receivables, including unpaid interest and fees, associated with customer bankruptcies or death are charged-off at the end of each month subsequent to 60 days after the receipt of notification of the bankruptcy or death, but in any case, not later than the 180-day contractual time frame.

The net charge-off rate is calculated by dividing net charge-offs of principal receivables for the period by the average credit card receivables for the period. Average credit card receivables represent the average balance of the cardholder receivables at the beginning of each month in the periods indicated. The following table presents our net charge-offs for the periods indicated.

	Year Ended December 31,		
	2012	2011	2010
	(In thousands, except percentages)		
Average credit card receivables	$5,927,562	$4,962,503	$5,025,915
Net charge-offs of principal receivables	282,842	340,064	448,587
Net charge-offs as a percentage of average credit card receivables[(1)]	4.8%	6.9%	8.9%

(1) We acquired the credit card receivables of The Bon-Ton Stores, Inc. and The Talbots, Inc. in July 2012 and August 2012, respectively. Under GAAP, losses associated with purchased credit card receivables are reflected in the fair value of the purchased credit card receivables and not reported as net charge-offs. The net charge-off rate would have been 5.0% for the year ended December 31, 2012 if losses associated with the acquired credit card receivables had been reported as net charge-offs.

Liquidity and Capital Resources

Operating Activities. We generated cash flow from operating activities of $1.1 billion and $1.0 billion for the years ended December 31, 2012 and 2011, respectively. The increase in operating cash flows in 2012 was primarily due to increased profitability for the year ended December 31, 2012 as compared to 2011.

We utilize our cash flow from operations for ongoing business operations, repayments of revolving or other debt, acquisitions and capital expenditures.

Investing Activities. Cash used in investing activities was $2.7 billion and $1.0 billion for the years ended December 31, 2012 and 2011, respectively. Significant components of investing activities are as follows:

- *Credit Card Receivables Funding.* Cash decreased $1.4 billion for the year ended December 31, 2012 due to growth in our credit card receivables as compared to $578.1 million in the prior year.
- *Purchase of Credit Card Portfolios.* Cash decreased $780.0 million for the year ended December 31, 2012 due to the acquisition of existing private label credit card portfolios from Pier 1 Imports, Premier Designs, The Bon-Ton Stores, Inc. and The Talbots, Inc. During the year ended December 31, 2011, cash decreased $68.6 million due to the acquisition of existing private label credit card portfolios from J.Jill and Marathon.
- *Cash Collateral, Restricted.* Cash increased $99.0 million for the year ended December 31, 2012 as compared to $22.0 million for the year ended December 31, 2011 due to the maturing of asset-backed securities debt, as the restricted cash is released upon repayment and a decrease in excess funding deposits in 2012.
- *Payments for Acquired Businesses, Net of Cash.* For the year ended December 31, 2012, we utilized cash of $451.8 million for the HMI acquisition, which was completed on November 30, 2012, and $12.2 million for the Advecor acquisition, which was completed on December 31, 2012. For the year ended December 31, 2011, we utilized $359.1 million for the Aspen acquisition, which was completed on May 31, 2011.
- *Capital Expenditures.* Our capital expenditures increased for the year ended December 31, 2012 to $116.5 million as compared to $73.5 million for 2011 due to investments in technology, including enhancements to support future growth. We anticipate capital expenditures not to exceed approximately 3.0% of annual revenue for the foreseeable future.

Financing Activities. Cash provided by financing activities was $2.2 billion for the year ended December 31, 2012 as compared to cash provided by financing activities of $109.3 million for the year ended

December 31, 2011. Our financing activities during the year ended December 31, 2012 relate primarily to borrowings in the form of the additional term loans under the 2011 Credit Facility and the issuance of senior notes and asset-backed securities in 2012, that were offset by scheduled repayments on the 2011 Credit Facility and asset-backed securities that matured in 2012. Financing activities also included borrowings and repayments of deposits and repurchases of our common stock.

Liquidity Sources. In addition to cash generated from operating activities, our primary sources of liquidity include our credit card securitization program, deposits issued by Comenity Bank and Comenity Capital Bank, our credit agreement and issuances of equity securities. In addition to our efforts to renew and expand our current liquidity sources, we continue to seek new funding sources. We have also expanded our brokered certificates of deposits and our money market deposits to supplement liquidity for our credit card receivables.

As of December 31, 2012, we had no borrowings under our credit facility, with total availability at $915.7 million. Our total leverage ratio, as defined in our credit agreement, was 2.3 to 1 at December 31, 2012, as compared to the maximum covenant ratio of 3.5 to 1.

We believe that internally generated funds and other sources of liquidity discussed above will be sufficient to meet working capital needs, capital expenditures, and other business requirements for at least the next 12 months, including the repayment of the $805.0 million Convertible Senior Notes due 2013.

Debt

Credit Agreement. We entered into a credit agreement, dated May 24, 2011, or the Credit Agreement, among us as borrower, and ADS Alliance Data Systems, Inc., ADS Foreign Holdings, Inc., Alliance Data Foreign Holdings, Inc., Epsilon Marketing Services, LLC, Epsilon Data Management LLC, Comenity LLC and Alliance Data FHC, Inc., as guarantors, with various agents and banks. The Credit Agreement provided for a $792.5 million term loan, or the 2011 Term Loan, and a $792.5 million revolving line of credit, or the 2011 Credit Facility, with a U.S. $65.0 million sublimit for Canadian dollar borrowings and a $65.0 million sublimit for swing line loans.

On March 30, 2012, we entered into a second amendment to the Credit Agreement, through which we increased our 2011 Credit Facility by $125.0 million to $917.5 million and borrowed additional term loans in the aggregate principal amount of $125.5 million.

The Credit Agreement also includes an uncommitted accordion feature to up to $915.0 million in the aggregate allowing for future incremental borrowings, subject to certain conditions, for a maximum total facility size of $2.5 billion.

Convertible Senior Notes due 2013. In the third quarter of 2008, we issued $805.0 million aggregate principal amount of convertible senior notes maturing in August 2013, or the Convertible Senior Notes due 2013, which included an over-allotment of $105.0 million. Holders of the Convertible Senior Notes due 2013 have the right to require us to repurchase for cash all or some of their Convertible Senior Notes due 2013 upon the occurrence of certain fundamental changes.

Convertible Senior Notes due 2014. In June 2009, we issued $345.0 million aggregate principal amount of convertible senior notes maturing in May 2014, or the Convertible Senior Notes due 2014, which included an over-allotment of $45.0 million. Holders of the Convertible Senior Notes due 2014 have the right to require us to repurchase for cash all or some of their Convertible Senior Notes due 2014 upon the occurrence of certain fundamental changes.

Both the Convertible Senior Notes due 2013 and the Convertible Senior Notes due 2014 are convertible at the option of the holder based on the condition that the common stock trading price exceeded 130% of the applicable conversion price. In the third and fourth quarters of 2012, a de minimis amount of convertible senior notes were surrendered for conversion and, in each case, either have been or will be settled in cash following the completion of the applicable cash settlement averaging period.

Senior Notes Due 2017. In November 2012, we issued and sold $400 million aggregate principal amount of 5.250% senior notes due December 1, 2017, or the Senior Notes due 2017, at an issue price of 98.912% of the aggregate principal amount. The Senior Notes due 2017 accrue interest on the principal amount at the rate of 5.250% per annum from November 20, 2012, payable semiannually in arrears, on June 1 and December 1 of each year, beginning on June 1, 2013. The payment obligations under the Senior Notes due 2017 are governed by an indenture dated November 20, 2012. The Senior Notes due 2017 are unsecured and are guaranteed on a senior unsecured basis by certain of our existing and future domestic subsidiaries that guarantee our Credit Agreement.

Senior Notes Due 2020. In March 2012, we issued and sold $500 million aggregate principal amount of 6.375% senior notes due April 1, 2020, or the Senior Notes due 2020. The Senior Notes due 2020 accrue interest on the principal amount at the rate of 6.375% per annum from March 29, 2012, payable semiannually in arrears, on April 1 and October 1 of each year, beginning on October 1, 2012. The payment obligations under the Senior Notes due 2020 are governed by an indenture dated March 29, 2012. The Senior Notes due 2020 are unsecured and are guaranteed on a senior unsecured basis by certain of our existing and future domestic subsidiaries that guarantee our Credit Agreement.

As of December 31, 2012, we were in compliance with our debt covenants.

See Note 10, "Debt," of the Notes to Consolidated Financial Statements for additional information regarding our debt.

Deposits. We utilize money market deposits and certificates of deposit to finance the operating activities and fund securitization enhancement requirements of our bank subsidiaries, Comenity Bank and Comenity Capital Bank.

Beginning January 1, 2012, Comenity Bank and Comenity Capital Bank offered a demand deposit program through contractual arrangements with securities brokerage firms. As of December 31, 2012, Comenity Bank and Comenity Capital Bank had issued $254.3 million in money market deposits with interest rates that range from 0.01% to 0.26%. Money market deposits are redeemable on demand by the customer and, as such, have no scheduled maturity date.

Comenity Bank and Comenity Capital Bank issue certificates of deposit in denominations of $100,000 and $1,000, respectively, in various maturities ranging between two months and seven years and with effective annual interest rates ranging from 0.20% to 5.25%. As of December 31, 2012, we had $2.0 billion of certificates of deposit outstanding. Certificate of deposit borrowings are subject to regulatory capital requirements.

Securitization Program. We sell a majority of the credit card receivables originated by Comenity Bank to WFN Credit Company, LLC, which in turn sells them to World Financial Network Credit Card Master Trust, World Financial Network Credit Card Master Note Trust, World Financial Network Credit Card Master Note Trust II and World Financial Network Credit Card Master Trust III, or collectively, the WFN Trusts, as part of our credit card securitization program, which has been in existence since January 1996. We also sell our credit card receivables originated by Comenity Capital Bank to World Financial Capital Credit Company, LLC, which in turn sells them to World Financial Capital Master Note Trust, or the WFC Trust. These securitization programs are the primary vehicle through which we finance Comenity Bank's and Comenity Capital Bank's credit card receivables.

As of December 31, 2012, the WFN Trusts and the WFC Trust had approximately $6.6 billion of securitized credit card receivables. Securitizations require credit enhancements in the form of cash, spread deposits, additional receivables and subordinated classes. The credit enhancement is principally based on the outstanding balances of the series issued by the WFN Trusts and the WFC Trust and by the performance of the private label credit cards in these credit card securitization trusts.

Historically, we have used both public and private term asset-backed securities transactions as well as private conduit facilities as sources of funding for our credit card receivables. Private conduit facilities have been used to accommodate seasonality needs and to bridge to completion of asset-backed securitization transactions.

We have secured and continue to secure the necessary commitments to fund our portfolio of securitized credit card receivables originated by Comenity Bank and Comenity Capital Bank. However, certain of these commitments are short-term in nature and subject to renewal. There is not a guarantee that these funding sources, when they mature, will be renewed on similar terms or at all as they are dependent on the asset-backed securitization markets at the time.

At December 31, 2012, we had $4.1 billion of asset-backed securities debt — owed to securitization investors, of which $1.5 billion is due within the next 12 months.

The following table shows the maturities of borrowing commitments as of December 31, 2012 for the WFN Trusts and the WFC Trust by year:

	2013	2014	2015	2016	2017 and Thereafter	Total
			(In thousands)			
Term notes	$ 822,339	$ 250,000	$393,750	$100,000	$1,383,166	$2,949,255
Conduit facilities[1]	705,000	1,200,000	—	—	—	1,905,000
Total[2]	$1,527,339	$1,450,000	$393,750	$100,000	$1,383,166	$4,854,255

(1) Amount represents borrowing capacity, not outstanding borrowings.

(2) Total amounts do not include $1.0 billion of debt issued by the credit card securitization trusts, which was retained by us and has been eliminated in the consolidated financial statements.

Early amortization events as defined within each asset-backed securitization transaction are generally driven by asset performance. We do not believe it is reasonably likely for an early amortization event to occur due to asset performance. However, if an early amortization event were declared, the trustee of the particular credit card securitization trust would retain the interest in the receivables along with the excess interest income that would otherwise be paid to our bank subsidiary until the credit card securitization investors were fully repaid. The occurrence of an early amortization event would significantly limit or negate our ability to securitize additional credit card receivables.

See Note 10, "Debt," of the Notes to Consolidated Financial Statements for additional information regarding our asset-backed securities debt.

In February 2013, World Financial Network Credit Card Master Note Trust issued $500.0 million of term asset-backed securities to investors. The offering consisted of $375.0 million of Class A Series 2013-A asset-backed term notes that have a fixed interest rate of 1.61% per year and mature in February 2018. In addition, we retained an aggregate of $125.0 million of subordinated classes of the term asset-backed notes that will be eliminated from our consolidated financial statements.

Repurchase of Equity Securities. During 2012, 2011, and 2010, we repurchased approximately 1.0 million, 2.9 million, and 2.5 million shares of our common stock for an aggregate amount of $137.4 million, $240.9 million, and $148.7 million, respectively. We have Board authorization to acquire $400.0 million of our common stock through December 31, 2013.

Contractual Obligations. The following table highlights, as of December 31, 2012, our contractual obligations and commitments to make future payments by type and period:

	2013	2014 & 2015	2016 & 2017	2018 & Thereafter	Total
			(In thousands)		
Deposits[1]	$1,113,143	$ 753,248	$ 343,666	$ 72,152	$ 2,282,209
Asset-backed securities debt[1]	1,557,109	1,275,208	488,157	1,085,211	4,405,685
2011 Credit Facility[1]	—	—	—	—	—
2011 Term Loan[1]	53,868	127,819	781,615	—	963,302
Senior notes[1]	52,875	105,750	505,750	571,697	1,236,072
Convertible senior notes[1]	829,100	351,053	—	—	1,180,153
Operating leases	63,532	100,397	73,798	56,737	294,464
Capital leases	14	—	—	—	14
Software licenses	2,281	—	—	—	2,281
ASC 740 obligations[2]	—	—	—	—	—
Purchase obligations[3]	109,184	77,900	73,694	49,187	309,965
	$3,781,106	$2,791,375	$2,266,680	$1,834,984	$10,674,145

(1) The deposits, asset-backed securities debt, 2011 Credit Facility, 2011 Term Loan, senior notes and convertible senior notes represent our estimated debt service obligations, including both principal and interest. Interest was based on the interest rates in effect as of December 31, 2012, applied to the contractual repayment period.

(2) Does not reflect unrecognized tax benefits of $89.0 million, of which the timing remains uncertain.

(3) Purchase obligations are defined as an agreement to purchase goods or services that is enforceable and legally binding and specifying all significant terms, including the following: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and approximate timing of the transaction. The purchase obligation amounts disclosed above represent estimates of the minimum for which we are obligated and the time period in which cash outflows will occur. Purchase orders and authorizations to purchase that involve no firm commitment from either party are excluded from the above table. Purchase obligations include purchase commitments under our AIR MILES Reward Program, minimum payments under support and maintenance contracts and agreements to purchase other goods and services.

We believe that we will have access to sufficient resources to meet these commitments.

Inflation and Seasonality

Although we cannot precisely determine the impact of inflation on our operations, we do not believe that we have been significantly affected by inflation. For the most part, we have relied on operating efficiencies from scale and technology, as well as decreases in technology and communication costs, to offset increased costs of employee compensation and other operating expenses. Our revenues, earnings and cash flows are affected by increased consumer spending patterns leading up to and including the holiday shopping period in the third and fourth quarter and, to a lesser extent, during the first quarter as credit card balances are paid down.

Legislative and Regulatory Matters

In October 2012, our bank subsidiaries, World Financial Network Bank and World Financial Capital Bank, changed their names to Comenity Bank and Comenity Capital Bank, respectively.

During the third quarter of 2010, Comenity Bank changed its location to Wilmington, Delaware through the merger of the bank with an interim banking association organized under the laws of the United States and located in Wilmington, Delaware. None of the bank's assets, liabilities or contemplated business purposes changed as a result of the merger. Effective August 1, 2011, Comenity Bank converted from a national banking association and limited purpose credit card bank to a Delaware State FDIC-insured bank and limited purpose credit card bank. Comenity Bank is regulated, supervised and examined by the State of Delaware and the FDIC.

Comenity Bank is subject to various regulatory capital requirements administered by the State of Delaware and the FDIC. Comenity Capital Bank is subject to regulatory capital requirements administered by both the FDIC and the State of Utah. Failure to meet minimum capital requirements can trigger certain mandatory and possibly additional discretionary actions by regulators. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, both Comenity Bank and Comenity Capital Bank must meet specific capital guidelines that involve quantitative measures of its assets and liabilities as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Both Comenity Bank and Comenity Capital Bank are limited in the amounts that they can pay as dividends to us.

Quantitative measures established by regulations to ensure capital adequacy require Comenity Bank and Comenity Capital Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk weighted assets and of Tier 1 capital to average assets. Under the regulations, a "well capitalized" institution must have a Tier 1 capital ratio of at least 6%, a total capital ratio of at least 10% and a leverage ratio of at least 5% and not be subject to a capital directive order. An "adequately capitalized" institution must have a Tier 1 capital ratio of at least 4%, a total capital ratio of at least 8% and a leverage ratio of at least 4%, but 3% is allowed in some cases. Under these guidelines, Comenity Bank and Comenity Capital Bank are considered well capitalized. As of December 31, 2012, Comenity Capital Bank's Tier 1 capital ratio was 16.4%, total capital ratio was 17.7% and leverage ratio was 16.5%, and Comenity Capital Bank was not subject to a capital directive order. As of December 31, 2012, Comenity Bank's Tier 1 capital ratio was 14.3%, total capital ratio was 15.6% and leverage ratio was 14.7%, and Comenity Bank was not subject to a capital directive order.

On April 7, 2010, the SEC proposed revised rules for asset-backed securities offerings that, if adopted, would substantially change the disclosure, reporting and offering process for public and private offerings of asset-backed securities, including those offered under our credit card securitization program. On July 26, 2011, the SEC re-proposed certain rules relating to the registrant and transaction requirements for the shelf registration of asset-backed securities. If the revised rules for asset-backed securities are adopted in their current form, issuers of publicly offered asset-backed securities would be required to disclose more information regarding the underlying assets. In addition, the proposals would alter the safe-harbor standards for the private placement of asset-backed securities to impose informational requirements similar to those that would apply to registered public offerings of such securities. The SEC also issued an advance notice of proposed rulemaking relating to the exemptions that our credit card securitization trusts relied on in our credit card securitization program to avoid registration as investment companies. The form that these rules may ultimately take is uncertain at this time, but such rules may impact our ability or desire to issue asset-backed securities in the future.

On March 30, 2011, the SEC, the FDIC, the Board of Governors of the Federal Reserve System and certain other banking regulators proposed regulations that would mandate a five percent risk retention requirement for securitizations. We cannot predict at this time whether our existing credit card securitization programs will satisfy the new regulatory requirements or whether structural changes to those programs will be necessary. Such risk retention requirements may impact our ability or desire to issue asset-backed securities in the future.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. Our primary market risks include interest rate risk, credit risk, foreign currency exchange rate risk and redemption reward risk.

Interest Rate Risk. Interest rate risk affects us directly in our lending and borrowing activities. Our total borrowing costs were approximately $291.5 million for 2012. To manage our risk from market interest rates, we actively monitor the interest rates and the interest sensitive components to minimize the impact that changes in interest rates have on the fair value of assets, net income and cash flow. To achieve this objective, we manage our exposure to fluctuations in market interest rates by matching asset and liability repricings and through the use of fixed-rate debt instruments to the extent that reasonably favorable rates are obtainable with such arrangements. In addition, through the WFN Trusts and the WFC Trust, we enter into derivative instruments such as interest rate swaps and interest rate caps to mitigate our interest rate risk on related financial instruments or to lock the interest rate on a portion of our variable debt. We do not enter into derivative or interest rate transactions for trading or other speculative purposes.

The approach we use to quantify interest rate risk is a sensitivity analysis, which we believe best reflects the risk inherent in our business. This approach calculates the impact on pre-tax income from an instantaneous and sustained increase in interest rates of 1.0%. In 2012, a 1.0% increase in interest rates would have resulted in a decrease to fiscal year pre-tax income of approximately $12.3 million. Conversely, a corresponding decrease in interest rates would have resulted in a comparable increase to pre-tax income. Our use of this methodology to quantify the market risk of financial instruments should not be construed as an endorsement of its accuracy or the appropriateness of the related assumptions.

Credit Risk. We are exposed to credit risk relating to the credit card loans we make to our clients' customers. Our credit risk relates to the risk that consumers using the private label credit cards that we issue will not repay their revolving credit card loan balances. To minimize our risk of credit card loan write-offs, we have developed automated proprietary scoring technology and verification procedures to make risk-based origination decisions when approving new accountholders, establishing their credit limits and applying our risk-based pricing. We also utilize a proprietary collection scoring algorithm to assess accounts for collections efforts if they become delinquent; after exhausting all in-house collection efforts, we may engage collection agencies and outside attorneys to continue those efforts.

Foreign Currency Exchange Rate Risk. We are exposed to fluctuations in the exchange rate between the U.S. and the Canadian dollar through our significant Canadian operations. We generally do not hedge any of our net investment exposure in our Canadian operations. A 10% increase in the strength of the Canadian dollar versus the U.S. dollar would have resulted in an increase in pre-tax income of $22.3 million as of December 31, 2012. Conversely, a corresponding decrease in the strength of the Canadian dollar versus the U.S. dollar would result in a comparable decrease to pre-tax income.

Redemption Reward Risk. Through our AIR MILES Reward Program, we are exposed to potentially increasing reward costs associated primarily with travel rewards. To minimize the risk of rising travel reward costs, we:

- have multi-year supply agreements with several Canadian, U.S. and international airlines;
- are seeking new supply agreements with additional airlines;
- periodically alter the total mix of rewards available to collectors with the introduction of new merchandise rewards, which are typically lower cost per AIR MILES reward mile than air travel;
- allow collectors to obtain certain travel rewards using a combination of AIR MILES reward miles and cash or cash alone in addition to using AIR MILES reward miles alone; and
- periodically adjust the number of AIR MILES reward miles required to be redeemed to obtain a reward.

A 10% increase in the cost of rewards to satisfy redemptions would have resulted in a decrease in pre-tax income of $43.9 million, as of December 31, 2012. Conversely, a corresponding decrease in the cost of rewards to satisfy redemptions would result in a comparable increase to pre-tax income.

Item 8. Financial Statements and Supplementary Data.

Our consolidated financial statements begin on page F-1 of this Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2012, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15 of the Securities Exchange Act of 1934. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2012, our disclosure controls and procedures are effective. Disclosure controls and procedures are controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and include controls and procedures designed to ensure that information we are required to disclose in such reports is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Our evaluation of and conclusion on the effectiveness of internal control over financial reporting as of December 31, 2012 did not include the internal controls for the acquisition of HMI and Advecor, because of the timing of the acquisitions, which were completed on November 30, 2012 and December 31, 2012, respectively. As of December 31, 2012, HMI's financial statements constitute approximately $562.6 million of total assets, $31.0 million of revenues and $1.5 million of pre-tax income for the year then ended. As of December 31, 2012, Advecor's financial statements constitute approximately $13.4 million of total assets. In the fourth quarter of 2013, we will expand our evaluation of the effectiveness of the internal controls over financial reporting to include HMI and Advecor.

Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of internal control over financial reporting. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.* Based on this evaluation, management, with the participation of the Chief Executive Officer and Chief Financial Offer, concluded that our internal control over financial reporting was effective as of December 31, 2012.

The effectiveness of internal control over financial reporting as of December 31, 2012, has been audited by Deloitte & Touche LLP, the independent registered public accounting firm who also audited our consolidated financial statements. Deloitte & Touche's attestation report on the effectiveness of our internal control over financial reporting appears on page F-3.

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Incorporated by reference to the Proxy Statement for the 2013 Annual Meeting of our stockholders, which will be filed with the SEC not later than 120 days after December 31, 2012.

Item 11. Executive Compensation.

Incorporated by reference to the Proxy Statement for the 2013 Annual Meeting of our stockholders, which will be filed with the SEC not later than 120 days after December 31, 2012.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Incorporated by reference to the Proxy Statement for the 2013 Annual Meeting of our stockholders, which will be filed with the SEC not later than 120 days after December 31, 2012.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Incorporated by reference to the Proxy Statement for the 2013 Annual Meeting of our stockholders, which will be filed with the SEC not later than 120 days after December 31, 2012.

Item 14. Principal Accounting Fees and Services.

Incorporated by reference to the Proxy Statement for the 2013 Annual Meeting of our stockholders, which will be filed with the SEC not later than 120 days after December 31, 2012.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

a) The following documents are filed as part of this report:

(1) Financial Statements

(2) Financial Statement Schedule

(3) The following exhibits are filed as part of this Annual Report on Form 10-K or, where indicated, were previously filed and are hereby incorporated by reference.

Exhibit No.	Description
3.1	Second Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit No. 3.1 to our Registration Statement on Form S-1 filed with the SEC on March 3, 2000, File No. 333-94623).
3.2	Third Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit No. 3.1 to our Current Report on Form 8-K, filed with the SEC on December 19, 2011, File No. 001-15749).
4	Specimen Certificate for shares of Common Stock of the Registrant (incorporated by reference to Exhibit No. 4 to our Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2003, File No. 001-15749).
10.1	Office Lease between Nodenble Associates, LLC and ADS Alliance Data Systems, Inc., dated as of October 1, 2009 (incorporated by reference to Exhibit No. 10.1 to our Annual Report on Form 10-K, filed with the SEC on March 1, 2010, File No. 001-15749).
10.2	Fourth Amendment to Office Lease between FSP One Legacy Circle LLC (as successor-in-interest to Nodenble Associates, LLC) and ADS Alliance Data Systems, Inc. dated as of June 15, 2011 (incorporated by reference to Exhibit No. 10.2 to our Annual Report on Form 10-K, filed with the SEC on February 27, 2012, File No. 001-15749).
10.3	Lease Agreement, dated as of May 19, 2010 between Brandywine Operating Partnership, L.P. and ADS Alliance Data Systems, Inc. (incorporated by reference to Exhibit No. 10.13 to our Quarterly Report on Form 10-Q, filed with the SEC on August 9, 2010, File No. 001-15749).
10.4	Office Lease between Office City, Inc. and World Financial Network National Bank, dated December 24, 1986, and amended January 19, 1987, May 11, 1988, August 4, 1989 and August 18, 1999 (incorporated by reference to Exhibit No. 10.17 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623).
10.5	Fifth Amendment to Office Lease between Office City, Inc. and World Financial Network National Bank, dated March 29, 2004 (incorporated by reference to Exhibit 10.6 to our Annual Report on Form 10-K, filed with the SEC on February 28, 2008, File No. 001-15749).
10.6	Lease Agreement by and between Continental Acquisitions, Inc. and World Financial Network National Bank, dated July 2, 1990, and amended September 11, 1990, November 16, 1990 and February 18, 1991 (incorporated by reference to Exhibit No. 10.18 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623).
10.7	Fourth Amendment to Lease Agreement by and between Continental Acquisitions, Inc. and World Financial Network National Bank, dated June 1, 2000 (incorporated by reference to Exhibit No. 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on May 14, 2003, File No. 001-15749).
10.8	Fifth Amendment to Lease Agreement by and between Continental Acquisitions, Inc. and World Financial Network National Bank, dated June 30, 2001 (incorporated by reference to Exhibit No. 10.10 to our Annual Report on Form 10-K filed with the SEC on March 3, 2006, File No. 001-15749).

Exhibit No.	Description
10.9	Sixth Amendment to Lease Agreement by and between Continental Acquisitions, Inc. and World Financial Network National Bank, dated January 27, 2006 (incorporated by reference to Exhibit 10.10 to our Annual Report on Form 10-K, filed with the SEC on February 28, 2008, File No. 001-15749).
10.10	Letter Agreement by and between Continental Realty, Ltd. and ADS Alliance Data Systems, Inc., dated as of October 29, 2009 (incorporated by reference to Exhibit No. 10.10 to our Annual Report on Form 10-K, filed with the SEC on March 1, 2010, File No. 001-15749).
10.11	Seventh Amendment to Lease Agreement by and among JEL/220 W. Schrock, LLC, FEK/220 W. Schrock, LLC, CP/220 W. Schrock, LLC, NRI 220 Schrock, LLC, ADS Alliance Data Systems, Inc. and Alliance Data Systems Corporation, dated as of January 14, 2010 (incorporated by reference to Exhibit No. 10.10 to our Annual Report on Form 10-K, filed with the SEC on February 28, 2011, File No. 001-15749).
10.12	Lease Agreement by and between 601 Edgewater LLC and Epsilon Data Management, Inc., dated July 30, 2002 (incorporated by reference to Exhibit No. 10.17 to our Annual Report on Form 10-K filed with the SEC on March 4, 2005, File No. 001-15749).
10.13	First Amendment to Lease Agreement by and between 601 Edgewater LLC and Epsilon Data Management, Inc., dated August 29, 2007 (incorporated by reference to Exhibit 10.13 to our Annual Report on Form 10-K, filed with the SEC on February 28, 2008, File No. 001-15749).
10.14	Second Amendment to Lease Agreement by and between 601 Edgewater LLC and Epsilon Data Management, LLC, dated October 3, 2008 (incorporated by reference to Exhibit 10.13 to our Annual Report on Form 10-K, filed with the SEC on March 2, 2009, File No. 001-15749).
10.15	Third Amendment to Lease Agreement by and between 601 Edgewater LLC and Epsilon Data Management, LLC, dated November 10, 2009 (incorporated by reference to Exhibit No. 10.14 to our Annual Report on Form 10-K, filed with the SEC on March 1, 2010, File No. 001-15749).
10.16	Lease Agreement by and between Sterling Direct, Inc. and Sterling Properties, L.L.C., dated September 22, 1997, as subsequently assigned (incorporated by reference to Exhibit No. 10.18 to our Annual Report on Form 10-K filed with the SEC on March 4, 2005, File No. 001-15749).
10.17	First Amendment to Lease by and between Bekins Properties LLC (as successor in interest to Sterling Properties LLC) and Epsilon Data Management, LLC (as successor in interest to Sterling Direct, Inc.), dated as of September 1, 2011 (incorporated by reference to Exhibit No. 10.17 to our Annual Report on Form 10-K, filed with the SEC on February 27, 2012, File No. 001-15749).
10.18	Lease Agreement by and between KDC-Regent I Investments, LP and Epsilon Data Management, Inc., dated May 31, 2005 (incorporated by reference to Exhibit No. 10.17 to our Annual Report on Form 10-K filed with the SEC on March 3, 2006, File No. 001-15749).
10.19	Second Amendment to Lease Agreement by and between KDC-Regent I Investments, LP and Epsilon Data Management, Inc., dated May 11, 2007 (incorporated by reference to Exhibit 10.17 to our Annual Report on Form 10-K, filed with the SEC on February 28, 2008, File No. 001-15749).
10.20	Lease between 592423 Ontario Inc. and Loyalty Management Group Canada, Inc., dated November 14, 2005 (incorporated by reference to Exhibit No. 10.18 to our Annual Report on Form 10-K filed with the SEC on February 26, 2007, File No. 001-15749).
10.21	Lease Amending Agreement by and between Dundeal Canada (GP) Inc. (as successor in interest to 592423 Ontario Inc.) and LoyaltyOne, Inc., dated as of May 21, 2009 (incorporated by reference to Exhibit No. 10.19 to our Annual Report on Form 10-K, filed with the SEC on March 1, 2010, File No. 001-15749).
10.22	Lease Agreement by and between ADS Place Phase I, LLC and ADS Alliance Data Systems, Inc. dated August 25, 2006 (incorporated by reference to Exhibit No. 10.20 to our Annual Report on Form 10-K filed with the SEC on February 26, 2007, File No. 001-15749).

Exhibit No.	Description
10.23	Third Lease Amendment by and between ADS Place Phase I, LLC and ADS Alliance Data Systems, Inc. dated as of November 1, 2007 (incorporated by reference to Exhibit No. 10.21 to our Annual Report on Form 10-K, filed with the SEC on March 1, 2010, File No. 001-15749).
10.24	Lease between 2725312 Canada Inc. and Loyalty Management Group Canada Inc. dated as of February 26, 2008, as amended (incorporated by reference to Exhibit No. 10.29 to our Annual Report on Form 10-K, filed with the SEC on February 27, 2012, File No. 001-15749).
10.25	Industrial Building Lease between Aspen Marketing Services, Inc. (as successor-in-interest to Aspen Marketing, Inc.) and A. & A. Conte Joint Venture Limited Partnership dated June 3, 2003, as amended (incorporated by reference to Exhibit No. 10.30 to our Annual Report on Form 10-K, filed with the SEC on February 27, 2012, File No. 001-15749).
*10.26	Fourth Amendment to Industrial Building Lease between Aspen Marketing Services, LLC (as successor-in-interest to Aspen Marketing Services, Inc.) and A. & A. Conte Joint Venture Limited Partnership dated March 26, 2012.
*10.27	Co-Location Agreement between Epsilon Data Management, LLC and Cyrus Networks, LLC d/b/a CyrusOne dated November 15, 2011.
*10.28	Lease Agreement between NOP Cottonwood 2795, LLC and ADS Alliance Data Systems, Inc. dated as of September 21, 2010, as amended.
+10.29	Alliance Data Systems Corporation Amended and Restated Executive Deferred Compensation Plan effective January 1, 2008 (incorporated by reference to Exhibit No. 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on May 11, 2009, File No. 001-15749).
+10.30	Amended and Restated Alliance Data Systems Corporation and its Subsidiaries Stock Option and Restricted Stock Plan (incorporated by reference to Exhibit No. 10.34 to our Registration Statement on Form S-1 filed with the SEC on May 4, 2001, File No. 333-94623).
+10.31	Form of Alliance Data Systems Corporation Incentive Stock Option Agreement under the Amended and Restated Alliance Data Systems Corporation and its Subsidiaries Stock Option and Restricted Stock Plan (incorporated by reference to Exhibit No. 10.35 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623).
+10.32	Form of Alliance Data Systems Corporation Non-Qualified Stock Option Agreement under the Amended and Restated Alliance Data Systems Corporation and its Subsidiaries Stock Option and Restricted Stock Plan (incorporated by reference to Exhibit No. 10.36 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623).
+10.33	Alliance Data Systems Corporation 2003 Long-Term Incentive Plan (incorporated by reference to Exhibit No. 4.6 to our Registration Statement on Form S-8 filed with the SEC on June 18, 2003, File No. 333-106246).
+10.34	Alliance Data Systems Corporation 2005 Long-Term Incentive Plan (incorporated by reference to Exhibit A to our Definitive Proxy Statement filed with the SEC on April 29, 2005, File No. 001-15749).
+10.35	Amendment Number One to the Alliance Data Systems Corporation 2005 Long Term Incentive Plan, dated as of September 24, 2009 (incorporated by reference to Exhibit No. 10.8 to our Quarterly Report on Form 10-Q filed with the SEC on November 9, 2009, File No. 001-15749).
+10.36	Alliance Data Systems Corporation 2010 Omnibus Incentive Plan (incorporated by reference to Exhibit A to our Definitive Proxy Statement, filed with the SEC on April 20, 2010, File No. 001-15749).
+10.37	Form of Nonqualified Stock Option Agreement for awards under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (incorporated by reference to Exhibit No. 10.4 to our Current Report on Form 8-K filed with the SEC on August 4, 2005, File No. 001-15749).

Exhibit No.	Description
+10.38	Form of Canadian Nonqualified Stock Option Agreement for awards under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (incorporated by reference to Exhibit No. 10.101 to our Annual Report on Form 10-K filed with the SEC on February 26, 2007, File No. 001-15749).
+10.39	Form of Performance-Based Restricted Stock Unit Award Agreement under the 2005 Long Term Incentive Plan (2010 grant) (incorporated by reference to Exhibit No. 10.61 to our Annual Report on Form 10-K, filed with the SEC on March 1, 2010, File No. 001-15749).
+10.40	Form of Canadian Performance-Based Restricted Stock Unit Award Agreement under the 2005 Long Term Incentive Plan (2010 grant) (incorporated by reference to Exhibit No. 10.62 to our Annual Report on Form 10-K, filed with the SEC on March 1, 2010, File No. 001-15749).
+10.41	Form of Time-Based Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2010 Omnibus Incentive Plan (2011 grant) (incorporated by reference to Exhibit No. 10.1 to our Quarterly Report on Form 10-Q, filed with the SEC on May 9, 2011, File No. 001-15749).
+10.42	Form of Performance-Based Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2010 Omnibus Incentive Plan (2011 grant) (incorporated by reference to Exhibit No. 10.2 to our Quarterly Report on Form 10-Q, filed with the SEC on May 9, 2011, File No. 001-15749).
+10.43	Form of Canadian Time-Based Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2010 Omnibus Incentive Plan (2011 grant) (incorporated by reference to Exhibit No. 10.3 to our Quarterly Report on Form 10-Q, filed with the SEC on May 9, 2011, File No. 001-15749).
+10.44	Form of Canadian Performance-Based Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2010 Omnibus Incentive Plan (2011 grant) (incorporated by reference to Exhibit No. 10.4 to our Quarterly Report on Form 10-Q, filed with the SEC on May 9, 2011, File No. 001-15749).
+10.45	Form of Time-Based Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2010 Omnibus Incentive Plan (2012 grant) (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on February 23, 2012, File No. 001-15749).
+10.46	Form of Performance-Based Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2010 Omnibus Incentive Plan (2012 grant) (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K filed with the SEC on February 23, 2012, File No. 001-15749).
+10.47	Form of Time-Based Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2010 Omnibus Incentive Plan (2013 grant) (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on February 25, 2013, File No. 001-15749).
+10.48	Form of Performance-Based Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2010 Omnibus Incentive Plan (2013 grant) (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K filed with the SEC on February 25, 2013, File No. 001-15749).
+10.49	Form of Non-Employee Director Nonqualified Stock Option Agreement (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on June 13, 2005, File No. 001-15749).
+10.50	Form of Non-Employee Director Share Award Letter (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K filed with the SEC on June 13, 2005, File No. 001-15749).

Exhibit No.	Description
+10.51	Form of Non-Employee Director Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (2008 grant) (incorporated by reference to Exhibit No. 10.10 to our Quarterly Report on Form 10-Q filed with the SEC on August 8, 2008, File No. 001-15749).
*+10.52	Form of Non-employee Director Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2010 Omnibus Incentive Plan.
+10.53	Alliance Data Systems Corporation Non-Employee Director Deferred Compensation Plan (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on June 9, 2006, File No. 001-15749).
+10.54	Form of Alliance Data Systems Associate Confidentiality Agreement (incorporated by reference to Exhibit No. 10.24 to our Annual Report on Form 10-K filed with the SEC on March 12, 2003, File No. 001-15749).
+10.55	Form of Alliance Data Systems Corporation Indemnification Agreement for Officers and Directors (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on February 1, 2005, File No. 001-15749).
*+10.56	Amended and Restated Alliance Data Systems 401(k) and Retirement Savings Plan, effective January 1, 2013.
+10.57	LoyaltyOne, Inc. Registered Retirement Savings Plan, as amended (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q, filed with the SEC on May 7, 2010, File No. 001-15749).
+10.58	LoyaltyOne, Inc. Deferred Profit Sharing Plan, as amended (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q, filed with the SEC on May 7, 2010, File No. 001-15749).
+10.59	LoyaltyOne, Inc. Canadian Supplemental Executive Retirement Plan, effective as of January 1, 2009 (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q, filed with the SEC on May 7, 2010, File No. 001-15749).
+10.60	Form of Change in Control Agreement, dated as of September 25, 2003, by and between ADS Alliance Data Systems, Inc. and Edward J. Heffernan (incorporated by reference to Exhibit No. 10.1 to our Registration Statement on Form S-3 filed with the SEC on October 15, 2003, File No. 333-109713).
10.61	Amended and Restated License to Use the Air Miles Trade Marks in Canada, dated as of July 24, 1998, by and between Air Miles International Holdings N.V. and Loyalty Management Group Canada Inc. (incorporated by reference to Exhibit No. 10.43 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623) (assigned by Air Miles International Holdings N.V. to Air Miles International Trading B.V. by a novation agreement dated as of July 18, 2001).
10.62	Amended and Restated License to Use and Exploit the Air Miles Scheme in Canada, dated July 24, 1998, by and between Air Miles International Trading B.V. and Loyalty Management Group Canada Inc. (incorporated by reference to Exhibit No. 10.44 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623).
10.63	Amended and Restated Program Participation Agreement, dated as of January 1, 2013, by and between LoyaltyOne, Inc. and Bank of Montreal (incorporated by reference to Exhibit 10.1 to our Current report on Form 8-K filed with the SEC on January 14, 2013, File No. 001-15749).
10.64	Second Amended and Restated Pooling and Servicing Agreement, dated as of January 17, 1996 as amended and restated as of September 17, 1999 and August 1, 2001, by and among WFN Credit Company, LLC, World Financial Network National Bank, and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.6 to the Registration Statement on Form S-3 of world financial network credit card master trust filed with the SEC on July 5, 2001, File No. 333-60418).

Exhibit No.	Description
10.65	Omnibus Amendment, dated as of March 31, 2003, among WFN Credit Company, LLC, World Financial Network Credit Card Master Trust, World Financial Network National Bank and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4 to the Current Report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Trust on April 22, 2003, File Nos. 333-60418 and 333-60418-01).
10.66	Second Amendment to the Second Amended and Restated Pooling and Servicing Agreement, dated as of May 19, 2004, among World Financial Network National Bank, WFN Credit Company, LLC and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on August 4, 2004, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.67	Third Amendment to the Second Amended and Restated Pooling and Servicing Agreement, dated as of March 30, 2005, among World Financial Network National Bank, WFN Credit Company, LLC and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed by World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on April 4, 2005, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.68	Fourth Amendment to the Second Amended and Restated Pooling and Servicing Agreement, dated as of June 13, 2007, among World Financial Network National Bank, WFN Credit Company, LLC and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on June 15, 2007, File Nos. 333-60418 and 333-113669).
10.69	Fifth Amendment to the Second Amended and Restated Pooling and Servicing Agreement, dated as of October 26, 2007, among World Financial Network National Bank, WFN Credit Company, LLC and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on October 31, 2007, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.70	Sixth Amendment to the Second Amended and Restated Pooling and Servicing Agreement, dated as of May 27, 2008, among World Financial Network National Bank, WFN Credit Company, LLC, and The Bank of New York Trust Company, N.A. (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on May 29, 2008, File Nos. 333-60418 and 333-113669).
10.71	Seventh Amendment to the Second Amended and Restated Pooling and Servicing Agreement, dated as of June 28, 2010, among World Financial Network National Bank, WFN Credit Company, LLC, and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit No. 4.2 to the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on June 30, 2010, File Nos. 333-60418 and 333-113669).
10.72	Supplemental Agreement to Second Amended and Restated Pooling and Servicing Agreement, dated as of August 9, 2010, among World Financial Network National Bank, WFN Credit Company, LLC, and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on August 12, 2010, File Nos. 333-60418 and 333-113669).

Exhibit No.	Description
10.73	Eighth Amendment to the Second Amended and Restated Pooling and Servicing Agreement, dated as of November 9, 2011, among World Financial Network Bank, WFN Credit Company, LLC, and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on November 14, 2011, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.74	Transfer and Servicing Agreement, dated as of August 1, 2001, between WFN Credit Company, LLC, World Financial Network National Bank, and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit No. 4.3 to the Registration Statement on Form S-3 of World Financial Network Credit Card Master Trust filed with the SEC on July 5, 2001, File No. 333-60418).
10.75	First Amendment to the Transfer and Servicing Agreement, dated as of November 7, 2002, among WFN Credit Company, LLC, World Financial Network National Bank and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit No. 4.2 to the Current Report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Trust on November 20, 2002, File Nos. 333-60418 and 333-60418-01).
10.76	Third Amendment to the Transfer and Servicing Agreement, dated as of May 19, 2004, among WFN Credit Company, LLC, World Financial Network National Bank and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit No. 4.2 of the Current Report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on August 4, 2004, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.77	Fourth Amendment to the Transfer and Servicing Agreement, dated as of March 30, 2005, among WFN Credit Company, LLC, World Financial Network National Bank and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit No. 4.2 to the Current Report on Form 8-K filed by World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on April 4, 2005, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.78	Fifth Amendment to the Transfer and Servicing Agreement, dated as of June 13, 2007, among WFN Credit Company, LLC, World Financial Network National Bank and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit No. 4.2 to the Current Report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on June 15, 2007, File Nos. 333-60418 and 333-113669).
10.79	Sixth Amendment to the Transfer and Servicing Agreement, dated as of October 26, 2007, among WFN Credit Company, LLC, World Financial Network National Bank and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit No. 4.2 to the Current Report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on October 31, 2007, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.80	Seventh Amendment to Transfer and Servicing Agreement, dated as of June 28, 2010, among World Financial Network National Bank, WFN Credit Company, LLC, and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit No. 4.4 to the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on June 30, 2010, File Nos. 333-60418 and 333-113669).

Exhibit No.	Description
10.81	Supplemental Agreement to Transfer and Servicing Agreement, dated as of August 9, 2010, among World Financial Network National Bank, WFN Credit Company, LLC, and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit No. 4.3 to the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on August 12, 2010, File Nos. 333-60418 and 333-113669).
10.82	Eighth Amendment to Transfer and Servicing Agreement, dated as of June 15, 2011, among World Financial Network National Bank, WFN Credit Company, LLC, and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed with the SEC by World Financial Network Credit Card Master Note Trust and WFN Credit Company, LLC on June 15, 2011, File Nos. 333-113669 and 333-60418).
10.83	Ninth Amendment to Transfer and Servicing Agreement, dated as of November 9, 2011, among World Financial Network Bank, WFN Credit Company, LLC, and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit No. 4.3 to the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on November 14, 2011, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.84	Receivables Purchase Agreement, dated as of August 1, 2001, between World Financial Network National Bank and WFN Credit Company, LLC (incorporated by reference to Exhibit No. 4.8 to the Registration Statement on Form S-3 of World Financial Network Credit Card Master Trust filed with the SEC on July 5, 2001, File No. 333-60418).
10.85	First Amendment to Receivables Purchase Agreement, dated as of June 28, 2010, between World Financial Network National Bank and WFN Credit Company, LLC (incorporated by reference to Exhibit No. 4.3 to the Current Report on Form 8-K filed with the SEC by World Financial Network Credit Card Master Note Trust and WFN Credit Company, LLC on June 30, 2010, File Nos. 333-113669 and 333-60418).
10.86	Second Amendment to Receivables Purchase Agreement, dated as of November 9, 2011, between World Financial Network Bank and WFN Credit Company, LLC (incorporated by reference to Exhibit No. 4.2 to the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on November 14, 2011, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.87	Supplemental Agreement to Receivables Purchase Agreement, dated as of August 9, 2010, between World Financial Network National Bank and WFN Credit Company, LLC (incorporated by reference to Exhibit No. 4.2 to the Current Report on Form 8-K filed with the SEC by World Financial Network Credit Card Master Note Trust and WFN Credit Company, LLC on August 12, 2010, File Nos. 333-113669 and 333-60418).
10.88	Master Indenture, dated as of August 1, 2001, between World Financial Network Credit Card Master Note Trust and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.1 to the Registration Statement on Form S-3 filed with the SEC by WFN Credit Company, LLC and World Financial Network Credit Card Master Trust on July 5, 2001, File Nos. 333-60418 and 333-60418-01).
10.89	Supplemental Indenture No. 1, dated as of August 13, 2003, between World Financial Network Credit Card Master Note Trust and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.2 of the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC and World Financial Network Credit Card Master Trust on August 28, 2003, File Nos. 333-60418 and 333-60418-01).

Exhibit No.	Description
10.90	Supplemental Indenture No. 2, dated as of June 13, 2007, between World Financial Network Credit Card Master Note Trust and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.3 to the Current Report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on June 15, 2007, File Nos. 333-60418 and 333-113669).
10.91	Supplemental Indenture No. 3, dated as of May 27, 2008, between World Financial Network Credit Card Master Note Trust and The Bank of New York Trust Company, N.A. (incorporated by reference to Exhibit No. 4.2 to the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on May 29, 2008, File Nos. 333-60418 and 333-113669).
10.92	Supplemental Indenture No. 4, dated as of June 28, 2010, between World Financial Network Credit Card Master Note Trust and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on June 30, 2010, File Nos. 333-60418 and 333-113669).
10.93	Supplemental Indenture No. 5, dated as of February 20, 2013, between World Financial Network Credit Card Master Note Trust and Union Bank, N.A. (incorporated by reference to Exhibit No. 4.2 to the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on February 22, 2013, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.94	Agreement of Resignation, Appointment and Acceptance, dated as of June 26, 2012, by and among World Financial Network Bank, World Financial Network Credit Card Master Note Trust, The Bank of New York Mellon Trust Company, N.A., and Union Bank, N.A. (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust, and World Financial Network Credit Card Master Note Trust on June 26, 2012, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.95	Agreement of Resignation, Appointment and Acceptance, dated as of June 26, 2012, by and among WFN Credit Company, LLC, The Bank of New York Mellon Trust Company, N.A., and Union Bank, N.A. (incorporated by reference to Exhibit No. 4.2 to the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust, and World Financial Network Credit Card Master Note Trust on June 26, 2012, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.96	Series 2009-D Indenture Supplement, dated as of August 13, 2009 (incorporated by reference to Exhibit No. 4.3 to the Current Report on Form 8-K filed by World Financial Network Credit Card Master Note Trust and WFN Credit Company, LLC with the SEC on August 17, 2009, File Nos. 333-113669 and 333-60418).
10.97	Series 2010-A Indenture Supplement, dated as of July 8, 2010, between World Financial Network Credit Card Master Note Trust and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed with the SEC by World Financial Network Credit Card Master Note Trust and WFN Credit Company, LLC on July 14, 2010, File Nos. 333-113669 and 333-60418).
10.98	Series 2011-A Indenture Supplement, dated as of November 9, 2011, between World Financial Network Credit Card Master Note Trust and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on November 14, 2011, File Nos. 333-60418, 333-60418-01 and 333-113669).

Exhibit No.	Description
10.99	Series 2011-B Indenture Supplement, dated as of November 9, 2011, between World Financial Network Credit Card Master Note Trust and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit No. 4.2 to the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on November 14, 2011, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.100	Series 2012-A Indenture Supplement, dated as of April 12, 2012, between World Financial Network Credit Card Master Note Trust and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on April 16, 2012, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.101	Series 2012-B Indenture Supplement, dated as of July 19, 2012, between World Financial Network Credit Card Master Note Trust and Union Bank, N.A. (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on July 23, 2012, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.102	Series 2012-C Indenture Supplement, dated as of July 19, 2012, between World Financial Network Credit Card Master Note Trust and Union Bank, N.A. (incorporated by reference to Exhibit No. 4.2 to the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on July 23, 2012, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.103	Series 2012-D Indenture Supplement, dated as of October 5, 2012, between World Financial Network Credit Card Master Note Trust and Union Bank, N.A. (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on October 10, 2012, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.104	Series 2013-A Indenture Supplement, dated as of February 20, 2013, between World Financial Network Credit Card Master Note Trust and Union Bank, N.A. (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on February 22, 2013, File Nos. 333-60418, 333-60418-01 and 333-113669).
*10.105	Fourth Amended and Restated Service Agreement, dated as of March 1, 2011, between ADS Alliance Data Systems, Inc. and World Financial Network National Bank, as assigned to Comenity Servicing LLC effective January 1, 2013.
10.106	Assignment and Assumption of the Fourth Amended and Restated Service Agreement, dated as of January 1, 2013, ADS Alliance Data Systems, Inc., Comenity Servicing LLC and Comenity Bank, (incorporated by reference to Exhibit No. 99.1 to the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on January 4, 2013, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.107	Receivables Purchase Agreement, dated as of September 28, 2001, between World Financial Network National Bank and WFN Credit Company, LLC (incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2008, File No. 001-15749).

Exhibit No.	Description
10.108	First Amendment to Receivables Purchase Agreement, dated as of June 24, 2008, between World Financial Network National Bank and WFN Credit Company, LLC. (incorporated by reference to Exhibit 10.94 to our Annual Report on Form 10-K, filed with the SEC on March 2, 2009, File No. 001-15749).
10.109	Second Amendment to Receivables Purchase Agreement, dated as of March 30, 2010, between World Financial Network National Bank and WFN Credit Company, LLC. (incorporated by reference to Exhibit No. 10.127 to our Annual Report on Form 10-K, filed with the SEC on February 28, 2011, File No. 001-15749).
10.110	Supplemental Agreement to Receivables Purchase Agreement, dated as of August 9, 2010, between World Financial Network National Bank and WFN Credit Company, LLC. (incorporated by reference to Exhibit No. 10.128 to our Annual Report on Form 10-K, filed with the SEC on February 28, 2011, File No. 001-15749).
10.111	Third Amendment to Receivables Purchase Agreement, dated as of September 30, 2011, between World Financial Network Bank and WFN Credit Company, LLC (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2011, File No. 001-15749).
10.112	World Financial Network Credit Card Master Trust III Amended and Restated Pooling and Servicing Agreement, dated as of September 28, 2001, among WFN Credit Company, LLC, World Financial Network National Bank, and The Chase Manhattan Bank, USA, National Association (incorporated by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2008, File No. 001-15749).
10.113	First Amendment to the Amended and Restated Pooling and Servicing Agreement, dated as of April 7, 2004, among WFN Credit Company, LLC, World Financial Network National Bank, and The Chase Manhattan Bank, USA, National Association (incorporated by reference to Exhibit 10.7 to our Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2008, File No. 001-15749).
10.114	Second Amendment to the Amended and Restated Pooling and Servicing Agreement, dated as of March 23, 2005, among WFN Credit Company, LLC, World Financial Network National Bank, and The Chase Manhattan Bank, USA, National Association (incorporated by reference to Exhibit 10.8 to our Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2008, File No. 001-15749).
10.115	Third Amendment to the Amended and Restated Pooling and Servicing Agreement, dated as of October 26, 2007, among WFN Credit Company, LLC, World Financial Network National Bank, and Union Bank of California, N.A. (successor to JPMorgan Chase Bank, N.A.) (incorporated by reference to Exhibit 10.9 to our Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2008, File No. 001-15749).
10.116	Fourth Amendment to Amended and Restated Pooling and Servicing Agreement, dated as of March 30, 2010, among WFN Credit Company, LLC, World Financial Network National Bank, and Union Bank, N.A. (incorporated by reference to Exhibit 10.9 to our Quarterly Report on Form 10-Q, filed with the SEC on May 7, 2010, File No. 001-15749).
10.117	Fifth Amendment to Amended and Restated Pooling and Servicing Agreement, dated as of September 30, 2011, among WFN Credit Company, LLC, World Financial Network Bank, and Union Bank, N.A. (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2011, File No. 001-15749).
10.118	Supplemental Agreement to Amended and Restated Pooling and Servicing Agreement, dated as of August 9, 2010, among WFN Credit Company, LLC, World Financial Network National Bank, and Union Bank, N.A (incorporated by reference to Exhibit No. 10.134 to our Annual Report on Form 10-K, filed with the SEC on February 28, 2011, File No. 001-15749).

Exhibit No.	Description
10.119	Receivables Purchase Agreement, dated as of September 29, 2008, between World Financial Capital Bank and World Financial Capital Credit Company, LLC (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2008, File No. 001-15749).
10.120	Amendment No. 1 to Receivables Purchase Agreement, dated as of June 4, 2010, between World Financial Capital Bank and World Financial Capital Credit Company, LLC (incorporated by reference to Exhibit 10.11 to our Quarterly Report on Form 10-Q, filed with the SEC on August 9, 2010, File No. 001-15749).
10.121	Transfer and Servicing Agreement, dated as of September 29, 2008, among World Financial Capital Credit Company, LLC, World Financial Capital Bank and World Financial Capital Master Note Trust (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2008, File No. 001-15749).
10.122	Amendment No. 1 to Transfer and Servicing Agreement, dated as of June 4, 2010, among World Financial Capital Credit Company, LLC, World Financial Capital Bank and World Financial Capital Master Note Trust (incorporated by reference to Exhibit 10.12 to our Quarterly Report on Form 10-Q, filed with the SEC on August 9, 2010, File No. 001-15749).
10.123	Series 2006-A Indenture Supplement, dated as of April 28, 2006, among World Financial Network Credit Card Master Note Trust, World Financial Network National Bank, WFN Credit Company, LLC and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 10.122 to our Annual Report on Form 10-K, filed with the SEC on March 1, 2010, File No. 001-15749).
10.124	Amended and Restated Series 2009-VFC1 Supplement, dated as of September 28, 2012, among WFN Credit Company, LLC, World Financial Network Bank and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit No. 10.5 to our Quarterly Report on Form 10-Q, filed with the SEC on November 5, 2012, File No. 001-15749).
10.125	Second Amended and Restated Series 2009-VFN Indenture Supplement, dated as of June 1, 2012, between World Financial Capital Master Note Trust and U.S. Bank National Association (incorporated by reference to Exhibit No. 10.3 to our Quarterly Report on Form 10-Q, filed with the SEC on November 5, 2012, File No. 001-15749).
10.126	Third Amended and Restated Series 2009-VFN Indenture Supplement, dated as of June 13, 2012, between World Financial Network Credit Card Master Note Trust and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit No. 10.4 to our Quarterly Report on Form 10-Q, filed with the SEC on November 5, 2012, File No. 001-15749).
10.127	Credit Agreement, dated as of May 24, 2011, by and among Alliance Data Systems Corporation, as borrower, and certain subsidiaries parties thereto, as guarantors, SunTrust Bank and Bank of Montreal, as Co-Administrative Agents, and various other agents and lenders (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K, filed with the SEC on May 26, 2011, File No. 001-15749).
10.128	First Amendment to Credit Agreement, dated as of September 20, 2011, by and among Alliance Data Systems Corporation, as borrower, and certain subsidiaries parties thereto, as guarantors, SunTrust Bank and Bank of Montreal, as Co-Administrative Agents, and various other agents and lenders (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K, filed with the SEC on September 23, 2011, File No. 001-15749).
10.129	Second Amendment to Credit Agreement, dated as of March 30, 2012, by and among Alliance Data Systems Corporation, as borrower, and certain subsidiaries parties thereto, as guarantors, SunTrust Bank and Wells Fargo Bank, N.A., as Co-Administrative Agents, and various other agents and lenders (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K, filed with the SEC on April 2, 2012, File No. 001-15749).

Exhibit No.	Description
10.130	Indenture, dated as of July 29, 2008, by and among Alliance Data Systems Corporation and The Bank of New York Mellon Trust Company, National Association, as Trustee (including the form of the Company's 1.75% Convertible Senior Note due August 1, 2013)(incorporated by reference to Exhibit No. 4.1 to our Current Report on Form 8-K filed with the SEC on July 29, 2008, File No. 001-15749).
10.131	Form of Hedge Confirmation dated July 23, 2008 between Alliance Data Systems Corporation and each of JPMorgan Chase Bank, National Association, London Branch (represented by J.P. Morgan Securities Inc., as its agent) and Bank of America, N.A. (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K filed with the SEC on July 29, 2008, File No. 001-15749).
10.132	Form of Warrant Confirmation dated July 23, 2008 between Alliance Data Systems Corporation and each of JPMorgan Chase Bank, National Association, London Branch (represented by J.P. Morgan Securities Inc., as its agent) and Bank of America, N.A. (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K filed with the SEC on July 29, 2008, File No. 001-15749).
10.133	Form of Warrant Confirmation Amendment dated August 4, 2008 between Alliance Data Systems Corporation and each of JPMorgan Chase Bank, National Association, London Branch (represented by J.P. Morgan Securities Inc., as its agent) and Bank of America, N.A. (incorporated by reference to Exhibit No. 10.27 to our Quarterly Report on Form 10-Q filed with the SEC on August 8, 2008, File No. 001-15749).
10.134	Indenture, dated June 2, 2009, between Alliance Data Systems Corporation and The Bank of New York Mellon Trust Company, National Association, as Trustee (including the form of the Company's 4.75% Convertible Senior Note due May 15, 2014) (incorporated by reference to Exhibit No. 4.1 to our Current Report on Form 8-K, filed with the SEC on June 2, 2009, File No. 001-15749).
10.135	Form of Convertible Note Hedge confirmation, dated May 27, 2009, between Alliance Data Systems Corporation and each of J.P. Morgan Securities Inc., as agent for JPMorgan Chase Bank, National Association, Bank of America, N.A., and Barclays Capital Inc., as agent for Barclays Bank PLC (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K, filed with the SEC on June 2, 2009, File No. 001-15749).
10.136	Form of Warrant confirmation, dated May 27, 2009, between Alliance Data Systems Corporation and each of J.P. Morgan Securities Inc., as agent for JPMorgan Chase Bank, National Association, London Branch, Bank of America, N.A., and Barclays Capital Inc., as agent for Barclays Bank PLC (incorporated by reference to Exhibit No. 10.3 to our Current Report on Form 8-K, filed with the SEC on June 2, 2009, File No. 001-15749).
10.137	Form of Forward Stock Purchase Transaction, dated May 27, 2009, between Alliance Data Systems Corporation and each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, as agent for Merrill Lynch International, and Barclays Capital Inc., as agent for Barclays Bank PLC (incorporated by reference to Exhibit No. 10.4 to our Current Report on Form 8-K, filed with the SEC on June 2, 2009, File No. 001-15749).
10.138	Form of Additional Convertible Note Hedge confirmation, dated June 4, 2009, between Alliance Data Systems Corporation and each of J.P. Morgan Securities Inc., as agent for JPMorgan Chase Bank, National Association, London Branch, Bank of America, N.A., and Barclays Capital Inc., as agent for Barclays Bank PLC (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K, filed with the SEC on June 9, 2009, File No. 001-15749).


Form 10-K

Exhibit No.	Description
10.139	Form of Additional Warrant confirmation, dated June 4, 2009, between Alliance Data Systems Corporation and each of J.P. Morgan Securities Inc., as agent for JPMorgan Chase Bank, National Association, London Branch, Bank of America, N.A., and Barclays Capital Inc., as agent for Barclays Bank PLC (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K, filed with the SEC on June 9, 2009, File No. 001-15749).
10.140	Indenture, dated March 29, 2012, by and among Alliance Data Systems Corporation, as issuer, and certain subsidiaries parties thereto, as guarantors, and Wells Fargo Bank, N.A., as Trustee (including the form of the Company's 6.375% Senior Note due April 1, 2010) (incorporated by reference to Exhibit No. 4.1 to our Current Report on Form 8-K filed with the SEC on April 2, 2012, File No. 001-15749).
10.141	Indenture, dated November 20, 2012, by and among Alliance Data Systems Corporation, as issuer, and certain subsidiaries parties thereto, as guarantors, and Wells Fargo Bank, N.A., as Trustee (including the form of the Company's 5.250% Senior Note due December 1, 2017) (incorporated by reference to Exhibit No. 4.1 to our Current Report on Form 8-K filed with the SEC on November 27, 2012, File No. 001-15749).
*12.1	Statement re Computation of Ratios
*21	Subsidiaries of the Registrant
*23.1	Consent of Deloitte & Touche LLP
*31.1	Certification of Chief Executive Officer of Alliance Data Systems Corporation pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended.
*31.2	Certification of Chief Financial Officer of Alliance Data Systems Corporation pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended.
*32.1	Certification of Chief Executive Officer of Alliance Data Systems Corporation pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code.
*32.2	Certification of Chief Financial Officer of Alliance Data Systems Corporation pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code.
*101.INS	XBRL Instance Document
*101.SCH	XBRL Taxonomy Extension Schema Document
*101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
*101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
*101.LAB	XBRL Taxonomy Extension Label Linkbase Document
*101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith

\+ Management contract, compensatory plan or arrangement

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
ALLIANCE DATA SYSTEMS CORPORATION

Form 10-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Alliance Data Systems Corporation
Plano, Texas

We have audited the accompanying consolidated balance sheets of Alliance Data Systems Corporation and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Alliance Data Systems Corporation and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Dallas, Texas
February 28, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Alliance Data Systems Corporation
Plano, Texas

We have audited the internal control over financial reporting of Alliance Data Systems Corporation and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at HMI Holding Corp. and Solution Set Holding Corp. (collectively, "HMI") and Advecor, Inc. ("Advecor"), which were acquired on November 30, 2012 and December 31, 2012, respectively. As of December 31, 2012, HMI's financial statements constitute approximately $562.6 million of total assets, $31.0 million of revenues and $1.5 million of pre-tax income for the year then ended. As of December 31, 2012, Advecor's financial statements constitute approximately $13.4 million of total assets. Accordingly, our audit did not include the internal control over financial reporting at HMI and Advecor. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.


Form 10-K

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2012 of the Company and our report dated February 28, 2013 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte & Touche LLP

Dallas, Texas
February 28, 2013

ALLIANCE DATA SYSTEMS CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2011
	(In thousands, except per share amounts)	
ASSETS		
Cash and cash equivalents	$ 893,352	$ 216,213
Trade receivables, less allowance for doubtful accounts ($3,919 and $2,406 at December 31, 2012 and 2011, respectively)	370,110	300,895
Credit card receivables:		
Credit card receivables — restricted for securitization investors	6,597,120	4,886,168
Other credit card receivables	852,512	779,843
Total credit card receivables	7,449,632	5,666,011
Allowance for loan loss	(481,958)	(468,321)
Credit card receivables, net	6,967,674	5,197,690
Deferred tax asset, net	237,268	252,303
Other current assets	171,049	121,589
Redemption settlement assets, restricted	492,690	515,838
Assets of discontinued operations	—	2,439
Total current assets	9,132,143	6,606,967
Property and equipment, net	253,028	195,397
Deferred tax asset, net	30,027	43,408
Cash collateral, restricted	65,160	158,727
Intangible assets, net	582,874	383,646
Goodwill	1,751,053	1,449,363
Other non-current assets	185,854	142,741
Total assets	$12,000,139	$ 8,980,249
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 215,470	$ 149,812
Accrued expenses	274,625	206,621
Deposits	1,092,753	642,567
Asset-backed securities debt — owed to securitization investors	1,474,054	1,694,198
Current debt	803,269	19,834
Other current liabilities	117,283	105,888
Deferred revenue	1,055,323	1,036,251
Total current liabilities	5,032,777	3,855,171
Deferred revenue	193,738	190,185
Deferred tax liability, net	277,354	151,746
Deposits	1,135,658	711,208
Asset-backed securities debt — owed to securitization investors	2,656,916	1,566,089
Long-term and other debt	2,051,570	2,163,640
Other liabilities	123,639	166,244
Total liabilities	11,471,652	8,804,283
Commitments and contingencies (Note 12)		
Stockholders' equity:		
Common stock, $0.01 par value; authorized, 200,000 shares; issued, 94,963 shares and 94,141 shares at December 31, 2012 and 2011, respectively	950	941
Additional paid-in capital	1,454,230	1,387,773
Treasury stock, at cost, 45,360 shares and 44,311 shares at December 31, 2012 and 2011, respectively	(2,458,092)	(2,320,696)
Retained earnings	1,553,260	1,131,004
Accumulated other comprehensive loss	(21,861)	(23,056)
Total stockholders' equity	528,487	175,966
Total liabilities and stockholders' equity	$12,000,139	$ 8,980,249

See accompanying notes to consolidated financial statements.

ALLIANCE DATA SYSTEMS CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2012	2011	2010
	(In thousands, except per share amounts)		
Revenues			
Transaction	$ 300,801	$ 290,582	$ 285,717
Redemption	635,536	572,499	543,626
Finance charges, net	1,643,405	1,402,041	1,284,432
Database marketing fees and direct marketing services	931,533	806,470	602,500
Other revenue	130,115	101,695	75,146
Total revenue	3,641,390	3,173,287	2,791,421
Operating expenses			
Cost of operations (exclusive of depreciation and amortization disclosed separately below)	2,106,612	1,811,882	1,545,380
Provision for loan loss	285,479	300,316	387,822
General and administrative	108,059	95,256	85,773
Depreciation and other amortization	73,802	70,427	67,806
Amortization of purchased intangibles	93,074	82,726	75,420
Total operating expenses	2,667,026	2,360,607	2,162,201
Operating income	974,364	812,680	629,220
Interest expense			
Securitization funding costs	92,808	126,711	155,084
Interest expense on deposits	25,181	23,078	29,456
Interest expense on long-term and other debt, net	173,471	148,796	133,790
Total interest expense, net	291,460	298,585	318,330
Income from continuing operations before income taxes	682,904	514,095	310,890
Provision for income taxes	260,648	198,809	115,252
Income from continuing operations	$ 422,256	$ 315,286	$ 195,638
Loss from discontinued operations, net of taxes	—	—	(1,901)
Net income	$ 422,256	$ 315,286	$ 193,737
Basic income (loss) per share:			
Income from continuing operations	$ 8.44	$ 6.22	$ 3.72
Loss from discontinued operations	$ —	$ —	$ (0.03)
Net income per share	$ 8.44	$ 6.22	$ 3.69
Diluted income (loss) per share:			
Income from continuing operations	$ 6.58	$ 5.45	$ 3.51
Loss from discontinued operations	$ —	$ —	$ (0.03)
Net income per share	$ 6.58	$ 5.45	$ 3.48
Weighted average shares:			
Basic	50,008	50,687	52,534
Diluted	64,143	57,804	55,710

See accompanying notes to consolidated financial statements.

ALLIANCE DATA SYSTEMS CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,		
	2012	2011	2010
		(In thousands)	
Net income	$422,256	$315,286	$193,737
Adoption of ASC 860 and ASC 810	—	—	55,881
Other comprehensive income (loss), net of tax			
Net unrealized gain (loss) on securities, net of tax (benefit) expense of $(377), $251 and $(3) for the years ended December 31, 2012, 2011 and 2010, respectively	3,368	27,035	(12,939)
Foreign currency translation adjustments	(2,173)	(15,591)	(11,701)
Other comprehensive income (loss)	1,195	11,444	(24,640)
Total comprehensive income, net of tax	$423,451	$326,730	$224,978

See accompanying notes to consolidated financial statements.

ALLIANCE DATA SYSTEMS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-In	Treasury	Retained	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Amount	Capital	Stock	Earnings	Income (Loss)	Equity
				(In thousands)			
January 1, 2010	91,121	$911	$1,235,669	$(1,931,102)	$1,033,039	$(65,741)	$ 272,776
Net income	—	—	—	—	193,737	—	193,737
Effects of adoption of ASC 860 and ASC 810	—	—	—	—	(411,058)	55,881	(355,177)
Other comprehensive loss	—	—	—	—	—	(24,640)	(24,640)
Stock-based compensation	—	—	50,094	—	—	—	50,094
Repurchases of common stock	—	—	—	(148,717)	—	—	(148,717)
Other common stock issued, including income tax benefits	1,676	17	35,004	—	—	—	35,021
December 31, 2010	92,797	$928	$1,320,767	$(2,079,819)	$ 815,718	$(34,500)	$ 23,094
Net income	—	—	—	—	315,286	—	315,286
Other comprehensive income	—	—	—	—	—	11,444	11,444
Stock-based compensation	—	—	43,486	—	—	—	43,486
Repurchases of common stock	—	—	—	(240,877)	—	—	(240,877)
Other common stock issued, including income tax benefits	1,344	13	23,520	—	—	—	23,533
December 31, 2011	94,141	$941	$1,387,773	$(2,320,696)	$1,131,004	$(23,056)	$ 175,966
Net income	—	—	—	—	422,256	—	422,256
Other comprehensive income	—	—	—	—	—	1,195	1,195
Stock-based compensation	—	—	50,497	—	—	—	50,497
Repurchases of common stock	—	—	—	(137,396)	—	—	(137,396)
Other common stock issued, including income tax benefits	822	9	15,960	—	—	—	15,969
December 31, 2012	94,963	$950	$1,454,230	$(2,458,092)	$1,553,260	$(21,861)	$ 528,487

See accompanying notes to consolidated financial statements.

ALLIANCE DATA SYSTEMS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2012	2011	2010
	(In thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 422,256	$ 315,286	$ 193,737
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	166,876	153,153	143,226
Deferred income taxes	102,266	47,037	19,061
Provision for loan loss	285,479	300,316	390,822
Non-cash stock compensation	50,497	43,486	50,094
Fair value gain on interest-rate derivatives	(29,592)	(31,728)	(8,725)
Amortization of discount on debt	82,452	73,787	66,131
Change in operating assets and liabilities, net of acquisitions:			
Change in trade accounts receivable	(49,219)	(32,158)	(44,040)
Change in other assets	21,751	35,045	32,524
Change in accounts payable and accrued expenses	115,114	53,676	61,164
Change in deferred revenue	(11,225)	33,341	11,485
Change in other liabilities	(13,146)	31,944	9,431
Excess tax benefits from stock-based compensation	(20,199)	(15,028)	(12,959)
Other	10,880	3,190	(9,242)
Net cash provided by operating activities	1,134,190	1,011,347	902,709
CASH FLOWS FROM INVESTING ACTIVITIES:			
Change in redemption settlement assets	37,232	(49,179)	52,352
Change in restricted cash	(46,837)	98,408	2,891
Change in credit card receivables	(1,371,352)	(578,058)	(239,433)
Purchase of credit card portfolios	(780,003)	(68,554)	—
Change in cash collateral, restricted	99,035	22,046	32,068
Payments for acquired businesses, net of cash	(463,964)	(359,076)	(117,000)
Capital expenditures	(116,455)	(73,502)	(68,755)
Purchases of marketable securities	(34,069)	(14,809)	(4,965)
Maturities/sales of marketable securities	15,651	—	—
Investments in the stock of investees	(921)	(17,986)	(500)
Other	(9,667)	—	2,558
Net cash used in investing activities	(2,671,350)	(1,040,710)	(340,784)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Borrowings under debt agreements	1,095,148	3,256,500	1,507,000
Repayment of borrowings	(506,214)	(3,012,682)	(1,462,806)
Issuances of deposits	1,866,213	1,180,284	177,600
Repayments of deposits	(991,577)	(685,609)	(783,500)
Borrowings from asset-backed securities	2,543,892	2,179,721	1,147,943
Repayments/maturities of asset-backed securities	(1,673,209)	(2,579,577)	(1,173,735)
Payment of capital lease obligations	(22)	(3,925)	(23,171)
Payment of deferred financing costs	(40,267)	(29,025)	(3,102)
Excess tax benefits from stock-based compensation	20,199	15,028	12,959
Proceeds from issuance of common stock	20,696	29,412	33,854
Purchase of treasury shares	(125,840)	(240,877)	(148,717)
Net cash provided by (used in) financing activities	2,209,019	109,250	(715,675)
Effect of exchange rate changes on cash and cash equivalents	5,280	(2,788)	(2,067)
Change in cash and cash equivalents	677,139	77,099	(155,817)
Cash effect on adoption of ASC 860 and ASC 810	—	—	81,553
Cash and cash equivalents at beginning of year	216,213	139,114	213,378
Cash and cash equivalents at end of year	$ 893,352	$ 216,213	$ 139,114
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid	$ 215,708	$ 231,049	$ 241,357
Income taxes paid, net	$ 137,838	$ 123,480	$ 44,723

See accompanying notes to consolidated financial statements.

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of the Business—Alliance Data Systems Corporation ("ADSC" or, including its wholly-owned subsidiaries and its consolidated variable interest entities, the "Company") is a leading provider of transaction-based data-driven marketing and loyalty solutions. The Company offers a comprehensive portfolio of integrated outsourced marketing solutions, including customer loyalty programs, database marketing services, marketing strategy consulting, analytics and creative services, direct marketing services and private label and co-brand retail credit card programs. The Company focuses on facilitating and managing interactions between its clients and their customers through all consumer marketing channels, including in-store, on-line, catalog, mail, telephone and email, and emerging channels such as mobile and social media. The Company captures and analyzes data created during each customer interaction, leveraging the insight derived from that data to enable clients to identify and acquire new customers and enhance customer loyalty.

The Company operates in the following reportable segments: LoyaltyOne®, Epsilon®, and Private Label Services and Credit.

LoyaltyOne includes the Company's Canadian AIR MILES® Reward Program. Epsilon provides end-to-end, integrated direct marketing solutions that combine database marketing technology and analytics with a broad range of direct marketing services, including email marketing campaigns. Private Label Services and Credit encompasses credit card processing, billing and payment processing, customer care and collections services for private label retailers as well as private label retail credit card receivables financing, including securitization of the credit card receivables that it underwrites from its private label retail credit card programs.

Effective October 1, 2012, the Company's subsidiaries World Financial Network Bank and World Financial Capital Bank changed their names to Comenity Bank and Comenity Capital Bank, respectively. These name changes have been reflected in the Notes to the Consolidated Financial Statements.

For purposes of comparability, certain prior period amounts have been reclassified to conform to the current year presentation in accordance with accounting principles generally accepted in the United States of America ("GAAP").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The accompanying consolidated financial statements include the accounts of ADSC and its wholly-owned subsidiaries. All intercompany transactions have been eliminated.

The Company also consolidates any variable interest entity ("VIE") for which the Company is the primary beneficiary. In accordance with Accounting Standards Codification ("ASC") 860, "Transfers and Servicing," and ASC 810, "Consolidation," the Company is the primary beneficiary of World Financial Network Credit Card Master Trust ("Master Trust"), World Financial Network Credit Card Master Note Trust ("Master Trust I"), World Financial Network Credit Card Master Note Trust II ("Master Trust II") and World Financial Network Credit Card Master Trust III ("Master Trust III") (collectively, the "WFN Trusts"), and World Financial Capital Master Note Trust (the "WFC Trust"). The Company is deemed to be the primary beneficiary for the WFN Trusts and the WFC Trust, as it is the servicer for each of the trusts and is a holder of the residual interest. The Company, through its involvement in the activities of the trusts, has the power to direct the activities that most significantly impact the economic performance of the trust, and the obligation (or right) to absorb losses (or receive benefits) of the trust that could potentially be significant.

For investments in any entities in which the Company owns 50% or less of the outstanding voting stock but in which the Company has significant influence over operating and financial decisions, the Company applies the equity method of accounting. In cases where the Company's equity investment is less than 20% and significant influence does not exist, such investments are carried at cost.

Cash and Cash Equivalents—The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Credit Card Receivables—The Company sells a majority of the credit card receivables originated by Comenity Bank to WFN Credit Company, LLC, which in turn sells them to the WFN Trusts as part of a securitization program. The Company also sells its credit card receivables originated by Comenity Capital Bank to World Financial Capital Credit Company, LLC which in turn sells them to the WFC Trust. The credit card receivables sold to each of the trusts are restricted for securitization investors.

Credit card receivables consist of credit card receivables held for investment and credit card receivables held for sale, if any. All new originations of credit card receivables (except for the amount of new credit card receivables related to existing securitized portfolios transferred to the WFN Trusts or the WFC Trust during the term of a securitization) are deemed to be held for investment at origination because management has the intent and ability to hold them for the foreseeable future. Management makes judgments about the Company's ability to fund these credit card receivables through means other than securitization, such as money market deposits, certificates of deposit and other borrowings. In determining what constitutes the foreseeable future, management considers the short average life and homogenous nature of the Company's credit card receivables. In assessing whether these credit card receivables continue to be held for investment, management also considers capital levels and scheduled maturities of funding instruments used. Management believes that the assertion regarding its intent and ability to hold credit card receivables for the foreseeable future can be made with a high degree of certainty given the maturity distribution of the Company's money market deposits, certificates of deposit and other funding instruments; the historic ability to replace maturing certificates of deposits and other borrowings with new deposits or borrowings; and historic credit card payment activity. Due to the homogenous nature of credit card receivables, amounts are classified as held for investment on an individual client portfolio basis.

Credit card receivables held for sale are determined on an individual client portfolio basis. The Company carries these assets at the lower of aggregate cost or fair value. Cash flows associated with credit card portfolios that are purchased with the intent to sell are included in cash flows from operating activities. Cash flows associated with credit card receivables originated or purchased for investment are classified as investing cash flows, regardless of a subsequent change in intent.

Allowance for Loan Loss—The Company maintains an allowance for loan loss at a level that is appropriate to absorb probable losses inherent in credit card receivables. The allowance for loan loss covers forecasted uncollectable principal as well as unpaid interest and fees. The allowance for loan loss is evaluated monthly for adequacy.

In estimating the allowance for principal loan losses, management utilizes a migration analysis of delinquent and current credit card receivables. Migration analysis is a technique used to estimate the likelihood that a credit card receivable will progress through the various stages of delinquency and to charge-off. The allowance is maintained through an adjustment to the provision for loan loss. Charge-offs of principal amounts, net of recoveries are deducted from the allowance.

In estimating the allowance for uncollectable unpaid interest and fees, the Company utilizes historical charge-off trends, analyzing actual charge-offs for the prior three months. The allowance is maintained through an adjustment to finance charges, net.

In evaluating the allowance for loan loss for both principal and unpaid interest and fees, management also considers factors that may impact loan loss experience, including seasoning, loan volume and amounts, payment rates and forecasting uncertainties.

Allowance for Doubtful Accounts—The Company analyzes the appropriateness of its allowance for doubtful accounts based on the Company's assessment of various factors, including historical experience, the age of the accounts receivable balance, customer credit-worthiness, current economic trends, and changes in its customer payment terms and collection trends. Account balances are charged off against the allowance after all reasonable means of collection have been exhausted and the potential for recovery is considered remote.

Redemption Settlement Assets, Restricted—The cash and investments related to the redemption fund for the AIR MILES Reward Program are subject to a security interest which is held in trust for the benefit of funding redemptions by collectors. These assets are restricted to funding rewards for the collectors by certain of the Company's sponsor contracts. The investments are stated at fair value, with the unrealized gains and losses, net of tax, reported as a component of accumulated other comprehensive (loss) income. Investments that the Company does not have the positive intent and ability to hold to maturity are classified as available-for-sale.

Property and Equipment—Furniture, equipment, computer software and development, buildings and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Land is carried at cost and is not depreciated. Depreciation and amortization for furniture, equipment and buildings are computed on a straight-line basis, using estimated lives ranging from one to twenty-one years. Software development is capitalized in accordance with ASC 350-40, "Intangibles — Goodwill and Other — Internal — Use Software," and is amortized on a straight-line basis over the expected benefit period, which generally ranges from three to five years. Leasehold improvements are amortized over the remaining lives of the respective leases or the remaining useful lives of the improvements, whichever is shorter. Long-lived assets are tested for impairment when events or conditions indicate that the carrying value of an asset may not be fully recoverable from future cash flows.

Cash Collateral, Restricted—Cash collateral, restricted consists of cash and securities and includes spread deposits and excess funding deposits. Spread deposits are held by a trustee or agent and are used to absorb shortfalls in the available net cash flows related to securitized credit card receivables if those available net cash flows are insufficient to satisfy certain obligations of the WFN Trusts and WFC Trust. The spread deposit accounts are recorded in cash collateral, restricted at their estimated fair values. The Company uses a valuation model that calculates the present value of estimated future cash flows for each asset. The model is based on the weighted average life of the underlying securities and discount rate. Changes in the fair value estimates of the spread deposit accounts are recorded in interest expense, net. The excess funding deposits represent cash amounts deposited with the trustee of the securitizations and are used to supplement seller's interest.

Goodwill and Other Intangible Assets—Goodwill and indefinite lived intangible assets are not amortized, but are reviewed at least annually for impairment or more frequently if circumstances indicate that an impairment may have occurred, using the market comparable and discounted cash flow methods.

Separable intangible assets that have finite useful lives are amortized over those useful lives. The Company also defers costs related to the acquisition or licensing of data for the Company's proprietary databases which are used in providing data products and services to customers. These costs are amortized over the useful life of the data, which ranges from one to five years.

Revenue Recognition—The Company's policy follows the guidance from ASC 605, "Revenue Recognition," and Accounting Standards Update ("ASU") 2009-13, "Multiple-Deliverable Revenue Arrangements," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. The Company recognizes revenues when persuasive evidence of an arrangement exists, the services have been provided to the client, the sales price is fixed or determinable, and collectability is reasonably assured.

Transaction—The Company earns transaction fees, which are principally based on the number of transactions processed or statements generated and are recognized as such services are performed. Included are reimbursements received for "out-of-pocket" expenses.

AIR MILES Reward Program—The Company allocates the proceeds received from sponsors for the issuance of AIR MILES reward miles between the redemption element which represents the award ultimately provided to the collector (the "redemption element") and the service element (the "service element"). The service element consists of direct marketing and support services.

The revenue related to the redemption element is deferred until the collector redeems the AIR MILES reward miles or over the estimated life of an AIR MILES reward mile, or 42 months, in the case of AIR MILES reward miles that the Company estimates will go unused by the collector base ("breakage"). There have been no changes in management's estimate of the life of an AIR MILES reward mile in the periods presented. The Company currently estimates breakage to be 27% of AIR MILES reward miles issued. The estimated breakage changed from 28% to 27% effective December 31, 2012. See Note 11, "Deferred Revenue," for additional information.

The service element consists of marketing and administrative services. For contracts entered into prior to January 1, 2011, revenue related to the service element is determined using the residual method in accordance with ASC 605-25, "Revenue Recognition — Multiple-Element Arrangements." It is initially deferred and then amortized pro rata over the estimated life of an AIR MILES reward mile. With the adoption of ASU 2009-13, the residual method is no longer utilized for new sponsor agreements entered into or contracts that are materially modified; for these agreements, the Company measures the service element at its estimated selling price.

Finance charges, net—Finance charges, net represents revenue earned on customer accounts serviced by the Company, and is recognized in the period in which it is earned. The Company recognizes earned finance charges, interest income and fees on credit card receivables in accordance with the contractual provisions of the credit arrangements. As discussed in Note 5, "Credit Card Receivables," interest and fees continue to accrue on all credit card accounts beyond 90 days, except in limited circumstances, until the credit card account balance and all related interest and other fees are paid or charged off, typically at 180 days delinquent. Charge-offs for unpaid interest and fees as well as any adjustments to the allowance associated with unpaid interest and fees are recorded as a reduction to finance charges, net. Pursuant to ASC Subtopic 310-20, "Receivables — Nonrefundable Fees and Other Costs," direct loan origination costs on credit card receivables are deferred and amortized on a straight-line basis over a one-year period and recorded as a reduction to finance charges, net.

Database marketing fees and direct marketing services—For maintenance and service programs, revenue is recognized as services are provided. Revenue associated with a new database build is deferred until client acceptance. Upon acceptance, it is then recognized over the term of the related agreement as the services are provided. Revenues from the licensing of data are recognized upon delivery of the data to the customer in circumstances where no update or other obligations exist. Revenue from the licensing of data in which the Company is obligated to provide future updates is recognized on a straight-line basis over the license term.

Taxes assessed on revenue-producing transactions described above are presented on a net basis, and are excluded from revenues.

Earnings Per Share—Basic earnings per share is based only on the weighted average number of common shares outstanding, excluding any dilutive effects of options or other dilutive securities. Diluted earnings per share are based on the weighted average number of common and potentially dilutive common shares (dilutive stock options, unvested restricted stock and other dilutive securities outstanding during the year).

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	Years Ended December 31,		
	2012	2011	2010
	(In thousands, except per share amounts)		
Numerator			
Income from continuing operations	$422,256	$315,286	$195,638
Loss from discontinued operations	—	—	(1,901)
Net income	$422,256	$315,286	$193,737
Denominator			
Weighted average shares, basic	50,008	50,687	52,534
Weighted average effect of dilutive securities:			
Shares from assumed conversion of convertible senior notes	8,645	4,641	1,835
Shares from assumed conversion of convertible note warrants	4,702	1,510	—
Net effect of dilutive stock options and unvested restricted stock	788	966	1,341
Denominator for diluted calculation	64,143	57,804	55,710
Basic:			
Income from continuing operations per share	$ 8.44	$ 6.22	$ 3.72
Loss from discontinued operations per share	$ —	$ —	$ (0.03)
Net income per share	$ 8.44	$ 6.22	$ 3.69
Diluted:			
Income from continuing operations per share	$ 6.58	$ 5.45	$ 3.51
Loss from discontinued operations per share	$ —	$ —	$ (0.03)
Net income per share	$ 6.58	$ 5.45	$ 3.48

The Company calculates the effect of its convertible senior notes, consisting of $805.0 million aggregate principal amount of convertible senior notes due 2013 (the "Convertible Senior Notes due 2013") and $345.0 million aggregate principal amount of convertible senior notes due 2014 (the "Convertible Senior Notes due 2014"), which can be settled in cash or shares of common stock, on diluted net income per share as if they will be settled in cash as the Company has the intent to settle the convertible senior notes for cash.

Concurrently with the issuance of the Convertible Senior Notes 2013 and the Convertible Senior Notes 2014, the Company entered into hedge transactions which are generally expected to offset the potential dilution of the shares from assumed conversion of convertible senior notes.

The Company is also party to prepaid forward contracts to purchase 1,857,400 shares of its common stock that are to be delivered over a settlement period in 2014. The number of shares to be delivered under the prepaid forward contracts is used to reduce weighted-average basic and diluted shares outstanding.

At December 31, 2011 and 2010, the Company excluded 10.3 million and 17.5 million warrants, respectively, from the calculation of earnings per share as the effect was anti-dilutive.

Currency Translation—The assets and liabilities of the Company's subsidiaries outside the U.S., primarily Canada, are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Income and expense items are translated at the average exchange rates prevailing during the period. Gains and losses resulting from currency transactions are recognized currently in income and those resulting from translation of financial statements are included in accumulated other comprehensive income (loss). The Company recognized $0.6 million, $(2.7) million and $3.0 million in foreign currency transaction gains (losses) during 2012, 2011 and 2010, respectively.

Leases—Rent expense on operating leases is recorded on a straight-line basis over the term of the lease agreement and includes executory costs.

Advertising Costs—The Company participates in various advertising and marketing programs, including collaborative arrangements with certain clients. The cost of advertising and marketing programs is expensed in the period incurred. The Company has recognized advertising expenses of $166.1 million, $129.0 million, and $115.5 million for the years ended 2012, 2011 and 2010, respectively.

Stock Compensation Expense—The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation — Stock Compensation." Under the fair value recognition provisions, stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized ratably over the requisite service period.

Management Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Standards

In July 2012, the FASB issued ASU 2012-02, "Intangibles — Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment," which amends ASC 350, "Intangibles — Goodwill and Other." ASU 2012-02 provides an option to first perform a qualitative assessment in testing an indefinite-lived intangible asset for impairment. If based on the qualitative assessment, the carrying value of the asset is more likely than not greater than the fair value, then the current quantitative impairment test must be performed. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. ASU 2012-02 only impacts the process of testing indefinite-lived intangible assets, other than goodwill, for impairment. Accordingly, the adoption of the standard in 2013 will have no impact on the Company's financial condition, results of operations or cash flows.

3. ACQUISITIONS

2012 Acquisitions:

Hyper Marketing Group

On November 30, 2012, the Company acquired all of the stock of HMI Holding Corp. and Solution Set Holding Corp. (collectively, "HMI"). The purchase price is subject to customary working capital adjustments. HMI offers ROI-based targeted marketing services through digital user experience design technology, customer relationship marketing, consumer promotions marketing, direct and digital shopper marketing, distributed and local area marketing, and analytical services that include brand planning and consumer insights. The results of HMI have been included since the date of acquisition and are reflected in the Company's Epsilon segment. The acquisition enhances Epsilon's core capabilities, strengthens its competitive advantage, expands Epsilon into new industry verticals and adds a talented team of marketing professionals.

Total consideration was $451.8 million, net of $7.1 million of cash and cash equivalents acquired. The goodwill that is expected to be deductible for tax purposes is $66.4 million. The following table summarizes the allocation of the consideration and the respective fair values of the assets acquired and liabilities assumed in the HMI acquisition as of the date of purchase:

	As of November 30, 2012
	(In thousands)
Current assets	$ 49,700
Deferred tax assets	12,050
Property and equipment	6,907
Other assets	118
Intangible assets	194,751
Goodwill	291,249
Total assets acquired	554,775
Current liabilities	33,928
Deferred tax liabilities	68,624
Other liabilities	420
Total liabilities assumed	102,972
Net assets acquired	$451,803

In connection with the HMI acquisition, on December 31, 2012, the Company acquired Advecor, Inc. ("Advecor"), a marketing services agency, for consideration of $12.2 million, net of $0.4 million of cash and cash equivalents acquired. Total assets acquired were $13.4 million, including $8.8 million of intangible assets and $3.0 million of goodwill, with current liabilities assumed of $1.2 million.

2011 Acquisition:

On May 31, 2011, the Company acquired all of the stock of Aspen Marketing Holdings, Inc. ("Aspen"). Aspen specializes in a full range of digital and direct marketing services, including the use of advanced analytics to perform data-driven customer acquisition and retention campaigns. Aspen is also a leading provider of marketing agency services, with expertise in the automotive and telecommunications industries. The results of Aspen have been included since the date of acquisition and are reflected in the Company's Epsilon segment. The acquisition enhanced Epsilon's core capabilities, strengthened its competitive advantage, expanded Epsilon into new industry verticals and added a talented team of marketing professionals.

The final purchase price for Aspen was $359.1 million, net of $13.5 million of cash and cash equivalents acquired. The goodwill resulting from the acquisition is not deductible for tax purposes. The following table summarizes the allocation of the consideration and the respective fair values of the assets acquired and liabilities assumed in the Aspen acquisition as of the date of purchase:


Form 10-K

	As of May 31, 2011
	(In thousands)
Current assets	$ 39,924
Property and equipment	4,829
Other assets	1,600
Capitalized software	24,000
Intangible assets	140,000
Goodwill	232,910
Total assets acquired	443,263
Current liabilities	30,099
Other liabilities	3,904
Deferred tax liabilities	50,184
Total liabilities assumed	84,187
Net assets acquired	$359,076

2010 Acquisition:

On July 1, 2010, the Company completed the acquisition of the Direct Marketing Services and Database Marketing divisions of Equifax, Inc. (collectively, "DMS"). The total purchase price was $117.0 million. DMS provides proprietary data-driven, integrated marketing solutions through two complementary offers: database marketing and hosting, and data services, including U.S. consumer demographic information.

The results of operations for DMS have been included since the date of acquisition and are reflected in the Company's Epsilon segment. The goodwill resulting from the acquisition is deductible for tax purposes.

The following table summarizes the fair values of the assets acquired and liabilities assumed in the DMS acquisition as of July 1, 2010:

	As of July 1, 2010
	(In thousands)
Other current assets	$ 893
Property and equipment	2,290
Capitalized software	4,800
Identifiable intangible assets	67,600
Goodwill	43,874
Non-current assets	165
Total assets acquired	119,622
Current liabilities	2,622
Total liabilities assumed	2,622
Net assets acquired	$117,000

Pro forma information has not been included for these acquisitions, as the impact is not material.

4. DISCONTINUED OPERATIONS

In November 2009, the Company terminated the operation of its credit program for web and catalog retailer, VENUE. This disposition has been treated as a discontinued operation under ASC 205-20, "Presentation of Financial Statements — Discontinued Operations — Other Presentation Matters" and, accordingly, is reported as a discontinued operation. The underlying assets of the discontinued operation as of December 31, 2011 consisted of $2.4 million of credit card receivables, net. There were no underlying assets of the discontinued operation as of December 31, 2012. The operating results of the discontinued operation consisted of a $3.0 million increase to the provision for loan loss, or a $1.9 million after-tax loss, for the year ended December 31, 2010. There were no costs incurred for VENUE in the years ended December 31, 2011 and 2012.

5. CREDIT CARD RECEIVABLES

The Company's credit card receivables are the only portfolio segment or class of financing receivables. Quantitative information about the components of total credit card receivables is presented in the table below:

	December 31, 2012	December 31, 2011
	(In thousands)	
Principal receivables	$7,097,951	$5,408,862
Billed and accrued finance charges	291,476	221,357
Other receivables	60,205	35,792
Total credit card receivables	7,449,632	5,666,011
Less credit card receivables — restricted for securitization investors	6,597,120	4,886,168
Other credit card receivables	$ 852,512	$ 779,843

Allowance for Loan Loss

The Company maintains an allowance for loan loss at a level that is appropriate to absorb probable losses inherent in credit card receivables. The allowance for loan loss covers forecasted uncollectable principal as well as unpaid interest and fees. The allowance for loan loss is evaluated monthly for adequacy.

In estimating the allowance for principal loan losses, management utilizes a migration analysis of delinquent and current credit card receivables. Migration analysis is a technique used to estimate the likelihood that a credit card receivable will progress through the various stages of delinquency and to charge-off. The allowance is maintained through an adjustment to the provision for loan loss. Charge-offs of principal amounts, net of recoveries are deducted from the allowance.

Net charge-offs include the principal amount of losses from credit cardholders unwilling or unable to pay their account balances, as well as bankrupt and deceased credit cardholders, less recoveries and exclude charged-off interest, fees and fraud losses. Charged-off interest and fees reduce finance charges, net while fraud losses are recorded as an expense. Credit card receivables, including unpaid interest and fees, are charged-off at the end of the month during which an account becomes 180 days contractually past due, except in the case of customer bankruptcies or death. Credit card receivables, including unpaid interest and fees, associated with customer bankruptcies or death are charged-off at the end of each month subsequent to 60 days after the receipt of notification of the bankruptcy or death, but in any case, not later than the 180-day contractual time frame.

The Company records the actual charge-offs for unpaid interest and fees as a reduction to finance charges, net. For the years ended December 31, 2012, 2011 and 2010, actual charge-offs for unpaid interest and fees were $191.1 million, $199.0 million and $222.9 million, respectively. In estimating the allowance for uncollectable unpaid interest and fees, the Company utilizes historical charge-off trends, analyzing actual charge-offs for the prior three months. The allowance is maintained through an adjustment to finance charges, net. In evaluating the quantitative and qualitative factors as set forth below, the Company increased the allowance for loan loss attributable to unpaid interest and fees by $11.0 million for the year ended December 31, 2012.

In evaluating the allowance for loan loss for both principal and unpaid interest and fees, management also considers factors that may impact loan loss experience, including seasoning, loan volume and amounts, payment rates and forecasting uncertainties. The following table presents the Company's allowance for loan loss for the periods indicated:

	Years Ended December 31,		
	2012	2011	2010
		(In thousands)	
Balance at beginning of period	$ 468,321	$ 518,069	$ 54,884
Adoption of ASC 860 and ASC 810	—	—	523,950
Provision for loan loss	285,479	300,316	387,822
Change in estimate for uncollectible unpaid interest and fees	11,000	(5,000)	—
Recoveries	97,131	89,764	79,605
Principal charge-offs	(379,973)	(429,828)	(528,192)
Other	—	(5,000)	—
Balance at end of period	$ 481,958	$ 468,321	$ 518,069

Delinquencies

A credit card account is contractually delinquent if the Company does not receive the minimum payment by the specified due date on the cardholder's statement. It is the Company's policy to continue to accrue interest and fee income on all credit card accounts beyond 90 days, except in limited circumstances, until the credit card account balance and all related interest and other fees are paid or charged off, typically at 180 days delinquent. When an account becomes delinquent, a message is printed on the credit cardholder's billing statement requesting payment. After an account becomes 30 days past due, a proprietary collection scoring algorithm automatically scores the risk of the account becoming further delinquent. The collection system then recommends a collection strategy for the past due account based on the collection score and account balance and dictates the contact schedule and collections priority for the account. If the Company is unable to make a collection after exhausting all in-house collection efforts, the Company may engage collection agencies and outside attorneys to continue those efforts.

The following table presents the delinquency trends of the Company's credit card portfolio:

	December 31, 2012	% of Total	December 31, 2011	% of Total
	(In thousands, except percentages)			
Receivables outstanding—principal	$7,097,951	100%	$5,408,862	100%
Principal receivables balances contractually delinquent:				
31 to 60 days	100,479	1.4%	78,272	1.4%
61 to 90 days	62,546	0.9	51,709	1.0
91 or more days	120,163	1.7	105,626	2.0
Total	$ 283,188	4.0%	$ 235,607	4.4%

The practice of re-aging an account may affect credit card loan delinquencies and charge-offs. A re-age is intended to assist delinquent cardholders who have experienced financial difficulties but who demonstrate both an ability and willingness to repay the amounts due. Accounts meeting specific defined criteria are re-aged when the cardholder makes one or more consecutive payments aggregating a certain pre-defined amount of their account balance. With re-aging, the outstanding balance of a delinquent account is returned to a current status. For the years ended December 31, 2012, 2011 and 2010, the Company's re-aged accounts represented 1.3%, 1.9%, and 2.0%, respectively, of total credit card receivables for each period and thus do not have a significant impact on the Company's delinquencies or net charge-offs. The Company's re-aging practices comply with regulatory guidelines.

Modified Credit Card Receivables

The Company holds certain credit card receivables for which the terms have been modified. The Company's modified credit card receivables include credit card receivables for which temporary hardship concessions have been granted and credit card receivables in permanent workout programs. These modified credit card receivables include concessions consisting primarily of a reduced minimum payment and an interest rate reduction. The temporary programs' concessions remain in place for a period no longer than twelve months, while the permanent programs remain in place through the payoff of the credit card receivables if the credit cardholder complies with the terms of the program. These concessions do not include the forgiveness of unpaid principal, but may involve the reversal of certain unpaid interest or fee assessments. In the case of the temporary programs, at the end of the concession period, credit card receivable terms revert to standard rates. These arrangements are automatically terminated if the customer fails to make payments in accordance with the terms of the program, at which time their account reverts back to its original terms.

Credit card receivables for which temporary hardship and permanent concessions were granted are collectively evaluated for impairment. Modified credit card receivables are evaluated at their present value with impairment measured as the difference between the credit card receivable balance and the discounted present value of cash flows expected to be collected. Consistent with the Company's measurement of impairment of modified credit card receivables on a pooled basis, the discount rate used for credit card receivables is the average current annual percentage rate the Company applies to non-impaired credit card receivables, which approximates what would have been applied to the pool of modified credit card receivables prior to impairment. In assessing the appropriate allowance for loan loss, these modified credit card receivables are included in the general pool of credit cards with the allowance determined under the contingent loss model of ASC 450-20, "Loss Contingencies." If the Company applied accounting under ASC 310-40, "Troubled Debt Restructurings by Creditors," to the modified credit card receivables in these programs, there would not be a material difference in the allowance for loan loss.

The Company had $117.0 million and $122.2 million, respectively, as a recorded investment in impaired credit card receivables with an associated allowance for loan loss of $39.7 million and $45.3 million, respectively, as of December 31, 2012 and December 31, 2011. These modified credit card receivables represented less than 3% of the Company's total credit card receivables as of December 31, 2012 and December 31, 2011, respectively.

The average recorded investment in the impaired credit card receivables was $114.6 million and $131.2 million for the years ended December 31, 2012 and 2011, respectively.

Interest income on these modified credit card receivables is accounted for in the same manner as other accruing credit card receivables. Cash collections on these modified credit card receivables are allocated according to the same payment hierarchy methodology applied to credit card receivables that are not in such programs. The Company recognized $15.5 million, $13.8 million and $14.1 million for the years ended December 31, 2012, 2011 and 2010, respectively, in interest income associated with modified credit card receivables during the period that such credit card receivables were impaired.

The following tables indicate the modifications related to troubled debt restructurings within credit card receivables for the years ended December 31, 2012 and 2011:

	Year Ended December 31, 2012		
	Number of Restructurings	Pre-modification Outstanding Balance	Post-modification Outstanding Balance
	(Dollars in thousands)		
Troubled debt restructurings – credit card receivables	134,187	$119,985	$119,856

	Year Ended December 31, 2011		
	Number of Restructurings	Pre-modification Outstanding Balance	Post-modification Outstanding Balance
	(Dollars in thousands)		
Troubled debt restructurings – credit card receivables	157,930	$138,288	$136,213

The tables below summarize troubled debt restructurings that have defaulted during the years ended December 31, 2012 and 2011 where the default occurred within 12 months of their modification date:

	Year Ended December 31, 2012	
	Number of Restructurings	Outstanding Balance
	(Dollars in thousands)	
Troubled debt restructurings that subsequently defaulted – credit card receivables	55,198	$53,806
Troubled debt restructurings that subsequently defaulted – credit card receivables	74,959	$73,677

Form 10-K

Age of Credit Card Receivable Accounts

The following table sets forth, as of December 31, 2012, the number of active credit card accounts with balances and the related principal balances outstanding, based upon the age of the active credit card accounts from origination:

Age Since Origination	Number of Active Accounts with Balances	Percentage of Active Accounts with Balances	Principal Receivables Outstanding	Percentage of Principal Receivables Outstanding
	(In thousands, except percentages)			
0–12 Months	4,287	25.1%	$1,545,955	21.8%
13–24 Months	2,216	12.9	867,230	12.2
25–36 Months	1,580	9.2	676,362	9.5
37–48 Months	1,297	7.6	616,296	8.7
49–60 Months	1,053	6.2	502,217	7.1
Over 60 Months	6,681	39.0	2,889,891	40.7
Total	17,114	100.0%	$7,097,951	100.0%

Credit Quality

The Company uses proprietary scoring models developed specifically for the purpose of monitoring the Company's obligor credit quality. The proprietary scoring models are used as a tool in the underwriting process and for making credit decisions. The proprietary scoring models are based on historical data and require various assumptions about future performance. Information regarding customer performance is factored into these proprietary scoring models to determine the probability of an account becoming 90 or more days past due at any time within the next 12 months. Obligor credit quality is monitored at least monthly during the life of an account. The following table reflects composition by obligor credit quality as of December 31, 2012:

Probability of an Account Becoming 90 or More Days Past Due or Becoming Charged off (within the next 12 months)	Total Principal Receivables Outstanding	Percentage of Principal Receivables Outstanding
	(In thousands, except percentages)	
No Score[(1)]	$ 298,829	4.2%
27.1% and higher	286,046	4.0
17.1%–27.0%	613,184	8.7
12.6%–17.0%	713,489	10.1
3.7%–12.5%	2,840,964	40.0
1.9%–3.6%	1,492,289	21.0
Lower than 1.9%	853,150	12.0
Total	$7,097,951	100.0%

(1) Included in the No Score information is The Talbots, Inc. credit card portfolio, whose accounts have yet to be converted to the Company's credit card processing system. The conversion is expected to be completed in the first quarter of 2013.

Portfolio Acquisitions

During the years ended December 31, 2012 and 2011, the Company acquired the following credit card portfolios:

- August 2012 – The Talbots, Inc., for a total purchase price of $163.3 million, which remains subject to customary purchase price adjustments and consists of $133.4 million of credit card receivables and $29.9 million of intangible assets;
- July 2012 – The Bon-Ton Stores, Inc., for a total purchase price of $494.7 million, which consisted of $444.9 million of credit card receivables and $49.8 million of intangible assets;
- May 2012 – Premier Designs, Inc., for a total purchase price of $24.3 million, which consisted of $22.9 million of credit card receivables and $1.4 million of intangible assets;
- March 2012 – Pier 1 Imports, for a total purchase price of $97.7 million, which consisted of $96.2 million of credit card receivables and $1.5 million of intangible assets;
- November 2011 – Marathon Petroleum Corporation, for a total purchase price of $25.9 million, which consisted entirely of credit card receivables; and
- February 2011 – J.Jill, for a total purchase price of $42.7 million, which consisted of $37.9 million of credit card receivables and $4.8 million of intangible assets.

The credit card receivables and intangible assets associated with these portfolios are included in the December 31, 2012 and 2011 consolidated balance sheets.

Securitized Credit Card Receivables

The Company regularly securitizes its credit card receivables through its credit card securitization trusts, consisting of the WFN Trusts and the WFC Trust. The Company continues to own and service the accounts that generate credit card receivables held by the WFN Trusts and the WFC Trust. In its capacity as a servicer, each of the respective banks earns a fee from the WFN Trusts and the WFC Trust to service and administer the credit card receivables, collect payments, and charge-off uncollectible receivables. These fees are eliminated and therefore are not reflected in the consolidated statements of income as of December 31, 2012, 2011 and 2010.


Form 10-K

The WFN Trusts and the WFC Trust are VIEs and the assets of these consolidated VIEs include certain credit card receivables that are restricted to settle the obligations of those entities and are not expected to be available to the Company or its creditors. The liabilities of the consolidated VIEs include asset-backed secured borrowings and other liabilities for which creditors or beneficial interest holders do not have recourse to the general credit of the Company.

During the initial phase of a securitization reinvestment period, the Company generally retains principal collections in exchange for the transfer of additional credit card receivables into the securitized pool of assets. During the amortization or accumulation period of a securitization, the investors' share of principal collections (in certain cases, up to a maximum specified amount each month) is either distributed to the investors or held in an account until it accumulates to the total amount due, at which time it is paid to the investors in a lump sum.

The Company is required to maintain minimum interests ranging from 4% to 10% of the securitized credit card receivables. This requirement is met through seller's interest, which is eliminated in the consolidated balance sheets, and is supplemented through excess funding deposits. Excess funding deposits represent cash amounts deposited with the trustee of the securitizations.

Cash collateral, restricted deposits are generally released proportionately as investors are repaid, although some cash collateral, restricted deposits are released only when investors have been paid in full. None of the cash collateral, restricted deposits were required to be used to cover losses on securitized credit card receivables in the periods ending December 31, 2012, 2011 and 2010, respectively.

The tables below present quantitative information about the components of total securitized credit card receivables, delinquencies and net charge-offs:

	December 31, 2012	December 31, 2011
	(In thousands)	
Total credit card receivables—restricted for securitization investors	$6,597,120	$4,886,168
Principal amount of credit card receivables—restricted for securitization investors, 90 days or more past due	$ 112,203	$ 94,981

	Years Ended December 31,		
	2012	2011	2010
	(In thousands)		
Net charge-offs of securitized principal	$265,305	$306,301	$398,926

6. REDEMPTION SETTLEMENT ASSETS

Redemption settlement assets consist of cash and cash equivalents and securities available-for-sale and are designated for settling redemptions by collectors of the AIR MILES Reward Program in Canada under certain contractual relationships with sponsors of the AIR MILES Reward Program. These assets are primarily denominated in Canadian dollars. Realized gains and losses from the sale of investment securities were not material. The principal components of redemption settlement assets, which are carried at fair value, are as follows:

	December 31, 2012				December 31, 2011			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value	Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(In thousands)							
Cash and cash equivalents	$ 40,266	$ —	$ —	$ 40,266	$ 35,465	$ —	$ —	$ 35,465
Government bonds	5,064	53	—	5,117	4,948	152	—	5,100
Corporate bonds	436,846	10,560	(99)	447,307	468,894	7,416	(1,037)	475,273
Total	$482,176	$10,613	$ (99)	$492,690	$509,307	$7,568	$(1,037)	$515,838

The following tables show the gross unrealized losses and fair value for those investments that were in an unrealized loss position as of December 31, 2012 and 2011, aggregated by investment category and the length of time that individual securities have been in a continuous loss position:

	December 31, 2012					
	Less than 12 months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)					
Corporate bonds	$36,518	$ (99)	$ —	$ —	$36,518	$ (99)
Total	$36,518	$ (99)	$ —	$ —	$36,518	$ (99)

	December 31, 2011					
	Less than 12 months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)					
Corporate bonds	$65,043	$ (444)	$18,124	$ (593)	$83,167	$(1,037)
Total	$65,043	$ (444)	$18,124	$ (593)	$83,167	$(1,037)

Market values were determined for each individual security in the investment portfolio. When evaluating the investments for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the security's issuer, and the Company's intent to sell the security and whether it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis. The Company typically invests in highly-rated securities with low probabilities of default and has the ability to hold the investments until maturity. As of December 31, 2012, the Company does not consider the investments to be other-than-temporarily impaired.

The net carrying value and estimated fair value of the redemption settlement assets at December 31, 2012 by contractual maturity are as follows:

	Amortized Cost	Estimated Fair Value
	(In thousands)	
Due in one year or less	$114,362	$115,265
Due after one year through five years	367,814	377,425
Total	$482,176	$492,690

7. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31,	
	2012	2011
	(In thousands)	
Computer software and development	$ 293,727	$ 282,225
Furniture and equipment	225,062	202,268
Land, buildings and leasehold improvements	99,644	79,930
Capital leases	—	7,402
Construction in progress	59,417	26,373
Total	677,850	598,198
Accumulated depreciation	(424,822)	(402,801)
Property and equipment, net	$ 253,028	$ 195,397

Depreciation expense totaled $46.6 million, $44.8 million, and $42.5 million for the years ended December 31, 2012, 2011 and 2010, respectively, and includes purchased software and amortization of capital leases. Amortization associated with internally developed capitalized software totaled $30.0 million, $29.7 million, and $27.2 million for the years ended December 31, 2012, 2011 and 2010, respectively.

8. INTANGIBLE ASSETS AND GOODWILL

Intangible Assets

Intangible assets consist of the following:

	December 31, 2012			
	Gross Assets	Accumulated Amortization	Net	Amortization Life and Method
	(In thousands)			
Finite Lived Assets				
Customer contracts and lists	$ 440,200	$(124,351)	$315,849	3–12 years—straight line
Premium on purchased credit card portfolios	237,800	(108,227)	129,573	5–10 years—straight line, accelerated
Customer database	161,700	(102,706)	58,994	4–10 years—straight line
Collector database	70,550	(63,980)	6,570	30 years—15% declining balance
Tradenames	59,102	(10,139)	48,963	4–15 years—straight line
Purchased data lists	14,540	(8,527)	6,013	1–5 years—straight line, accelerated
Favorable lease	3,291	(29)	3,262	10 years—straight line
Noncompete agreements	1,300	—	1,300	3 years—straight line
	$ 988,483	$(417,959)	$570,524	
Indefinite Lived Assets				
Tradenames	12,350	—	12,350	Indefinite life
Total intangible assets	$1,000,833	$(417,959)	$582,874	

	December 31, 2011			
	Gross Assets	Accumulated Amortization	Net	Amortization Life and Method
	(In thousands)			
Finite Lived Assets				
Customer contracts and lists	$314,245	$(140,622)	$173,623	3–12 years—straight line
Premium on purchased credit card portfolios	156,203	(82,988)	73,215	5–10 years—straight line, accelerated
Customer databases	175,377	(96,363)	79,014	4–10 years—straight line
Collector database	68,652	(61,091)	7,561	30 years—15% declining balance
Tradenames	38,155	(7,411)	30,744	5–15 years—straight line
Purchased data lists	23,776	(16,712)	7,064	1–5 years— straight line, accelerated
Noncompete agreements	1,045	(970)	75	2 years—straight line
	$777,453	$(406,157)	$371,296	
Indefinite Lived Assets				
Tradenames	12,350	—	12,350	Indefinite life
Total intangible assets	$789,803	$(406,157)	$383,646	

With the HMI acquisition on November 30, 2012, the Company acquired $194.8 million of intangible assets, consisting of $170.0 million of customer relationships, $21.5 million of trade names and $3.3 million for a favorable lease, which are being amortized over a weighted average life of 6.4 years, 8.7 years and 9.5 years, respectively. With the Advecor acquisition on December 31, 2012, the Company acquired $8.8 million of intangible assets, consisting of $7.5 million of customer relationships and $1.3 million of noncompete agreements, which are being amortized over a weighted average life of 3.5 years and 3.0 years, respectively.

With the Aspen acquisition on May 31, 2011, the Company acquired $140.0 million of intangible assets, consisting of $116.0 million of customer relationships and $24.0 million of trade names, which are being amortized over a weighted average life of 8.3 years and 15.0 years, respectively.

See Note 3, "Acquisitions," for more information on the HMI, Advecor and Aspen acquisitions.

With the credit card portfolio acquisitions made during the year ended December 31, 2012, the Company acquired $82.6 million of intangible assets consisting of $44.5 million of customer relationships being amortized over a weighted average life of 5.0 years and $38.1 million of marketing relationships being amortized over a weighted average life of 6.6 years. With the credit card portfolio acquisitions made during the year ended December 31, 2011, the Company acquired $4.8 million of intangible assets consisting of $2.6 million of customer relationships and $2.2 million of marketing relationships, which are each being amortized over a weighted average life of 7.0 years. See Note 5, "Credit Card Receivables," for additional information related to the credit card portfolio acquisitions.

Amortization expense related to the intangible assets was approximately $90.3 million, $78.7 million, and $73.5 million for the years ended December 31, 2012, 2011 and 2010, respectively.

The estimated amortization expense related to intangible assets for the next five years and thereafter is as follows:

	For Years Ending December 31,
	(In thousands)
2013	$127,879
2014	117,254
2015	93,360
2016	76,799
2017	51,160
2018 & thereafter	104,072

Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2011, respectively, are as follows:

	LoyaltyOne	Epsilon	Private Label Services and Credit	Corporate/ Other	Total
			(In thousands)		
December 31, 2010	$246,930	$ 713,161	$261,732	$ —	$1,221,823
Goodwill acquired during year	—	232,910	—	—	232,910
Effects of foreign currency translation	(5,233)	(137)	—	—	(5,370)
December 31, 2011	241,697	945,934	261,732	—	1,449,363
Goodwill acquired during year	—	294,275	—	—	294,275
Effects of foreign currency translation	6,373	1,042	—	—	7,415
December 31, 2012	$248,070	$1,241,251	$261,732	$ —	$1,751,053


Form 10-K

For the year ended December 31, 2012, the Company acquired $294.3 million of goodwill of which $291.3 million resulted from the acquisition of HMI in November 2012 and $3.0 million resulted from the acquisition of Advecor in December 2012. For the year ended December 31, 2011, the $232.9 million of goodwill acquired resulted from the Aspen acquisition in May 2011. See Note 3, "Acquisitions," for additional information.

The Company completed annual impairment tests for goodwill on July 31, 2012, 2011 and 2010 and determined at each date that no impairment exists. No further testing of goodwill impairments will be performed until July 31, 2013, unless events occur or circumstances indicate an impairment may have occurred.

9. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31, 2012	December 31, 2011
	(In thousands)	
Accrued payroll and benefits	$131,341	$113,083
Accrued taxes	48,202	30,447
Accrued marketing	28,876	17,255
Accrued other liabilities	66,206	45,836
Accrued expenses	$274,625	$206,621

10. DEBT

Debt consists of the following:

Description	December 31, 2012	December 31, 2011	Maturity	Interest Rate
	(Dollars in thousands)			
Long-term and other debt:				
2011 credit facility	$ —	$ 410,000	May 2016	—
2011 term loan	885,928	782,594	May 2016 or May 2017	(2)
Convertible senior notes due 2013	768,831	711,480	August 2013	1.75%
Convertible senior notes due 2014	304,333	279,365	May 2014	4.75%
Senior notes due 2017	395,734	—	December 2017	5.250%
Senior notes due 2020	500,000	—	April 2020	6.375%
Capital lease obligations and other debt	13	35	July 2013	7.10%
Total long-term and other debt	2,854,839	2,183,474		
Less: current portion	(803,269)	(19,834)		
Long-term portion	$ 2,051,570	$ 2,163,640		
Deposits:				
Certificates of deposit	$ 1,974,158	$ 1,353,775	Various—January 2013—December 2019	0.20% to 5.25%
Money market deposits	254,253	—	On demand	0.01% to 0.26%
Total deposits	2,228,411	1,353,775		
Less: current portion	(1,092,753)	(642,567)		
Long-term portion	$ 1,135,658	$ 711,208		
Asset-backed securities debt – owed to securitization investors:				
Fixed rate asset-backed term note securities	$ 2,403,555	$ 1,562,815	Various—January 2013—June 2019	1.68% to 7.00%
Floating rate asset-backed term note securities	545,700	703,500	Various—January 2013—April 2013	(1)
Conduit asset-backed securities	1,181,715	993,972	Various—May 2013—March 2014	1.20% to 1.70%
Total asset-backed securities – owed to securitization investors	4,130,970	3,260,287		
Less: current portion	(1,474,054)	(1,694,198)		
Long-term portion	$ 2,656,916	$ 1,566,089		

(1) Interest rates include those for certain of the Company's asset-backed securities — owed to securitization investors where floating rate debt is fixed through interest rate swap agreements. The interest rate for the floating rate debt is equal to the London Interbank Offered Rate ("LIBOR") plus a margin of 0.1% to 2.5%, each as defined in the respective agreements. The weighted average interest rate of the fixed rate achieved through interest rate swap agreements is 5.58% at December 31, 2012.

(2) At December 31, 2012, the weighted average interest rate for the 2011 Term Loan was 2.22%.

As of December 31, 2012, the Company was in compliance with its covenants.

Credit Agreement

The Company entered into a credit agreement, among the Company as borrower, and ADS Alliance Data Systems, Inc., ADS Foreign Holdings, Inc., Alliance Data Foreign Holdings, Inc., Epsilon Marketing Services, LLC, Epsilon Data Management LLC, Comenity LLC and Alliance Data FHC, Inc., as guarantors, and various agents and banks, dated May 24, 2011 (the "Credit Agreement"). Wells Fargo Bank, N.A. is the letter of credit issuer under the Credit Agreement. The Credit Agreement provided for a $792.5 million term loan (the "2011 Term Loan") and a $792.5 million revolving line of credit (the "2011 Credit Facility") with a U.S. $65.0 million sublimit for Canadian dollar borrowings and a $65.0 million sublimit for swing line loans.

In March 2012, the Company entered into a second amendment (the "Second Amendment") to the Credit Agreement, through which the Company increased its 2011 Credit Facility by $125.0 million to $917.5 million. In addition, in March 2012, the Company borrowed additional term loans in the aggregate principal amount of $125.5 million, increasing the 2011 Term Loan to $903.1 million.

On December 31, 2012, Comenity Servicing LLC became a guarantor of the Credit Agreement.

Total availability under the 2011 Credit Facility at December 31, 2012 was $915.7 million.

The Credit Agreement provides an uncommitted accordion feature for up to $915.0 million in the aggregate to allow a maximum total facility size of $2.5 billion and (a) permits any incremental term loans to be secured in such collateral as may be agreed to by the Company and the banks advancing the incremental term loans, with the existing loans to be equally and ratably secured in the same collateral, (b) except with respect to terms relating to amortization and pricing of the incremental term loans, requires that the incremental term loans may not otherwise have terms and conditions materially different from those of the existing loans and (c) permits the co-administrative agents, the Company and the banks advancing the incremental term loans to amend the Credit Agreement, without further consent of any other banks, as necessary to allow the issuance of the incremental term loans.

The loans under the Credit Agreement are scheduled to mature on May 24, 2016 and certain of the term loans under the Credit Agreement were extended from May 24, 2016 to May 24, 2017. In addition, a mechanism was created by which, in the future, non-extending term loan lenders may extend their term loans to May 24, 2017.

The 2011 Term Loan provides for aggregate principal payments equal to 2.5% of the initial term loan amount in each of the first and second year and 5% of the initial term loan amount in each of the third, fourth and fifth year of the term loan, payable in equal quarterly installments beginning September 30, 2011. The Second Amendment provides for aggregate principal payments equal to 5% of the extended term loan amount in the additional year of the extended term loans, payable in equal quarterly installments. The Credit Agreement is unsecured.

Advances under the Credit Agreement are in the form of either base rate loans or Eurodollar loans and may be denominated in U.S. dollars or Canadian dollars. The interest rate for base rate loans denominated in U.S. dollars fluctuates and is equal to the highest of (i) the Bank of Montreal's prime rate; (ii) the Federal funds rate plus 0.5% and (iii) the LIBOR rate as defined in the Credit Agreement plus 1.0%, in each case plus a margin of 0.75% to 1.25% based upon the Company's senior leverage ratio as defined in the Credit Agreement. The interest rate for base rate loans denominated in Canadian dollars fluctuates and is equal to the higher of (i) the Bank of Montreal's prime rate for Canadian dollar loans and (ii) the Canadian Dollar Offered Rate ("CDOR") plus 1%, in each case plus a margin of 0.75% to 1.25% based upon the Company's senior leverage ratio as defined in the Credit Agreement. The interest rate for Eurodollar loans denominated in U.S. or Canadian dollars fluctuates based on the rate at which deposits of U.S. dollars or Canadian dollars, respectively, in the London interbank market are quoted plus a margin of 1.75% to 2.25% based upon the Company's senior leverage ratio as defined in the Credit Agreement.

The Credit Agreement contains usual and customary negative covenants for transactions of this type, including, but not limited to, restrictions on the Company's ability, and in certain instances, its subsidiaries' ability, to consolidate or merge; substantially change the nature of its business; sell, lease or otherwise transfer any substantial part of its assets; create or incur indebtedness; create liens; pay dividends; and make investments or acquisitions. The negative covenants are subject to certain exceptions as specified in the Credit Agreement. The Credit Agreement also requires the Company to satisfy certain financial covenants, including maximum ratios of total leverage and senior leverage as determined in accordance with the Credit Agreement and a minimum ratio of consolidated operating EBITDA to consolidated interest expense as determined in accordance with the Credit Agreement.

Convertible Senior Notes

Due 2013

In the third quarter of 2008, the Company issued $805.0 million aggregate principal amount of Convertible Senior Notes due 2013, which included an over-allotment of $105.0 million. Holders of the Convertible Senior Notes due 2013 have the right to require the Company to repurchase for cash all or some of their Convertible Senior Notes due 2013 upon the occurrence of certain fundamental changes.

The Convertible Senior Notes due 2013 are governed by an indenture dated July 29, 2008 between the Company and the Bank of New York Mellon Trust Company, National Association, as trustee. Pursuant to the indenture, the Convertible Senior Notes due 2013 are general unsecured senior obligations of the Company, pay interest semi-annually in arrears at a rate of 1.75% per annum on February 1 and August 1 of each year beginning February 1, 2009, will be convertible during certain periods and, under certain circumstances and subject to earlier repurchase by the Company or conversion, will mature on August 1, 2013. The Company may not redeem the Convertible Senior Notes due 2013 prior to their maturity date.

Holders may convert their Convertible Senior Notes due 2013 at their option at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date of the Convertible Senior Notes due 2013, in equal multiples of $1,000 principal amounts, under the following circumstances:

- during any fiscal quarter (and only during such fiscal quarter) after the fiscal quarter ending December 31, 2008, if the last reported sale price of the Company's common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is equal to or more than 130% of the conversion price of $78.50 of the Convertible Senior Notes due 2013 on the last day of such preceding fiscal quarter;
- during the five business-day period after any five consecutive trading-day period, or the measurement period, in which the trading price per $1,000 principal amount of the Convertible Senior Notes due 2013 for each day of that measurement period was less than 98% of the product of the last reported sales price of the Company's common stock and the conversion rate of the Convertible Senior Notes due 2013 on each such day; or
- upon the occurrence of certain specified corporate transactions.

In addition, holders may convert their Convertible Senior Notes due 2013 at their option at any time beginning on April 2, 2013 and ending on the close of business on the second scheduled trading day immediately preceding the maturity date, without regard to the foregoing circumstances.

The Convertible Senior Notes due 2013 have an initial conversion rate of 12.7392 shares of common stock per $1,000 principal amount, which is equal to an initial conversion price of approximately $78.50 per share. Upon conversion, the Company will pay or deliver, as the case may be, cash, shares of the Company's common stock or a combination thereof at the Company's election. It is the Company's current intention and policy to settle the principal amount (or the amount of the Company's conversion obligation, if less) of the Convertible Senior Notes due 2013 in cash upon conversion.

Concurrently with the pricing of the Convertible Senior Notes due 2013 and the exercise of the over-allotment option, the Company entered into convertible note hedge transactions with respect to its common stock (the "2013 Convertible Note Hedges") with J.P. Morgan Securities Inc., as agent to JPMorgan Chase Bank, National Association, London Branch, and Bank of America, N.A., affiliates of two of the initial purchasers (together, the "2013 Hedge Counterparties"). The 2013 Convertible Note Hedges cover, subject to customary anti-dilution adjustments, approximately 10.2 million shares of the Company's common stock at an initial strike price equal to the initial conversion price of the Convertible Senior Notes due 2013.

Separately but also concurrently with the pricing of the Convertible Senior Notes due 2013 and the exercise of the over-allotment option, the Company entered into warrant transactions whereby it sold to the 2013 Hedge Counterparties warrants to acquire, subject to customary anti-dilution adjustments, up to approximately 10.2 million shares of its common stock at an initial strike price of approximately $112.14 (the "2013 Convertible Note Warrants"). The 2013 Convertible Note Warrants will be exercisable and will expire in 79 equal tranches of 64,094 warrants and an 80th tranche of 64,102 warrants with respect to each of the 2013 Hedge Counterparties beginning on October 30, 2013 and continuing on each business day through February 25, 2014.

The cost of the 2013 Convertible Note Hedges, reduced by the proceeds to the Company from the sale of the 2013 Convertible Note Warrants, was approximately $107.6 million. The 2013 Convertible Note Hedges and 2013 Convertible Note Warrants are generally expected to offset the potential dilution of the Company's common stock upon conversion of the Convertible Senior Notes due 2013 to the extent that the Company's common stock price does not exceed $112.14 at the time of the exercise of the 2013 Convertible Note Warrants. The Company accounted for the 2013 Convertible Note Hedges and 2013 Convertible Note Warrants in accordance with the guidance in ASC 815-40 "Derivatives and Hedging — Contracts in Entity's Own Equity." The 2013 Convertible Note Hedges and 2013 Convertible Note Warrants meet the requirements under ASC 815-40 to be accounted for as equity instruments. Accordingly, the cost of the 2013 Convertible Note Hedges and the proceeds from the sale of the 2013 Convertible Note Warrants are included in additional paid-in capital in the consolidated balance sheets at December 31, 2012.

Due 2014

In the second quarter of 2009, the Company issued $345.0 million aggregate principal amount of Convertible Senior Notes due 2014, which included an over-allotment of $45.0 million. Holders of the Convertible Senior Notes due 2014 have the right to require the Company to repurchase for cash all or some of their Convertible Senior Notes due 2014 upon the occurrence of certain fundamental changes.

The Convertible Senior Notes due 2014 are governed by an indenture dated June 2, 2009 between the Company and the Bank of New York Mellon Trust Company, National Association, as trustee. Pursuant to the indenture, the Convertible Senior Notes due 2014 are general unsecured senior obligations of the Company, pay interest semi-annually in arrears at a rate of 4.75% per annum on May 15 and November 15 of each year beginning November 15, 2009, will be convertible during certain periods and under certain circumstances and, subject to earlier repurchase by the Company or conversion, will mature on May 15, 2014. The Company may not redeem the Convertible Senior Notes due 2014 prior to their maturity date.

Holders may convert their Convertible Senior Notes due 2014 at their option at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date of the Convertible Senior Notes due 2014, in equal multiples of $1,000 principal amounts, under the following circumstances:

- during any fiscal quarter (and only during such fiscal quarter) after the fiscal quarter ending December 31, 2009, if the last reported sale price of the Company's common stock for at least

20 trading days in the period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is equal to or more than 130% of the conversion price of $47.57 of the Convertible Senior Notes due 2014 on the last day of such preceding fiscal quarter;

- during the five business-day period after any five consecutive trading-day period, or the measurement period, in which the trading price per $1,000 principal amount of the Convertible Senior Notes due 2014 for each day of that measurement period was less than 98% of the product of the last reported sales price of the Company's common stock and the conversion rate of the Convertible Senior Notes due 2014 on each such day; or
- upon the occurrence of certain specified corporate transactions.

In addition, holders may convert their Convertible Senior Notes due 2014 at their option at any time beginning on January 13, 2014 and ending on the close of business on the second scheduled trading day immediately preceding the maturity date, without regard to the foregoing circumstances.

The Convertible Senior Notes due 2014 have an initial conversion rate of 21.0235 shares of common stock per $1,000 principal amount, which is equal to an initial conversion price of approximately $47.57 per share. Upon conversion, the Company will pay or deliver, as the case may be, cash, shares of the Company's common stock or a combination thereof at the Company's election. It is the Company's current intention and policy to settle the principal amount (or the amount of the Company's conversion obligation, if less) of the Convertible Senior Notes due 2014 in cash upon conversion.

Concurrently with the pricing of the Convertible Senior Notes due 2014 and the exercise of the over-allotment option, the Company entered into convertible note hedge transactions with respect to its common stock with the following affiliates of three of the initial purchasers: J.P. Morgan Securities Inc., as agent to JPMorgan Chase Bank, National Association, London Branch; Bank of America, N.A.; and Barclays Capital Inc., as agent for Barclays Bank PLC (together, the "2014 Hedge Counterparties"), which cover, subject to customary anti-dilution adjustments, approximately 7.3 million shares of the Company's common stock at an initial strike price equal to the initial conversion price of the Convertible Senior Notes due 2014 (the "2014 Convertible Note Hedges").

Separately but also concurrently with the pricing of the Convertible Senior Notes due 2014 and the exercise of the over-allotment option, the Company entered into warrant transactions whereby it sold to the 2014 Hedge Counterparties warrants to acquire, subject to customary anti-dilution adjustments, up to approximately 7.3 million shares of its common stock at an initial strike price of approximately $70.54 (the "2014 Convertible Note Warrants"). The 2014 Convertible Note Warrants will be exercisable and will expire in 79 equal tranches of 45,331 warrants and an 80th tranche of 45,405 warrants for one of the 2014 Hedge Counterparties and will be exercisable and will expire in 79 equal tranches of 22,665 warrants and an 80th tranche of either 22,741 or 22,743 warrants with respect to the remaining two 2014 Hedge Counterparties, beginning on August 13, 2014 and continuing on each business day through December 4, 2014 as to each of the 2014 Hedge Counterparties.

The cost of the 2014 Convertible Note Hedges, reduced by the proceeds to the Company from the sale of the 2014 Convertible Note Warrants, was approximately $50.7 million. The 2014 Convertible Note Hedges and 2014 Convertible Note Warrants are generally expected to offset the potential dilution of the Company's common stock upon conversion of the Convertible Senior Notes due 2014 to the extent that the Company's common stock price does not exceed $70.54 at the time of the exercise of the 2014 Convertible Note Warrants. The Company accounted for the 2014 Convertible Note Hedges and 2014 Convertible Note Warrants as equity instruments in accordance with the guidance in ASC 815-40. Accordingly, the cost of the 2014 Convertible Note Hedges and the proceeds from the sale of the 2014 Convertible Note Warrants are included in additional paid-in capital in the consolidated balance sheets at December 31, 2012.

Concurrently with the pricing of the Convertible Senior Notes due 2014, the Company entered into prepaid forward transactions (the "Prepaid Forwards") with Merrill Lynch, Pierce, Fenner & Smith

Incorporated, as agent for Merrill Lynch International, and Barclays Capital Inc., as agent for Barclays Bank PLC (collectively, the "Forward Counterparties"). Under the Prepaid Forwards, the Company purchased 1,857,400 shares of its common stock for approximately $74.9 million with proceeds from the offering. The shares are to be delivered over a settlement period in 2014. Each of the Prepaid Forwards is subject to early settlement, in whole or in part, at any time prior to the final settlement date at the option of the applicable Forward Counterparty, as well as early settlement or settlement with alternative consideration in the event of certain corporate transactions. In the event the Company pays any cash dividends on its common stock, the Forward Counterparties will pay an equivalent amount to the Company. The shares under the Prepaid Forwards were accounted for as a repurchase of common stock and a reduction of stockholders' equity.

The table below summarizes the carrying value of the components of the convertible senior notes:

	December 31,	
	2012	2011
	(In millions)	
Carrying amount of equity component	$ 368.7	$ 368.7
Principal amount of liability component	$1,150.0	$1,150.0
Unamortized discount	(76.8)	(159.2)
Net carrying value of liability component	$1,073.2	$ 990.8
If-converted value of common stock	$2,534.4	$1,818.0

The discount on the liability component will be amortized as interest expense over the remaining life of the convertible senior notes which, at December 31, 2012, is a weighted-average period of 0.8 years.

Interest expense on the convertible senior notes recognized in the Company's consolidated statements of income for the years ended December 31, 2012, 2011 and 2010 is as follows:

	Years Ended December 31,		
	2012	2011	2010
	(In thousands, except percentages)		
Interest expense calculated on contractual interest rate	$ 30,475	$ 30,475	$30,475
Amortization of discount on liability component	82,366	73,787	66,131
Total interest expense on convertible senior notes	$112,841	$104,262	$96,606
Effective interest rate (annualized)	11.0%	11.0%	11.0%

Both the Convertible Senior Notes due 2013 and the Convertible Senior Notes due 2014 are convertible at the option of the holder based on the condition that the common stock trading price exceeded 130% of the applicable conversion price. In the third and fourth quarters of 2012, a de minimis amount of convertible senior notes were surrendered for conversion and, in each case, either have been or will be settled in cash following the completion of the applicable cash settlement averaging period.

Senior Notes

Due 2017

In November 2012, the Company issued and sold $400 million aggregate principal amount of 5.250% senior notes due December 1, 2017 (the "Senior Notes due 2017") at an issue price of 98.912% of the aggregate principal amount. The Senior Notes due 2017 accrue interest on the principal amount at the rate of 5.250% per annum from November 20, 2012, payable semiannually in arrears, on June 1 and December 1 of each year, beginning on June 1, 2013. The unamortized discount at the time of issuance was $4.3 million. The discount is being amortized using the effective interest method over the remaining life of the Senior Notes due 2017 which, at December 31, 2012, is a period of 4.9 years at an effective annual interest rate of 5.5%.

The payment obligations under the Senior Notes due 2017 are governed by an indenture dated November 20, 2012 with Wells Fargo Bank, N.A., as trustee. The Senior Notes due 2017 are unsecured and are guaranteed on a senior unsecured basis by certain of the Company's existing and future domestic subsidiaries that guarantee its Credit Agreement, including ADS Alliance Data Systems, Inc., ADS Foreign Holdings, Inc., Alliance Data Foreign Holdings, Inc., Epsilon Marketing Services, LLC, Epsilon Data Management LLC, Comenity LLC, Alliance Data FHC, Inc. and Comenity Servicing LLC. The indenture includes usual and customary negative covenants and events of default for transactions of this type.

Due 2020

In March 2012, the Company issued and sold $500 million aggregate principal amount of 6.375% senior notes due April 1, 2020 (the "Senior Notes due 2020"). The Senior Notes due 2020 accrue interest on the principal amount at the rate of 6.375% per annum from March 29, 2012, payable semiannually in arrears, on April 1 and October 1 of each year, beginning on October 1, 2012. The proceeds from the issuance of the Senior Notes due 2020 were used to repay outstanding indebtedness under the Company's Credit Agreement.

The payment obligations under the Senior Notes due 2020 are governed by an indenture dated March 29, 2012 with Wells Fargo Bank, N.A., as trustee. The Senior Notes due 2020 are unsecured and are guaranteed on a senior unsecured basis by certain of the Company's existing and future domestic subsidiaries that guarantee its Credit Agreement, including ADS Alliance Data Systems, Inc., ADS Foreign Holdings, Inc., Alliance Data Foreign Holdings, Inc., Epsilon Marketing Services, LLC, Epsilon Data Management LLC, Comenity LLC, Alliance Data FHC, Inc. and Comenity Servicing LLC. The indenture includes usual and customary negative covenants and events of default for transactions of this type.

Deposits

Terms of the certificates of deposit range from two months to seven years with annual interest rates ranging from 0.20% to 5.25%, with a weighted average interest rate of 1.18%, at December 31, 2012 and 0.15% to 5.25%, with a weighted average interest rate of 1.54%, at December 31, 2011. Interest is paid monthly and at maturity.

Beginning January 1, 2012, Comenity Bank and Comenity Capital Bank offered a demand deposit program through contractual arrangements with securities brokerage firms. As of December 31, 2012, Comenity Bank and Comenity Capital Bank had issued $254.3 million in money market deposits. Money market deposits are redeemable on demand by the customer and, as such, have no scheduled maturity date.

Asset-Backed Securities – Owed to Securitization Investors

An asset-backed security is a security whose value and income payments are derived from and collateralized (or "backed") by a specified pool of underlying assets. The sale of the pool of underlying assets to general investors is accomplished through a securitization process. The Company regularly sells its credit card receivables to its credit card securitization trusts, the WFN Trusts and the WFC Trust, which are consolidated on the balance sheets of the Company under ASC 860 and ASC 810. The liabilities of the consolidated VIEs include asset-backed securities for which creditors or beneficial interest holders do not have recourse to the general credit of the Company.

Asset-Backed Term Notes

In April 2006, Master Trust I issued $500.0 million of term asset-backed securities to investors. The offering consisted of $395.0 million of Class A Series 2006-A asset-backed term notes that have a variable interest rate based on LIBOR as defined in the offering plus a 0.13% spread per year, $18.8 million of Class M Series 2006-A asset-backed term notes that have a variable interest rate based on LIBOR as defined in the offering plus a 0.21% spread per year, $23.7 million of Class B Series 2006-A asset-backed term notes that have a variable interest rate based on LIBOR as defined in the offering plus a 0.35% spread per year and

$62.5 million of Class C Series 2006-A asset-backed term notes that have a variable interest rate based on LIBOR as defined in the offering plus a 0.60% spread per year. The variable interest rates are swapped to a specified fixed interest rate of 5.32%, plus the respective spread percentage for each note. These notes will mature in April 2013.

In August 2009, Master Trust I issued $949.3 million of term asset-backed securities to investors, including those participating in the U.S. government's Term Asset-Backed Securities Loan Facility ("TALF") program. The offering consisted of $500.0 million of Series 2009-B asset-backed term notes (the "2009 Series B Notes"), $139.2 million of Series 2009-C asset-backed term notes (the "2009 Series C Notes") and $310.1 million of Series 2009-D asset-backed term notes (the "2009 Series D Notes"). The 2009 Series D Notes will mature in July 2013 and are comprised of $245.0 million of Class A notes that have a fixed interest rate of 4.66% per year, and an aggregate of $65.1 million of subordinated classes of the term asset-backed notes that were retained by the Company and are eliminated from the consolidated financial statements. The 2009 Series C Notes and the 2009 Series B Notes matured and were repaid in July 2010 and July 2012, respectively.

In October 2009, as part of the Charming Shoppes acquisition, the Company assumed operations associated with Charming Shoppes' securitization master trust, which became Master Trust II. In 2007, the former Charming Shoppes' securitization master trust issued $320.0 million of asset-backed securities to investors. The offering consisted of $211.2 million of Class A Series 2007-1 asset-backed term notes (the "2007 Series A Notes"), $19.2 million of Class M Series 2007-1 asset-backed term notes (the "2007 Series M Notes"), $30.4 million of Class B Series 2007-1 asset-backed term notes (the "2007 Series B Notes"), $28.8 million of Class C Series 2007-1 asset-backed term notes ("2007 Series C Notes"), and $30.4 million of Class D Series 2007-1 asset-backed term notes (the "2007 Series D Notes"). The 2007 Series B Notes matured in January 2013 and are comprised of $16.9 million of Class B-1 notes that have a variable interest rate based on LIBOR as defined in the offering plus a 2.00% spread per year, swapped to a specified fixed interest rate of 5.08% plus the respective spread percentage, and $13.5 million of Class B-2 notes that have a fixed interest rate of 6.91%. The 2007 Series C Notes matured in February 2013 and have a variable interest rate based on LIBOR as defined in the offering plus a 2.50% spread per year. The 2007 Series D Notes were retained by the Company and are eliminated from the consolidated financial statements. The 2007 Series A and Series M Notes matured and were repaid in November 2012 and December 2012, respectively.


Form 10-K

In March 2010, Master Trust II issued $100.8 million of term asset-backed securities to investors. The offering consisted of $65.0 million of Class A Series 2010-1 asset-backed notes that have a fixed interest rate of 4.16% per year, $9.8 million of Class M Series 2010-1 asset-backed notes that have a fixed interest rate of 5.25% per year, $6.6 million of Class B Series 2010-1 asset-backed notes that have a fixed interest rate of 6.25% per year, $11.6 million of Class C Series 2010-1 asset-backed notes that have a fixed interest rate of 7.00% per year and $7.8 million of Class D Series 2010-1 zero-coupon notes that were retained by the Company. The Class B Series 2010-1 notes matured in January 2013, the Class C Series 2010-1 notes matured in February 2013 and the Class D Series 2010-1 notes will mature in March 2013. The Class D Series 2010-1 notes are eliminated from the consolidated financial statements. The Class A and Class M Series 2010-1 notes matured and were repaid in November 2012 and December 2012, respectively.

In July 2010, Master Trust I issued $450.0 million of term asset-backed securities to investors. The offering consisted of $355.5 million of Class A Series 2010-A asset-backed notes that have a fixed interest rate of 3.96% per year, $16.9 million of Class M Series 2010-A asset-backed notes that have a fixed interest rate of 5.20% per year, $21.4 million of Class B Series 2010-A asset-backed notes that have a fixed interest rate of 6.75% per year and $56.2 million of Class C Series 2010-A asset-backed notes that have a fixed interest rate of 5.00% per year. The Class A, Class M, Class B and Class C notes will all mature in June 2015. The Class C Series 2010-A notes were retained by the Company and are eliminated from the consolidated financial statements.

In November 2011, Master Trust I issued $443.0 million of term asset-backed securities to investors. The offering consisted of $316.5 million of Series 2011-A asset-backed term notes (the "Series 2011 A Notes") and $126.5 million of Series 2011-B asset-backed term notes (the "Series 2011 B Notes"). The Series 2011 A Notes will mature in October 2014 and are comprised of $250.0 million of Class A notes that have a fixed interest rate of 1.68% per year, and an aggregate of $66.5 million of subordinated classes of the term asset-backed notes that were retained by the Company and are eliminated from the consolidated financial statements. The Series 2011 B Notes will mature in October 2016 and are comprised of $100.0 million of Class A notes that have a fixed interest rate of 2.45% per year, and an aggregate of $26.5 million of subordinated classes of the term asset-backed notes that were retained by the Company and are eliminated from the consolidated financial statements.

In April 2012, Master Trust I issued $550.0 million of term asset-backed securities to investors. The offering consisted of $412.5 million of Class A Series 2012-A asset-backed term notes that have a fixed interest rate of 3.14% per year and mature in March 2019, and an aggregate of $137.5 million of subordinated classes of the term asset-backed notes that were retained by the Company and are eliminated from the consolidated financial statements.

In July 2012, Master Trust I issued $433.3 million of term asset-backed securities to investors. The offering consisted of $325.0 million of Class A Series 2012-B asset-backed term notes that have a fixed interest rate of 1.76% per year and mature in July 2017. In addition, the Company retained an aggregate of $108.3 million of subordinated classes of the term asset-backed notes that have been eliminated from the consolidated financial statements.

In July 2012, Master Trust I issued $266.7 million of term asset-backed securities to investors, which will mature in October 2018. The offering consisted $200.0 million of Class A Series 2012-C asset-backed notes with a fixed interest rate of 2.23% per year, $10.0 million of Class M Series 2012-C asset-backed notes with a fixed interest rate of 3.32% per year, $12.7 million of Class B Series 2012-C asset-backed notes with a fixed interest rate of 3.57% per year, $33.3 million of Class C Series 2012-C asset-backed notes with a fixed interest rate of 4.55% per year and $10.7 million of Class D Series 2012-C asset-backed notes that were retained by the Company and have been eliminated from the consolidated financial statements.

In October 2012, Master Trust I issued $466.7 million of term asset-backed securities to investors, which will mature in June 2019. The offering consisted of $350.0 million of Class A Series 2012-D asset-backed notes with a fixed interest rate of 2.15% per year, $17.5 million of Class M Series 2012-D asset-backed notes with a fixed interest rate of 3.09% per year, $22.2 million of Class B Series 2012-D asset-backed notes with a fixed interest rate of 3.34% per year and $77.0 million of Class C and Class D Series 2012-D asset-backed notes that were retained by the Company and have been eliminated from the consolidated financial statements.

Proceeds from the issuance of the asset-backed securities in April, July and October 2012 were used in the repayment of asset-backed securities that matured in 2012.

Conduit Facilities

The Company has access to committed undrawn capacity through three conduit facilities to support the funding of its credit card receivables through Master Trust I, Master Trust III and the WFC Trust. As of December 31, 2012, total capacity under the conduit facilities was $1.9 billion, of which $1.2 billion had been drawn and was included in asset-backed securities debt in the consolidated balance sheets. Borrowings outstanding under each facility bear interest at a margin above LIBOR or the asset-backed commercial paper costs of each individual conduit provider. The conduits have varying maturities from May 2013 to March 2014 with variable interest rates ranging from 1.20% to 1.70% as of December 31, 2012.

Maturities

Debt at December 31, 2012 matures as follows:

Year	Long-term and Other Debt	Asset-backed Securities Debt and Deposits	Total
		(In thousands)	
2013[1]	$ 839,397	$2,566,807	$3,406,204
2014[2]	390,893	1,250,662	1,641,555
2015	45,900	652,532	698,432
2016	80,775	274,409	355,184
2017[3]	1,078,928	486,139	1,565,067
Thereafter	500,000	1,128,832	1,628,832
Total maturities	2,935,893	6,359,381	9,295,274
Unamortized discount[4]	(81,054)	—	(81,054)
	$2,854,839	$6,359,381	$9,214,220

(1) Long-term and Other Debt includes $805.0 million representing the aggregate principal amount of the Convertible Senior Notes due 2013.

(2) Long-term and Other Debt includes $345.0 million representing the aggregate principal amount of the Convertible Senior Notes due 2014.

(3) Long-term and Other Debt includes $400.0 million representing the aggregate principal amount of the Senior Notes due 2017.

(4) Unamortized discount consists of $76.8 million for the convertible senior notes and $4.3 million for the Senior Notes due 2017, respectively.

Derivative Instruments

As part of its interest rate risk management program, the Company may enter into derivative contracts with institutions that are established dealers to manage its exposure to changes in interest rates for certain obligations.

The credit card securitization trusts enter into derivative instruments, which include both interest rate swaps and an interest rate cap, to mitigate their interest rate risk on related financial instruments or to lock the interest rate on a portion of their variable asset-backed securities debt.

These interest rate derivative instruments involve the receipt of variable rate amounts from counterparties in exchange for the Company making fixed rate payments over the life of the agreement without the exchange of the underlying notional amount. These interest rate derivative instruments are not designated as hedges. Such instruments are not speculative and are used to manage interest rate risk, but do not meet the specific hedge accounting requirements of ASC 815, "Derivatives and Hedging."

The following tables identify the notional amount, fair value and classification of the Company's outstanding interest rate derivatives at December 31, 2012 and 2011 in the consolidated balance sheets:

	December 31, 2012		December 31, 2011	
	Notional Amount	Weighted Average Years to Maturity	Notional Amount	Weighted Average Years to Maturity
		(Dollars in thousands)		
Interest rate derivatives not designated as hedging instruments	$ 545,700	0.51	$ 703,500	1.37

	December 31, 2012		December 31, 2011	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
		(In thousands)		
Interest rate derivatives not designated as hedging instruments	Other assets	$ 4	Other assets	$ —
Interest rate derivatives not designated as hedging instruments	Other current liabilities	$ 8,515	Other current liabilities	$ 4,739
Interest rate derivatives not designated as hedging instruments	Other liabilities	$ —	Other liabilities	$ 33,364

During the years ended December 31, 2012, 2011 and 2010, gains on derivative instruments of $29.6 million, $31.7 million and $8.7 million, respectively, were recognized in securitization funding costs within the consolidated statements of income.

The Company limits its exposure on derivatives by entering into contracts with institutions that are established dealers who maintain certain minimum credit criteria established by the Company. At December 31, 2012, the Company does not maintain any derivative instruments subject to master agreements that would require the Company to post collateral or that contain any credit-risk related contingent features. The Company has provisions in certain of the master agreements that require counterparties to post collateral to the Company when their credit ratings fall below certain thresholds. At December 31, 2012, these thresholds were not breached and no amounts were held as collateral by the Company.

11. DEFERRED REVENUE

Because management has determined that the earnings process is not complete at the time an AIR MILES reward mile is issued, the recognition of revenue on all fees received at issuance is deferred. Amounts for revenue related to the redemption element and service element are recorded in redemption revenue and transaction revenue, respectively, in the consolidated statements of income.

The Company allocates the proceeds from the issuance of AIR MILES reward miles into two components as follows:

- *Redemption element.* The redemption element is the larger of the two components. Revenue related to the redemption element is based on the estimated fair value. For this component, revenue is recognized at the time an AIR MILES reward mile is redeemed, or for those AIR MILES reward miles that are estimated to go unredeemed by the collector base, known as "breakage," over the estimated life of an AIR MILES reward mile, or a period of 42 months. The estimated life of an AIR MILES reward mile and breakage are actively monitored by the Company.
- *Service element.* The service element consists of marketing and administrative services. Revenue related to the service element is determined in accordance with ASU 2009-13. It is initially deferred and then amortized pro rata over the estimated life of an AIR MILES reward mile. With the adoption of ASU 2009-13, the residual method is no longer utilized for new sponsor agreements entered into or existing sponsor agreements materially modified; for these agreements, the Company measures the service element at its estimated selling price.

Under certain of the Company's contracts, a portion of the proceeds is paid to the Company upon the issuance of an AIR MILES reward mile and a portion is paid at the time of redemption and therefore, the Company does not have a redemption obligation related to these contracts. Revenue is recognized at the time of redemption and is not reflected in the reconciliation of the redemption obligation detailed below. Under such contracts, the proceeds received at issuance are initially deferred as service revenue and revenue is recognized pro rata over the estimated life of an AIR MILES reward mile. Effective from December 31, 2011,

LoyaltyOne implemented an expiry policy, such that all existing and future AIR MILES reward miles will have an expiry of five years.

In December 2011, LoyaltyOne introduced a new program option, AIR MILES Cash. Collectors have the ability to allocate some or all of their future AIR MILES reward miles collected into AIR MILES Cash, but collectors do not have the ability to transfer existing or future AIR MILES reward miles collected between the two program options. Effective March 2012, collectors can instantly redeem their AIR MILES reward miles collected in AIR MILES Cash towards in-store purchases at participating sponsors.

Breakage is the estimate of AIR MILES reward miles issued that the Company has received compensation for, but will go unused by the collector base and not be redeemed. It is based on management's estimate after viewing and analyzing various historical trends including vintage analysis, current run rates and other pertinent factors, such as the impact of macroeconomic factors and changes in the program structure, which in 2012 included the implementation of a five year expiry policy, the removal of certain low mileage reward options and the introduction of a new program option, AIR MILES Cash. Effective December 31, 2012, the Company determined that its estimate of breakage changed from 28% to 27%. The change in estimate will have no impact on the total redemption liability of $869.0 million, but reduced the amount of deferred breakage by approximately $59.0 million that was to be recognized over the expected remaining life of the AIR MILES reward mile.

A reconciliation of deferred revenue for the AIR MILES Reward Program is as follows:

	Deferred Revenue		
	Service	Redemption	Total
		(In thousands)	
December 31, 2010	$ 339,514	$ 881,728	$1,221,242
Cash proceeds	220,128	577,098	797,226
Revenue recognized	(192,284)	(572,499)	(764,783)
Other	—	1,228	1,228
Effects of foreign currency translation	(8,385)	(20,092)	(28,477)
December 31, 2011	358,973	867,463	1,226,436
Cash proceeds	216,772	570,439	787,211
Revenue recognized	(205,740)	(593,679)	(799,419)
Other	—	1,000	1,000
Effects of foreign currency translation	10,008	23,825	33,833
December 31, 2012	$ 380,013	$ 869,048	$1,249,061
Amounts recognized in the consolidated balance sheets:			
Current liabilities	$ 186,275	$ 869,048	$1,055,323
Non-current liabilities	$ 193,738	$ —	$ 193,738

12. COMMITMENTS AND CONTINGENCIES

Cyber Incident

On March 30, 2011, an incident was detected where a subset of Epsilon clients' customer data was exposed by an unauthorized entry into Epsilon's email system. The information obtained was limited to email addresses and/or customer names only. Client marketing campaigns were restarted and Epsilon's email volumes were not significantly impacted. The Company did not incur any significant costs arising from the incident. The incident did not have a material impact to the Company's liquidity, capital resources or results of operations.

AIR MILES Reward Program

The Company has entered into contractual arrangements with certain AIR MILES Reward Program sponsors that result in fees being billed to those sponsors upon the redemption of AIR MILES reward miles issued by those sponsors. The Company has obtained letters of credit and other assurances from those sponsors for the Company's benefit that expire at various dates. These letters of credit and other assurances totaled $188.9 million at December 31, 2012, which exceeds the amount of the Company's estimate of its obligation to provide travel and other rewards upon the redemption of the AIR MILES reward miles issued by those sponsors.

The Company currently has an obligation to provide AIR MILES Reward Program collectors with travel and other rewards upon the redemption of AIR MILES reward miles. The Company believes that the redemption settlements assets, including the letters of credit and other assurances mentioned above, are sufficient to meet that obligation.

The Company has entered into certain long-term arrangements to purchase tickets from airlines and other suppliers in connection with redemptions under the AIR MILES Reward Program. These long-term arrangements allow the Company to make purchases at set prices.

Leases

The Company leases certain office facilities and equipment under noncancellable operating leases and is generally responsible for property taxes and insurance related to such facilities. Lease expense was $71.5 million, $61.4 million, and $54.4 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Future annual minimum rental payments required under noncancellable operating and capital leases, some of which contain renewal options, as of December 31, 2012, are:

Year	Operating Leases	Capital Leases
	(In thousands)	
2013	$ 63,532	$14
2014	54,060	—
2015	46,337	—
2016	39,582	—
2017	34,216	—
Thereafter	56,737	—
Total	$294,464	14
Less amount representing interest		(1)
Total present value of minimum lease payments		$13

Regulatory Matters

In 2011, Comenity Bank converted from a national banking association and limited purpose credit card bank to a Delaware State FDIC-insured bank and limited purpose credit card bank. Comenity Bank is regulated, supervised and examined by the State of Delaware and the Federal Deposit Insurance Corporation ("FDIC"). As a result, agreements previously entered into with, or required by, the Office of the Comptroller of the Currency, the bank's former primary regulator, were also terminated. Comenity Bank remains subject to regulation by the Board of the Governors of the Federal Reserve System. The Company's industrial bank, Comenity Capital Bank, is authorized to do business by the State of Utah and the FDIC.

Quantitative measures established by regulations to ensure capital adequacy require Comenity Bank and Comenity Capital Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk weighted assets and of Tier 1 capital to average assets as well as adequate allowances for loan losses. Under the regulations, a "well capitalized" institution must have a Tier 1 capital ratio of at least 6%, a total capital ratio of at least 10% and a leverage ratio of at least 5% and not be subject to a capital directive order. An "adequately capitalized" institution must have a Tier 1 capital ratio of at least 4%, a total capital ratio of at least 8% and a leverage ratio of at least 4%, but 3% is allowed in some cases. Under these guidelines, Comenity Bank and Comenity Capital Bank are considered well capitalized. As of December 31, 2012, Comenity Capital Bank's Tier 1 capital ratio was 16.4%, total capital ratio was 17.7% and leverage ratio was 16.5%, and Comenity Capital Bank was not subject to a capital directive order. As of December 31, 2012, Comenity Bank's Tier 1 capital ratio was 14.3%, total capital ratio was 15.6% and leverage ratio was 14.7%, and Comenity Bank was not subject to a capital directive order.

Cardholders

The Company's Private Label Services and Credit segment is active in originating private label and co-branded credit cards in the United States. The Company reviews each potential customer's credit application and evaluates the applicant's financial history and ability and perceived willingness to repay. Credit card loans are made primarily on an unsecured basis. Cardholders reside throughout the United States and are not significantly concentrated in any one area.

Holders of credit cards issued by the Company have available lines of credit, which vary by cardholders that can be used for purchases of merchandise offered for sale by clients of the Company. These lines of credit represent elements of risk in excess of the amount recognized in the financial statements. The lines of credit are subject to change or cancellation by the Company. As of December 31, 2012, the Company had approximately 37.9 million cardholders, having unused lines of credit averaging $1,278 per account.

Legal Proceedings

From time to time the Company is involved in various claims and lawsuits arising in the ordinary course of business that it believes will not have a material effect on its business, financial condition or cash flows, including claims and lawsuits alleging breaches of the Company's contractual obligations.

13. STOCKHOLDERS' EQUITY

Stock Repurchase Programs

On January 27, 2010, the Company's Board of Directors authorized a stock repurchase program to acquire up to $275.1 million of the Company's outstanding common stock, from February 5, 2010 through December 31, 2010. On September 13, 2010, the Company's Board of Directors authorized a stock repurchase program, replacing the repurchase program authorized in January 2010, to acquire up to $400.0 million of the Company's outstanding common stock from September 13, 2010 through December 31, 2011. On December 13, 2011, the Company's Board of Directors authorized a stock repurchase program to acquire up to $400.0 million of the Company's outstanding common stock from January 1, 2012 through December 31, 2012.

During 2012, 2011 and 2010, the Company repurchased approximately 1.0 million, 2.9 million and 2.5 million shares of its common stock for an aggregate amount of $137.4 million, $240.9 million and $148.7 million, respectively.

As of December 31, 2012, $262.6 million remained unused under the stock repurchase program that was authorized in December 2011 and expired on December 31, 2012.

On January 2, 2013, the Company's Board of Directors authorized a stock repurchase program to acquire up to $400.0 million of our outstanding common stock from January 2, 2013 through December 31, 2013, subject to any restrictions pursuant to the terms of the Company's credit agreements, indentures, applicable securities laws or otherwise.

Stock Compensation Plans

The Company has adopted equity compensation plans to advance the interests of the Company by rewarding certain employees for their contributions to the financial success of the Company and thereby motivating them to continue to make such contributions in the future.

On March 31, 2005, the Company's Board of Directors adopted the 2005 Long Term Incentive Plan, which was subsequently approved by the Company's stockholders on June 7, 2005 and became effective July 1, 2005. This plan reserved 4,750,000 shares of common stock for grants of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units and other performance-based awards to selected officers, employees, non-employee directors and consultants performing services for the Company or its affiliates. On September 24, 2009, the Company's Board of Directors amended the 2005 long term incentive plan to provide that, in addition to settlement in shares of the Company's common stock or other securities, equity awards may be settled in cash. No more grants may be made from the 2005 long-term incentive plan, which expired on June 30, 2010.

On March 25, 2010, the Company's Board of Directors adopted the 2010 Omnibus Incentive Plan, which was subsequently approved by the Company's stockholders on June 8, 2010. The 2010 Omnibus Incentive Plan became effective July 1, 2010 and expires on June 30, 2015. This plan reserves 3,000,000 shares of common stock for grants of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance share awards, cash incentive awards, deferred stock units, and other stock-based and cash-based awards to selected officers, employees, non-employee directors and consultants performing services for the Company or its affiliates, with only employees being eligible to receive incentive stock options.

Terms of all awards under the 2010 Omnibus Incentive Plan are determined by the Board of Directors or the compensation committee of the Board of Directors or its designee at the time of award.

Under the fair value recognition provisions, stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized ratably over the requisite service period.

Stock Compensation Expense

Total stock-based compensation expense recognized in the Company's consolidated statements of income for the years ended December 31, 2012, 2011 and 2010, is as follows:

	Years Ended December 31,		
	2012	2011	2010
		(In thousands)	
Cost of operations	$32,654	$25,766	$27,608
General and administrative	17,843	17,720	22,486
Total	$50,497	$43,486	$50,094

As the amount of stock-based compensation expense recognized is based on awards ultimately expected to vest, the amount recognized in the Company's results of operations has been reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on the Company's historical experience. The Company revised its annual forfeiture rate from 8% to 5% in 2010 as actual forfeitures were less than anticipated. Accordingly, in December 2010, the Company recognized an additional $5.9 million of stock compensation expense related to the revision of its annual forfeiture rate. As of December 31, 2012, there was approximately $67.3 million of unrecognized expense, adjusted for estimated forfeitures, related to non-vested, stock-based equity awards granted to employees, which is expected to be recognized over a weighted average period of approximately 1.4 years.

Restricted Stock Awards

During 2012, the Company awarded both service-based and performance-based restricted stock units. Fair value of the restricted stock units is estimated using the Company's closing share price on the date of grant. In accordance with ASC 718, the Company recognizes the estimated stock-based compensation expense, net of estimated forfeitures, over the applicable service period.

Service-based restricted stock unit awards typically vest ratably over a three year period. Performance-based restricted stock unit awards typically vest ratably over a three year period if specified performance measures tied to the Company's financial performance are met.

	Performance-Based	Service-Based	Total
Balance at January 1, 2010	1,726,757	1,139,011	2,865,768
Shares granted	393,900	210,026	603,926
Shares vested	(240,941)	(544,093)	(785,034)
Shares cancelled	(92,243)	(31,219)	(123,462)
Balance at December 31, 2010	1,787,473	773,725	2,561,198
Shares granted	457,180	158,539	615,719
Shares vested	(373,099)	(543,643)	(916,742)
Shares cancelled(1)	(1,014,982)	(43,432)	(1,058,414)
Balance at December 31, 2011	856,572	345,189	1,201,761
Shares granted	527,080	127,646	654,726
Shares vested	(505,335)	(130,066)	(635,401)
Shares cancelled	(104,476)	(27,618)	(132,094)
Balance at December 31, 2012	773,841	315,151	1,088,992
Outstanding and Expected to Vest			926,499

(1) In March 2009, the Company determined that it was no longer probable that the specified performance measures associated with certain performance-based restricted stock units that were granted during 2008 and January 2009 would be achieved. The Company did not recognize stock-based compensation expense related to those awards no longer probable to vest. A total of 939,190 shares related to these certain performance-based restricted stock units did not meet the specified performance criteria and thus did not vest, resulting in their cancellation during the year ended December 31, 2011.

The weighted average grant-date fair value per share was $110.18 for restricted stock unit awards granted for the year ended December 31, 2012. The weighted-average remaining contractual life for unvested restricted stock units was 1.4 years at December 31, 2012.

Stock Options

Stock option awards are granted with an exercise price equal to the market price of the Company's stock on the date of grant. Options typically vest ratably over three years and expire ten years after the date of grant. No stock option awards were granted during the years ended December 31, 2012, 2011 and 2010. The Company had granted stock option awards in 2007 and prior where the fair value of each option award was estimated on the date of grant using a binomial lattice model.

The following table summarizes stock option activity under the Company's equity compensation plans:

	Outstanding		Exercisable	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Balance at January 1, 2010	2,480,690	$36.05	2,380,410	$34.90
Granted	—	—		
Exercised	(1,039,349)	30.00		
Forfeited	(19,077)	62.81		
Balance at December 31, 2010	1,422,264	$40.12	1,422,264	$40.12
Granted	—	—		
Exercised	(669,712)	37.24		
Forfeited	(12,535)	31.46		
Balance at December 31, 2011	740,017	$42.87	740,017	$42.87
Granted	—	—		
Exercised	(355,764)	42.95		
Forfeited	—	—		
Balance at December 31, 2012	384,253	$42.80	384,253	$42.80
Vested and Expected to Vest[1]	384,253	$42.80		

(1) All options outstanding at December 31, 2012 are vested and there were no remaining options expected to vest.

Based on the market value on their respective exercise dates, the total intrinsic value of stock options exercised was approximately $31.0 million, $33.9 million and $42.3 million for the years ended December 31, 2012, 2011 and 2010, respectively. The Company received cash proceeds of approximately $15.3 million from stock options exercised during the year ended December 31, 2012.

All options outstanding as of December 31, 2012 are vested and exercisable. The aggregate intrinsic value of these stock options as of December 31, 2012 was approximately $39.2 million. The weighted average remaining contractual life of stock options vested and exercisable as of December 31, 2012 was approximately 2.4 years.

14. EMPLOYEE BENEFIT PLANS

Employee Stock Purchase Plan

On June 7, 2005, at the annual meeting of stockholders, the stockholders approved and adopted the Amended and Restated Employee Stock Purchase Plan (the "ESPP"), effective on July 1, 2005. No employee may purchase more than $25,000 in stock under the ESPP in any calendar year, and no employee may purchase stock under the ESPP if such purchase would cause the employee to own more than 5% of the voting power or value of the Company's common stock. The ESPP provides for three month offering periods, commencing on the first trading day of each calendar quarter and ending on the last trading day of each calendar quarter. The purchase price of the common stock upon exercise shall be 85% of the fair market value of shares on the applicable purchase date as determined by averaging the high and low trading prices of the last trading day of each quarter. An employee may elect to pay the purchase price of such common stock through payroll deductions. The maximum number of shares reserved for issuance under the ESPP is 1,500,000 shares, subject to adjustment as provided in the ESPP. Employees are required to hold any stock purchased through the ESPP for 180 days prior to any sale or withdrawal of shares.

During the year ended December 31, 2012, the Company issued 50,380 shares of common stock under the ESPP at a weighted-average issue price of $116.15. Since its adoption, 959,182 shares of common stock have been issued under the ESPP.

2010 Omnibus Incentive Plan

At the June 8, 2010 annual meeting of stockholders, the Company's stockholders approved the 2010 Omnibus Incentive Plan. The 2010 plan authorizes the compensation committee to grant cash-based and other equity-based or equity-related awards, including deferred stock units and fully-vested shares. The maximum cash amount that may be awarded to any single participant in any one calendar year may not exceed $7.5 million.

401(k) Retirement Savings Plan

The Alliance Data Systems 401(k) and Retirement Savings Plan is a defined contribution plan that is qualified under Section 401(k) of the Internal Revenue Code of 1986. The Company amended its 401(k) and Retirement Savings Plan effective January 1, 2013. The 401(k) and Retirement Savings Plan is an IRS-approved safe harbor plan design that eliminates the need for most discrimination testing. Eligible employees can participate in the 401(k) and Retirement Savings Plan immediately upon joining the Company and after six months of employment begin receiving company matching contributions. In addition, seasonal or "on-call" employees must complete a year of eligibility service before they may participate in the 401(k) and Retirement Savings Plan. The 401(k) and Retirement Savings Plan permits eligible employees to make Roth elective deferrals, effective November 1, 2012, which are included in the employee's taxable income at the time of contribution, but not when distributed. Regular, or Non-Roth, elective deferrals made by employees, together with contributions by the Company to the 401(k) and Retirement Savings Plan, and income earned on these contributions, are not taxable to employees until withdrawn from the 401(k) and Retirement Savings Plan. The 401(k) and Retirement Savings Plan covers U.S. employees, who are at least 18 years old, of ADS Alliance Data Systems, Inc., one of the Company's wholly-owned subsidiaries, and any other subsidiary or affiliated organization that adopts this 401(k) and Retirement Savings Plan. The Company, and all of its U.S. subsidiaries, are currently covered under the 401(k) and Retirement Savings Plan.

On the first three percent of savings, the Company matches dollar-for-dollar. An additional fifty cents for each dollar an employee contributes is matched for savings of more than three percent and up to five percent of pay. All company matching contributions are immediately vested. In addition to the company match, the Company may make an additional annual discretionary contribution based on the Company's profitability. This contribution, subject to Board of Director approval, is based on a percentage of pay and is subject to a separate three-year vesting schedule. The discretionary contribution vests in full upon achieving three years of service for participants with less than three years of service. All of these contributions vest immediately if the participating employee has more than three years of service, attains age 65, becomes disabled, dies or if the 401(k) and Retirement Savings Plan terminates. Company matching and discretionary contributions for the years ended December 31, 2012, 2011 and 2010 were $22.0 million, $14.0 million, and $8.8 million, respectively.

The participants in the plan can direct their contributions and the Company's matching contribution to numerous investment options, including the Company's common stock. On July 20, 2001, the Company registered 1,500,000 shares of its common stock for issuance in accordance with its 401(k) and Retirement Savings Plan pursuant to a Registration Statement on Form S-8, File No. 333-65556. As of December 31, 2012, 810,603 of such shares remain available for issuance.

Group Retirement Savings Plan and Deferred Profit Sharing Plan (LoyaltyOne)

The Company provides for its Canadian employees the Group Retirement Savings Plan of the Loyalty Group ("GRSP"), which is a group retirement savings plan registered with the Canada Revenue Agency. Contributions made by Canadian employees on their behalf or on behalf of their spouse to the GRSP, and income earned on these contributions, are not taxable to employees until withdrawn from the GRSP. Employee contributions eligible for company match may not exceed the overall maximum allowed by the Income Tax Act (Canada); the maximum tax-deductible GRSP contribution is set by the Canada Revenue Agency each year. The Deferred Profit Sharing Plan ("DPSP") is a legal trust registered with the Canada Revenue Agency. Eligible full-time employees can participate in the GRSP after three months of employment and eligible part-time employees after six months of employment. Employees become eligible to receive company matching contributions into the DPSP on the first day of the calendar quarter following twelve months of employment. Based on the eligibility guidelines, the Company matches up to 5% of contributions dollar-for-dollar. Contributions made to the DPSP reduce an employee's maximum contribution amounts to the GRSP under the Income Tax Act (Canada) for the following year. All company matching contributions into the DPSP vest after receipt of one continuous year of DPSP contributions. LoyaltyOne matching and discretionary contributions for the years ended December 31, 2012, 2011 and 2010 were $2.0 million, $2.0 million, and $1.8 million, respectively.

Executive Deferred Compensation Plan and the Canadian Supplemental Executive Retirement Plan

The Company also maintains an Executive Deferred Compensation Plan ("EDCP"). The EDCP provides an opportunity for a defined group of management and highly compensated employees to defer on a pre-tax basis a portion of their regular compensation and bonuses payable for services rendered and to receive certain employer contributions.

The Company provides a Canadian Supplemental Executive Retirement Plan ("SERP") for a defined group of management and highly compensated employees of Loyalty One, Inc., one of the Company's wholly-owned subsidiaries. Similar to the EDCP, participants may defer on a pre-tax basis a portion of their compensation and bonuses payable for services rendered and to receive certain employer contributions.

15. ACCUMULATED OTHER COMPREHENSIVE INCOME

The changes in each component of accumulated comprehensive income (loss), net of tax effects, are as follows:

	Net Unrealized Gains (Losses) on Securities	Foreign Currency Translation Adjustments[1]	Accumulated Other Comprehensive Income (Loss)
		(In thousands)	
Balance as of January 1, 2010	$(63,024)	$ (2,717)	$(65,741)
Adoption of ASC 860 and ASC 810	55,881	—	55,881
Changes in other comprehensive income (loss)	(12,939)	(11,701)	(24,640)
Balance as of December 31, 2010	(20,082)	(14,418)	(34,500)
Changes in other comprehensive income (loss)	27,035	(15,591)	11,444
Balance as of December 31, 2011	6,953	(30,009)	(23,056)
Changes in other comprehensive income (loss)	3,368	(2,173)	1,195
Balance as of December 31, 2012	$ 10,321	$(32,182)	$(21,861)

(1) Primarily related to the impact of changes in the Canadian currency exchange rate.

16. INCOME TAXES

The Company files a consolidated federal income tax return.

	Years Ended December 31,		
	2012	2011	2010
	(In thousands)		
Components of income from continuing operations before income taxes:			
Domestic	$481,243	$332,010	$159,227
Foreign	201,661	182,085	151,663
Total	$682,904	$514,095	$310,890
Components of income tax expense are as follows:			
Current			
Federal	$143,695	$ 71,843	$ 17,940
State	13,991	9,415	9,341
Foreign	696	70,514	68,910
Total current	158,382	151,772	96,191
Deferred			
Federal	28,267	46,459	20,354
State	6,176	3,482	937
Foreign	67,823	(2,904)	(2,230)
Total deferred	102,266	47,037	19,061
Total provision for income taxes	$260,648	$198,809	$115,252

A reconciliation of recorded federal provision for income taxes to the expected amount computed by applying the federal statutory rate of 35% for all periods to income from continuing operations before income taxes is as follows:

	Years Ended December 31,		
	2012	2011	2010
	(In thousands)		
Expected expense at statutory rate	$239,016	$179,933	$108,812
Increase (decrease) in income taxes resulting from:			
State income taxes, net of federal benefit	13,109	8,383	6,680
Foreign earnings at other than U.S. rates	(4,328)	(7,131)	(6,320)
Canadian tax rate reductions	(7,128)	7,188	11,209
U.S. tax on foreign dividends, net of credits	15,617	5,228	(3,156)
Reduction of prior year tax positions	—	—	(7,326)
Other	4,362	5,208	5,353
Total	$260,648	$198,809	$115,252

Form 10-K

Deferred tax assets and liabilities consist of the following:

	December 31,	
	2012	2011
	(In thousands)	
Deferred tax assets		
Deferred revenue	$ 90,675	$ 155,386
Allowance for doubtful accounts	186,503	179,860
Net operating loss carryforwards and other carryforwards	51,603	129,449
Derivatives	4,456	15,230
Stock-based compensation and other employee benefits	27,205	20,196
Accrued expenses and other	44,267	40,506
Total deferred tax assets	404,709	540,627
Valuation allowance	(22,542)	(82,517)
Deferred tax assets, net of valuation allowance	382,167	458,110
Deferred tax liabilities		
Deferred income	$ 203,658	$ 168,769
Convertible note hedges	7,553	14,317
Depreciation	8,950	7,724
Intangible assets	172,065	123,335
Total deferred tax liabilities	392,226	314,145
Net deferred tax asset (liability)	$ (10,059)	$ 143,965
Amounts recognized in the consolidated balance sheets:		
Current assets	$ 237,268	$ 252,303
Non-current assets	30,027	43,408
Non-current liabilities	(277,354)	(151,746)
Total – Net deferred tax asset (liability)	$ (10,059)	$ 143,965

At December 31, 2012, the Company has approximately $22.3 million of U.S. federal net operating loss carryovers ("NOLs") and approximately $24.7 million of foreign tax credits ("credits"), which expire at various times through the year 2022. Pursuant to Section 382 of the Internal Revenue Code, the Company's utilization of such NOLs is subject to an annual limitation. In addition, at December 31, 2012, the Company has state income tax NOLs of approximately $420.5 million and state credits of approximately $6.2 million available to offset future state taxable income. The state NOLs and credits will expire at various times through the year 2032. The Company believes it is more likely than not that a portion of the credits and state NOLs will expire before being utilized. Therefore, in accordance with ASC 740-10, "Income Taxes — Overall — Initial Measurement," the Company has established a valuation allowance on the portion of credits and state NOLs that the Company expects to expire prior to utilization.

Should certain substantial changes in the Company's ownership occur, there would be an annual limitation on the amount of carryovers and credits that can be utilized. The impact of such a limitation would likely not be significant.

The Company's valuation allowance decreased $60.0 million primarily due to changes in the expected realizability of foreign tax credits. This decrease is largely offset by a reduction to the foreign tax credit carryforward.

The income tax expense does not reflect the tax effect of certain items recorded directly to additional paid-in capital. The net tax impact resulting from the exercise of employee stock options and other employee stock programs that was recorded in additional paid-in capital was approximately $21.4 million, $17.3 million and $12.5 million for the years ended December 31, 2012, 2011 and 2010, respectively.

In December 2009, the Ontario government enacted a law to reduce the corporate income tax rates for years beginning in 2010. As a result of these rate reductions, the Company was required to book additional expense to reduce the net deferred tax asset in Canada related to the future lower income tax rates. The Company recorded $7.2 million and $11.2 million of income tax expense for the years ended December 31, 2011 and 2010, respectively, related to these rate reductions. In June 2012, the Ontario government enacted a law that froze the corporate income tax rate at the current rate, essentially repealing the rate reductions scheduled for future years. As a result of the rate freeze, the Company was required to record a $7.1 million tax benefit to increase its deferred tax asset in Canada related to future years.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at December 31, 2009	$51,147
Increases related to prior years' tax positions	2,391
Decreases related to prior years' tax positions	(2,337)
Increases related to current year tax positions	5,957
Settlements during the period	(2,026)
Lapses of applicable statutes of limitation	(932)
Balance at December 31, 2010	$54,200
Increases related to prior years' tax positions	14,509
Decreases related to prior years' tax positions	(5,497)
Increases related to current year tax positions	9,581
Settlements during the period	(2,569)
Lapses of applicable statutes of limitation	(680)
Balance at December 31, 2011	$69,544
Increases related to prior years' tax positions	4,188
Decreases related to prior years' tax positions	(7,424)
Increases related to current year tax positions	11,703
Settlements during the period	(1,253)
Lapses of applicable statutes of limitation	(604)
Balance at December 31, 2012	$76,154

Included in the balance at December 31, 2012 are tax positions reclassified from deferred tax liabilities. Deductibility or taxability is highly certain for these tax positions but there is uncertainty about the timing of such deductibility or taxability. Because of the impact of deferred tax accounting, other than interest and penalties, this timing uncertainty would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits in income tax expense. The Company has potential cumulative interest and penalties with respect to unrecognized tax benefits of approximately $15.5 million, $15.1 million and $15.8 million at December 31, 2012, 2011 and 2010, respectively. For the year ended December 31, 2012, the Company recorded approximately $0.3 million in potential interest and penalties with respect to unrecognized tax benefits. For the years ended December 31, 2011 and 2010, the Company released approximately $0.3 million and $1.0 million, respectively, in potential interest and penalties with respect to unrecognized tax benefits.

At December 31, 2012, 2011 and 2010, the Company had unrecognized tax benefits of approximately $37.5 million, $37.1 million and $35.5 million, respectively, that, if recognized, would impact the effective tax rate. The Company does not anticipate a significant change to the total amount of unrecognized tax benefits over the next twelve months.

The Company files income tax returns in the U.S. federal jurisdiction and in many state and foreign jurisdictions. With some exceptions, the tax returns filed by the Company are no longer subject to U.S. federal or state and local income tax examinations for years before 2009 and are no longer subject to foreign income tax examinations by tax authorities for years before 2007.

17. FINANCIAL INSTRUMENTS

In accordance with ASC 825, "Financial Instruments," the Company is required to disclose the fair value of financial instruments for which it is practical to estimate fair value. To obtain fair values, observable market prices are used if available. In some instances, observable market prices are not readily available and fair value is determined using present value or other techniques appropriate for a particular financial instrument. These techniques involve judgment and as a result are not necessarily indicative of the amounts the Company would realize in a current market exchange. The use of different assumptions or estimation techniques may have a material effect on the estimated fair value amounts.

Fair Value of Financial Instruments—The estimated fair values of the Company's financial instruments are as follows:

	December 31,			
	2012		2011	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)			
Financial assets				
Cash and cash equivalents	$ 893,352	$ 893,352	$ 216,213	$ 216,213
Trade receivables, net	370,110	370,110	300,895	300,895
Credit card receivables, net	6,967,674	6,967,674	5,197,690	5,197,690
Redemption settlement assets, restricted	492,690	492,690	515,838	515,838
Cash collateral, restricted	65,160	65,160	158,727	158,727
Other investment securities	91,972	91,972	26,772	26,772
Derivative instruments	4	4	—	—
Financial liabilities				
Accounts payable	215,470	215,470	149,812	149,812
Deposits	2,228,411	2,255,089	1,353,775	1,372,670
Asset-backed securities debt – owed to securitization investors	4,130,970	4,225,745	3,260,287	3,302,687
Long-term and other debt	2,854,839	4,358,379	2,183,474	3,071,661
Derivative instruments	8,515	8,515	38,103	38,103

Fair Value of Assets and Liabilities Held at December 31, 2012 and 2011

The following techniques and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and cash equivalents, trade receivables, net and accounts payable—The carrying amount approximates fair value due to the short maturity and the relatively liquid nature of these assets and liabilities.

Credit card receivables, net—The carrying amount of credit card receivables, net approximates fair value due to the short maturity, and the average interest rates approximate current market origination rates.

Redemption settlement assets, restricted—Redemption settlement assets, restricted consists of cash and cash equivalents and marketable securities. The fair value for securities is based on quoted market prices for the same or similar securities.

Cash collateral, restricted—The spread deposits are recorded at their fair value based on discounted cash flow models. The Company uses a valuation model that calculates the present value of estimated cash flows for each asset. The fair value is based on the term of the underlying securities and a discount rate. The carrying amount of excess funding deposits approximates its fair value due to the relatively short maturity period and average interest rates, which approximate current market rates.

Other investment securities—Other investment securities consist primarily of restricted cash and marketable securities. The fair value is based on quoted market prices for the same or similar securities.

Market values were determined for each individual security in the investment portfolio. When evaluating the investments for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the security's issuer, and the Company's intent to sell the security and whether it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis. The Company typically invests in highly-rated securities with low probabilities of default and has the ability to hold the investments until maturity. As of December 31, 2012, the Company does not consider the investments to be other-than-temporarily impaired.

Deposits—The fair value is estimated based on the current observable market rates available to the Company for similar deposits with similar remaining maturities.

Asset-backed securities debt — owed to securitization investors—The fair value is estimated based on the current observable market rates available to the Company for similar debt instruments with similar remaining maturities or quoted market prices for the same transaction.

Long-term and other debt—The fair value is estimated based on the current observable market rates available to the Company for similar debt instruments with similar remaining maturities or quoted market prices for the same transaction.

Derivative instruments—The valuation of these instruments is determined using a discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and option volatility.

Financial Assets and Financial Liabilities Fair Value Hierarchy

ASC 825 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

- Level 1, defined as observable inputs such as quoted prices in active markets;
- Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
- Level 3, defined as unobservable inputs where little or no market data exists, therefore requiring an entity to develop its own assumptions.


Form 10-K

Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial instruments also include those for which the determination of fair value requires significant management judgment or estimation. The use of different techniques to determine fair value of these financial instruments could result in different estimates of fair value at the reporting date.

The following table provides information for the assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2012 and 2011:

	Balance at December 31, 2012	Fair Value Measurements at December 31, 2012 Using		
		Level 1	Level 2	Level 3
		(In thousands)		
Government bonds[1]	$ 5,117	$ —	$ 5,117	$ —
Corporate bonds[1]	447,307	6,165	441,142	—
Cash collateral, restricted	65,160	2,500	—	62,660
Other investment securities[2]	91,972	51,951	40,021	—
Derivative instruments[3]	4	—	4	—
Total assets measured at fair value	$609,560	$60,616	$486,284	$62,660
Derivative instruments[4]	$ 8,515	$ —	$ 8,515	—
Total liabilities measured at fair value	$ 8,515	$ —	$ 8,515	$ —

	Balance at December 31, 2011	Fair Value Measurements at December 31, 2011 Using		
		Level 1	Level 2	Level 3
		(In thousands)		
Government bonds[1]	$ 5,100	$ —	$ 5,100	$ —
Corporate bonds[1]	475,273	21,346	453,927	—
Cash collateral, restricted	158,727	—	—	158,727
Other investment securities[2]	26,772	3,043	23,729	—
Total assets measured at fair value	$665,872	$24,389	$482,756	$158,727
Derivative instruments[4]	$ 38,103	$ —	$ 38,103	—
Total liabilities measured at fair value	$ 38,103	$ —	$ 38,103	$ —

(1) Amounts are included in redemption settlement assets in the consolidated balance sheets.

(2) Amounts are included in other current assets and other assets in the consolidated balance sheets.

(3) Amount is included in other assets in the consolidated balance sheets.

(4) Amounts are included in other current liabilities and other liabilities in the consolidated balance sheets.

The following tables summarize the changes in fair value of the Company's assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as defined in ASC 825 as of December 31, 2012 and 2011:

	Cash Collateral, Restricted
	(In thousands)
December 31, 2011	$ 158,727
Total gains (realized or unrealized):	
Included in earnings	5,469
Purchases	1,287
Issuances	—
Settlements	(102,823)
Transfers in or out of Level 3	—
December 31, 2012	$ 62,660
Gains for the period included in earnings related to assets still held at December 31, 2012	$ 5,469

	Cash Collateral, Restricted
	(In thousands)
December 31, 2010	$185,754
Total losses (realized or unrealized):	
Included in earnings	(5,227)
Purchases	55,148
Issuances	17,722
Settlements	(94,670)
Transfers in or out of Level 3	—
December 31, 2011	$158,727
Losses for the period included in earnings related to assets still held at December 31, 2011	$ (5,227)

There were no transfers between Levels 1 and 2 within the fair value hierarchy for the years ended December 31, 2012 and 2011.

The spread deposits included in cash collateral, restricted are recorded at their fair value based on discounted cash flow models, utilizing the respective term of each instrument which ranged from four to 46 months, with a weighted average term of 18 months. The unobservable input used to calculate the fair value was the discount rate of 3.2%, which was based on an interest rate curve that is observable in the market as adjusted for a credit spread. Significant increases (decreases) in the term or the discount rate would result in a lower (higher) fair value.

For the years ended December 31, 2012 and 2011, gains and losses included in earnings attributable to cash collateral, restricted are included in interest in the consolidated statements of income.

Financial Instruments Disclosed but Not Carried at Fair Value

The following table provides assets and liabilities disclosed but not carried at fair value as of December 31, 2012:

	Fair Value Measurements at December 31, 2012			
	Total	Level 1	Level 2	Level 3
	(In thousands)			
Cash and cash equivalents	$ 893,352	$893,352	$ —	$ —
Credit card receivables, net	6,967,674	—	—	6,967,674
Total assets	$ 7,861,026	$893,352	$ —	$6,967,674
Deposits	$ 2,255,089	$ —	$ 2,255,089	$ —
Asset-backed securities debt – owed to securitization investors	4,225,745	—	4,225,745	—
Long-term and other debt	4,358,379	—	4,358,379	—
Total liabilities	$10,839,213	$ —	$10,839,213	$ —

18. PARENT-ONLY FINANCIAL STATEMENTS

The following ADSC financial statements are provided in accordance with the rules of the Securities and Exchange Commission, which require such disclosure when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets. Certain of the Company's subsidiaries may be restricted in distributing cash or other assets to ADSC, which could be utilized to service its indebtedness. The stand alone parent-only financial statements are presented below.

Balance Sheets

	December 31,	
	2012	2011
	(In thousands)	
Assets:		
Cash and cash equivalents	$ 247,478	$ 25
Investment in subsidiaries	2,813,219	1,938,769
Intercompany receivables	887,518	1,011,347
Other assets	61,222	56,496
Total assets	$4,009,437	$3,006,637
Liabilities:		
Current debt	$ 803,256	$ 19,813
Long-term debt	2,051,570	2,163,627
Intercompany payables	8,519	84,147
Other liabilities	617,605	563,084
Total liabilities	3,480,950	2,830,671
Stockholders' equity	528,487	175,966
Total liabilities and stockholders' equity	$4,009,437	$3,006,637

Statements of Income

	Years Ended December 31,		
	2012	2011	2010
		(In thousands)	
Interest from loans to subsidiaries	$ 10,248	$ 10,197	$ 11,058
Dividends from subsidiaries	464,971	343,676	215,125
Total revenue	475,219	353,873	226,183
Interest expense, net	179,527	159,088	168,913
Other expenses, net	533	646	281
Total expenses	180,060	159,734	169,194
Income before income taxes and equity in undistributed net income of subsidiaries	295,159	194,139	56,989
Benefit for income taxes	73,106	34,127	37,811
Income before equity in undistributed net income of subsidiaries	368,265	228,266	94,800
Equity in undistributed net income of subsidiaries	53,991	87,020	98,937
Net income	$422,256	$315,286	$193,737

Statements of Cash Flows

	Years Ended December 31,		
	2012	2011	2010
		(In thousands)	
Net cash used in operating activities	$ (224,835)	$ (10,011)	$ (43,096)
Investing activities:			
Payments for acquired businesses, net of cash acquired	—	(359,076)	(117,000)
Investment in subsidiaries	(475,000)	—	—
Dividends received	464,971	343,676	215,125
Net cash (used in) provided by investing activities	(10,029)	(15,400)	98,125
Financing activities:			
Borrowings under debt agreements	1,095,148	3,256,500	1,507,000
Repayment of borrowings	(506,214)	(3,010,906)	(1,458,000)
Excess tax benefits from stock-based compensation	20,199	15,028	12,959
Payment of deferred financing costs	(21,672)	(23,861)	(2,360)
Purchase of treasury shares	(125,840)	(240,877)	(148,717)
Proceeds from issuance of common stock	20,696	29,412	33,854
Net cash provided by (used in) financing activities	482,317	25,296	(55,264)
Increase (decrease) in cash and cash equivalents	247,453	(115)	(235)
Cash and cash equivalents at beginning of year	25	140	375
Cash and cash equivalents at end of year	$ 247,478	$ 25	$ 140


Form 10-K

19. SEGMENT INFORMATION

Operating segments are defined by ASC 280, "Segment Reporting," as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is the President and Chief Executive Officer. The operating segments are reviewed separately because each operating segment represents a strategic business unit that generally offers different products and serves different markets.

The Company operates in the following reportable segments: LoyaltyOne, Epsilon, and Private Label Services and Credit. Segment operations consist of the following:

- LoyaltyOne includes the Company's Canadian AIR MILES Reward Program;
- Epsilon provides end-to-end, integrated direct marketing solutions that combine database marketing technology and analytics with a broad range of direct marketing services; and
- Private Label Services and Credit provides risk management solutions, account origination, funding, transaction processing, customer care and collections services for the Company's private label retail credit card programs.

Corporate and all other immaterial businesses are reported collectively as an "all other" category labeled "Corporate/Other." Income taxes are not allocated to the segments in the computation of segment operating profit for internal evaluation purposes and have also been included in "Corporate/Other." Total assets are not allocated to the segments. The Company's program for web and catalog retailer VENUE has been classified as discontinued operations. See Note 4, "Discontinued Operations," for additional information.

The accounting policies of the operating segments are generally the same as those described in the summary of significant accounting policies.

Year Ended December 31, 2012	LoyaltyOne	Epsilon	Private Label Services and Credit	Corporate/ Other	Eliminations	Total
			(In thousands)			
Revenues	$919,041	$996,210	$1,732,160	$ 372	$(6,393)	$3,641,390
Adjusted EBITDA[1]	236,094	222,253	823,241	(89,851)	—	1,191,737
Stock compensation expense	9,311	14,414	8,930	17,842	—	50,497
Depreciation and amortization	19,614	101,684	42,464	3,114	—	166,876
Operating income (loss)	207,169	106,155	771,847	(110,807)	—	974,364
Interest expense, net	(1,560)	(67)	114,193	178,894	—	291,460
Income (loss) from continuing operations before income taxes	208,729	106,222	657,654	(289,701)	—	682,904
Capital expenditures	$ 19,424	$ 60,065	$ 28,295	$ 8,671	$ —	$ 116,455

Year Ended December 31, 2011	LoyaltyOne	Epsilon	Private Label Services and Credit	Corporate/ Other	Eliminations	Total
			(In thousands)			
Revenues	$844,774	$847,136	$1,488,998	$ 1,136	$(8,757)	$3,173,287
Adjusted EBITDA[1]	217,083	195,397	678,334	(76,407)	(5,088)	1,009,319
Stock compensation expense	7,202	11,816	6,748	17,720	—	43,486
Depreciation and amortization	20,253	90,111	35,480	7,309	—	153,153
Operating income (loss)	189,628	93,470	636,106	(101,436)	(5,088)	812,680
Interest expense, net	(383)	(68)	145,580	158,544	(5,088)	298,585
Income (loss) from continuing operations before income taxes	190,011	93,538	490,526	(259,980)	—	514,095
Capital expenditures	$ 18,331	$ 35,600	$ 13,485	$ 6,086	$ —	$ 73,502

Year Ended December 31, 2010	LoyaltyOne	Epsilon	Private Label Services and Credit	Corporate/ Other	Eliminations	Total
			(In thousands)			
Revenues	$799,534	$613,374	$1,386,274	$ 1,866	$(9,627)	$2,791,421
Adjusted EBITDA[1]	204,554	152,304	530,021	(57,875)	(6,464)	822,540
Stock compensation expense	10,266	9,481	7,861	22,486	—	50,094
Depreciation and amortization	23,823	77,743	35,164	6,496	—	143,226
Operating income (loss)	170,465	65,080	486,996	(86,857)	(6,464)	629,220
Interest expense, net	226	(33)	155,323	169,278	(6,464)	318,330
Income (loss) from continuing operations before income taxes	170,239	65,113	331,673	(256,135)	—	310,890
Capital expenditures	$ 16,049	$ 27,405	$ 19,681	$ 5,620	$ —	$ 68,755

(1) Adjusted EBITDA is a non-GAAP financial measure equal to income (loss) from continuing operations, the most directly comparable GAAP financial measure, plus stock compensation expense, provision for income taxes, interest expense, net, depreciation and other amortization and amortization of purchased intangibles. Adjusted EBITDA is presented in accordance with ASC 280 as it is the primary performance metric utilized to assess performance of the segment.

With respect to information concerning principal geographic areas, revenues are attributed to respective countries based on the location of the subsidiary, which generally correlates with the location of the customer. Information concerning principal geographic areas is as follows:

	United States	Canada	Other	Total
		(In thousands)		
Revenues				
Year Ended December 31, 2012	$2,655,506	$913,188	$ 72,696	$3,641,390
Year Ended December 31, 2011	$2,264,336	$833,427	$ 75,524	$3,173,287
Year Ended December 31, 2010	$1,931,660	$785,549	$ 74,212	$2,791,421
Long-lived assets				
December 31, 2012	$2,379,536	$350,122	$138,338	$2,867,996
December 31, 2011	$1,957,094	$367,324	$ 48,864	$2,373,282

As of December 31, 2012, revenues from Bank of Montreal represented approximately 10.5% of consolidated revenue and are included in the LoyaltyOne segment.


Form 10-K

20. NON-CASH FINANCING AND INVESTING ACTIVITIES

On January 1, 2010, the Company adopted ASC 860 and ASC 810 resulting in the consolidation of the WFN Trusts and the WFC Trust. However, based on the carrying amounts of the WFN Trusts' and the WFC Trust's assets and liabilities as prescribed by ASC 810, the consolidation of the trusts had the following non-cash impact to the financing and investing activities of the consolidated statements of cash flows for the year ended December 31, 2010 as follows:

- elimination of $74 million in redemption settlement assets for those interests retained in the WFN Trusts,
- elimination of $775 million in retained interests classified in due from securitizations,
- consolidation of $4.1 billion in credit card receivables, and
- consolidation of $3.7 billion in asset-backed securities.

In December 2012, the Company purchased 0.1 million of treasury shares for an aggregate amount of $11.6 million that had not settled on December 31, 2012 and is included in accounts payable.

21. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Unaudited quarterly results of operations for the years ended December 31, 2012 and 2011 are presented below.

	Quarter Ended			
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
	(In thousands, except per share amounts)			
Revenues	$891,569	$866,485	$911,492	$971,844
Operating expenses	638,950	625,942	647,021	755,113
Operating income	252,619	240,543	264,471	216,731
Interest expense, net	65,652	73,067	74,365	78,376
Income before income taxes	186,967	167,476	190,106	138,355
Provision for income taxes	71,738	63,655	70,561	54,694
Net income	$115,229	$103,821	$119,545	$ 83,661
Net income per share—basic	$ 2.30	$ 2.07	$ 2.39	$ 1.68
Net income per share—diluted	$ 1.86	$ 1.63	$ 1.84	$ 1.27

	Quarter Ended			
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
	(In thousands, except per share amounts)			
Revenues	$740,436	$740,458	$844,844	$847,549
Operating expenses	528,528	548,667	617,165	666,247
Operating income	211,908	191,791	227,679	181,302
Interest expense, net	71,459	78,794	74,356	73,976
Income before income taxes	140,449	112,997	153,323	107,326
Provision for income taxes	54,073	43,974	59,342	41,420
Net income	$ 86,376	$ 69,023	$ 93,981	$ 65,906
Net income per share—basic	$ 1.69	$ 1.35	$ 1.86	$ 1.31
Net income per share—diluted	$ 1.56	$ 1.19	$ 1.60	$ 1.11

22. SUBSEQUENT EVENT

In February 2013, Master Trust I issued $500.0 million of term asset-backed securities to investors, which will mature in February 2018. The offering consisted of $375.0 million of Class A Series 2013-A asset-backed notes with a fixed interest rate of 1.61% per year and an aggregate of $125.0 million of subordinated classes of the term asset-backed notes that were retained by the Company and will be eliminated from the consolidated financial statements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Alliance Data Systems Corporation has duly caused this annual report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANCE DATA SYSTEMS CORPORATION

By: /S/ EDWARD J. HEFFERNAN

Edward J. Heffernan
President and Chief Executive Officer

DATE: February 28, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Alliance Data Systems Corporation and in the capacities and on the dates indicated.

Name	Title	Date
/s/ EDWARD J. HEFFERNAN **Edward J. Heffernan**	President, Chief Executive Officer and Director	February 28, 2013
/s/ CHARLES L. HORN **Charles L. Horn**	Executive Vice President and Chief Financial Officer	February 28, 2013
/s/ LAURA SANTILLAN **Laura Santillan**	Senior Vice President and Chief Accounting Officer	February 28, 2013
/s/ BRUCE K. ANDERSON **Bruce K. Anderson**	Director	February 28, 2013
/s/ ROGER H. BALLOU **Roger H. Ballou**	Director	February 28, 2013
/s/ LAWRENCE M. BENVENISTE, PH.D. **Lawrence M. Benveniste, Ph.D.**	Director	February 28, 2013
/s/ D. KEITH COBB **D. Keith Cobb**	Director	February 28, 2013
/s/ E. LINN DRAPER, JR., PH.D. **E. Linn Draper, Jr., Ph.D.**	Director	February 28, 2013
/s/ KENNETH R. JENSEN **Kenneth R. Jensen**	Director	February 28, 2013
/s/ ROBERT A. MINICUCCI **Robert A. Minicucci**	Chairman of the Board, Director	February 28, 2013

SCHEDULE II

ALLIANCE DATA SYSTEMS CORPORATION

CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts[1]	Write-Offs Net of Recoveries	Balance at End of Period
			(In thousands)		
Allowance for Doubtful Accounts — Trade receivables:					
Year Ended December 31, 2012	$ 2,406	$ 2,270	$ 384	$ (1,141)	$ 3,919
Year Ended December 31, 2011	$ 4,350	$ 2,141	$ 547	$ (4,632)	$ 2,406
Year Ended December 31, 2010	$ 6,736	$ 1,939	$ 16	$ (4,341)	$ 4,350
Allowance for Loan Loss — Credit card receivables:					
Year Ended December 31, 2012	$468,321	$285,479	$ 11,000	$(282,842)	$481,958
Year Ended December 31, 2011	$518,069	$300,316	$ (10,000)	$(340,064)	$468,321
Year Ended December 31, 2010	$ 54,884	$387,822	$524,215	$(448,852)	$518,069

(1) For the year ended December 31, 2010, a charge of $523,950 due to the adoption of ASC 860 and ASC 810 is included in the Allowance for Loan Loss — Credit card receivables.

CONTACT INFORMATION

CORPORATE HEADQUARTERS

Alliance Data Systems Corporation
7500 Dallas Parkway, Suite 700
Plano, Texas 75024
214-494-3000

COMMON STOCK

The company's common stock is listed on the New York Stock Exchange under the Ticker Symbol "ADS."

FORM 10-K

For more information about Alliance Data, visit us online at www.AllianceData.com. The company's Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the Securities and Exchange Commission, is available at Alliance Data's web site.

ELECTRONIC ACCESS

Stockholders may visit the following web site for electronic access of Annual Reports and Proxy materials: www.edocumentview.com/ads

LEGAL COUNSEL

Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 3900
Dallas, Texas 75201
214-969-2800

INDEPENDENT AUDITORS

Deloitte & Touche LLP
2200 Ross Avenue, Suite 1600
Dallas, Texas 75201
214-840-7000

INVESTOR RELATIONS

FTI Consulting
Wall Street Plaza
88 Pine Street
New York, New York 10005
212-850-5600

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940
Shareholder Inquiries
781-575-2879
www.computershare.com/investor

SAFE HARBOR STATEMENT AND FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may use words such as "anticipate," "believe," "continue, " "could," "estimate," "expect," "intend, " "may, " "predict," "project," "would," and similar expressions as they relate to us or our management. When we make forward-looking statements, we are basing them on our management's beliefs and assumptions, using information currently available to us. Although we believe that the expectations reflected in the forward-looking statements are reasonable, these forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed in our filings with the Securities and Exchange Commission.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statements contained in this presentation reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We have no intention, and disclaim any obligation, to update or revise any forward-looking statements, whether as a result of new information, future results or otherwise, except as required by law.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements in this presentation regarding Alliance Data Systems Corporation's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's Annual Report on Form 10-K for the most recently ended fiscal year. Risk factors may be updated in Item 1A in each of the Company's Quarterly Reports on Form 10-Q for each quarterly period subsequent to the Company's most recent Form 10-K.

BOARD OF DIRECTORS

Robert A. Minicucci
Chairman of the Board

Bruce K. Anderson
Director

Roger H. Ballou
Director

Lawrence M. Benveniste
Director

D. Keith Cobb
Director

E. Linn Draper, Jr.
Director

Edward J. Heffernan
Director

Kenneth R. Jensen
Director

EXECUTIVE OFFICERS

Edward J. Heffernan
President and
Chief Executive Officer

Leigh Ann K. Epperson
Senior Vice President,
General Counsel and Secretary

Charles L. Horn
Executive Vice President and
Chief Financial Officer

Bryan J. Kennedy
Executive Vice President and
President, Epsilon

Melisa A. Miller
Executive Vice President and
President, Retail Credit Services

Bryan A. Pearson
Executive Vice President and
President, LoyaltyOne

Laura Santillan
Senior Vice President and
Chief Accounting Officer

Alliance Data® (NYSE: ADS) and its combined businesses is North America's largest and most comprehensive provider of transaction-based, data-driven marketing and loyalty solutions serving large, consumer-based industries. The Company creates and deploys customized solutions, enhancing the critical customer marketing experience; the result is measurably changing consumer behavior while driving business growth and profitability for some of today's most recognizable brands. Alliance Data helps its clients create and increase customer loyalty through solutions that engage millions of customers each day across multiple touch points using traditional, digital, mobile and other emerging technologies. Headquartered in Dallas, Alliance Data and its three businesses employ approximately 11,000 associates at more than 70 locations worldwide.

Alliance Data consists of three businesses: Alliance Data Retail Services, a leading provider of marketing-driven credit solutions; Epsilon®, a leading provider of multichannel, data-driven technologies and marketing services; and LoyaltyOne®, which owns and operates the AIR MILES® Reward Program, Canada's premier coalition loyalty program. For more information about the company, visit our web site, www.alliancedata.com, or follow us on Twitter via @AllianceData.


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